Exhibit 99.1
AMRYT PHARMA PLC
(Incorporated and registered in England and Wales
with registered number 12107859)

Registered office: Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT
February 16, 2023
Dear Fellow Shareholder:
As previously announced, on January 8, 2023, Amryt Pharma Plc, a public limited company incorporated in England and Wales (“Amryt”) entered into a transaction agreement (as it may be amended, the “Transaction Agreement”) with Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Chiesi”), pursuant to which Chiesi will acquire the entire issued and to be issued share capital of Amryt (the “Transaction”) by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”) under Part 26 of the UK Companies Act 2006.
We cordially invite all holders of Amryt Ordinary Shares to attend two meetings of shareholders of Amryt.
The first meeting (the “Court Meeting”) will be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ on March 22, 2023 at 1:30 p.m. (London time). At the Court Meeting, Amryt shareholders will be asked to consider and vote on the Scheme of Arrangement.
The second meeting (the “General Meeting” and, together with the Court Meeting, the “Shareholder Meetings”) will also be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ on March 22, 2023 at 1:45 p.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned). At the General Meeting, Amryt shareholders will be asked to consider and vote on a proposal (i) authorizing the Board of Directors of Amryt (the “Amryt Board”) to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect and (ii) making certain amendments to the articles of association of Amryt in order to facilitate the Transaction.
Holders of American Depositary Shares of Amryt, which each represent a beneficial interest in five Amryt Ordinary Shares (“Amryt ADSs”) are not entitled to attend the Shareholder Meetings but this scheme circular contains instructions for how holders of Amryt ADS can provide voting instructions to the Depositary in respect of the Shareholder Meetings.
Transaction Overview
If the Transaction is completed:
•	all ordinary shares, par value £0.06 per share, of Amryt (“Amryt Ordinary Shares”) will be acquired by Chiesi pursuant to the Scheme of Arrangement;
•
holders of Amryt Ordinary Shares as of the record time for the Scheme of Arrangement will, on the terms set out in the Scheme of Arrangement, have the right to receive for each Amryt Ordinary Share held by them at such time an amount equal to (i) $2.90 in cash plus (ii) one Milestone 1 CVR and one Milestone 2 CVR (each as defined below); and

•
accordingly, holders of Amryt ADSs, as of the time that the Scheme of Arrangement becomes effective will have the right to receive for each Amryt ADS an amount equal to (i) $14.50 in cash (less a $0.05 per Amryt ADS cash distribution fee, and any other fees and expenses payable by such holders pursuant to the terms of the deposit agreement by and among Amryt, Citibank, N.A., as depositary, and the holders and beneficial owners of Amryt ADSs issued thereunder, and less any applicable withholding taxes) plus (ii) five Milestone 1 CVRs and five Milestone 2 CVRs. Chiesi has agreed to pay the cancellation fees that would otherwise be payable by holders of Amryt ADSs under such deposit agreement.

The “Milestone 1 CVR” represents the non-transferable contractual contingent right to receive a cash payment of $0.20 if Milestone 1 (as defined below) is achieved, net of any applicable withholding taxes and without interest. Milestone 1 means an approval issued by the FDA of Filsuvez prior to December 31, 2024, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication) provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval). The “Milestone 2 CVR” represents the non-transferable contractual contingent right to receive a cash payment of $0.30 if Milestone 2 (as defined below) is achieved, net of any applicable withholding taxes and without interest. Milestone 2 means the issuance by the FDA to Amryt of a priority review voucher (as defined in Section 529(a)(2) of the United States Federal Food, Drug and Cosmetic Act (21 U.S.C. 360ff(a)(2))) on or prior to December 31, 2024 (or, if Milestone 1 is achieved in December 2024, January 31, 2025). Chiesi has agreed to use “Diligent Efforts” (as defined in the CVR Agreement) to achieve the foregoing milestones. Amryt cannot assure you if or when the Milestones will be achieved. If a Milestone is not achieved by the applicable deadline, the right to receive payment pursuant to the terms of the CVR Agreement will lapse.
Voting
It is important that holders of Amryt Ordinary Shares vote at both of the Shareholder Meetings, and that holders of Amryt ADSs provide voting instructions to the Depositary to vote at both of the Shareholder Meetings on their behalf.
Holders of Amryt Ordinary Shares are encouraged to submit a form of proxy (by post, online or electronically through CREST) for each of the Court Meeting and the General Meeting as soon as possible. Holders of Amryt Ordinary Shares who hold their Amryt Ordinary Shares indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a holder of Amryt Ordinary Shares to vote at the Shareholder Meetings. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible.
If you hold Amryt ADSs, you will not be able to attend the Shareholder Meetings or submit a form of proxy. However, holders of Amryt ADSs who hold their Amryt ADSs directly (i.e., by having Amryt ADSs registered in their names on the Amryt ADS register maintained by the Depositary) on February 10, 2023 at 5:00 p.m. (New York time) will be sent a Depositary Notice and an ADS voting instruction card and will have the right to instruct the Depositary how to vote the Amryt Ordinary Shares underlying their Amryt ADSs with respect to the resolutions to be proposed at the Shareholder Meetings, subject to and in accordance with the terms of the Deposit Agreement. Holders of Amryt ADSs are encouraged to timely submit voting instructions to the Depositary for each of the Court Meeting and the General Meeting as soon as possible. Holders of Amryt ADSs who hold their Amryt ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of an Amryt ADS holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible. This scheme circular also contains instructions as to how to surrender your Amryt ADSs and become a shareholder of Amryt in order to vote at the Shareholder Meetings. See the section entitled “Questions and Answers about the Transaction and Shareholder Meetings—Can an Amryt ADS holder vote directly at the Court Meeting or General Meeting” in this scheme circular.
For specific instructions on voting Amryt Ordinary Shares and Amryt ADSs, please refer to the accompanying scheme circular and forms of proxy or the Depositary Notice and the ADS voting instruction card.
Recommendation of the Amryt Board
The Amryt Board considers the terms of the Transaction to be in the best interests of Amryt and its shareholders taken as a whole. Accordingly, the Amryt Board unanimously recommends that Amryt shareholders vote:
•	“FOR” the approval of the Scheme of Arrangement at the Court Meeting; and
•	“FOR” the approval of the resolution at the General Meeting.
The Amryt Board made its determination after evaluating the Transaction in consultation with Amryt’s management and legal and financial advisors, and after considering a number of factors.

In considering the recommendation of the Amryt Board, you should be aware that directors and executive officers of Amryt may have certain interests in the Transaction that may be different from, or in addition to, the interests of Amryt shareholders generally. See the section entitled “The Transaction—Interests of Amryt’s Non-Employee Directors and Executive Officers in the Transaction” of the accompanying scheme circular for further information regarding these interests.
We urge you to read the accompanying scheme circular, including any documents incorporated by reference therein and the Annexes thereto, carefully and in their entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” of the accompanying scheme circular for risks relating to the Transaction.
If you have any questions regarding the accompanying scheme circular, including any questions on how to vote:
•	if you hold Amryt Ordinary Shares, please contact Amryt’s registrar, Link Group at the contact information below:
Link Group
Telephone (call charges apply): +44 (0) 371 664 0321, between 9:00 a.m.—5:30 p.m. (London time)
•	if you hold Amryt ADSs, please contact Amryt’s proxy solicitor, D.F. King & Co., Inc. at the contact information below:
D.F. King & Co., Inc.
48 Wall Street New York, New York 10005
Shareholders call toll-free: (888) 541-9895; Banks and Brokers call: (212) 269-5550
By Email: amryt@dfking.com
On behalf of the Amryt Board, thank you for your consideration and continued support.
Yours sincerely,

Dr. Joseph Wiley
Chief Executive Officer, Amryt Pharma Plc

NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE UNITED KINGDOM FINANCIAL CONDUCT AUTHORITY HAS APPROVED OR DISAPPROVED THE TRANSACTION OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING SCHEME CIRCULAR, NOR HAVE THEY DETERMINED IF THE ACCOMPANYING SCHEME CIRCULAR IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
For the avoidance of doubt, the accompanying scheme circular is not intended to be, and is not, a prospectus for the purposes of the Prospectus Regulation Rules made under Part 6 of the UK Financial Services and Markets Act 2000 (as set out in the UK Financial Conduct Authority’s Handbook).
The accompanying scheme circular is dated February 16, 2023 and is first being mailed or otherwise delivered to Amryt shareholders on or about February 16, 2023.
THIS NOTICE APPLIES TO ORDINARY SHAREHOLDERS ONLY.
AMRYT ADS HOLDERS SHOULD REFER TO THE SEPARATE NOTICE SENT BY
THE DEPOSITARY TO THEM WITH THE SCHEME CIRCULAR.

AMRYT PHARMA PLC
(Incorporated and registered in England and Wales
with registered number 12107859)
NOTICE OF COURT MEETING
TO BE HELD ON MARCH 22, 2023
IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2023-000468
IN THE MATTER OF AMRYT PHARMA PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 2006
NOTICE IS HEREBY GIVEN that, by an order dated February 15, 2023 made in the above matters, the High Court of Justice of England and Wales (the “Court”) has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares as at the Voting Record Time (each such term having the meaning given to it in the Scheme, as defined below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made pursuant to Part 26 of the Companies Act 2006 (the “Companies Act”) between Amryt Pharma Plc (“Amryt”) and the holders of the Scheme Shares (the “Scheme” or the “Scheme of Arrangement”) and that the Court Meeting will be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London, EC2N 4BQ, United Kingdom on March 22, 2023 at 1:30 p.m. (London time).
A copy of the Scheme and a copy of the explanatory statement required to be published pursuant to section 897 of the Companies Act are incorporated in the accompanying scheme circular.
Unless the context requires otherwise, any capitalized term used but not defined in this notice shall have the meaning given to such term in the accompanying scheme circular.
Voting on the resolution to approve the Scheme will be by poll, which shall be conducted as the Chair of the Court Meeting may determine.
Right to Appoint a Proxy; Procedure for Appointment
Scheme Shareholders entitled to attend and vote at the Court Meeting may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote at the Court Meeting.
Scheme Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting as soon as possible, using any of the methods (by post, online or electronically through CREST) set out in the below Notes to this notice.
Voting Record Time
Entitlement to attend and vote (in person or by proxy) at the Court Meeting or any adjournment thereof and the number of votes which may be cast at the Court Meeting will be determined by reference to the register of members of Amryt at the “Voting Record Time”, which is 6:00 p.m. (London time) on March 20, 2023 or, if the Court Meeting is adjourned, 6:00 p.m. (London time) on the date which is two business days before the date fixed for the adjourned meeting. Changes to the register of members of Amryt after the relevant time shall be disregarded in determining the rights of any person to attend and vote (in person or by proxy) at the Court Meeting.
Joint Holders
In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the register of members of Amryt in respect of the joint holding.
Corporate Representatives
As an alternative to appointing a proxy, any holder of Scheme Shares which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.
By the said order, the Court has appointed Raymond Stafford or, failing him, Dr. Joseph Wiley or, failing him, any other Amryt director to act as Chair of the Court Meeting and has directed the Chair to report the result thereof to the Court.
YOUR VOTE IS IMPORTANT
Your vote at the Court Meeting is very important. You are strongly encouraged to submit proxy appointments and instructions for the Court Meeting as soon as possible.
Dated February 16, 2023
Cooley (UK) LLP
22 Bishopsgate
London, EC2N 4BQ
Solicitors for the Company

Notes:
The following notes explain your general rights as a Scheme Shareholder and your right to attend and vote at the Court Meeting or to appoint a proxy to vote on your behalf.
1. RIGHT TO APPOINT A PROXY; PROCEDURE FOR APPOINTMENT
Scheme Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting as soon as possible, using any of the methods (by post, online or electronically through CREST) set out below.
The completion and return of the blue form of proxy by post (or appointment of a proxy online or through CREST) will not prevent you from attending, submitting questions and voting at the Court Meeting if you are entitled to and wish to do so.
A Scheme Shareholder entitled to attend and vote at the Court Meeting may appoint one or more proxies to exercise all or any of such Scheme Shareholder’s rights to attend, submit questions and, on a poll, to vote, instead of him, her or them. A proxy need not be a Scheme Shareholder but must attend the meeting for the Scheme Shareholder’s vote to be counted. If a Scheme Shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the Scheme Shareholder. If a Scheme Shareholder wishes to appoint more than one proxy, they should contact Link Group for further blue forms of proxy or photocopy the blue form of proxy as required.
Scheme Shareholders who do not appoint a proxy will still be entitled to attend, submit questions and vote at the Court Meeting.
(a) Sending blue form of proxy by post
A blue form of proxy, for use at the Court Meeting, has been provided with this notice. Instructions for its use are set out on the form. It is requested that the blue form of proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned in the pre-paid envelope provided by Link Group to Link Group, PXS1, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, so as to be received as soon as possible and in any event not later than 1:30 p.m. (London time) on March 20, 2023 (or, in the case of an adjournment of the Court Meeting, 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time appointed for the adjourned meeting).
If the blue form of proxy for the Court Meeting is not received by Link Group by the relevant time, it may be handed to the Chair of the Court Meeting at any time prior to the commencement of the Court Meeting.
(b) Online appointment of proxies
As an alternative to completing and returning the printed blue form of proxy, proxies may be appointed electronically by logging on to the following website: www.signalshares.com and following the instructions therein. Full details of the procedure to be followed to appoint a proxy electronically are given on the website. For an electronic proxy appointment to be valid, the appointment must be received by Link Group not later than 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time fixed for the Court Meeting or any adjournment thereof. If the electronic proxy appointment is not received by this time, the blue form of proxy may be handed to the Chair of the Court Meeting any time prior to the commencement of the Court Meeting or any adjournment thereof. Full details of the procedure to be followed to appoint a proxy electronically are given on the website.
(c) Electronic appointment of proxies through CREST
If you hold Amryt Ordinary Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Court Meeting (or any adjournment thereof) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Amryt’s Registrar (ID: RA10) not later than 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time fixed for the Court Meeting or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Amryt’s Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. If the CREST proxy appointment or instruction is not received by this time, the blue form of proxy may be handed to the Chair of the Court Meeting any time prior to the commencement of the Court Meeting or any adjournment thereof.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
Amryt may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

THIS NOTICE APPLIES TO ORDINARY SHAREHOLDERS ONLY.
AMRYT ADS HOLDERS SHOULD REFER TO THE SEPARATE NOTICE SENT BY THE DEPOSITARY
TO
THEM WITH THE SCHEME CIRCULAR.
AMRYT PHARMA PLC
(Incorporated and registered in England and Wales
with registered number 12107859)
NOTICE OF GENERAL MEETING OF AMRYT PHARMA PLC
TO BE HELD ON MARCH 22, 2023
NOTICE is hereby given that a General Meeting (the “General Meeting”) of Amryt Pharma Plc, a public limited company incorporated under the laws of England and Wales (“Amryt” or the “Company”), will be held on March 22, 2023, at 1:45 p.m. (London time) (or as soon thereafter as the Court Meeting (as defined in the Scheme of Arrangement that is included in the accompanying scheme circular) is concluded or adjourned), at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom for the purpose of considering and, if thought fit, passing the following resolution as a special resolution.
Unless the context requires otherwise, any capitalized term used but not defined in this notice shall have the meaning given to such term in the accompanying scheme circular.
Special resolution
“THAT, for the purpose of giving effect to the scheme of arrangement dated February 16, 2023 between the Company and the holders of Scheme Shares (as defined in such scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this Resolution) between the Company and Chiesi Farmaceutici S.p.A., an Italian società per azioni (the “Purchaser”), and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith (the “Scheme”):
(A)
the directors of the Company (or a duly authorized committee of the directors) be and are hereby authorized to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 180:
“180 Scheme of Arrangement
(i) In this article, references to the “Scheme” are to the Scheme of Arrangement under Part 26 of the Act between the Company and the holders of Scheme Shares dated February 16, 2023 in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and Chiesi Farmaceutici S.p.A., an Italian società per azioni (the “Purchaser”), and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith and, save as defined in this article, expressions defined in the Scheme shall have the same meanings in this article.
(ii) Notwithstanding any other provision of these articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues any shares (other than to any member of the Purchaser Group or a nominee of any such person (each such person, a “Purchaser Company”)) at or after the Voting Record Time but before the Scheme Record Time, including without limitation, any shares issued as a result of exercise or vesting of equity awards over shares or other securities in the Company or conversion of any convertible loan note instrument or indenture to which the Company is a party, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

(iii) Subject to the Scheme becoming effective, and notwithstanding any other provision of these articles, if any shares in the Company are issued or transferred to any person other than a Purchaser Company (a “New Member”) after the Scheme Record Time including without limitation, any shares issued as a result of exercise or vesting of equity awards over shares or other securities in the Company or conversion of any convertible loan note instrument or indenture to which the Company is a party (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member), to transfer immediately all of its Post-Scheme Shares free of all encumbrances to the Purchaser (or to such other person as may be nominated by the Purchaser) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme Shares. In exchange for the transfer of the Post-Scheme Shares, the Purchaser (or such other person as has been nominated by the Purchaser) shall pay or procure the payment to the New Member of the same Per Share Cash Consideration and deliver or procure the delivery to the New Member of the same Per Share CVR Consideration that the New Member would have been entitled to receive pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.
(iv) If, after the Effective Time, the Amryt Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date falling after the Effective Time, or any similar event shall have occurred, then the amount of any Per Share Cash Consideration and/ or Per Share CVR Consideration due to a New Member for each Post-Scheme Share pursuant to Article 180(iii) above shall be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate to provide the Purchaser and the New Members holding any Post-Scheme Share(s) with the same economic effect as contemplated by the Scheme prior to such event. References in this article to shares shall, following such adjustment, be construed accordingly.
(v) To give effect to any transfer of Post-Scheme Shares required by this article, the Company may appoint any person as attorney and/ or agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favor of the Purchaser (or such other person as the Purchaser may nominate) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser (or such other person as the Purchaser may nominate) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.
(vi) The Company may give good receipt for the applicable Per Share Cash Consideration and Per Share CVR Consideration for the Post-Scheme Shares and may register the Purchaser (or such other person as the Purchaser may nominate) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.
(vii) The Purchaser shall settle (or procure the settlement of) the Per Share Cash Consideration and Per Share CVR Consideration within 14 days of the transfer of the Post-Scheme Shares by the New Member to the Purchaser (or to such other person as the Purchaser may nominate).
(viii) Notwithstanding any other provision of these articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to a Purchaser Company or a nominee of a Purchaser Company pursuant to the Scheme).
(ix) If the Scheme shall not have become effective by the date referred to in paragraph 12.2 of the Scheme, this article shall be of no effect.””

YOUR VOTE IS IMPORTANT
Your vote at the General Meeting is very important. You are strongly encouraged to submit proxy appointments and instructions for the General Meeting as soon as possible.
By Order of the Board
Rory P. Nealon
Company Secretary
Registered Office:
Dept 920a 196 High Road, Wood Green, London, United Kingdom, N22 8HH
Amryt Pharma Plc
Registered in England and Wales No. 12107859

Notes:
The following notes explain your general rights as an Amryt shareholder and your right to attend and vote at the General Meeting or to appoint someone else to vote on your behalf. For the avoidance of doubt, references in these notes to “Amryt shareholders” are to holders of Amryt Ordinary Shares only, not holders of Amryt ADSs.
1.	ENTITLEMENT TO ATTEND AND VOTE
Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001 (as amended), Amryt has specified that only those shareholders registered on the register of members of Amryt at 6:00 p.m. (London time) on March 20, 2023 (or, if the meeting is adjourned to a time more than 48 hours after such time, at 6:00 p.m. (London time) on the day which is two days prior to the date of the adjourned meeting) (the “Voting Record Time”) shall be entitled to attend and vote (in person or by proxy) at the General Meeting in respect of the number of ordinary shares registered in their name at that time. If the meeting is adjourned to a time not more than 48 hours after the Voting Record Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
2.	RIGHT TO APPOINT A PROXY; PROCEDURE FOR APPOINTMENT
Amryt shareholders are strongly encouraged to submit proxy appointments and instructions for the General Meeting as soon as possible, using any of the methods (by post, online or electronically through CREST) set out below.
The completion and return of the yellow form of proxy by post (or appointment of a proxy online or through CREST) will not prevent you from attending, submitting questions and voting at the General Meeting if you are entitled to and wish to do so.
An Amryt shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to exercise all or any of such Amryt shareholder’s rights to attend, submit questions and, on a poll, to vote, instead of him, her or them. A proxy need not be an Amryt shareholder but must attend the meeting for the Amryt shareholder’s vote to be counted. If an Amryt shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the Amryt shareholder. If an Amryt shareholder wishes to appoint more than one proxy they should contact Link Group for further yellow forms of proxy or photocopy the yellow form of proxy as required.
Amryt shareholders who do not appoint a proxy will still be entitled to attend, submit questions and vote at the General Meeting.
(a)	Sending yellow form of proxy by post
A yellow form of proxy, for use at the General Meeting, has been provided with this notice. Instructions for its use are set out on the form. It is requested that the yellow form of proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned in the pre-paid envelope provided by Amryt’s Registrar to Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL, United Kingdom, so as to be received as soon as possible and in any event not later than 1:45 p.m. (London time) on March 20, 2023 (or, in the case of an adjournment of the General Meeting, 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time appointed for the adjourned meeting).
If the yellow form of proxy for the General Meeting is not received by Link Group by the relevant time, it will be invalid.
(b)	Online appointment of proxies
As an alternative to completing and returning the printed yellow form of proxy, proxies may be appointed electronically by logging on to the following website: www.signalshares.com and following the instructions therein. Full details of the procedure to be followed to appoint a proxy electronically are given on the website. For an electronic proxy appointment to be valid, the appointment must be received by Link Group not later than 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time fixed for the General Meeting or any adjournment thereof. Full details of the procedure to be followed to appoint a proxy electronically are given on the website.

(c)	Electronic appointment of proxies through CREST
If you hold Amryt Ordinary Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the General Meeting (or any adjournment thereof) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Amryt’s Registrar (ID: RA10) not later than 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time fixed for the General Meeting or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Amryt’s Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
Amryt may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.
3.	APPOINTMENT OF A PROXY BY JOINT HOLDERS
In the case of joint holders, where more than one of the joint holders purports to appoint one or more proxies, only the purported appointment submitted by the most senior holder will be accepted. Seniority shall be determined by the order in which the names of the joint holders stand in Amryt’s register of members in respect of the joint holding.
4.	CORPORATE REPRESENTATIVES
Any corporation which is an Amryt shareholder can, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at the General Meeting who, on presentation of a certified copy of such resolution, may exercise on its behalf all of its powers.
5.	VOTES TO BE TAKEN BY A POLL AND RESULTS
At the General Meeting voting on the resolution will be by poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of ordinary shares held. The results of the poll will be announced by the filing of a Report of Foreign Private Issuer on Form 6-K with the SEC and published on Amryt’s Internet website as soon as reasonably practicable following the conclusion of the General Meeting.
The “WITHHELD” option on the form of proxy is provided to enable Amryt shareholders to abstain from voting on the resolution. However, a vote withheld is not a vote in law and will not be counted in the calculation of proportion of votes “FOR” and “AGAINST” the resolution.
6.	WEBSITE PROVIDING INFORMATION REGARDING THE GENERAL MEETING
Information regarding the General Meeting, and a copy of this Notice may be found on Amryt’s Internet website at https://amrytpharma.com/. The information contained on Amryt’s Internet website is not incorporated into, and does not form a part of, this scheme circular or any other report or document on file with or furnished to the SEC.

7.	ISSUED SHARE CAPITAL AND TOTAL VOTING RIGHTS
As at February 15, 2023 (being the latest practicable date prior to the publication of this notice) Amryt’s issued share capital consisted of 319,176,117 ordinary shares carrying one vote each. Therefore, the total voting rights in Amryt as at February 15, 2023 were 319,176,117 votes.
8.	FURTHER QUESTIONS AND COMMUNICATION
Amryt shareholders that attend the General Meeting will be permitted to submit questions to the Amryt directors during the course of the General Meeting. The Chair of the General Meeting will ensure that relevant matters relating to the formal business of the General Meeting are addressed in the General Meeting.
Amryt shareholders who have any queries about the General Meeting should contact Link Group on +44 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 am – 5.30 pm, Monday to Friday excluding public holidays in England and Wales. Please note that Link Group cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.
Amryt shareholders may not use any electronic address or fax number provided in this Notice or in any related documents to communicate with Amryt for any purpose other than those expressly stated. Any electronic communications, including the lodgement of any electronic proxy appointment, received by Amryt, or its agents, that is found to contain any virus will not be accepted.

REFERENCES TO ADDITIONAL INFORMATION
This scheme circular incorporates important business and financial information about Amryt from documents that Amryt has filed with the SEC, and that are contained in or incorporated by reference into this scheme circular. For a list of documents incorporated by reference into this scheme circular, please see the section entitled “Where You Can Find More Information” in this scheme circular. This information is available through the SEC’s website at www.sec.gov.
You may request copies of this scheme circular and any of the documents incorporated by reference into this scheme circular, without charge, by directing a request to Amryt’s Investor Relations department by email at ir@amrytpharma.com or:
•	if you hold Amryt Ordinary Shares, by contacting Amryt’s registrar, Link Group, by telephone at +44 (0) 371 664 0321; and
•	if you hold Amryt ADSs, by contacting Amryt’s proxy solicitor, D.F. King & Co., Inc., by telephone at (888) 541-9895 or by email at amryt@dfking.com.
In order for you to receive timely delivery of the documents in advance of the Shareholder Meetings to be held on March 22, 2023, you must request the information no later than five business days prior to the date of the Shareholder Meetings, being March 14, 2023.
ABOUT THIS SCHEME CIRCULAR
This document constitutes a notice of meeting with respect to the Court Meeting and the General Meeting and contains an explanatory statement in respect of the Scheme of Arrangement (as required by section 897 of the Companies Act 2006).
Chiesi has supplied all information contained or incorporated by reference into this scheme circular relating to Chiesi, and Amryt has supplied all such information relating to Amryt.
Amryt and Chiesi have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this scheme circular, and Amryt and Chiesi take no responsibility for, and can provide no assurance as to the reliability of, any information others may give you. This scheme circular is dated February 16, 2023, and you should not assume that the information contained in this scheme circular is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this scheme circular is accurate as of any date other than the date of the incorporated document. The mailing of this scheme circular to Amryt shareholders will not create any implication to the contrary.
This scheme circular is first being mailed or otherwise delivered to Amryt shareholders on or about February 16, 2023.

CERTAIN DEFINITIONS
Unless otherwise indicated or as the context otherwise requires, all references in this scheme circular to:
•	“Amryt” means Amryt Pharma Plc, a public limited company incorporated in England and Wales.
•	“Amryt ADS Fees” means (i) a $0.05 per Amryt ADS cash distribution fee and (ii) any other fees and expenses payable by ADS holders pursuant to the terms of the Deposit Agreement.
•	“Amryt ADS Register” means the register of Amryt ADSs and registered holders of Amryt ADSs maintained by the Depositary.
•	“Amryt ADS Voting Record Time” means 5:00 p.m. (New York time) on February 10, 2023.
•
“Amryt ADSs” means American Depositary Shares representing, as of the date of this scheme circular, a beneficial ownership interest in five Amryt Ordinary Shares on deposit with the Depositary (or a custodian under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement.

•	“Amryt Articles” means the articles of association of Amryt.
•	“Amryt Board” means the Board of Directors of Amryt.
•
“Amryt Board Recommendation” means the recommendation by the Amryt Board that Amryt shareholders vote in favor of the Scheme Proposal at the Court Meeting and the Scheme Implementation Proposal at the General Meeting.

•	“Amryt DAC” means Amryt Pharmaceuticals Designated Activity Company, a subsidiary of Amryt incorporated in the Republic of Ireland.
•	“Amryt Employee Plan” means any Amryt employee benefit plan providing for equity or equity-based compensation.
•	“Amryt Ordinary Shares” means ordinary shares, par value £0.06 per share, of Amryt.
•	“Amryt Shareholders” means holders of Amryt Ordinary Shares and/or holders of Amryt ADSs.
•
“Average Market Exchange Rate” means the average USD:GBP or USD:Euro exchange rate to be calculated by dividing the total amount of US dollars converted by the Paying Agent pursuant to the Currency Conversion Facility by the total amount of British pounds or Euros, as applicable, received by the Paying Agent pursuant to such currency conversion trades less any applicable and properly incurred transaction, foreign exchange and dealing costs or commissions associated with such conversion.

•
“business day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, England are authorized or required by Applicable Law to close.

•	“Chiesi” means Chiesi Farmaceutici S.p.A., an Italian società per azioni.
•	“Chiesi Board” means the Board of Directors of Chiesi.
•	“closing” means the closing of the Transaction.
•	“closing date” means the date on which the closing actually occurs.
•	“Companies Act” means the Companies Act 2006.
•	“Court” means the High Court of Justice of England and Wales.
•	“Court Meeting” means the meeting of the eligible Amryt shareholders convened with the permission of the Court for the purpose of considering and, if thought fit, approving the Scheme Proposal.
•	“Court Order” means the order of the Court sanctioning the Scheme of Arrangement under section 899 of the Companies Act.
•	“Court Sanction Hearing” means the Court hearing at which the Court will decide whether to sanction the Scheme of Arrangement.
•	“CREST” means the Certificateless Registry for Electronic Share Transfer maintained by Euroclear.

•	“CREST Manual” means the CREST Manual published by Euroclear as amended from time to time.
•	“CREST Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001/3755).
•
“Currency Conversion” means an election under the Currency Conversion facility to receive Per Share Cash Consideration in British pounds or Euros instead of US dollars which is made by eligible Scheme Shareholders in accordance with the instructions set out in “Notes for Making Currency Elections” in this scheme circular.

•
“Currency Conversion Facility” means the facility made available by the Paying Agent under which a Scheme Shareholder (other than the Depositary or any other entity which may hold legal title to the Amryt Ordinary Shares underlying the Amryt ADSs) may elect to receive the Per Share Cash Consideration in British pounds or Euros.

•	“CVR” means a Milestone 1 CVR or a Milestone 2 CVR, as applicable (and “CVRs” means both Milestone 1 CVR and Milestone 2 CVR).
•	“CVR Agreement” means the Contingent Value Rights Agreement and between Chiesi and the Rights Agent governing the terms of the CVRs issued pursuant to the Scheme of Arrangement.
•
“Deposit Agreement” means the amended and restated deposit agreement, dated as of July 8, 2020 by and among Company, the Depositary and all holders and beneficial owners of the Amryt ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time.

•	“Depositary” means Citibank, N.A., as the depositary under the Deposit Agreement.
•	“DTC” means The Depository Trust Company.
•
“Effective Time” means the time at which the Scheme of Arrangement becomes effective (being the time that the Court Order is delivered to the Registrar of Companies in England and Wales in accordance with section 899(4) of the Companies Act).

•	“Euroclear” means Euroclear UK & International Limited.
•	“Exchange Act” means the Securities Exchange Act of 1934.
•	“FDA” means the U.S. Food and Drug Administration.
•
“Form of Election” means the form of election under which a registered holder of Amryt Ordinary Shares (other than the Depositary) in certificated form may make a Currency Election, subject to the terms and conditions set out in this scheme circular.

•	“General Meeting” means the general meeting of the eligible Amryt shareholders to be held for the purpose of considering and, if thought fit, passing the Scheme Implementation Proposal.
•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
•
“Irish Options” means each Option granted to holders subject to taxes in the Republic of Ireland with an exercise price that is lower than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable.

•	“Irish PSU Awards” means each PSU Awards granted to holders subject to taxes in the Republic of Ireland.
•	“Irish RSU Awards” means each RSU Award granted to holders subject to taxes in the Republic of Ireland.
•	“Israeli Options” means each Option granted to holders subject to taxes in Israel.
•	“Israeli RSU Award” means each RSU Award granted to holders subject to taxes in Israel.
•
“Milestone 1” means approval issued by the FDA for Filsuvez, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication), provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval), on or prior to December 31, 2024.

•	“Milestone 1 CVR” means a contractual contingent value right representing the right to receive $0.20 in cash upon achievement of Milestone 1.

•
“Milestone 2” means the successful receipt of a Priority Review Voucher from the FDA for Filsuvez on or prior to December 31, 2024 (or, if Milestone 1 is achieved during December 2024, January 31, 2025).

•	“Milestone 2 CVR” means a contractual contingent value right representing the right to receive $0.30 in cash upon achievement of Milestone 2.
•	“Milestones” means Milestone 1 and Milestone 2.
•	“Moelis” means Moelis & Company LLC, financial advisor to Amryt.
•	“Nasdaq” means the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable.
•	“Options” means any option to acquire Amryt Ordinary Shares or Amryt ADSs, granted under any Amryt Employee Plan.
•	“Paying Agent” means Link Market Services Limited.
•	“Per ADS Cash Consideration” means $14.50 in cash, without interest.
•	“Per ADS Consideration” means, collectively, the Per ADS Cash Consideration and the Per ADS CVR Consideration.
•	“Per ADS CVR Consideration” means five Milestone 1 CVRs and five Milestone 2 CVRs.
•	“Per Share Cash Consideration” means $2.90 in cash, without interest.
•	“Per Share Consideration” means, collectively, the Per Share Cash Consideration and the Per Share CVR Consideration.
•	“Per Share CVR Consideration” means one Milestone 1 CVR and one Milestone 2 CVR.
•	“Proposals” means the Scheme Proposal and the Scheme Implementation Proposal.
•	“PSU Award” means each performance-based restricted stock unit that is outstanding immediately prior to the Effective Time, granted under any Amryt Employee Plan.
•	“Purchaser Group” means Chiesi, together with any of its direct or indirect subsidiaries.
•	“required Amryt shareholder approvals” means the Scheme Proposal and the Scheme Implementation Proposal.
•	“Rights Agent” means Computershare Inc. and its affiliate Computershare Trust Company, N.A.
•	“RSU Award” means each time-based restricted stock unit that is outstanding immediately prior to the Effective Time, granted under any Amryt Employee Plan.
•	“Scheme Consideration” means the aggregate Per Share Consideration.
•
“Scheme Implementation Proposal” means at the General Meeting the proposal to (i) authorize the Amryt Board to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect and (ii) make certain amendments to the Amryt Articles in order to facilitate the Transaction, including provisions to ensure that any Amryt Ordinary Shares that are issued at or after the Voting Record Time will either be subject to the terms of the Scheme of Arrangement or will be acquired by Chiesi on the same terms as under the Scheme of Arrangement.

•
“Scheme of Arrangement” or “Scheme” means the court-sanctioned scheme of arrangement to effect the Transaction under Part 26 of the Companies Act, as set out in the section entitled “The Scheme of Arrangement” in this scheme circular.

•	“Scheme Proposal” means the proposal at the Court Meeting to approve the Scheme of Arrangement.
•	“Scheme Record Time” has the meaning set forth in the Scheme of Arrangement.
•	“Scheme Shareholders” has the meaning set forth in the Scheme of Arrangement, being the holders of Scheme Shares whose names appear in the register of members of Amryt at the Scheme Record Time.

•	“Scheme Shares” has the meaning set forth in the Scheme of Arrangement, being the Amryt Ordinary Shares:
○	in issue at the date of this scheme circular;
○	(if any) issued after the date of this scheme circular and prior to the Voting Record Time;
○
(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by the Scheme of Arrangement or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme of Arrangement;

in each case remaining in issue at the Scheme Record Time, but excluding (i) any Amryt Ordinary Shares which are registered in the name of or beneficially owned by Chiesi or any member of the Purchaser Group or by any of their respective nominees and (ii) any Amryt Ordinary Shares held in treasury by Amryt (the “Excluded Shares”).
•	“SEC” means the U.S. Securities and Exchange Commission.
•	“Securities Act” means the Securities Act of 1933.
•	“Shareholder Meetings” means the Court Meeting and the General Meeting.
•	“Specified Options” means certain options to purchase Amryt ADSs at an exercise price per Amryt ADS of $14.68, granted under any Amryt equity incentive plan or sub-plan.
•	“Transaction” means the acquisition by Chiesi of the entire issued and to be issued share capital of Amryt pursuant to the Transaction Agreement and the Scheme of Arrangement.
•	“Transaction Agreement” means the transaction agreement, dated as of January 8, 2023, by and among Amryt and Chiesi, as it may be amended from time to time.
•	“Transaction Consideration” means the Per Share Consideration, when used in relation to holders of Amryt Ordinary Shares, and the Per ADS Consideration, when used in relation to holders of Amryt ADSs.
•	“TTE Instruction” means a transfer to escrow instruction as defined in the CREST Manual.
•
“VAT” means (i) any value added tax imposed by the Value Added Tax Act 1994; and (ii) any other tax of a similar nature, whether imposed pursuant to Council Directive 2006/112/EC in any member state of the European Union, or otherwise, or any similar or comparable tax imposed elsewhere (including, for the avoidance of doubt, any sales, use, goods, services, turnover and consumption taxes).

•	“Voting Agreements” means, collectively, those certain Voting and Support Agreements dated as of January 8, 2023 by and between Amryt and certain securityholders of Amryt.
•
“Voting Record Time” means 6:00 p.m. (London time) on March 20, 2023 or, if the Court Meeting and/or General Meeting is adjourned, 6:00 p.m. (London time) on the date which is two business days before the date fixed for the adjourned meeting(s).

•	“$”, “U.S. dollars” and “USD” are references to United States dollars.
•	“£”, “British pounds” and “GBP” are references to the lawful currency of the United Kingdom.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS
All dates and times are based on Amryt’s current expectations and are subject to change. If any of the dates or times in this expected timetable change, Amryt will publicly announce the changes.
Event	Time and/or Date(1)
Amryt ADS Voting Record Time	5:00 p.m. (New York time) on February 10, 2023
Publication of this document	February 16, 2023
Last Date to Present Amryt ADSs for Cancellation to the Depositary in order to become a Scheme Shareholder before the Voting Record Time	5:00 p.m. (New York time) on March 13, 2023
Latest time for receipt by the Depositary of Amryt ADS voting instructions for Court Meeting and General Meeting	10:00 a.m. (New York time) on March 16, 2023
Latest time for receipt by Amryt’s Registrar of forms of proxy for Court Meeting (BLUE form)	1:30 p.m. (London time) on March 20, 2023(2)
Latest time for receipt by Amryt’s Registrar of forms of proxy for General Meeting (YELLOW form)	1:45 p.m. (London time) on March 20, 2023(3)
Latest time for receipt by Amryt’s Registrar of Form of Election (RED form) or TTE Instructions relating to Currency Election	1:00 p.m. (London time) on March 20, 2023
Voting Record Time (for holders of Amryt Ordinary Shares)	6:00 p.m. (London time) on March 20, 2023(4)
Court Meeting	1:30 p.m. (London time) on March 22, 2023
General Meeting	1:45 p.m. (London time) on March 22, 2023(5)
The following dates and times associated with the Scheme of Arrangement are presented for illustrative purposes only, are subject to change and will depend on, among other things, the date on which the conditions to the Scheme of Arrangement are satisfied or, if capable of waiver, waived and the date on which the Court sanctions the Scheme of Arrangement. Amryt will give adequate notice of all of these dates and times, when known, by public announcement. Further updates and changes to these times will be notified in the same way. See also note (1).
Last Date to Present Amryt ADSs for Cancellation	D-5
Court Sanction Hearing	D-3
Last day for dealings in Amryt ADSs on Nasdaq	D-1 or D
Scheme Record Time	6:00 p.m. (London time) on D-1
Suspension of dealings in Amryt ADSs	D
Effective date of the Scheme of Arrangement	D (“D”)
Last day for settlement of trades of Amryt ADSs on Nasdaq	D+1 or D+2(6)
Latest date for dispatch of checks and crediting of CREST accounts for the Scheme Consideration	D+14
(1)	The dates and times given are indicative only and are based on current expectations and are subject to change (including as a result of changes to the regulatory timetable).
(2)
It is requested that the blue form of proxy for the Court Meeting be received by 1:30 pm (London time) on March 20, 2023, or, if the Court Meeting is adjourned, 48 hours prior to the time fixed for the adjourned Court Meeting (excluding any part of such 48-hour period falling on a non-working day). If the blue form of proxy is not lodged by this time, it may be handed to the Chair of the Court Meeting at any time prior to the commencement of the Court Meeting.

(3)
In order to be valid, the yellow form of proxy for the General Meeting must be received by 1:45 pm (London time) on March 20, 2023 or, if the General Meeting is adjourned, 48-hours prior to the time fixed for the adjourned General Meeting (excluding any part of such 48 hour period falling on a non-working day).

(4)
If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6:00 p.m. (London time) on the day which is two business days prior to the date of the adjourned meeting.

(5)	To commence at 1:45 p.m. (London time) or as soon thereafter as the Court Meeting concludes or is adjourned.
(6)	Holders of Amryt ADSs at this time will be entitled to the Per ADS Consideration.

i

ii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND SHAREHOLDER MEETINGS
The following questions and answers are intended to briefly address some commonly asked questions regarding the Transaction, the Transaction Agreement and the Shareholder Meetings. These questions and answers may not address all questions that may be important to you as an Amryt shareholder (whether as a holder of Amryt Ordinary Shares or Amryt ADSs). Please refer to the section entitled “Summary” in this scheme circular and the more detailed information contained elsewhere in this scheme circular, the annexes to this scheme circular and the documents referred to in this scheme circular, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this scheme circular without charge by following the instructions under the section entitled “Where You Can Find More Information” in this scheme circular.
Q:	Why am I receiving this scheme circular?
A:
On January 8, 2023, Amryt and Chiesi entered into the Transaction Agreement, pursuant to which Chiesi will acquire the entire issued and to be issued share capital of Amryt. The Transaction will be implemented by means of the Scheme of Arrangement, which is a court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

The Transaction is conditional on, among other things, Amryt shareholders approving the Scheme Proposal at the Court Meeting and the Scheme Implementation Proposal at the General Meeting. In order for the Transaction to proceed, it is therefore very important that you vote at both the Court Meeting and the General Meeting. As set out elsewhere in this scheme circular, the Amryt Board unanimously recommends that you vote in favor of the resolutions at the Court Meeting and the General Meeting.
We have included in this scheme circular important information about the Transaction, the Transaction Agreement (a copy of which is included as Annex A to this scheme circular) and the Shareholder Meetings. You should read this information carefully and in its entirety. The enclosed forms of proxy (for registered holders of Amryt Ordinary Shares) and ADS voting instruction cards (for registered holders of Amryt ADSs) will allow Amryt shareholders to vote at the Shareholder Meetings without attending in person.
After completion of the Transaction, Amryt will be a direct, wholly-owned subsidiary of Chiesi, the Amryt ADSs will be delisted from Nasdaq and deregistered under the Exchange Act, and Amryt will no longer be required to file periodic reports with the SEC.
Q:	What is the Scheme of Arrangement?
A:
A “scheme of arrangement” is a court-sanctioned arrangement between an English company (such as Amryt) and its shareholders under Part 26 of the Companies Act, which can be used as a transaction structure to effect an acquisition, takeover or other business combination. A scheme of arrangement enables a buyer to acquire the entire issued share capital of a target company if the scheme of arrangement has been approved by the requisite majorities of the target company’s shareholders and the scheme of arrangement has been sanctioned by the Court.

The Transaction will be completed by means of the Scheme of Arrangement, a copy of which is included in this scheme circular, which will enable Chiesi to acquire the outstanding Amryt Ordinary Shares. In order to be consummated, the Scheme of Arrangement requires the approval of the requisite majorities of Amryt shareholders and the sanction of the Court. The Scheme of Arrangement and the votes required by the Amryt shareholders to approve the Scheme of Arrangement are further described under the section entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement.”
Q:	What will I receive if the Transaction is completed?
A:	If the Transaction is completed:
•	all Amryt Ordinary Shares will be acquired by Chiesi pursuant to the Scheme of Arrangement;
•
holders of Amryt Ordinary Shares as of the record time for the Scheme of Arrangement will have the right to receive, for each Amryt Ordinary Share held by them at such time, the Scheme Consideration, consisting of an amount equal to (i) $2.90 in cash, without interest, plus (ii) one Milestone 1 CVR and one Milestone 2 CVR (less any applicable withholding taxes); and

•
accordingly, holders of Amryt ADSs as of the Effective Time will have the right to receive, for each Amryt ADS held by them at such time, an amount equal to (i) $14.50 in cash (less the Amryt ADS Fees and any applicable withholding taxes) plus (ii) five Milestone 1 CVRs and five Milestone 2 CVRs. Chiesi has agreed to pay the cancellation fees that would otherwise be payable by holders of Amryt ADSs under the Deposit Agreement.

You will not have any rights with respect to your Amryt Ordinary Shares and/or Amryt ADSs after the completion of the Transaction other than the right to receive the applicable Transaction Consideration.
The Per Share Cash Consideration is denominated in U.S. dollars. However, Chiesi has appointed the Paying Agent to make available a Currency Conversion Facility to registered holders of Amryt Ordinary Shares (other than the Depositary or any other entity which may hold legal title to the Amryt Ordinary Shares underlying the Amryt ADSs) pursuant to which they will be able to elect (subject to the terms and conditions of the Currency Conversion Facility) to receive the aggregate Per Share Cash Consideration in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date. The number of transactions, time period required, exchange rates obtained and level of transaction, foreign exchange and dealing costs associated with the conversion will depend on market conditions and the number of Amryt Ordinary Shares in respect of which a valid Currency Election is made. The Average Market Exchange Rate obtained by the Paying Agent will be applied such that all Amryt shareholders who have made a Currency Election will receive the same amount of British Pounds or Euros (as applicable) per Amryt Ordinary Share. For any holder of Amryt Ordinary Shares electing to be paid their aggregate Per Share Cash Consideration in British pounds or Euros (as applicable) pursuant to the Currency Conversion Facility, the amount per Amryt Ordinary Share received may, depending on the prevailing exchange rate, result in a payment below or above the amount that they would have received based on the USD:GBP or USD:Euro exchange rate as at the date of this scheme circular. No Currency Conversion Facility will be made available to holders of Amryt ADSs. Neither Amryt, Chiesi, the Paying Agent nor any of their respective advisers or any person acting on behalf of any one of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of Currency Elections made under the Scheme of Arrangement on any of the bases set out in this scheme circular or otherwise in connection therewith. See the sections entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” and “Notes for Making Currency Elections” in this scheme circular for further information.
Any fees arising as a result of a holder of Amryt Ordinary Shares (in certificated, or uncertificated form as at the Scheme Record Time) electing to use the Currency Conversion Facility, must be borne by the holder of Amryt Ordinary Shares who makes such an election.
Q:	What is a CVR and how does it work?
A:
While no guarantee can be given that any proceeds will be received, each CVR will represent the right to receive contingent cash payments from Chiesi upon the achievement of certain Milestones set forth in the CVR Agreement, as further described in the section entitled “Agreements Related to the Transaction—CVR Agreement” in this scheme circular. Amryt shareholders that are entitled to receive the Per Share Cash Consideration or Per ADS Cash Consideration, as applicable, will also be entitled to receive the Per Share CVR Consideration or Per ADS CVR Consideration, as applicable.

Q:	Is it possible that I will receive more than one payment under the CVRs?
A:	Yes. The CVRs represent the right to receive:
•
In the case of the Milestone 1 CVR, $0.20 upon FDA approval of Filsuvez prior to December 31, 2024, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication) provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval); and

•
In the case of the Milestone 2 CVR, $0.30 upon the issuance by the FDA to Amryt of a priority review voucher (as defined in Section 529(a)(2) of the United States Federal Food, Drug and Cosmetic Act) on or prior to December 31, 2024 (or, if Milestone 1 is achieved in December 2024, January 31, 2025).

Because at the closing of the Transaction each holder of Amryt ADSs will receive five Milestone 1 CVRs and five Milestone 2 CVRs per Amryt ADS, upon achievement of Milestone 1, the holder will be entitled to receive

$1.00 in CVR payments per Amryt ADS held by such holder and upon achievement of Milestone 2, the holder will be entitled to receive $1.50 in CVR payments per Amryt ADS held by such holder.
Q:	Is it possible that I will not receive any payment under the CVRs?
A:	Yes. There can be no assurance that Milestone 1 or Milestone 2 will be achieved, and that the resulting payments will be required of Chiesi.
Q:	Can I transfer my CVRs?
A:
The CVRs are not transferable except under certain limited circumstances and will not be evidenced by a certificate or other instrument. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Chiesi, Amryt or any of their respective affiliates.

Q:	What is the Currency Conversion Facility?
A:
The Per Share Cash Consideration is denominated in U.S. dollars. However, Chiesi has appointed the Paying Agent to make available a Currency Conversion Facility to registered holders of Amryt Ordinary Shares (other than the Depositary or any other entity which may hold legal title to the Amryt Ordinary Shares underlying the Amryt ADSs) pursuant to which they will be able to elect (subject to the terms and conditions of the Currency Conversion Facility) to receive the aggregate Per Share Cash Consideration in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date. The number of transactions, time period required, exchange rates obtained and level of transaction, foreign exchange and dealing costs associated with the conversion will depend on market conditions and the number of Amryt Ordinary Shares in respect of which a valid Currency Election is made. The Average Market Exchange Rate obtained by the Paying Agent will be applied such that all Amryt shareholders who have made a Currency Election will receive the same amount of British Pounds or Euros (as applicable) per Amryt Ordinary Share. For any holder of Amryt Ordinary Shares electing to be paid their aggregate Per Share Cash Consideration in British pounds or Euros (as applicable) pursuant to the Currency Conversion Facility, the amount per Amryt Ordinary Share received may, depending on the prevailing exchange rate, result in a payment below or above the amount that they would have received based on the USD:GBP or USD:Euro exchange rate as at the date of this scheme circular. No Currency Conversion Facility will be made available to holders of Amryt ADSs. Neither Amryt, Chiesi, the Paying Agent nor any of their respective advisers or any person acting on behalf of any one of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of Currency Elections made under the Scheme of Arrangement on any of the bases set out in this scheme circular or otherwise in connection therewith. See the sections entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” and “Notes for Making Currency Elections” in this scheme circular for further information.Where an Amryt shareholder has made a valid Currency Election to receive the Per Share Cash Consideration in British pounds or Euros under the Currency Conversion Facility, the Per Share Cash Consideration due to such holder in respect of their Scheme Shares in accordance with the terms of the Scheme will be paid in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date.

The Paying Agent intends to obtain the amount of British pounds and Euros required to satisfy Currency Elections through one or more market transactions carried out over one or more business days following the Scheme Record Time. The number of transactions, time period required, exchange rate obtained and level of transaction and dealing costs associated with the conversion will depend on market conditions and the number of Amryt Ordinary Shares in respect of which a valid Currency Election is made. However, the Paying Agent will use all reasonable endeavors to obtain the best rate reasonably available in the market (including taking account of the size of the transactions and the time frames within which they are to be executed) at the relevant times and to ensure that the applicable transaction and dealing costs are on arm’s-length market terms. The Average Market Exchange Rate obtained by the Paying Agent will be applied such that all Amryt shareholders who have made a Currency Election will receive the same amount of British pounds or Euros for each of their Amryt Ordinary Shares.
Any fees arising as a result of a holder of Amryt Ordinary Shares (in certificated, or uncertificated form as at the Scheme Record Time) electing to use the Currency Conversion Facility, must be borne by the holder of Amryt Ordinary Shares who makes such an election.

Q:	What will holders of Amryt equity compensation awards receive if the Transaction is completed?
A:	At the Effective Time, subject to all required withholding taxes:
Each Option (other than the Irish Options, the Specified Options and the Israeli Options) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will vest in full and be automatically canceled, and converted into a right to receive at the Effective Time (i) a cash payment equal to the product of (A) the excess of the amount to be paid for an Amryt Ordinary Share or an Amryt ADS, as applicable, pursuant to the Transaction over the exercise price, multiplied by (B) the total number of Amryt Ordinary Shares or Amryt ADSs, as applicable, subject to such Option; and (ii) the same CVRs per Amryt Ordinary Share or Amryt ADS, as applicable, subject to such Option, provided that, other than the Specified Options, any Options with an exercise price that is equal to or greater than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable, will be automatically canceled without any payment.
Each Specified Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and be canceled and converted into the right to receive at the Effective Time the same CVRs per Amryt ADS subject to such Specified Option and any subsequent payment in respect thereof will be reduced by an amount equal to the excess of the exercise price over the Per ADS Cash Consideration payable to holders of Amryt ADSs.
Each Irish Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and each holder of such option will be caused to exercise, or be deemed to have exercised, their Irish Options, within a specified period effective immediately prior to the Scheme Record Time and conditional upon the sanction of the Court of the Scheme of Arrangement and any resulting Amryt Ordinary Shares (or converted number of Amryt Ordinary Shares for Irish Options subject to Amryt ADSs) acquired on exercise will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement, and any Irish Options not exercised or deemed to have been exercised within the specified period will lapse and cease to be exercisable in accordance with their terms.
Each RSU Award that is outstanding immediately prior to the Effective Time (other than the Irish RSU Awards and the Israeli RSU Awards), whether vested or unvested, will become fully vested and be canceled and converted into the right to receive (i) a cash payment equal to the product of (A) the amount to be paid for an Amryt Ordinary Share or an Amryt ADS, as applicable, pursuant to the Transaction, multiplied by (B) the total number of Amryt Ordinary Shares or Amryt ADSs, as applicable, subject to such RSU Award, and (ii) the same CVRs per Amryt Ordinary Share or Amryt ADS, as applicable, subject to such RSU Award.
Each Irish RSU Award that is outstanding immediately prior to the Scheme Record Time will, conditional upon the sanction of the Court of the Scheme of Arrangement, whether vested or unvested, become fully vested, and holders of such Irish RSU Awards will receive the corresponding number of Amryt Ordinary Shares (and if any Irish RSU Awards are subject to Amryt ADSs, will receive the corresponding number of Amryt Ordinary Shares at a conversion ratio of one Amryt ADS to five Amryt Ordinary Shares) subject to such Irish RSU Award immediately prior to the Scheme Record Time, and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement. The nominal value in respect of the Amryt Ordinary Shares issued in settlement of the Irish RSU Awards shall be funded by Amryt DAC, a subsidiary of Amryt.
Each PSU Award that is outstanding immediately prior to the Effective Time (other than the Irish PSU Awards), whether vested or unvested, will become vested (with the number of Amryt Ordinary Shares that so vest determined based on the greater of target performance and actual performance, pursuant to the terms of such PSU Award) and be canceled and converted into the right to receive (i) a cash payment equal to the product of (A) the amount to be paid for an Amryt Ordinary Share, pursuant to the Transaction, multiplied by (B) the number of Amryt Ordinary Shares subject to such PSU Award (determined based on the greater of target performance and actual performance, pursuant to the terms of such PSU Award), and (ii) the same CVRs per Amryt Ordinary Share subject to such PSU Award.
Each Irish PSU Award that is outstanding immediately prior to the Scheme Record Time, whether vested or unvested, will, conditional upon the sanction of the Court to the Scheme of Arrangement, become vested (with the number of Amryt Ordinary Shares that so vest determined based on the greater of target performance and actual performance, pursuant to the terms of such Irish PSU Award), and holders of such Irish PSU Awards will receive the corresponding number of Amryt Ordinary Shares (with the number of Amryt Ordinary Shares subject to such Irish PSU Awards determined based on the greater of target performance and actual performance pursuant to the terms of such Irish PSU Award), and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement. The nominal value in respect of the Amryt Ordinary Shares issued in settlement of the Irish PSU Awards shall be funded by Amryt DAC, a subsidiary of Amryt.
Payments made to holders of Israeli Options and/or Israeli RSU Awards will be delivered to the trustee appointed by Amryt for the purpose of the Israeli sub-plan governing such awards and may be held by the trustee until the lapse of the mandatory holding period of two years from the date of grant of such Israeli Options or Israeli RSU Awards, as appropriate based on the Israeli Tax law and any options tax ruling to be obtained from the Israel Tax Authorities.
Q:	What are Amryt shareholders being asked to consider and approve?
A.
Amryt is holding two separate Amryt shareholder meetings in connection with the Transaction, the Court Meeting and the General Meeting. Amryt shareholders are being asked to consider and approve the following resolutions at the Shareholder Meetings:

Proposal	Description	Amryt Board Recommendation	Approval required to complete the Transaction
Court Meeting
Scheme Proposal	To approve the Scheme of Arrangement.	FOR	Yes
General Meeting
Scheme Implementation Proposal
To (i) authorize the Amryt Board to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect and (ii) make certain amendments to the Amryt Articles in order to facilitate the Transaction, including provisions to ensure that any Amryt Ordinary Shares that are issued at or after the Voting Record Time will either be subject to the terms of the Scheme of Arrangement or will be acquired by Chiesi on the same terms as under the Scheme of Arrangement.
		FOR	Yes
The Transaction cannot be completed unless each of the Scheme Proposal and the Scheme Implementation Proposal is passed. Each copy of this scheme circular mailed to registered holders of Amryt Ordinary Shares is accompanied by two forms of proxy with instructions for voting.
For registered holders of Amryt Ordinary Shares, the blue form of proxy corresponds to the Court Meeting and the yellow form of proxy corresponds to the General Meeting. You are encouraged to submit a proxy (by post, online or electronically through CREST) or voting instructions for each of the Court Meeting and the General Meeting as soon as possible.
The Depositary will deliver to registered holders of Amryt ADSs as of the Amryt ADS Voting Record Time (i) a Depositary Notice of Court Meeting and General Meeting for Amryt Pharma Plc and (ii) an ADS voting instruction card. This scheme circular is available on Amryt’s website at https://amrytpharma.com/investors/. Holders of Amryt ADSs will not receive a hard copy of the scheme circular, but may receive a copy upon written request. See the section entitled “References to Additional Information” in this scheme circular.
If you hold Amryt Ordinary Shares or Amryt ADSs indirectly through a broker, bank, trust company or other nominee you must rely on the procedures of such broker, bank, trust company or other nominee in order to submit your voting instructions for both the Court Meeting and the General Meeting. Providing voting instructions via a broker, bank, trust company or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to submit proxies or voting instructions, and therefore you are encouraged to reach out to such broker, bank, trust company or other nominee as quickly as possible.
If the Scheme of Arrangement becomes effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who vote against the Scheme Proposal and the Scheme Implementation Proposal.
Q:	How does the Amryt Board recommend that I vote at the Shareholder Meetings?
A:
The Amryt Board unanimously recommends that Amryt shareholders vote “FOR” the Scheme Proposal at the Court Meeting and “FOR” the Scheme Implementation Proposal at the General Meeting. See the section entitled “The Transaction—Recommendation of the Amryt Board; Amryt’s Reasons for the Scheme” in this scheme circular.

Q:	When and where are the Court Meeting and the General Meeting?
A:
The Court Meeting will be held at the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ on March 22, 2023 at 1:30 p.m. (London time). The General Meeting will also be held at the offices of Cooley (UK) LLP 22 Bishopsgate, London EC2N 4BQ on March 22, 2023 at 1:45 p.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

Amryt shareholders are strongly encouraged to appoint the Chair of the Shareholder Meetings as their proxy.
Q:	What are “Scheme Shares”, “Scheme Shareholders” and the “Scheme Record Time”?
A:	Under the Scheme of Arrangement:
“Scheme Shares” are the Amryt Ordinary Shares:
•	in issue at the date of this scheme circular;
•	(if any) issued after the date of this scheme circular and prior to the Voting Record Time;
•
(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by the Scheme of Arrangement or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme of Arrangement;

in each case, remaining in issue at the Scheme Record Time, but excluding (i) any Amryt Ordinary Shares which are registered in the name of or beneficially owned by Chiesi or any member of the Purchaser Group or by any of their respective nominees and (ii) any Amryt Ordinary Shares held in treasury by Amryt.
“Scheme Shareholders” are the holders of Scheme Shares whose names appear in the register of members of Amryt at the Scheme Record Time.
The “Scheme Record Time” is expected to be 6:00 p.m. (London time) on the business day immediately prior to the Effective Time.
Accordingly, if you are a registered holder of Amryt Ordinary Shares and do not sell your shares prior to the Scheme Record Time, your Amryt Ordinary Shares will be Scheme Shares and you will be a Scheme Shareholder.
Q:	What is the Voting Record Time? What is the Amryt ADS Voting Record Time?
A:
The holders of Amryt Ordinary Shares that will be entitled to vote at the Shareholder Meetings are those listed in Amryt’s register of members as of the Voting Record Time, which is 6:00 p.m. (London time) on March 20, 2023, or, if either Shareholder Meeting is adjourned, 6:00 p.m. (London time) on the day which is two business days prior to the date of the adjourned meeting.

The holders of Amryt ADSs that will be entitled to provide voting instructions to the Depositary in respect of the Shareholder Meetings are those registered on the Amryt ADS Register as of the Amryt ADS Voting Record Time, which is 5:00 p.m. (New York time) on February 10, 2023.

Q:	Who can attend and vote at the Court Meeting and General Meeting?
A:
If you are a “shareholder of record”: Each Amryt shareholder who is entered in Amryt’s register of members at the Voting Record Time will be entitled to attend and vote on all resolutions to be put to the Court Meeting and the General Meeting.

If either meeting is adjourned, only those Amryt shareholders on the register of members at 6:00 p.m. (London time) on the date which is two days (excluding non-working days) before the adjourned meeting will be entitled to attend and vote.
If you hold Amryt Ordinary Shares in “street name”: If you hold your Amryt Ordinary Shares through a broker, bank, trust company or other nominee, as a matter of English law your name will not be entered in Amryt’s register of members. You will need to contact your broker, bank, trust company or other nominee in order to submit your voting instructions for both the Court Meeting and the General Meeting. Providing voting instructions via a broker, bank, trust company or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to submit proxies or voting instructions, and therefore you are encouraged to reach out to such broker, bank, trust company or other nominee as quickly as possible.
If you wish to vote directly (whether in person or by proxy) (i.e., in your own name) at the Court Meeting or General Meeting, you must complete a stock transfer request form in respect of such Amryt Ordinary Shares, pay any related UK stamp duty, if applicable, and return the completed stock transfer request form and related documentation to Amryt’s transfer agent, Link Group, prior to the Voting Record Time. Such holders that wish to vote directly at the Court Meeting or General Meeting should take care to complete and return a stock transfer request form in respect of their Amryt Ordinary Shares to permit processing to be completed by Link Group prior to the Voting Record Time.
If you are an Amryt ADS holder of record: Amryt ADS holders are not entitled to vote directly on the resolutions at the Court Meeting or the General Meeting. Instead, Amryt ADS holders on the Amryt ADS Register at the Amryt ADS Voting Record Time will be eligible to provide the Depositary with voting instructions for the Shareholder Meetings as long as those instructions are received no later than 10:00 a.m. (New York time) on March 16, 2023, or if the Shareholder Meetings are adjourned, such later date as may be notified by the Depositary.
If you hold Amryt ADSs in “street name”: If you hold Amryt ADSs indirectly through a broker, bank, trust company or other nominee you must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of an Amryt ADS holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible.
Q:	Can an Amryt ADS holder vote directly at the Court Meeting or General Meeting?
A:
If you are an Amryt ADS holder and you wish to vote directly (whether in person or by proxy) at the Court Meeting or the General Meeting, you must elect to become a shareholder of record by surrendering your Amryt ADSs to the Depositary in exchange for the Amryt Ordinary Shares represented by those Amryt ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Amryt Ordinary Shares prior to the Voting Record Time. You will need to pay a cancellation fee of $0.05 per Amryt ADS to surrender. However, you would not then need to pay the $0.05 per Amryt ADS cash distribution fee on distribution by the Depositary following closing of the Transaction. In order to surrender your Amryt ADSs and withdraw the underlying Amryt Ordinary Shares:

•
if you are a registered holder of Amryt ADSs, you should follow the steps described under “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” in this scheme circular; and

•
if you hold Amryt ADSs indirectly through a broker, bank, trust company or other nominee, you should contact your broker, bank, trust company or nominee to make the necessary arrangements to ensure the necessary processing can be completed in time.

Accordingly, if an Amryt ADS holder wishes to attend and vote at the Shareholder Meetings as a Scheme Shareholder, they must also provide the following:
(A)
delivery instructions for the Amryt Ordinary Shares represented by such Amryt ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Amryt Ordinary Shares); and

(B)	if the Amryt ADS cancellation is to take place after the Amryt ADS Voting Record Time and before the Voting Record Time, a certification that the Amryt ADS holder:
i. (x)
beneficially owned the relevant Amryt ADSs at the Amryt ADS Voting Record Time and has not given, and will not give, voting instructions to the Depositary in respect of such Amryt ADSs in relation to the Shareholder Meetings (or has cancelled all voting instructions previously given); or

(y)
beneficially owned the relevant Amryt ADSs as at the Amryt ADS Voting Record Time and has given voting instructions to the Depositary in respect of such Amryt ADSs in relation to the Shareholder Meetings, but undertakes not to vote the Amryt Ordinary Shares represented by such Amryt ADSs at the Shareholder Meetings; or

ii.
did not beneficially own the relevant Amryt ADSs as at the Amryt ADS Voting Record Time, and undertakes not to vote the Amryt Ordinary Shares represented by such Amryt ADSs at the Shareholder Meetings.

Amryt ADS holders who hold their Amryt ADSs through a broker, bank, trust company or other nominee should promptly contact their broker, bank, trust company or other nominee to find out what actions are required to cancel the Amryt ADSs.
Amryt ADS holders who present their Amryt ADSs to the Depositary for cancellation in order to take delivery of Amryt Ordinary Shares will be responsible for the payment of the Depositary’s fees associated with such cancellation ($0.05 per Amryt ADS presented for cancellation).
Amryt ADS holders who take steps (as described in the paragraphs above) to cancel their Amryt ADSs before 5:00 p.m. (New York time) on March 13, 2023 and become Scheme Shareholders before the Voting Record Time will have the right to attend both Shareholder Meetings (in person or by proxy). Any Amryt ADS holder who wishes to cancel their Amryt ADSs to become a Scheme Shareholder should allow sufficient time for the cancellation of their Amryt ADSs and the delivery of their Amryt Ordinary Shares.
Q:	What is the quorum requirement of the General Meeting?
A:	The presence at the General Meeting of two members present, in person or by proxy, and entitled to vote at the General Meeting is necessary to constitute a quorum.
Q:	What is the required vote for each Proposal?
A:
The Scheme Proposal must be approved by a simple majority in number of Amryt ordinary shareholders present and voting (and entitled to vote), either in person or by proxy, representing at least 75% in value of the Amryt Ordinary Shares in respect of which a vote has been cast. This dual majority is intended to provide protection to both majority and minority shareholders of record of Amryt.

If you are an Amryt ADS holder it is the underlying Amryt Ordinary Shares voted by the Depositary at your direction which will be counted for the purposes of the above tests. While all of the Amryt Ordinary Shares voted by the Depositary will count towards the 75% in value test, it is important to be aware that, because the Depositary’s nominee is the registered holder of the Amryt Ordinary Shares underlying your Amryt ADSs, you will not yourself be counted towards the majority in number test. Accordingly, if you wish to be counted towards the majority in number test you must elect to become a shareholder of record by surrendering at least one of your Amryt ADSs to the Depositary in exchange for the Amryt Ordinary Shares represented by those Amryt ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Amryt Ordinary Shares prior to the Voting Record Time.
The Scheme Implementation Proposal must be approved by at least 75% of the votes cast by Amryt ordinary shareholders present and voting (and entitled to vote), either in person or by proxy.

Q:	What happens if I sell my Amryt Ordinary Shares or Amryt ADSs before completion of the Transaction?
A:
If you are a holder of Amryt Ordinary Shares, in order to receive the Scheme Consideration for your Amryt Ordinary Shares, you must hold your Amryt Ordinary Shares at the Scheme Record Time. Consequently, if you transfer your Amryt Ordinary Shares before the Scheme Record Time, you will have transferred your right to receive the Scheme Consideration if the Transaction is completed.

The Voting Record Time and Amryt ADS Voting Record Time, which determine the Amryt ordinary shareholders entitled to vote at the Shareholder Meetings and Amryt ADS holders entitled to provide voting instructions to the Depositary in accordance with the terms of the Deposit Agreement, respectively, are earlier than the Scheme Record Time. If you are a holder of Amryt Ordinary Shares and you transfer your Amryt Ordinary Shares after the Voting Record Time but prior to the Scheme Record Time, you will retain any rights you hold to vote at the Shareholder Meetings but will not have the right to receive the Scheme Consideration.
If you are an Amryt ADS holder, in order to receive the Per ADS Consideration for your Amryt ADSs, you must not have sold your Amryt ADSs prior to the Effective Time (including not having sold prior to the Effective Time in trades that will settle after the Effective Time). Consequently, if you transfer your Amryt ADSs before the Effective Time, you will not be entitled to receive the Per ADS Consideration. Because we expect that the last day of trading of the Amryt ADSs on Nasdaq will be either the trading day prior to the closing date or the closing date, the persons entitled to the Per ADS Consideration will not be known until the end of the first or second trading day following the effective date of the Scheme, which is the date that any trades made on the last day of trading of the Amryt ADSs on Nasdaq will settle.
Q:	Does my vote matter?
A:
Yes. It is important that eligible Amryt shareholders vote at both of the Shareholder Meetings and that holders of Amryt ADSs issue voting instructions to the Depositary to vote at both of the Shareholder Meetings on their behalf.

The Transaction cannot be completed unless the Scheme Proposal is approved at the Court Meeting and the Scheme Implementation Proposal is approved at the General Meeting.
Q:	What do I need to do now?
A:
If you are a “shareholder of record”: If you hold Amryt Ordinary Shares registered in your own name, you are entitled to attend the Court Meeting and the General Meeting to vote either in person or to appoint another person or persons as your proxy or proxies to attend and vote on your behalf, in accordance with the procedures further outlined in this scheme circular.

If you hold Amryt Ordinary Shares in “street name”: Holders of Amryt Ordinary Shares who hold their Amryt Ordinary Shares indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a holder of Amryt Ordinary Shares to vote at the Shareholder Meetings. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible.
If you are a beneficial holder but not the legal holder of Amryt Ordinary Shares then, as a matter of English law, your name is not entered in Amryt’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Court Meeting or General Meeting, you must become a registered holder of Amryt Ordinary Shares by arranging for the completion of a stock transfer form or CREST transfer form by the applicable registered holder in respect of the Amryt Ordinary Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form (or CREST transfer form) and related documentation (as applicable) to Amryt’s transfer agent, Link Group at Central Square, 29 Wellington Street, Leeds LS1 4DL, United Kingdom, prior to the Voting Record Time. Beneficial holders who wish to attend and vote directly at the Court Meeting or General Meeting should send such stock transfer form (or CREST transfer form) in respect of their Amryt Ordinary Shares to permit processing to be completed by Link Group prior to the Voting Record Time.
If either Shareholder Meeting is adjourned, only those Amryt shareholders on the register of members at 6:00 p.m. (London time) on the day which is two business days before the adjourned meeting will be entitled to attend and vote.

If you are an Amryt ADS holder: Amryt ADS holders are not entitled to vote directly at the Court Meeting or the General Meeting. Instead, Amryt ADS holders on the Amryt ADS Register as at the Amryt ADS Voting Record Time will be eligible to provide the Depositary with voting instructions for the Shareholder Meetings and will be sent a Depositary Notice of Court Meeting and General Meeting for Amryt Pharma Plc as well as an Amryt ADS voting instruction card to be completed and returned in accordance with the instructions printed thereon. The voting instructions must be received by the Depositary no later than 10:00 a.m. (New York time) on March 16, 2023, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary.
Holders of Amryt ADSs who hold their Amryt ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of an Amryt ADS holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible. Please vote in accordance with the instructions sent to you by your broker, bank, trust company or other nominee as soon as possible.
The Depositary will collate all votes properly timely submitted by holders of Amryt ADSs and submit a vote on behalf of all such holders.
If you are an Amryt ADS holder and you wish to vote directly (whether in person or by proxy) on the Scheme at the Court Meeting or the resolution at the General Meeting, you must elect to become a shareholder of record by surrendering your Amryt ADSs to the Depositary to withdraw the Amryt Ordinary Shares represented by those Amryt ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Amryt Ordinary Shares prior to the Voting Record Time. In order to surrender your Amryt ADSs and withdraw the underlying Amryt Ordinary Shares if you hold Amryt ADSs indirectly through a broker, bank, trust company or other nominee you should contact your broker, bank, trust company or other nominee to make the necessary arrangements to ensure the necessary processing can be completed in time. Pursuant to the terms of the Deposit Agreement, Amryt ADS holders that cancel their Amryt ADSs will be subject to a $0.05 per Amryt ADS cancellation fee and will be required to provide the Depositary with a withdrawal certification (however, such holders would not then need to pay the $0.05 per Amryt ADS cash distribution fee on distribution by the Depositary following closing of the Transaction).
Q:	Why did I receive two forms of proxy as a holder of Amryt Ordinary Shares?
A:
Each registered holder of Amryt Ordinary Shares has been sent a blue form of proxy for use in respect of the Court Meeting and a yellow form of proxy for use in respect of the General Meeting. If you have not received two forms of proxy, please contact Link Group on +44 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 am – 5.30 pm, Monday to Friday excluding public holidays in England and Wales. Please note that Link Group cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

As an alternative to completing and returning the printed blue and yellow forms of proxy, proxies may be appointed electronically by logging on to the following website: www.signalshares.com and following the instructions therein, as further explained in the Notes to the Notices of the Shareholder Meetings.
If you hold Amryt Ordinary Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Shareholder Meetings (or any adjournment thereof) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual, and as further explained in the Notes to the Notices of the Shareholder Meetings.
Your vote is very important. You are encouraged to submit a proxy card (by post, online or electronically through CREST) for BOTH the Court Meeting and the General Meeting as soon as possible.
Q:	What happens if I do not vote or abstain from voting?
A:
Holders of Amryt Ordinary Shares: If you are the registered holder of Amryt Ordinary Shares and do not vote and do not appoint another person as your proxy to attend and vote on your behalf, your Amryt Ordinary Shares will not be counted for purposes of determining whether a quorum is present at the General Meeting or for calculating the proportion of votes “FOR” and “AGAINST” the Proposals at the Shareholder Meetings.

If your Amryt Ordinary Shares are held by a broker, bank, trust company or other nominee, you will need to contact your broker, bank, trust company or other nominee in order to confirm the answer to this question. If you do not instruct your broker, bank, trust company or other nominee how to vote your Amryt Ordinary Shares, we expect that your Amryt Ordinary Shares will not be voted by your broker, bank, trust company or other nominee on your behalf or counted for purposes of calculating the proportion of votes “FOR” and “AGAINST” the Proposals at the Shareholder Meetings.
There is a “WITHHELD” option to enable you to abstain on the Proposals at the General Meeting (but not the Court Meeting). A vote withheld will count towards the quorum at the General Meeting, however, because a vote withheld is not a vote in law, it will not be counted in the calculation of the proportion of votes “FOR” and “AGAINST” the Proposals at the General Meeting and therefore will have no effect on the outcome of the Proposals at the General Meeting.
Assuming a quorum is present at the General Meeting, failures to vote and withheld votes will have no effect on the outcome of the Scheme Implementation Proposal.
Holders of Amryt ADSs: Registered holders of Amryt ADSs should instruct the Depositary how to vote the Amryt Ordinary Shares underlying their Amryt ADSs at the Shareholder Meetings using one of the methods specified in the ADS voting instruction card, subject to and in accordance with the terms of the Deposit Agreement.
If the Depositary does not receive timely voting instructions from an Amryt ADS holder, under the terms of the Deposit Agreement, such holder will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by Amryt to vote the Amryt Ordinary Shares underlying such holder’s Amryt ADSs unless, among other things, Amryt instructs the Depositary that it does not wish for such a proxy to be given. Amryt has instructed the Depositary that it does not wish for such discretionary proxy to be given if the Depositary does not receive timely voting instructions from Amryt ADS holders for the Shareholder Meetings. Accordingly, if the Depositary does not receive timely voting instructions from an Amryt ADS holder on or before 10:00 a.m. (New York time) on March 16, 2023, the Amryt Ordinary Shares underlying such holder’s Amryt ADSs will not be represented at the Shareholder Meetings and will not be voted at the Shareholder Meetings.
If your Amryt ADSs are held by a broker, bank, trust company or other nominee, you will need to contact your broker, bank, trust company or other nominee in order to confirm the answer to this question. If you do not instruct your broker, bank, trust company or other nominee how to vote your Amryt ADSs, we expect that your Amryt ADSs will not be voted by your broker, bank, trust company or other nominee on your behalf or counted for purposes of calculating the proportion of votes “FOR” and “AGAINST” the Proposals at the Shareholder Meetings.
A “broker non-vote” occurs when a broker, bank, trust company or other nominee returns a valid proxy but does not vote on a particular proposal because such broker, bank, trust company or other nominee does not have discretionary authority to vote on the matter and has not received specific voting instructions from the beneficial owner of such shares. Amryt does not expect any broker non-votes at the Shareholder Meetings because the rules applicable to brokers, banks, trust companies and other nominees only provide them with discretionary authority to vote on proposals that are considered routine, whereas the Proposals are considered non-routine.
Q:	Can I change or revoke my proxy or voting instructions or change my vote after I have delivered my proxy or voting instructions?
A:	Yes. If you are a shareholder of record of Amryt Ordinary Shares, you can do this in any of the two following ways:
1.
by completing, signing and dating another proxy card and returning it by mail in time to be received at least 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the Court Meeting and/or General Meeting, as applicable, or by submitting a later dated proxy online or electronically via CREST to be transmitted so as to be received by Amryt’s Registrar not later than 48 hours (excluding any part of such 48-hour period falling on a non- working day) before the relevant Shareholder Meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

2.	by attending and voting your shares at the Court Meeting and/or General Meeting.

Please note, however, that only your last validly delivered or received proxy will count (regardless of its date or of the date of its execution).
If your Amryt Ordinary Shares are held in an account by a broker, bank, trust company or other nominee and you desire to change your vote, you should contact your broker, bank, trust company or other nominee for instructions on how to do so.
If you are a registered holder of Amryt ADSs, you can revoke or change your previous voting instruction by delivering a revocation or modified voting instruction to the Depositary (in the manner specified by the Depositary in the applicable Depositary directions on how to vote Amryt ADSs) that is received by the Depositary by 10:00 a.m. (New York time) on March 16, 2023, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary. If your Amryt ADSs are held in an account by a broker, bank, trust company or other nominee and you desire to change your vote, you should contact your broker, bank, trust company or other nominee for instructions on how to do so.
Q:	What are the conditions to completion of the Transaction?
A:
In addition to the approval of the Scheme Proposal and the Scheme Implementation Proposal by Amryt shareholders as described above, completion of the Transaction is subject to the sanction of the Scheme of Arrangement by the Court and the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of other conditions, including the receipt of required antitrust and foreign investment law clearances, the accuracy of Amryt’s and Chiesi’s respective representations and warranties under the Transaction Agreement (subject to certain materiality exceptions) and Amryt’s and Chiesi’s performance of their respective obligations under the Transaction Agreement in all material respects. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Transaction, see the section entitled “The Transaction Agreement—Conditions to Complete the Transaction” in this scheme circular.

Q:	When do you expect the Transaction to be completed?
A:
Subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the closing conditions described under the section entitled “The Transaction Agreement—Conditions to Complete the Transaction” in this scheme circular, including the approval by Amryt shareholders of the Scheme Proposal and the Scheme Implementation Proposal and the sanction of the Scheme of Arrangement by the Court, Amryt and Chiesi expect that the Transaction will be completed in the first half of 2023. However, it is possible that factors outside the control of both companies could result in the Transaction being completed at a different time or not at all.

Q:	What is the Court Sanction Hearing?
A:
Under the Companies Act, the Scheme of Arrangement requires the sanction of the Court before it can become effective. The Court Sanction Hearing is currently expected to be held in the first half of 2023. Scheme Shareholders are entitled to attend the Court Sanction Hearing, should they wish to do so, in person or through counsel. Instructions for attending the Court Sanction Hearing will be provided on Amryt’s website.

Following sanction of the Scheme of Arrangement by the Court, the Scheme of Arrangement will become effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales.
Q:	What happens if the Transaction is not completed?
A:
If the Scheme Proposal or Scheme Implementation Proposal is not approved by Amryt shareholders, or if the Transaction is not completed for any other reason, Amryt shareholders will not receive any payment for their Amryt Ordinary Shares (and Amryt ADS holders will accordingly not receive any payment in respect of their Amryt ADSs) in connection with the Transaction. Instead, Amryt will remain an independent public company and Amryt shareholders and Amryt ADS holders will continue to own their Amryt Ordinary Shares and Amryt ADSs. The Amryt ADSs will continue to be registered under the Exchange Act and listed on Nasdaq. Under certain circumstances, if the Transaction is not completed, Amryt may be obligated to pay Chiesi a $14 million termination fee or may be required to reimburse Chiesi’s actually incurred out-of-pocket Transaction-related expenses up to a cap of $10 million. Please see the section entitled “The Transaction Agreement—Termination Fees and Expenses” in this scheme circular.

Q:	Should I send in my share certificates or other evidence of ownership now?
A:	No, do not send your share certificates now.
There is no requirement for registered Amryt shareholders to take any action with regard to their share certificates. Share certificates in respect of Amryt Ordinary Shares will cease to be valid upon the Scheme of Arrangement becoming effective.
If you are an Amryt ADS holder who holds your Amryt ADSs in certificated form you will, after the effective time, receive a letter of transmittal with an explanation on how to surrender the ADS certificates to the Depositary. Such Amryt ADS holders must sign and return the letter of transmittal, together with their Amryt ADS certificates, to receive any Per ADS Consideration (net of the Amryt ADS Fees and applicable withholding taxes) to which they are entitled.
If you are an Amryt ADS holder who holds your Amryt ADSs in uncertificated form, you will automatically receive any Per ADS Consideration (net of the Amryt ADS Fees and applicable withholding taxes) to which you are entitled and do not need to take any further action.
If your Amryt Ordinary Shares or Amryt ADSs are held on your behalf by a broker, bank, trust company or other nominee, you may receive instructions from your broker, bank, trust company or other nominee as to what action, if any, you need to take to effect the surrender of your Amryt Ordinary Shares or Amryt ADSs in exchange for the Scheme Consideration and the Per ADS Consideration, respectively.
Q:	Who can help answer any other questions I have?
A:
If you have additional questions about the Transaction, need assistance in submitting your proxy or voting your Amryt Ordinary Shares or Amryt ADSs or need additional copies of this scheme circular or the enclosed proxy cards:

•
if you hold Amryt Ordinary Shares, please contact Amryt’s Registrar, Link Group on +44 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 am – 5.30 pm (London time), Monday to Friday excluding public holidays in England and Wales. Please note that Link Group cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes; or

•	if you hold Amryt ADSs, please contact Amryt’s proxy solicitor, D.F. King & Co., Inc., by email at amryt@dfking.com or by telephone at (888) 541-9895.

SUMMARY
The following summary highlights selected information in this scheme circular and may not contain all the information that may be important to you as an Amryt shareholder. Accordingly, we encourage you to read carefully this entire scheme circular, its annexes and the documents referred to in this scheme circular. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this scheme circular without charge by following the instructions under the section entitled “Where You Can Find More Information” in this scheme circular.
The Parties to the Transaction (page 44)
Amryt Pharma Plc
Amryt, a public limited company incorporated in England and Wales, is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets. Amryt’s ADSs are listed on Nasdaq under the symbol “AMYT”.
Amryt’s principal executive offices are located at 45 Mespil Road, Dublin 4, Ireland and its telephone number is +353 1518 0200.
Amryt’s registered office is located at Dept 920a 196 High Road, Wood Green, London N22 8HH, United Kingdom.
Chiesi Farmaceutici S.p.A
Chiesi, an Italian società per azioni, is an international, research-focused biopharmaceuticals and healthcare group that develops and markets innovative therapeutic solutions in respiratory health, rare diseases, and specialty care. Chiesi’s mission is to improve people’s quality of life and act responsibly towards both the community and the environment.
Chiesi’s registered offices are located in Parma, Italy. Chiesi is a privately owned company.
The Transaction (page 45) and the Transaction Agreement (page 83)
On January 8, 2023, Amryt entered into the Transaction Agreement with Chiesi, pursuant to which Chiesi will, subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to the completion of the Transaction, acquire the entire issued and to be issued share capital of Amryt. The Transaction is to be implemented by means of the Scheme of Arrangement.
The terms and conditions of the Transaction are contained in the Transaction Agreement, a copy of which is attached as Annex A to this scheme circular. We encourage you to read the Transaction Agreement carefully and in its entirety, as it is the legal document that, along with the Scheme of Arrangement, governs the Transaction.
After completion of the Transaction, Amryt will be a direct, wholly owned subsidiary of Chiesi, the Amryt ADSs will be delisted from Nasdaq and deregistered under the Exchange Act, and Amryt will no longer be required to file periodic reports with the SEC.
Transaction Consideration to Amryt Shareholders (page 85)
If the Transaction is completed:
•	all Amryt Ordinary Shares will be acquired by Chiesi;
•
holders of Amryt Ordinary Shares as of the record time for the Scheme of Arrangement will have the right to receive for each Amryt Ordinary Share held by them at such time an amount equal to (i) $2.90 in cash, without interest, plus (ii) one Milestone 1 CVR and one Milestone 2 CVR (less any applicable withholding taxes); and

•
accordingly, holders of Amryt ADSs as of the Effective Time will have the right to receive, for each Amryt ADS, an amount equal to (i) $14.50 in cash (less the Amryt ADS Fees and any applicable withholding taxes) plus (ii) five Milestone 1 CVRs and five Milestone 2 CVRs. Chiesi has agreed to pay the cancellation fees that would otherwise be payable by holders of Amryt ADSs under the Deposit Agreement.

The Per Share Cash Consideration is denominated in U.S. dollars. However, Chiesi has appointed the Paying Agent to make available a Currency Conversion Facility to registered holders of Amryt Ordinary Shares (other than the Depositary or any other entity which may hold legal title to the Amryt Ordinary Shares underlying the Amryt ADSs) pursuant to which they will be able to elect (subject to the terms and conditions of the Currency Conversion Facility) to receive the aggregate Per Share Cash Consideration in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date. The number of transactions, time period required, exchange rates obtained and level of transaction, foreign exchange and dealing costs associated with the conversion will depend on market conditions and the number of Amryt Ordinary Shares in respect of which a valid Currency Election is made. The Average Market Exchange Rate obtained by the Paying Agent will be applied such that all Amryt shareholders who have made a Currency Election will receive the same amount of British Pounds or Euros (as applicable) per Amryt Ordinary Share. For any holder of Amryt Ordinary Shares electing to be paid their aggregate Per Share Cash Consideration in British pounds or Euros (as applicable) pursuant to the Currency Conversion Facility, the amount per Amryt Ordinary Share received may, depending on the prevailing exchange rate, result in a payment below or above the amount that they would have received based on the USD:GBP or USD:Euro exchange rate as at the date of this scheme circular. No Currency Conversion Facility will be made available to holders of Amryt ADSs. Neither Amryt, Chiesi, the Paying Agent nor any of their respective advisers or any person acting on behalf of any one of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of Currency Elections made under the Scheme of Arrangement on any of the bases set out in this scheme circular or otherwise in connection therewith. See the sections entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” and “Notes for Making Currency Elections” in this scheme circular for further information.
Any fees arising as a result of a holder of Amryt Ordinary Shares (in certificated, or uncertificated form as at the Scheme Record Time) electing to use the Currency Conversion Facility, must be borne by the holder of Amryt Ordinary Shares who makes such an election.
Recommendation of the Amryt Board; Amryt’s Reasons for the Scheme (page 60)
At a meeting held on January 8, 2023, the Amryt Board unanimously determined (i) that the entry by Amryt into the Transaction Agreement, and the implementation of the Transaction and the Scheme of Arrangement, is fair to and in the best interests of Amryt for the benefit of Amryt’s shareholders as a whole, (ii) that the execution, delivery and performance of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transaction and the Scheme of Arrangement, be and is approved, (iii) to unanimously recommend to the Amryt Shareholders the approval of the Scheme of Arrangement at the Court Meeting and the passing of the Shareholder Resolution at the General Meeting and (iv) to direct that the Scheme of Arrangement be submitted for approval by the Amryt shareholders at the Court Meeting on the terms and subject to the conditions set forth in the Transaction Agreement and the Scheme of Arrangement.
Opinion of the Financial Advisor of Amryt
Amryt retained Moelis & Company LLC (“Moelis”) to act as its exclusive financial advisor in connection with the Transaction. At the meeting of the Amryt Board on January 8, 2023 to evaluate and consider approval of the Transaction Agreement and the Transaction, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated January 8, 2023, addressed to the Amryt Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, the Per Share Consideration to be received by the holders of Amryt Ordinary Shares (other than the Excluded Shares) in the Transaction was fair from a financial point of view to such holders. The full text of Moelis’ written opinion dated January 8, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this scheme circular and is incorporated herein by reference. Moelis’ opinion was provided for the use of the Amryt Board (solely in its capacity as such) in its evaluation of the Per Share Consideration. Moelis’ opinion was limited solely to the fairness from a financial point of view of the Per Share Consideration to be received by the holders of Amryt Ordinary Shares (other than the Excluded Shares) in the Transaction and does not address Amryt’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Amryt. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. For a further discussion of Moelis’ opinion, see the section entitled “The Transaction—Opinion of Financial Advisor of Amryt” in this scheme circular.
The Court Meeting (page 29) and the General Meeting (page 29)
The Court Meeting will be held at the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ, United Kingdom on March 22, 2023 at 1:30 p.m. (London time) and the General Meeting will also be held at the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ, United Kingdom on March 22, 2023 at 1:45 p.m. (London time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).
At the Court Meeting, Amryt shareholders are being asked to consider and vote on:
Scheme Proposal: To approve and give effect to the Scheme of Arrangement (see the section entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” in this scheme circular).
At the General Meeting, Amryt shareholders are being asked to consider and vote on:
Scheme Implementation Proposal: To (i) authorize the Amryt Board to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect and (ii) make certain amendments to the Amryt Articles in order to facilitate the Transaction (see the section entitled “The General Meeting—Proposal 1—Scheme Implementation Proposal” in this scheme circular).
The Amryt Board unanimously recommends that Amryt shareholders vote “FOR” the Scheme Proposal and “FOR” the Scheme Implementation Proposal. For a more complete description of the recommendation of the Amryt Board with respect to the Proposals, see the section entitled “The Transaction—Recommendation of the Amryt Board; Amryt’s Reasons for the Scheme” in this scheme circular.
Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction (page 76)
In considering the recommendation of the Amryt Board, you should be aware that non-executive directors and executive officers of Amryt may have certain interests in the Transaction that may be different from, or in addition to, the interests of Amryt shareholders generally. The members of the Amryt Board were aware of and considered these interests in reaching the determination to approve the Transaction Agreement and recommend to the Amryt shareholders that they vote to approve the Proposals. These interests include:
•
each Option, Specified Option, Irish Option and Irish PSU Award held by Amryt’s non-executive directors and executive officers will vest in connection with the Transaction and the treatment of their options or awards will be in line with other holders of the same options or awards (as described in the section entitled “The Transaction—Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction” in this scheme circular);

•
each of Amryt’s executive officers and non-executive directors is entitled to certain severance payments (as described in the section entitled “The Transaction—Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction” in this scheme circular), which provide severance and other benefits for the executive officers in the case of a qualifying termination of employment in connection with or following a change of control of Amryt, which will include the completion of the Transaction, and for the non-executive directors, a notice of three months under their letter of appointment;

•
certain executive officers who may be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may be reimbursed for such excise tax, subject to certain limitations (as described in the section entitled “The Transaction—Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction” in this scheme circular); and

•
Amryt’s directors and officers are entitled to continued indemnification and insurance coverage under the Transaction Agreement (as described in the section entitled “The Transaction—Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction” in this scheme circular).

See the section entitled “The Transaction—Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction” in this scheme circular for further information regarding these interests.

Regulatory and Court Approvals Required for the Transaction (page 81)
Completion of the Transaction is conditional on, among other things, (i) required antitrust and foreign investment law clearances and (ii) the sanction of the Scheme of Arrangement by the Court.
Conditions to Complete the Transaction (page 98)
The respective obligations of Amryt and Chiesi to complete the Transaction are subject to the satisfaction (or to the extent permitted by law, waiver) of the following conditions:
i.	the receipt of the required Amryt shareholder approvals;
ii.	the sanction of the Scheme of Arrangement by the Court;
iii.	the absence of any order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the completion of the Transaction;
iv.	the absence of any applicable law enacted, entered, promulgated or enforced by any governmental authority that remains in effect and prohibits or makes illegal completion of the Transaction; and
v.
the expiration or termination of any waiting period applicable to the Transaction under the HSR Act and any applicable waiting period or required consent under any other applicable antitrust laws and foreign investment laws relating to the Transaction as specified in the Transaction Agreement will have expired, been terminated, or been obtained, as applicable.

The obligation of Amryt to complete the Transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.	Chiesi having performed, in all material respects, all of its obligations required to be performed by it at or prior to the closing of the Transaction;
ii.	the representations and warranties of Chiesi being true and correct to the extent specified in the Transaction Agreement;
iii.	the receipt of a certificate from an executive officer of Chiesi confirming, on behalf of Chiesi, the satisfaction of the conditions set forth in the immediately preceding two clauses; and
iv.	Chiesi and the Rights Agent having delivered a duly authorized and executed CVR Agreement.
The obligation of Chiesi to complete the Transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.	Amryt having performed, in all material respects, all of its obligations required to be performed by it at or prior to the closing of the Transaction;
ii.	the representations and warranties of Amryt being true and correct to the extent specified in the Transaction Agreement;
iii.	no Material Adverse Effect (as defined in the Transaction Agreement) having occurred since January 8, 2023 and be continuing; and
iv.	the receipt of a certificate from an executive officer of Amryt confirming the satisfaction of the conditions set forth in the immediately preceding three clauses.
No Solicitation; Change in Board Recommendation (page 93)
Under the Transaction Agreement, Amryt is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties, to enter into or continue discussions with third parties regarding alternative acquisition proposals, to enter into any commitment with respect to any alternative acquisition proposal, to recommend or approve any alternative acquisition proposal or to change the recommendation of the Amryt Board in favor of the Transaction, subject to customary exceptions. In addition, Amryt may be required to pay Chiesi a termination fee of $14 million in certain circumstances, including certain circumstances where the Transaction Agreement is terminated following Amryt’s receipt of an alternative acquisition proposal.

Termination of the Transaction Agreement (page 99)
The Transaction Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the required Amryt shareholder approvals):
•	by mutual written agreement of Amryt and Chiesi;
•	by either Amryt or Chiesi if:
•
the Transaction has not been completed on or before 11:59 p.m. London Time on the initial end date of July 31, 2023, subject to a three-month extension in certain circumstances relating to the regulatory clearance conditions not being satisfied;

•
a court or other governmental authority of competent jurisdiction has issued an order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such order has become final and nonappealable, except that this right to terminate the Transaction Agreement will not be available to any party (A) whose breach of any provision of the Transaction Agreement was the primary cause of such order or (B) that failed to comply, in any material respects, with its obligations under the Transaction Agreement to prevent the entry of or removal of such order;

•
the Court Meeting or General Meeting (including, in each case, any postponements or adjournments thereof) has been completed and the required Amryt shareholder approval actually voted on at the meeting has not been obtained (a “Vote-Down Termination”); or

•
the Court declines or refuses to sanction the Scheme of Arrangement, except, that if an appeal has been submitted by Amryt in respect of any such decline or refusal, this right to terminate the Transaction Agreement may not be exercised until such appeal has been denied in a final determination;

•	by Chiesi if:
•	an Amryt adverse recommendation change has occurred (a “Recommendation Change Termination”);
•
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Amryt has occurred that would cause the conditions to the obligations of Chiesi to complete the Transaction not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the end date or (B) has not been cured by Amryt within the earlier of (i) 30 days following written notice from Chiesi and (ii) the end date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Chiesi is then in breach of any of its representations, warranties, covenants or agreements, which breach by Chiesi would cause any condition to the obligations of Amryt to complete the Transaction not to be satisfied (such termination, an “Amryt Material Breach Termination”); or

•	by Amryt:
•
if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Chiesi has occurred that would cause conditions to the obligations of Amryt to complete the Transaction not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the end date or (B) has not been cured by Chiesi within the earlier of (i) 30 days following written notice from Amryt of such breach or failure to perform and (ii) the end date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Amryt is then in breach of any of its representations, warranties, covenants or agreements, which breach by Amryt would cause any condition to the obligations of Chiesi to complete the Transaction not to be satisfied (such termination, a “Chiesi Material Breach Termination”); or

•
prior to the receipt of the required Amryt shareholder approvals, if (a) the Amryt Board has authorized the termination of the Transaction Agreement in accordance in all material respects with the terms of the non-solicitation covenant in order to enter into a definitive agreement providing for a superior proposal and (b) substantially concurrently with such termination, Amryt enters into such definitive agreement, so long as, at or prior to, and as a condition to the effectiveness of, such termination, Amryt pays Chiesi the termination fee of $14 million (a “Superior Proposal Termination”).

Termination Fee and Expense Reimbursement (page 100)
Amryt is required to pay Chiesi the termination fee of $14 million upon:
•	a Recommendation Change Termination;
•	a Superior Proposal Termination; or
•
(1) a Vote-Down Termination or Amryt Material Breach Termination occurs and (2) (A) a bona fide acquisition proposal for a change of control transaction from a third party was publicly announced or made publicly known after January 8, 2023 and was not publicly withdrawn without qualification at least five business days prior to the Court Meeting and General Meeting; and (B) within 12 months of the date on which the Transaction Agreement is so terminated, Amryt enters into a definitive agreement providing for an acquisition proposal for a change of control transaction with a third party (which transaction is ultimately consummated, regardless of whether such consummation is within such 12 month period) or a transaction representing an acquisition proposal for a change of control transaction is completed.

In the event that the Transaction Agreement is terminated by (i) Chiesi pursuant to an Amryt Material Breach Termination or (ii) Amryt pursuant to a Chiesi Material Breach Termination, then in each case, the breaching party must pay (or cause to be paid) to the non-breaching party an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by the non-breaching party in connection with the Transaction Agreement and the Transaction (including in each case any VAT on such expenses, but only to the extent such VAT is not recoverable) up to a maximum amount of $10 million. Such expense reimbursement, to the extent actually paid, will be offset against future termination fees or damages that become payable by the breaching party under the Transaction Agreement.
Treatment of Equity and Equity-Based Awards (page 84)
At the Effective Time, subject to all required withholding taxes:
•
Each Option (other than the Irish Options, the Specified Options and the Israeli Options) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will vest in full and be automatically canceled, and converted into a right to receive at the Effective Time (i) a cash payment equal to the product of (A) the excess of the amount to be paid for an Amryt Ordinary Share or an Amryt ADS, as applicable, pursuant to the Transaction over the exercise price, multiplied by (B) the total number of Amryt Ordinary Shares or Amryt ADSs, as applicable, subject to such Option; and (ii) the same CVRs per Amryt Ordinary Share or Amryt ADS, as applicable, subject to such Option, provided that, other than the Specified Options, any Options with an exercise price that is equal to or greater than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable, will be automatically canceled without any payment.

•
Each Specified Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and be canceled and converted into the right to receive at the Effective Time the same CVRs per Amryt ADS subject to such Specified Option and any subsequent payment in respect thereof will be reduced by an amount equal to the excess of the exercise price over the Per ADS Cash Consideration payable to holders of Amryt ADSs.

•
Each Irish Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and each holder of such option will be caused to exercise, or be deemed to have exercised, their Irish Options, within a specified period effective immediately prior to the Scheme Record Time and conditional upon the sanction of the Court of the Scheme of Arrangement and any resulting Amryt Ordinary Shares (or converted number of Amryt Ordinary Shares for Irish Options subject to Amryt ADSs) acquired on exercise will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement, and any Irish Options not exercised or deemed to have been exercised within the specified period will lapse and cease to be exercisable in accordance with their terms.

•
Each RSU Award that is outstanding immediately prior to the Effective Time (other than the Irish RSU Awards and the Israeli RSU Awards), whether vested or unvested, will become fully vested and be canceled and converted into the right to receive (i) a cash payment equal to the product of (A) the amount to be paid for an Amryt Ordinary Share or an Amryt ADS, as applicable, pursuant to the Transaction, multiplied by (B) the total number of Amryt Ordinary Shares or Amryt ADSs, as applicable, subject to such RSU Award, and (ii) the same CVRs per Amryt Ordinary Share or Amryt ADS, as applicable, subject to such RSU Award.
•
Each Irish RSU Award that is outstanding immediately prior to the Scheme Record Time will, conditional upon the sanction of the Court of the Scheme of Arrangement, whether vested or unvested, become fully vested, and holders of such Irish RSU Awards will receive the corresponding number of Amryt Ordinary Shares (and if any Irish RSU Awards are subject to Amryt ADSs, will receive the corresponding number of Amryt Ordinary Shares at a conversion ratio of one Amryt ADS to five Amryt Ordinary Shares) subject to such Irish RSU Award immediately prior to the Scheme Record Time, and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement. The nominal value in respect of the Amryt Ordinary Shares issued in settlement of the Irish RSU Awards shall be funded by Amryt DAC, a subsidiary of Amryt.

•
Each PSU Award that is outstanding immediately prior to the Effective Time (other than the Irish PSU Awards), whether vested or unvested, will become vested (with the number of Amryt Ordinary Shares that so vest determined based on the greater of target performance and actual performance, pursuant to the terms of such PSU Award) and be canceled and converted into the right to receive (i) a cash payment equal to the product of (A) the amount to be paid for an Amryt Ordinary Share, pursuant to the Transaction, multiplied by (B) the number of Amryt Ordinary Shares subject to such PSU Award (determined based on the greater of target performance and actual performance, pursuant to the terms of such PSU Award), and (ii) the same CVRs per Amryt Ordinary Share subject to such PSU Award.

•
Each Irish PSU Award that is outstanding immediately prior to the Scheme Record Time, whether vested or unvested, will, conditional upon the sanction of the Court to the Scheme of Arrangement, become vested (with the number of Amryt Ordinary Shares that so vest determined based on the greater of target performance and actual performance, pursuant to the terms of such Irish PSU Award), and holders of such Irish PSU Awards will receive the corresponding number of Amryt Ordinary Shares (with the number of Amryt Ordinary Shares subject to such Irish PSU Awards determined based on the greater of target performance and actual performance pursuant to the terms of such Irish PSU Award), and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement. The nominal value in respect of the Amryt Ordinary Shares issued in settlement of the Irish PSU Awards shall be funded by Amryt DAC, a subsidiary of Amryt.

•
Payments made to holders of Israeli Options and/or Israeli RSU Awards will be delivered to the trustee appointed by Amryt for the purpose of the Israeli sub-plan governing such awards and may be held by the trustee until the lapse of the mandatory holding period of two years from the date of grant of such Israeli Options or Israeli RSU Awards, as appropriate based on the Israeli Tax law and any options tax ruling to be obtained from the Israel Tax Authorities.

No Appraisal or Dissenters’ Rights (page 82)
No appraisal or dissenters’ rights are available to holders of Amryt Ordinary Shares and Amryt ADSs under the laws of England and Wales in connection with the Transaction.
The Voting Agreements (page 103)
In connection with the execution of the Transaction Agreement on January 8, 2023, certain securityholders of Amryt holding securities representing, as of such time, approximately 26% of the Company’s voting power in the aggregate entered into the Voting Agreements with Chiesi.
Pursuant to the Voting Agreements, the relevant securityholders of Amryt have agreed, among other things, to: (i) vote their beneficially owned voting securities of Amryt in favor of the transactions contemplated by the Transaction Agreement, including any matter necessary for the consummation of the Transaction; and (ii) comply with certain restrictions on the disposition of such securities, in each case subject to the terms and conditions contained therein.
The Voting Agreements will terminate upon the earliest to occur of: (1) the Effective Time; (2) the termination of the Transaction Agreement pursuant to and in compliance with its terms; (3) as to the securityholder that is party to the

Voting Agreement, any amendment to the Transaction Agreement that (a) decreases the amount, or changes the form, of consideration (including changing any of the terms of the CVRs payable under the Transaction Agreement) or (b) changes the treatment of certain convertible securities of the Company under the Transaction Agreement, and (4) as to the securityholder, the written agreement of Chiesi and the securityholder.
The CVR Agreement (page 102)
Pursuant to the Transaction Agreement, at or prior to closing of the Transaction, Chiesi and the Rights Agent will enter into the CVR Agreement, substantially in the form attached as Annex C, governing the terms of the CVRs issued pursuant to the Scheme of Arrangement. The Rights Agent will maintain an up-to-date register of the holders of CVRs. Holders shall not be permitted to transfer CVRs (subject to certain limited exceptions) and the CVRs shall not be in certificated form.
The Milestone 1 CVR will entitle the holder thereof to receive a payment from Chiesi of $0.20 in cash upon receipt of approval issued by the FDA of Filsuvez, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication), on or prior to December 31, 2024 and the Milestone 2 CVR will entitle the holder thereof to receive a payment from Chiesi of $0.30 in cash upon receipt of a Priority Review Voucher from the FDA in respect of Filsuvez on or prior to December 31, 2024 (or, if Milestone 1 is achieved in December 2024, January 31, 2025). Chiesi has agreed to use “Diligent Efforts” (as defined in the CVR Agreement) to achieve the foregoing milestones.
Because at the closing of the Transaction each holder of Amryt ADSs will receive five Milestone 1 CVRs and five Milestone 2 CVRs per Amryt ADS, upon achievement of Milestone 1, the holder will be entitled to receive $1.00 in CVR payments per Amryt ADS held by such holder and upon achievement of Milestone 2, the holder will be entitled to receive $1.50 in CVR payments per Amryt ADS held by such holder.
Material U.S. Federal Income Tax Consequences of the Transaction (page 117)
The receipt of cash and CVRs in exchange for Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder (as defined below in the section of this scheme circular entitled “Material U.S. Federal Income Tax Consequences of the Transaction” in this scheme circular), will recognize and the timing and potential character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs and payments (if any) with respect to the CVRs, as to which there is significant uncertainty. U.S. holders of Amryt Ordinary Shares or Amryt ADSs should carefully read the section of this scheme circular entitled “Material U.S. Federal Income Tax Consequences of the Transaction” in this scheme circular. If you are a holder of Amryt Ordinary Shares or Amryt ADSs that is a non-U.S. holder (as defined below in the section of this scheme circular entitled “Material U.S. Federal Income Tax Consequences of the Transaction” in this scheme circular), you generally will not be subject to tax with respect to the Transaction under U.S. federal income tax laws unless you have certain connections to the United States and certain other conditions are met. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction, and payments (if any) with respect to the CVRs.
Material United Kingdom Tax Consequences of the Transaction (page 122)
UK Shareholders (as defined below in the section entitled “Material United Kingdom Tax Consequences of the Transaction” in this scheme circular) will, pursuant to the Transaction, be making a disposal for the purposes of UK capital gains tax or corporation tax on chargeable gains (as applicable). Such disposal by a UK Shareholder may, depending on the UK Shareholder’s circumstances and subject to any available allowances, exemptions, reliefs and allowable losses, give rise to a chargeable gain (or an allowable loss) for the purposes of UK taxation on chargeable gains. In computing the amount of the chargeable gain (or allowable loss) arising on such a disposal, it is expected that UK Shareholders should be required to bring into account the maximum amount of the Per Share CVR Consideration or Per ADS CVR Consideration attributable to their Amryt Ordinary Shares or Amryt ADSs, with an adjustment expected to be available in the event that no (or less than the maximum) amount is ultimately payable in respect of the CVRs. Non-UK Shareholders (as defined below in the section entitled “Material United Kingdom Tax Consequences of the Transaction” in this scheme circular) should not generally be liable to UK capital gains tax or corporation tax in respect of the Transaction, unless they have certain connections to the United Kingdom. We recommend that you consult your own tax advisor to determine the particular tax effects to you.

Material Irish Tax Consequences of the Transaction (page 124)
Irish Shareholders (as defined below in the section entitled “Material Irish Tax Consequences of the Transaction” in this scheme circular) will, pursuant to the Transaction, be making a disposal for the purposes of Irish capital gains tax or corporation tax on chargeable gains (as applicable). Such disposal by an Irish Shareholder may, depending on the Irish Shareholder’s circumstances and subject to any available allowances, exemptions, reliefs and allowable losses, give rise to a chargeable gain (or an allowable loss) for the purposes of Irish taxation on chargeable gains. In computing the amount of the chargeable gain (or allowable loss) arising on such a disposal, it is expected that Irish Shareholders should be required to bring into account the maximum amount of the Per Share CVR Consideration or Per ADS CVR Consideration attributable to their Amryt Ordinary Shares or Amryt ADSs, with an adjustment expected to be available in the event that no (or less than the maximum) amount is ultimately payable in respect of the CVRs. We recommend that you consult your own tax advisor to determine the particular tax effects to you.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This scheme circular and the documents herein incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Amryt and Chiesi, including, but not limited to, statements related to the proposed acquisition of Amryt and the anticipated timing, results and benefits thereof, statements regarding the expectations and beliefs of the Amryt Board, Amryt management and the Chiesi Board and Chiesi management and other statements that are not historical facts. You can generally identify forward-looking statements by the use of forward-looking terminology such as the words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond Chiesi’s or Amryt’s control.
Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with Amryt’s and Chiesi’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including:
•	risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the Court and satisfaction of other closing conditions to consummate the Transaction;
•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement;
•	risks related to diverting the attention of Amryt and Chiesi management from ongoing business operations;
•	failure to realize the expected benefits of the Transaction;
•	significant transaction costs and/or unknown or inestimable liabilities;
•	the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay;
•	the risk that Amryt’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected;
•	Chiesi’s ability to fund the aggregate cash consideration for the Transaction;
•
risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the Transaction;

•	Amryt’s or the combined company’s dependence on the achievement of certain Milestones related to the commercialization of Filsuvez;
•	pharmaceutical product development and the uncertainty of clinical success;
•	the ability of Amryt’s products to compete with alternative products, including generic products and new products that may be developed by competitors;
•
the regulatory approval process, including the risks that Amryt or Chiesi may be unable to submit anticipated regulatory filings on the timeframe anticipated, or at all, or that Amryt or the combined company may be unable to obtain regulatory approvals of any product candidates, for additional indications, in a timely manner or at all;

•	disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees, distributors, suppliers or other third parties;
•	effects relating to the announcement of the Transaction or any further announcements or the consummation of the Transaction on the market price of Amryt ADSs or Amryt Ordinary Shares;
•	regulatory initiatives and changes in tax laws;
•	the risk that the conditions to payment under the CVRs will not be met or that the CVRs may otherwise never deliver any value to Amryt’s shareholders;
•	market volatility; and other risks and uncertainties affecting Amryt and Chiesi.

Consequently, all of the forward-looking statements Amryt makes in this scheme circular are qualified by the information contained or incorporated by reference into this scheme circular, including, but not limited to (i) the information contained under this heading and under the section entitled “Risk Factors” in this scheme circular and (ii) the information discussed under the sections entitled “Risk Factors” in Amryt’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021. See the section entitled “Where You Can Find More Information” in this scheme circular.
In addition, while Amryt and Chiesi expect the COVID-19 pandemic to continue to adversely affect their respective business operations and financial results, the extent of the impact on the combined company’s ability to generate sales of and revenues from its approved products, execute on new product launches, its clinical development and regulatory efforts, its corporate development objectives and the value of and market for its ordinary shares, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Moreover, other risks and uncertainties of which Amryt or Chiesi are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Readers of this scheme circular are cautioned that forward-looking statements are not guarantees of future performance.
The forward-looking statements made in this scheme circular are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Amryt or Chiesi on their respective websites or otherwise. Except as otherwise required by law, neither Amryt nor Chiesi undertakes any obligation, and each expressly disclaims any obligation, to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

RISK FACTORS
In addition to the other information contained or incorporated by reference into this scheme circular, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this scheme circular, Amryt shareholders should carefully consider the following risk factors in determining whether to vote to approve the Proposals.
Risks Relating to the Transaction
There are material uncertainties and risks associated with the Transaction Agreement and the Transaction.
There are material uncertainties and risks associated with the Transaction Agreement and the Transaction. If any of these uncertainties and risks develop into actual events, then Amryt’s business, financial condition, results and ongoing operations, share price or prospects could be materially adversely affected. These uncertainties and risks include the following:
•
the announcement or pendency of the Transaction may impede Amryt’s ability to retain and hire key personnel and its ability to maintain relationships with its customers, distributors, suppliers or other third parties or its operating results and business generally;

•
matters relating to the Transaction, including integration planning, may require substantial commitments of time and resources by Amryt’s management and employees and may otherwise divert the attention of management and employees, which may affect Amryt’s business operations;

•
the Transaction Agreement restricts Amryt’s from engaging in certain actions without the approval of Chiesi, which could prevent Amryt from pursuing certain business opportunities that arise prior to the closing of the Transaction or making appropriate changes to Amryt’s business outside the ordinary course of business (see the sections entitled “The Transaction Agreement—Covenants Regarding Conduct of Business by Amryt Pending the Effective Time” in this scheme circular for a description of the restrictive covenants applicable to Amryt);

•
Amryt’s directors and executive officers have financial interests in the Transaction that may be different from, or in addition to, the interests of Amryt shareholders generally, which could have influenced their decisions to support or approve the Transaction; and

•	potential shareholder litigation in connection with the Transaction may result in significant costs of defense, indemnification and liability.
In addition, Amryt cannot assure you that the Milestones will be met by the applicable deadline date and therefore there is no assurance that any payments will be made pursuant to the CVRs. Please see an overview of the Milestones, the dates by which the Milestones need to be achieved and the efforts that Chiesi needs to use to achieve such Milestones under the section entitled “Agreements Related to the Transaction—CVR Agreement” in this scheme circular.
The Transaction may not be completed in a timely manner or at all.
Completion of the Transaction is subject to certain closing conditions, including the following:
•	approval by Amryt shareholders of the Scheme of Arrangement and the passing of the special resolution to amend Amryt’s organizational documents and other related matters;
•	sanction of the Scheme of Arrangement by the Court;
•
certain regulatory approvals, including expiration, early termination of the waiting period or required consent under the HSR Act and any other applicable antitrust laws and foreign investment laws as specified in the Transaction Agreement;

•	the absence of any law or order prohibiting consummation of the Transaction;
•	compliance in all material respects with the obligations of Amryt and Chiesi under the Transaction Agreement;
•	accuracy of the representations and warranties of Amryt and Chiesi, subject to certain materiality standards set forth in the Transaction Agreement;
•
the absence of any “Material Adverse Effect” with respect to Amryt (see the section entitled “The Transaction Agreement—Representations and Warranties” in this scheme circular for more information on “Material Adverse Effect”).

Amryt cannot be certain when or if the conditions for the Transaction will be satisfied or (if permissible under applicable law) waived or when or if the Transaction will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Transaction, see the section entitled “The Transaction Agreement—Conditions to Complete the Transaction” in this scheme circular and the section entitled “The Transaction—Regulatory and Court Approvals Required for the Transaction” in this scheme circular.
In connection with obtaining antitrust clearance for the Transaction, Chiesi is not required to (1) make divestitures of or take other actions with respect to any assets or businesses of Chiesi or any of its subsidiaries that would, individually or in the aggregate, have a material adverse effect on Chiesi and its subsidiaries (without giving effect to the Transaction), taken as a whole, or (2) make divestitures of or take other actions with respect to any assets or businesses of Amryt or its subsidiaries that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Amryt and its subsidiaries, taken as a whole. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction. There can be no assurance that all required approvals and clearances will be obtained or will be obtained on a timely basis. See the section entitled “The Transaction Agreement—Efforts to Complete Transaction” in this scheme circular.
Each of Amryt and Chiesi has the right to terminate the Transaction Agreement under certain circumstances (see the section entitled “The Transaction Agreement—Termination of the Transaction Agreement” in this scheme circular).
Lawsuits may be filed against Amryt or Chiesi relating to the Transaction and an adverse ruling in any such lawsuit may prevent the Transaction from being completed in the time frame expected or at all.
In the event that the Transaction is not completed for any reason, Amryt shareholders will not receive any payment for their Amryt ADSs or Amryt Ordinary Shares in connection with the Transaction. Instead, Amryt will remain an independent public company and Amryt shareholders will continue to own their Amryt ADSs and Amryt Ordinary Shares.
Amryt or Chiesi may waive one or more of the closing conditions without re-soliciting shareholder approval.
To the extent permitted by applicable law, Amryt and/or Chiesi may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the transaction. Amryt currently expects to evaluate the materiality of any waiver in light of the facts and circumstances at the time to determine whether any amendment of this scheme circular is required in light of such waiver. Any determination as to whether to waive any condition to the consummation of the Transaction, and as to whether to re-solicit shareholder approval and/or amend this scheme circular as a result of such waiver, will be made by Amryt at the time of such waiver based on the facts and circumstances as they exist at that time.
Failure to complete the Transaction could negatively impact Amryt’s business, financial results and the market price of Amryt ADSs.
If the Transaction is delayed or not completed, Amryt’s ongoing businesses may be adversely affected and will be subject to several risks and consequences, including the following:
•	decline in Amryt ADSs price to the extent that the price of Amryt ADSs reflects an assumption that the Transaction will be completed;
•	negative publicity and a negative impression of Amryt in the investment community;
•
negative reactions from employees, customers, distributors, suppliers or other third parties, including the loss of business opportunities and the ability to effectively respond to competitive pressures;

•	management’s focus would have been diverted from pursuing other opportunities that could have been beneficial to Amryt;
•	Amryt may be required, under certain circumstances, to pay Chiesi (or its designee) a termination fee of $14 million;
•
Amryt may be required, under certain circumstances, to reimburse Chiesi for all of the reasonable, documented, out-of-pocket expenses actually incurred by Chiesi in connection with the Transaction Agreement and Transaction up to a cap of $10 million; and

•
Amryt could be subject to litigation related to any failure to consummate the Transaction or related to any enforcement proceeding commenced against Amryt to perform its obligations under the Transaction Agreement.

Amryt’s directors and executive officers may have interests in the Transaction that may be different from the interests of Amryt shareholders.
When considering the recommendation of the Amryt Board that Amryt shareholders approve the Proposals, Amryt shareholders should be aware that directors and executive officers of Amryt may have certain interests in the Transaction that may be different from or in addition to the interests of Amryt shareholders generally, including certain of such directors and executive officers’ rights to receive accelerated payments in respect of outstanding equity awards they hold and entitlement to severance payments and indemnification and insurance coverage in connection with the Transaction. See the sections entitled “The Transaction—Interests of Amryt’s Non-Employee Directors and Executive Officers in the Transaction” and “The Transaction Agreement—Indemnification” for further information regarding these interests. The Amryt Board was aware of these interests and considered them, among other things, in evaluating and approving the Transaction Agreement and the Transaction and in recommending that the Amryt shareholders approve the Proposals.
The Transaction Agreement contains provisions that could discourage a potential competing acquirer of Amryt.
Amryt is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties, to enter into or continue discussions with third parties regarding alternative acquisition proposals, to enter into any commitment with respect to any alternative acquisition proposal, to recommend or approve any alternative acquisition proposal or to change the recommendation of the Amryt Board in favor of the Transaction, subject to customary exceptions. In addition, Amryt may be required to pay Chiesi (or its designee) a termination fee of $14 million in certain circumstances, including if the Transaction Agreement is terminated in certain circumstances following Amryt’s receipt of an alternative acquisition proposal.
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Amryt from considering or proposing the acquisition, even if it was prepared to pay consideration with a higher per Amryt ADS value than the value proposed to be received or realized in the Transaction, or might otherwise result in a potential third-party acquirer proposing to pay a lower price to Amryt shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. For more information see the section entitled “The Transaction Agreement—No Solicitation; Change in Board Recommendation” in this scheme circular and the section entitled “The Transaction Agreement—Termination Fees and Expenses” in this scheme circular.
Amryt has incurred, and will incur, substantial direct and indirect costs as a result of the Transaction.
Amryt has incurred, and will continue to incur, significant costs, expenses and fees for professional advisors, printing and other transaction costs in connection with the Transaction, and a significant portion of these fees and costs are payable by Amryt regardless of whether the Transaction is consummated.
Amryt shareholders may not receive any payment on the CVRs.
The right of Amryt shareholders to receive future payment on the CVRs is contingent upon the occurrence of certain Milestones. In the case of a Milestone 1 CVR, the right to receive $0.20 in cash is contingent upon approval issued by the FDA for Filsuvez, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication) on or prior to December 31, 2024, provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval). In the case of a Milestone 2 CVR, the right to receive $0.30 in cash is contingent upon the successful receipt of a Priority Review Voucher from the FDA on or prior to December 31, 2024 (or, if Milestone 1 is achieved during December 2024, January 31, 2025). Amryt may not receive such approval or Priority Review Voucher from the FDA, or may receive them after the applicable deadline for achieving the Milestone has already passed. If these Milestones are not achieved for any reason within the time period specified in the CVR Agreement, no payments will be made under the CVRs, resulting in a lower return for Amryt shareholders, and the CVRs could expire valueless.
Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company. For more information about the CVR Agreement, see the section entitled “Agreements Related to the Transaction—CVR Agreement” in this scheme circular.

The tax treatment of the CVRs is uncertain.
The tax treatment for certain Amryt Shareholders of the CVRs and payments (if any) with respect to the CVRs is uncertain. In particular, in the United States, there is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, payments with respect to, or the expiration of, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs. Accordingly, the amount, timing and character of any income, gain or loss with respect to the CVRs are uncertain. Holders should consult their tax advisors concerning the recognition of income, gain or loss resulting from the receipt of a CVR or the receipt of payment (if any) with respect to the CVR, and carefully read the sections of this scheme circular entitled “Material U.S. Federal Income Tax Consequences of the Transaction”, “Material United Kingdom Tax Consequences of the Transaction” and “Material Irish Tax Consequences of the Transaction”.
Other Risk Factors of Amryt
Amryt’s business is and will be subject to the risks described above. In addition, Amryt is, and will continue to be, subject to the risks described under the section entitled “Risk Factors” in Amryt’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021. See the section entitled “Where You Can Find More Information” in this scheme circular.

SCHEME PROPOSAL AND THE COURT MEETING AND THE GENERAL MEETING—
EXPLANATORY STATEMENT
(In compliance with section 897 of the Companies Act 2006)
February 16, 2023
To the holders of Amryt Ordinary Shares and, for information only, to the holders of Amryt ADSs and the holders of options or awards under any Amryt employee benefit plan providing for equity or equity-based compensation (“Amryt Employee Plan”).
RECOMMENDED ACQUISITION OF AMRYT PHARMA PLC BY CHIESI FARMACEUTICI S.P.A.
1.	Introduction
The following section of this scheme circular explains, among other things, the effect of the Scheme of Arrangement and, together with the further information contained elsewhere in this scheme circular, constitutes the explanatory statement in respect of the Scheme of Arrangement as required by section 897 of the Companies Act. Accordingly, in addition to the information contained in the following section of this scheme circular, your attention is drawn to the further information contained elsewhere in this scheme circular and you are advised to read this scheme circular in full.
On January 8, 2023, it was announced that Amryt and Chiesi had entered into a definitive agreement for Chiesi to acquire the entire issued and to be issued share capital of Amryt, in exchange for the aggregate Transaction Consideration by way of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act.
Your attention is drawn to the section entitled “The Transaction” in this scheme circular, which contains, among other things, (i) information on the reasons for and benefits of the Transaction and (ii) the unanimous recommendation by the Amryt Board to Amryt shareholders to vote in favor of the resolutions to be proposed at the Court Meeting and the General Meeting. The Scheme of Arrangement is set out in full in the section entitled “The Scheme of Arrangement” in this scheme circular. For overseas holders of Amryt Ordinary Shares, your attention is drawn to section 10 of this Explanatory Statement.
2.	The Transaction
The Transaction is to be effected by means of the Scheme of Arrangement, a court-sanctioned scheme of arrangement between Amryt and the Scheme Shareholders, under Part 26 of the Companies Act. Implementation of the Transaction requires the approval of the Scheme of Arrangement by the Amryt shareholders at the Court Meeting and the approval of the Scheme Implementation Proposal by the Amryt shareholders at the General Meeting. The Scheme of Arrangement also requires the sanction of the Court. The Scheme of Arrangement is set out in full in the section entitled “The Scheme of Arrangement” in this scheme circular.
The purpose of the Scheme of Arrangement is to enable Chiesi to acquire the entire issued and to be issued share capital of Amryt. This is to be achieved by Chiesi acquiring the Scheme Shares held by the Scheme Shareholders as at the Scheme Record Time, in return for which the Scheme Shareholders will receive the Scheme Consideration for their Scheme Shares on the basis set out in the Scheme of Arrangement.
If the Transaction is completed:
•	all Amryt Ordinary Shares will be acquired by Chiesi;
•
holders of Amryt Ordinary Shares as of the record time for the Scheme of Arrangement will, on the terms set out in the Scheme of Arrangement, have the right to receive for each Amryt Ordinary Share held by them at such time the Scheme Consideration, consisting of an amount equal to $2.90 in cash, plus one Milestone 1 CVR and one Milestone 2 CVR (less any applicable withholding taxes); and

•
accordingly, holders of Amryt ADSs as of the Effective Time will have the right to receive, for each Amryt ADS, an amount equal to $14.50 in cash (less the Amryt ADS Fees and any applicable withholding taxes) plus five Milestone 1 CVRs and five Milestone 2 CVRs.

The aggregate Per Share Cash Consideration and any payments in respect of the CVRs is expected to be funded by Chiesi through a combination of cash on hand and debt financing.

The Currency Conversion Facility
The Currency Conversion Facility is being made available to registered holders of Amryt Ordinary Shares (other than the Depositary) pursuant to which they will be able to elect (subject to the terms and condition of the Currency Conversion Facility) to receive the Per Share Cash Consideration in British pounds or Euro at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date. The Currency Conversion Facility is not available to holders of Amryt ADSs.
The Paying Agent intends to obtain the amount of British pounds and Euros required to satisfy Currency Elections through one or more market transactions carried out over one or more business days following the Scheme Record Time. The number of transactions, time period required, exchange rates obtained and level of transaction, foreign exchange and dealing costs and commissions associated with the conversion will depend on market conditions and the number of Amryt Ordinary Shares in respect of which a valid Currency Election is made. However, the Paying Agent will use all reasonable endeavors to obtain the best rate reasonably available in the market (including taking account of the size of the transactions and the time frames within which they are to be executed) at the relevant times and to ensure that the application transaction and dealing costs are on arm’s length market terms. The Average Market Exchange Rate obtained by the Paying Agent will be applied such that all eligible Amryt shareholders who have made a Currency Election will receive the same amount of British pounds or Euros (as applicable) per Amryt Ordinary Share. For any holder of Amryt Ordinary Shares electing to be paid their aggregate Per Share Cash Consideration in British pounds or Euros (as applicable) pursuant to the Currency Conversion Facility, the amount per Amryt Ordinary Share received may, depending on the prevailing exchange rate, result in a payment below or above the amount that they would have received based on the USD:GBP or USD:Euro exchange rate as at the date of this scheme circular.
Any fees arising as a result of a holder of Amryt Ordinary Shares (in certificated, or uncertificated form as at the Scheme Record Time) electing to use the Currency Conversion Facility, must be borne by the holder of Amryt Ordinary Shares who makes such an election.
Further information on how to make a Currency Election is included in the section entitled “Notes for Making Currency Elections” in this scheme circular.
3.	Conditions to Complete the Transaction
The respective obligations of Amryt and Chiesi to complete the Transaction are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:
i.	the receipt of the required Amryt shareholder approvals;
ii.	the sanction of the Scheme of Arrangement by the Court;
iii.	the absence of any order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the completion of the Transaction;
iv.	the absence of any applicable law enacted, entered, promulgated or enforced by any governmental authority that remains in effect and prohibits or makes illegal completion of the Transaction; and
v.
the expiration or termination of any waiting period applicable to the Transaction under the HSR Act and any applicable waiting period or consent under foreign antitrust laws relating to the Transaction shall have expired, been terminated, or been obtained, as applicable.

The obligation of Amryt to complete the Transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.	Chiesi having performed, in all material respects, all of its obligations required to be performed by it at or prior to the closing of the Transaction;
ii.	the representations and warranties of Chiesi being true and correct to the extent specified in the Transaction Agreement;
iii.	the receipt of a certificate from an executive officer of Chiesi confirming, on behalf of Chiesi, the satisfaction of the conditions set forth in the immediately preceding two clauses; and
iv.	Chiesi and the Rights Agent shall have duly authorized, executed and delivered the CVR Agreement and delivered satisfactory evidence thereof to Amryt.

The obligation of Chiesi to complete the Transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.	Amryt having performed, in all material respects, all of its obligations required to be performed by it at or prior to the closing;
ii.
the representations and warranties of Amryt being true and correct to the extent specified in the Transaction Agreement, including that no Material Adverse Effect (as defined in the Transaction Agreement) with respect to Amryt has occurred since the date of the Transaction Agreement; and

iii.	the receipt of a certificate from an executive officer of Amryt confirming the satisfaction of the conditions set forth in the immediately preceding two clauses.
The Scheme of Arrangement can only become effective if all conditions to the Transaction, including the required Amryt shareholder approvals and the sanction of the Court, have been satisfied or (to the extent permitted by law) waived. The Scheme of Arrangement will become effective upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales for registration. Subject to the satisfaction or waiver of the conditions to the Transaction, including the sanction of the Scheme of Arrangement by the Court, the Effective Time is expected to occur in the first half of 2023.
4.	Shareholder Meetings
Before the Court’s sanction can be sought, the Scheme of Arrangement requires, among other things, approval of the Scheme Proposal by Scheme Shareholders at the Court Meeting. The Scheme Proposal must be approved by a simple majority in number of the Amryt ordinary shareholders present and voting (and entitled to vote), either in person or by proxy, representing at least 75% in value of the Amryt Ordinary Shares in respect of which a vote has been cast. Approval of the Scheme Proposal is required to consummate the Transaction. Amryt shareholders are also being asked to consider and approve the Scheme Implementation Proposal at the General Meeting. The Scheme Implementation Proposal, if approved, will (i) authorize the Amryt Board to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect and (ii) make certain amendments to the Amryt Articles in order to facilitate the Transaction. The Scheme Implementation Proposal will be proposed as a special resolution at the General Meeting, which means that the Scheme Implementation Proposal must be approved by at least 75% of the votes cast by Amryt ordinary shareholders present and voting (and entitled to vote), either in person or by proxy at the General Meeting. Approval of the Scheme Implementation Proposal is required to consummate the Transaction.
Notices of both the Court Meeting and the General Meeting are set out at the beginning of this scheme circular. Entitlement to attend and vote at these meetings and the number of votes which may be cast will be determined by reference to the register of members of Amryt at the Voting Record Time. Entitlement to submit ADS voting instruction cards and the number of votes which an ADS holder may instruct the Depositary to cast on its behalf will be determined by reference to the register of the Amryt ADSs maintained by the Depositary at the Amryt ADS Voting Record Time.
If the Scheme of Arrangement becomes effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting.
Date, Time, Place and Purpose of the Court Meeting
The Court Meeting will be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom at 1:30 p.m. (London time) on March 22, 2023 for Scheme Shareholders on the register of members as at the Voting Record Time to consider and, if thought fit, approve the Scheme of Arrangement.
At the Court Meeting, voting will be by poll and each Scheme Shareholder present or by proxy will be entitled to one vote for each Amryt Ordinary Share held as at the Voting Record Time. The approval required at the Court Meeting is a simple majority in number of the Amryt ordinary shareholders present and voting (and entitled to vote) in person or by proxy, representing at least 75% in value of the Amryt Ordinary Shares in respect of which a vote has been cast.

You are strongly urged to sign and return your blue form of proxy for the Court Meeting as soon as possible. The completion and return of the forms of proxy will not prevent you from attending, submitting questions and voting at either the Court Meeting or the General Meeting, or any adjournment thereof, if you are entitled to and wish to do so.
Date, Time, Place and Purpose of the General Meeting
The General Meeting will also be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom at 1:45 p.m. (London time) on March 22, 2023 for Amryt shareholders on the register of members as at the Voting Record Time to consider and, if thought fit, approve the Scheme Implementation Proposal as a special resolution.
At the General Meeting, voting on each of the Scheme Implementation Proposal will be by poll and each Amryt shareholder present in person or by proxy will be entitled to one vote for each Amryt Ordinary Share held as at the Voting Record Time. The approval required for the Scheme Implementation Proposal to be passed is at least 75% of the votes validly cast on such resolution in person or by proxy.
You are strongly urged to sign and return your yellow form of proxy for the General Meeting as soon as possible. The completion and return of the forms of proxy will not prevent you from attending, submitting questions and voting at either the Court Meeting or the General Meeting, or any adjournment thereof, if you are entitled to and wish to do so.
Amendment to the Articles of Association of Amryt
Amryt Ordinary Shares issued after the Scheme Record Time will not be subject to the Scheme of Arrangement. In order to ensure that Chiesi acquires the entire issued and to be issued share capital of Amryt, it is therefore proposed that, pursuant to the Scheme Implementation Proposal, the Amryt Articles be amended so that Amryt Ordinary Shares issued after the Scheme Record Time (if any), including without limitation, any shares issued as a result of conversion of any convertible loan note instrument or indenture to which Amryt is a party, other than to Chiesi, will be automatically acquired by Chiesi on the same terms as under the Scheme of Arrangement.
It is also proposed that, pursuant to the Scheme Implementation Proposal, the Amryt Articles be amended to ensure that any Amryt Ordinary Shares issued at or after the Voting Record Time but prior to the Scheme Record Time will be subject to the Scheme of Arrangement.
Recommendation of the Amryt Board
The Amryt Board has unanimously approved the Transaction Agreement and the actions required and contemplated therein, including the Transaction, and determined that such actions are advisable and in the best interests of Amryt and its shareholders. The Amryt Board unanimously recommends that Amryt shareholders vote “FOR” the Scheme Proposal at the Court Meeting and “FOR” the Scheme Implementation Proposal at the General Meeting. See “The Transaction—Recommendation of the Amryt Board; Amryt’s Reasons for the Scheme” in this scheme circular for a more detailed discussion of the Amryt Board’s recommendation with respect to the Scheme Proposal and the Scheme Implementation Proposal.
Entitlement to Vote at the Shareholder Meetings
If you hold Amryt Ordinary Shares registered in your own name as of the Voting Record Time, you are entitled to attend the Court Meeting and the General Meeting to vote either in person or to appoint another person or persons as your proxy or proxies to attend and vote on your behalf, in accordance with the procedures further outlined in this scheme circular. You are strongly encouraged to appoint the Chair of the Shareholder Meetings as your proxy.
Holders of Amryt Ordinary Shares who hold their Amryt Ordinary Shares indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a holder of Amryt Ordinary Shares to vote at the Shareholder Meetings. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible.
If you are a beneficial holder but not the legal holder of Amryt Ordinary Shares then, as a matter of English law, your name is not entered in Amryt’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Court Meeting or General Meeting, you must become a registered holder of Amryt Ordinary Shares by arranging for the completion of a stock transfer form or CREST transfer form by the applicable registered holder in respect of the Amryt Ordinary Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form (or CREST transfer form) and related documentation (as applicable) to Amryt’s transfer agent, Link Group at Corporate Actions, Central Square, 29 Wellington Street, Leeds LS1 4DL, United Kingdom, prior to the Voting Record Time. Beneficial holders who wish to attend and vote directly at the Court Meeting or General Meeting should send such stock transfer form (or CREST transfer form) in respect of their Amryt Ordinary Shares to permit processing to be completed by Link Group prior to the Voting Record Time.
If either Shareholder Meeting is adjourned, only those Amryt shareholders on the register of members at 6:00 p.m. (London time) on the date which is two business days before the adjourned meeting will be entitled to attend and vote.
Amryt ADS holders are not entitled to vote directly at the Court Meeting or the General Meeting. Instead, Amryt ADS holders on the Amryt ADS Register as at the Amryt ADS Voting Record Time will be eligible to provide the Depositary with voting instructions for the Shareholder Meetings and will be sent a Depositary Notice of Court Meeting and General Meeting for Amryt Pharma Plc and an Amryt ADS voting instruction card with the voting instructions printed thereon. The voting instructions must be received by the Depositary no later than 10:00 a.m. (New York time) on March 16, 2023, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary.
Holders of Amryt ADSs who hold their Amryt ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of an Amryt ADS holder to issue voting instructions to the Depositary. If this applies to you, we encourage you to consult your broker, bank, trust company or other nominee as soon as possible. Please vote in accordance with the instructions sent to you by your broker, bank, trust company or nominee as soon as possible.
The Depositary will collate all votes properly submitted by holders of Amryt ADSs and submit a vote on behalf of all such holders.
If you are an Amryt ADS holder and you wish to vote directly (whether in person or by proxy) on the Scheme at the Court Meeting or the resolution at the General Meeting, you must elect to become a shareholder of record by surrendering your Amryt ADSs to the Depositary to withdraw the Amryt Ordinary Shares represented by those Amryt ADSs, in accordance with the terms and conditions of the Deposit Agreement, so as to become a registered holder of Amryt Ordinary Shares prior to the Voting Record Time. In order to surrender your Amryt ADSs and withdraw the underlying Amryt Ordinary Shares if you hold Amryt ADSs indirectly through a broker, bank, trust company or other nominee you should contact your broker, bank, trust company or other nominee to make the necessary arrangements to ensure the necessary processing can be completed in time.
Amryt ADS holders who present their Amryt ADSs to the Depositary for cancellation in order to take delivery of Amryt Ordinary Shares will be responsible for the payment of the Depositary’s fees associated with such cancellation ($0.05 per Amryt ADS presented for cancellation), and will need to provide:
(A)
delivery instructions for the Amryt Ordinary Shares represented by such Amryt ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Amryt Ordinary Shares); and

(B)	if the Amryt ADS cancellation is to take place after the Amryt ADS Voting Record Time and before the Voting Record Time, a certification that the Amryt ADS holder:
i. (x)
beneficially owned the relevant Amryt ADSs at the Amryt ADS Voting Record Time and has not given, and will not give, voting instructions to the Depositary in respect of such Amryt ADSs in relation to the Shareholder Meetings (or has cancelled all voting instructions previously given); or

(y)
beneficially owned the relevant Amryt ADSs as at the Amryt ADS Voting Record Time and has given voting instructions to the Depositary in respect of such Amryt ADSs in relation to the Shareholder Meetings, but undertakes not to vote the Amryt Ordinary Shares represented by such Amryt ADSs at the Shareholder Meetings; or

ii.
did not beneficially own the relevant Amryt ADSs as at the Amryt ADS Voting Record Time, and undertakes not to vote the Amryt Ordinary Shares represented by such Amryt ADSs at the Shareholder Meetings.

Amryt ADS holders who hold their Amryt ADSs through a broker, bank, trust company or other nominee should promptly contact their broker, bank, trust company or other nominee to find out what actions are required to cancel the Amryt ADSs.
Amryt ADS holders who take steps (as described in the paragraphs above) to cancel their Amryt ADSs before 5:00 p.m. (New York time) on March 13, 2023 and become Scheme Shareholders before the Voting Record Time will have the right to attend both Shareholder Meetings (in person or by proxy) and be represented by counsel to support or oppose the sanctioning of the Scheme of Arrangement (subject to the limitations and qualifications above). Any Amryt ADS holder who wishes to cancel their Amryt ADSs to become a Scheme Shareholder should allow sufficient time for the cancellation of their Amryt ADSs and the delivery of their Amryt Ordinary Shares.
Quorum
The presence at the General Meeting of two members present in person or by proxy and entitled to vote at the General Meeting is necessary to constitute a quorum.
5.	The Amryt Directors and the Effect of the Scheme of Arrangement on their Interests
Details of the interests of Amryt directors in the share capital of Amryt and awards in respect of such share capital, are set out in the section entitled “The Transaction—Interests of Amryt’s Non-Employee Directors and Executive Officers in the Transaction” in this scheme circular. Scheme Shares held by the Amryt directors at the Scheme Record Time will be subject to the Scheme of Arrangement.
In common with the other participants who hold Irish Options or Irish PSU Awards, the Amryt directors who hold Irish Options or Irish PSU Awards will be able to receive Amryt Ordinary Shares to the extent that such awards vest or options are exercised prior to the Effective Time.
Save as set out in this document, the effect of the Scheme on the interests of the Amryt directors does not differ from the effect on the like interests of other shareholders.
6.	Sanction of the Scheme of Arrangement by the Court
Under the Companies Act, the Scheme of Arrangement also requires the sanction of the Court. The Court Sanction Hearing is currently expected to be held in the first half of 2023. Scheme Shareholders are entitled to attend the Court Sanction Hearing, should they wish to do so, in person or through counsel.
Following sanction of the Scheme of Arrangement by the Court, the Scheme of Arrangement will become effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales.
Upon the Scheme of Arrangement becoming effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Time (including the Depositary), irrespective of whether or not they attended or voted in favor of, or against, the Scheme of Arrangement at the Court Meeting or in favor of, or against, or withheld their vote on the Scheme Implementation Proposal at the General Meeting.
If the Scheme of Arrangement does not become effective by the end date (as defined and further described in the section entitled “The Transaction Agreement—Termination of the Transaction Agreement” in this scheme circular), the Transaction Agreement may be terminated by either Chiesi or Amryt, and the Scheme of Arrangement may not become effective.
7.	Solicitation of Proxies
Amryt will bear its own costs and expenses incurred in connection with the filing, emailing and, where requested, printing and mailing of this scheme circular to Amryt shareholders and the retention of any information agent or other service provider in connection with the Transaction. This proxy solicitation is being made by Amryt on behalf of the Amryt Board. Amryt has hired DF King to assist in the solicitation of proxies at a total cost to Amryt of approximately

£50,0000, plus reimbursement of reasonable additional costs and out-of-pocket expenses. In addition to this mailing, proxies may be solicited by directors, officers or employees of Amryt or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.
8.	Listings, Dealings, Delisting and Settlement
Delisting of Amryt ADSs
On the closing date, entitlements to Scheme Shares held within CREST will be cancelled, and share certificates in respect of Scheme Shares held in certificated form will cease to be valid documents of title and should be destroyed or, at the request of Chiesi, delivered up to Chiesi, or to any person appointed by Chiesi to receive the same.
As a result of the consummation of the Transaction, Amryt will become a direct subsidiary of Chiesi and it is intended that Amryt will be re-registered as a private company under the applicable provisions of the Companies Act as soon as reasonably practicable after the closing date.
It is intended that the last day for dealings in Amryt ADSs on Nasdaq will be the last business day before the Effective Time or the day of the Effective Time. It is intended that, following the Effective Time, the Amryt ADS program be terminated and that applications be made to delist the Amryt ADSs from Nasdaq and terminate the registration of the Amryt ADSs under the Exchange Act promptly following such time.
Settlement
Subject to the Scheme of Arrangement becoming effective (and subject to certain exceptions in relation to overseas Amryt shareholders), settlement of the Scheme Consideration to which any Amryt shareholder is entitled under the Scheme of Arrangement will be effected within 14 days following the date of the Effective Time in the following manner:
Amryt Ordinary Shares in uncertificated form (i.e., CREST)
If, at the Scheme Record Time, a Scheme Shareholder holds Amryt Ordinary Shares in uncertificated form, the aggregate Per Share Cash Consideration to which such Scheme Shareholder is entitled will be transferred to such Scheme Shareholder via CREST by Chiesi procuring the creation of an assured payment obligation in favor of the appropriate CREST account through which the Scheme Shareholder holds such uncertificated Amryt Ordinary Shares in respect of the aggregate Per Share Cash Consideration due to such Scheme Shareholder.
The currency of such cash payments will be in accordance with the Currency Elections made by such Scheme Shareholders (other than the Depositary) (the ability to make Currency Elections being described at the sections entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” and “Notes for Making Currency Elections” in this scheme circular). Each Scheme Shareholder who holds Scheme Shares in uncertificated form at the Scheme Record Time and does not make a valid Currency Election must ensure that an active U.S. dollar Cash Memorandum Account is in place in CREST by no later than the Scheme Record Time. In the absence of a U.S. dollar Cash Memorandum Account, the payment of the aggregate Per Share Cash Consideration in U.S. dollars will not settle, resulting in a delay and the settlement of the aggregate Per Share Cash Consideration outside of CREST by way of a check drawn on a branch of a clearing bank. Neither Amryt nor Chiesi or any of their respective agents will be responsible for any loss or delay in the transmission of checks sent in this way, and such checks will be sent at the risk of the Scheme Shareholder entitled thereto.
With effect from the Effective Time, each holding of Scheme Shares credited to any stock account in CREST will be disabled and all Scheme Shares will be removed from CREST in due course.
Amryt Ordinary Shares in certificated form
If, at the Scheme Record Time, a Scheme Shareholder holds Amryt Ordinary Shares in certificated form, the aggregate Per Share Cash Consideration to which such Scheme Shareholder is entitled will, regardless of currency, be paid by check drawn on a branch of a UK clearing bank.
The currency of such cash payments will be in accordance with the Currency Elections made by such Scheme Shareholders (other than the Depositary) (the ability to make Currency Elections being described at the sections entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” and “Notes for Making Currency Elections” in this scheme circular). Checks will be mailed to the Scheme Shareholder entitled thereto at the address as appearing in the register of members of Amryt at the Scheme Record Time or in accordance with any special standing instructions regarding communications. None of Amryt, Chiesi or any of their respective agents will be responsible for any loss or delay in the transmission of checks sent in this way, and such checks will be sent at the risk of the Scheme Shareholder entitled thereto.
Amryt ADSs
Please see section 9 of this Explanatory Statement if you are an Amryt ADS holder.
General
All documents and remittances sent to, from or on behalf of Amryt shareholders will be sent entirely at their own risk.
9.	Amryt ADS Holders
Amryt ADS holders will not be entitled to attend the Court Meeting or the General Meeting or vote directly on the Transaction. Instead, Amryt ADS holders as of the Amryt ADS Voting Record Time will have the right to instruct the Depositary how to vote the Amryt Ordinary Shares underlying the Amryt ADSs with respect to the Transaction, subject to and in accordance with the terms of the Deposit Agreement. Holders of Amryt ADSs who hold their Amryt ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of an Amryt ADS holder to issue voting instructions to the Depositary.
Voting instructions
Registered Amryt ADS holders as of the Amryt ADS Voting Record Time will be sent a Depositary Notice of Court Meeting and General Meeting for Amryt Pharma Plc and an Amryt ADS voting instruction card. Amryt ADS holders as of the Amryt ADS Voting Record Time can direct the voting of the Amryt Ordinary Shares represented by their Amryt ADSs, subject to the terms of the Deposit Agreement, a copy of which is available free of charge by following the instructions under the section entitled “Where You Can Find More Information” in this scheme circular.
Amryt ADS holders as at the Amryt ADS Voting Record Time should, if they wish to direct the voting of the Amryt Ordinary Shares represented by their Amryt ADSs held by the Depositary at the Court Meeting and the General Meeting, provide Amryt ADS voting instructions to the Depositary in accordance with the instructions printed thereon. The Amryt ADS voting instructions must be received by the Depositary no later than 10:00 a.m. (New York time) on March 16, 2023, or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary.
Amryt ADS holders who hold their Amryt ADSs indirectly through a broker, bank, trust company or other nominee must follow the instructions from such broker, bank, trust company or other nominee if they wish to give voting instructions to the Depositary. Providing voting instructions via a broker, bank, trust company or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore you are encouraged to reach out to such broker, bank, trust company or other nominee as quickly as possible.
Following timely receipt of valid voting instructions from an Amryt ADS holder, the Depositary will endeavor, insofar as practicable and permitted under the provisions of, or governing, the Amryt Ordinary Shares represented by Amryt ADSs, to vote or cause its nominee to vote (by means of the appointment of a proxy or otherwise) such Amryt Ordinary Shares represented by the Amryt ADSs in respect of which instructions have been received in accordance with those instructions.
If the Depositary does not receive timely voting instructions from an Amryt ADS holder, under the terms of the Deposit Agreement, such holder will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by Amryt to vote the Amryt Ordinary Shares underlying such holder’s Amryt ADSs unless, among other things, Amryt instructs the Depositary it does not wish for such a proxy to be given. Amryt has instructed the Depositary that it does not wish for such discretionary proxy to be given if the Depositary does not receive timely voting instructions from an Amryt ADS holder for the Shareholder Meetings. Accordingly, if the Depositary does not receive timely voting instructions from an Amryt ADS holder on or before 10:00 a.m. (New York time) on March 16, 2023, the Amryt Ordinary Shares underlying such holder’s Amryt ADSs will not be represented at the Shareholder Meetings and will not be voted at the Shareholder Meetings.

Cancellation of Amryt ADSs so as to become an Amryt ordinary shareholder
Only registered holders of Amryt Ordinary Shares will be entitled to attend and vote at the Court Meeting and the General Meeting.
Accordingly, if Amryt ADS holders themselves wish to attend and vote at the Shareholder Meetings (rather than instructing the Depositary how to vote the underlying Amryt Ordinary Shares on their behalf), they must take steps to exchange their Amryt ADSs for Amryt Ordinary Shares, so that they become registered shareholders of Amryt. In order to do this, Amryt ADS holders must present their Amryt ADSs (and, to the extent that such Amryt ADSs are certificated, the certificates evidencing such Amryt ADSs) to the Depositary for cancellation before 5:00 p.m. (New York time) on March 13, 2023 (subject to the relevant Amryt ADS holder’s compliance with the terms of the Deposit Agreement and payment of the Depositary’s fees), together with:
(A)
delivery instructions for the Amryt Ordinary Shares represented by such Amryt ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Amryt Ordinary Shares); and

(B)	if the Amryt ADS cancellation is to take place after the Amryt ADS Voting Record Time and before the Voting Record Time, a certification that the Amryt ADS holder:
i. (x)
beneficially owned the relevant Amryt ADSs at the Amryt ADS Voting Record Time and has not given, and will not give, voting instructions to the Depositary in respect of such Amryt ADSs in relation to the Shareholder Meetings (or has cancelled all voting instructions previously given); or

(y)
beneficially owned the relevant Amryt ADSs as at the Amryt ADS Voting Record Time and has given voting instructions to the Depositary in respect of such Amryt ADSs in relation to the Shareholder Meetings, but undertakes not to vote the Amryt Ordinary Shares represented by such Amryt ADSs at the Shareholder Meetings; or

ii.
did not beneficially own the relevant Amryt ADSs as at the Amryt ADS Voting Record Time, and undertakes not to vote the Amryt Ordinary Shares represented by such Amryt ADSs at the Shareholder Meetings.

Amryt ADS holders who hold their Amryt ADSs through a broker, bank, trust company or other nominee should promptly contact their broker, bank, trust company or other nominee to find out what actions are required to cancel the Amryt ADSs.
Amryt ADS holders who present their Amryt ADSs to the Depositary for cancellation in order to take delivery of Amryt Ordinary Shares will be responsible for the payment of the Depositary’s fees associated with such cancellation ($0.05 per Amryt ADS presented for cancellation). Such fee is payable in any event in connection with closing of the Transaction.
Amryt ADS holders who take steps (as described in the paragraphs above) to cancel their Amryt ADSs before 5:00 p.m. (New York time) on March 13, 2023 and become Scheme Shareholders before the Voting Record Time will have the right to attend both Shareholder Meetings (in person or by proxy) and be represented by counsel to support or oppose the sanctioning of the Scheme of Arrangement (subject to the limitations and qualifications above).
Settlement of ADS Transaction Consideration
Prior to the closing, Amryt and Chiesi will establish procedures to ensure (i) that the Depositary will, after the closing, promptly deliver the Per ADS Consideration (net of the Amryt ADS Fees and applicable withholding taxes) to each holder of an Amryt ADS entitled thereto and (ii) if reasonably practicable, unless other arrangements are reasonably acceptable to Amryt and Chiesi, that Amryt ADSs will be treated by the Depositary, as closely as reasonably possible, in the same manner as Amryt Ordinary Shares are treated by the Paying Agent with respect relevant matters specified in the Transaction Agreement. Because we expect that the last day of trading of the Amryt ADSs on Nasdaq will be the trading day prior to the closing date or the closing date, the persons entitled to the Per ADS Consideration will not be known until the first or second trading day following the effective date for the Scheme, which is the date that any trades made on the last day of trading will settle. If the parties reasonably deem necessary in furtherance of the establishment of such procedures, Amryt will enter into one or more amendments or supplementary agreements to the Deposit Agreement that are reasonably acceptable to the Depositary Amryt and Chiesi will deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith. Chiesi has agreed to pay the cancellation fees that would otherwise be payable by holders of Amryt ADSs under the Deposit Agreement. The Amryt ADS holders will bear all other fees, charges and expenses that they are required to bear under the Deposit Agreement in connection with the receipt of the Per ADS Consideration. No interest will be paid or accrued on any amount payable in respect of Amryt ADSs.
Each Amryt ADS holder entitled thereto will receive for each Amryt ADS (upon surrender of their Amryt ADSs to the Depositary, if their Amryt ADSs are in certificated form) their Per ADS Consideration in U.S. dollars, net of (i) the applicable Amryt ADS Fees and (ii) applicable withholding taxes unless such ADS holder has provided the requisite tax forms prior to the date of payment of the consideration to ADS holders.
Amryt ADS holders who hold their Amryt ADSs in certificated form will, on or after the closing date, receive letters of transmittal with an explanation on how to surrender the Amryt ADSs to the Depositary. Those holders must sign and return the letter of transmittal, together with their Amryt ADS certificates, to receive any Per ADS Cash Consideration (net of the Amryt ADS Fees and applicable withholding taxes to be deducted from the Per ADS Cash Consideration) and the Per ADS CVR Consideration to which they are entitled. Amryt ADS holders who hold their Amryt ADSs in certificated form will, on or after the closing date, receive letters of transmittal with an explanation on how to surrender the Amryt ADSs to the Depositary. Amryt ADS holders who hold their Amryt ADSs in uncertificated form will automatically receive the net Per ADS Cash Consideration (net of the Amryt ADS Fees and applicable withholding taxes to be deducted from the Per ADS Cash Consideration) and the Per ADS CVR Consideration to which they are entitled and do not need to take any further action. Payments to Amryt ADS holders will be made by checks mailed by the Depositary to the address the Depositary has in its records for such Amryt ADS holder.
Any Amryt ADS holders who hold their Amryt ADSs indirectly through a broker, bank, trust company or other nominee within DTC, will receive credit of the funds to their account from their broker, bank, trust company or other nominee. The Depositary will remit the applicable funds (net of the Amryt ADS Fees and any applicable withholding taxes) and the applicable Per ADS CVR Consideration to DTC, and DTC will, in turn, credit the Amryt ADS holder’s broker, bank, trust company or other nominee.
The settlement of the Per ADS Consideration is governed by the terms of the Transaction Agreement and the Deposit Agreement and is a matter that is external to the Scheme of Arrangement. As set out in the Scheme of Arrangement, neither Chiesi nor any member of the Chiesi Group nor the Paying Agent nor Amryt shall have any responsibility or liability under the Scheme of Arrangement for the onwards distribution or transmission to the holders of Amryt ADSs, or to any other person, of the Scheme Consideration due to the Depositary (or any nominee or custodian of the Depositary which is the relevant Scheme Shareholder), albeit that the foregoing does not affect Amryt’s obligations under the Deposit Agreement or any party’s obligations under the Transaction Agreement, including Chiesi’s obligations to pay certain Amryt ADS fees to the Depositary on behalf of the holders of Amryt ADSs for which it is responsible.
10.	Overseas Amryt Shareholders
The availability of the Scheme of Arrangement and the Transaction Consideration to overseas Amryt shareholders may be affected by the laws of the relevant jurisdictions. Overseas Amryt shareholders should inform themselves about, and should observe, any applicable legal requirements. It is the responsibility of all overseas Amryt shareholders to satisfy themselves as to their full compliance with the laws of the relevant jurisdiction, including obtaining any governmental, exchange control or other consents which may be required and their compliance with any other necessary formalities which are required to be observed and the payment of any transfer or other taxes due in such jurisdiction. If you are in any doubt regarding such matters, you should consult an independent professional adviser in the relevant jurisdiction without delay.
Overseas Amryt shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Transaction in their particular circumstances.
Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the Republic of Ireland, Portugal, the United Kingdom or the United States, Chiesi, any member of the Chiesi Group, or the Rights Agent is advised that the delivery of the CVRs would or might infringe upon the laws of such jurisdiction or would require Chiesi, any member of the Chiesi Group, the Rights Agent or Amryt to observe any governmental or other consent or any registration, filing or other formality with which Chiesi, any member of the Chiesi Group, the Rights Agent or Amryt (as the case may be) would be unable to comply, or compliance with which by such person is regarded by such person or by Chiesi (in the case of Chiesi, acting reasonably) as unduly onerous, the Rights Agent may, in consultation with Chiesi determine that the CVRs shall not be delivered to such Scheme Shareholder and that such Scheme Shareholders shall instead be entitled to a payment pursuant to the Scheme of an amount per Scheme Share equal to the amount per Scheme Share paid pursuant to the CVR Agreement on the same date as payments to holders of CVRs are made.
11.	Action to be taken
The approval required for the Scheme Proposal at the Court Meeting is a simple majority in number of the Amryt ordinary shareholders present and voting (and entitled to vote) in person or by proxy, representing at least 75% in value of the Amryt Ordinary Shares in respect of which a vote has been cast.
The approval required for the Scheme Implementation Proposal at the General Meeting is approval by at least 75% of the votes cast by Amryt ordinary shareholders present and voting (and entitled to vote), in person or by proxy.
If the Scheme of Arrangement becomes effective it will be binding on all holders of Scheme Shares irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting.
Each copy of this scheme circular mailed to holders of Amryt Ordinary Shares is accompanied by two forms of proxy with instructions for voting. The blue form of proxy corresponds to the Court Meeting and the yellow form of proxy corresponds to the General Meeting. If you hold Amryt Ordinary Shares in your name as a shareholder of record, you should complete and return both proxy cards accompanying this scheme circular to ensure that your vote is counted at both of the Shareholder Meetings, or at any adjournment or postponement of the Shareholder Meetings, regardless of whether you plan to attend the Shareholder Meetings, so as to arrive as soon as possible but in any event at least 48 hours before the relevant meeting (excluding any part of such 48 hour period falling on a weekend or public holiday in the UK). You may also authorize a proxy to vote your shares online or electronically as set out in full on the proxy cards.
If the blue form of proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Chair of the Court Meeting at any time up to the Court Meeting. However, in the case of the General Meeting, if the yellow form of proxy is not lodged so as to be received by the time mentioned above, it will be invalid. The completion and return of either form of proxy will not preclude you from attending the Court Meeting or the General Meeting and voting in person if you so wish.
If you hold your Amryt Ordinary Shares in “street name” through a broker, bank, trust company or other nominee, you must direct your broker, bank, trust company or other nominee to vote in accordance with the instructions you have received from your broker, bank, trust company or other nominee.
The Amryt Board is not currently aware of any business to be acted upon at the Shareholder Meetings other than the matters described in this scheme circular. If, however, other matters are properly brought before the Shareholder Meetings, the persons appointed as proxies will have discretion to vote or act on those matters as in their judgment is in the best interest of Amryt and its shareholders, except that Amryt will comply with any limitations on the exercise of such discretion under applicable law and stock exchange listing rules.
If you hold Amryt Ordinary Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Court Meeting (or any adjournment thereof) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Amryt’s Registrar (ID: RA10) not later than 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time fixed for the Court Meeting or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Amryt’s Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. If the CREST proxy appointment or instruction is not received by this time, the blue form of proxy may be handed to the Chair of the Court Meeting any time prior to the commencement of the Court Meeting or any adjournment thereof.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
Amryt may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.
Currency Elections by holders of Amryt Ordinary Shares in certificated form
Each holder of Amryt Ordinary Shares in certificated form as at the Scheme Record Time will receive the aggregate Per Share Cash Consideration in U.S. dollars, except as may be validly elected otherwise pursuant to the Currency Conversion Facility. Holders of Amryt Ordinary Shares (other than the Depositary) may elect to have the aggregate Per Share Cash Consideration paid in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date under the Currency Conversion Facility, by completing and returning the red form of Election.
Currency Elections by holders of Amryt Ordinary Shares in uncertificated form (that is, in CREST)
Each holder of Amryt Ordinary Shares in uncertificated form (that is, in CREST) at the Scheme Record Time will receive the aggregate Per Share Cash Consideration in U.S. dollars, except as may be validly elected otherwise pursuant to the Currency Conversion Facility. Holders of Amryt Ordinary Shares (other than the Depositary) may elect to have the aggregate Per Share Cash Consideration which is payable to them under the Scheme paid in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more Business Days following the Scheme Record Time before the relevant payment date under the Currency Conversion Facility (by making the relevant TTE Instruction through CREST).
Each holder of Amryt Ordinary Shares in uncertificated form at the Scheme Record Time who does not make a valid Currency Election must ensure that an active U.S. dollar Cash Memorandum Account is in place in CREST by no later than the Scheme Record Time. In the absence of a U.S. dollar Cash Memorandum Account, the payment of the aggregate Per Share Cash Consideration will not settle, resulting in a delay and the settlement of the aggregate Per Share Cash Consideration outside of CREST by check.
Any fees arising as a result of a holder of Amryt Ordinary Shares (in certificated, or uncertificated form as at the Scheme Record Time) electing to use the Currency Conversion Facility, must be borne by the holder of Amryt Ordinary Shares who makes such an election.
The latest time for Link Group to receive your Form of Election will be 1:00 pm (London Time) on March 20, 2023 (or, in the case of an adjournment of the Court Meeting, 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjourned meeting). You should allow sufficient time for posting for your Form of Election to be received.
The latest time for receipt of a TTE Instruction through CREST (applicable only for holders of Amryt Ordinary Shares in uncertificated form and who wish to make an election under the Currency Conversion Facility) will be 1:00 pm on March 20, 2023 (or, in the case of an adjournment of the Court Meeting, 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjourned meeting).
Further details on how to submit your Form of Election or making your TTE Instruction are set forth in the section entitled “Notes for Making Currency Elections” in this scheme circular.

You are strongly urged to complete and return your forms of proxy as soon as possible, whether or not you intend to attend the Shareholder Meetings.
Amryt ADS holders should refer to section 9 of this Explanatory Statement for information relevant to such holders.
12.	Further information
The terms of the Scheme of Arrangement are set out in full in the section entitled “The Scheme of Arrangement” in this scheme circular. A summary of material tax consequences are set out in the sections entitled “Material U.S. Federal Income Tax Consequences of the Transaction”, “Material United Kingdom Tax Consequences of the Transaction” and “Material Irish Tax Consequences of the Transaction” in this scheme circular. Further information regarding Amryt and Chiesi are set out in the section entitled “The Parties to the Transaction” in this scheme circular.

THE GENERAL MEETING
Proposal 1—Scheme Implementation Proposal
For the reasons described above, Amryt is requesting that the Amryt shareholders adopt the following resolution at the General Meeting, which is a special resolution:
THAT, for the purpose of giving effect to the scheme of arrangement dated February 16, 2023 between the Company and the holders of Scheme Shares (as defined in such scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this Resolution) between the Company and Chiesi Farmaceutici S.p.A., an Italian società per azioni (the “Purchaser”) and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith (the “Scheme”):
(A)
the directors of the Company (or a duly authorized committee of the directors) be and are hereby authorized to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 180:
“180 Scheme of Arrangement
(i)
In this article, references to the “Scheme” are to the Scheme of Arrangement under Part 26 of the Act between the Company and the holders of Scheme Shares dated February 16, 2023 in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and Chiesi Farmaceutici S.p.A., an Italian società per azioni (the “Purchaser”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and the Purchaser each acting reasonably and in good faith and, save as defined in this article, expressions defined in the Scheme shall have the same meanings in this article.

(ii)
Notwithstanding any other provision of these articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues any shares (other than to any member of the Purchaser Group or a nominee of any such person (each such person, a “Purchaser Company”)) at or after the Voting Record Time but before the Scheme Record Time, including without limitation, any shares issued as a result of exercise or vesting of equity awards over shares or other securities in the Company or conversion of any convertible loan note instrument or indenture to which the Company is a party, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

(iii)
Subject to the Scheme becoming effective, and notwithstanding any other provision of these articles, if any shares in the Company are issued or transferred to any person other than a Purchaser Company (a “New Member”) after the Scheme Record Time including without limitation, any shares issued as a result of exercise or vesting of equity awards over shares or other securities in the Company or conversion of any convertible loan note instrument or indenture to which the Company is a party (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member), to transfer immediately all of its Post-Scheme Shares free of all encumbrances to the Purchaser (or to such other person as may be nominated by the Purchaser) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme Shares. In exchange for the transfer of the Post-Scheme Shares, the Purchaser (or such other person as has been nominated by the Purchaser) shall pay or procure the payment to the New Member of the same Per Share Cash Consideration and deliver or procure the delivery to the New Member of the same Per Share CVR Consideration that the New Member would have been entitled to receive pursuant to the Scheme had each Post-Scheme Share been a Scheme Share.

(iv)
If, after the Effective Time, the Company Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any stock dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a stock or scrip dividend shall be declared with a record date falling after the Effective Time, or any similar event shall have occurred, then the amount of any Per Share Cash Consideration and/ or Per Share CVR Consideration due to a New Member for each Post-Scheme Share pursuant to Article 180(iii) above shall be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate to provide the Purchaser and the New Members holding any Post-Scheme Share(s) with the same economic effect as contemplated by the Scheme prior to such event. References in this article to shares shall, following such adjustment, be construed accordingly.

(v)
To give effect to any transfer of Post-Scheme Shares required by this article, the Company may appoint any person as attorney and/ or agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser (or such other person as the Purchaser may nominate) and do all such other things and execute and deliver all such documents as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser (or such other person as the Purchaser may nominate) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

(vi)
The Company may give good receipt for the applicable Per Share Cash Consideration and Per Share CVR Consideration for the Post-Scheme Shares and may register the Purchaser (or such other person as the Purchaser may nominate) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

(vii)
The Purchaser shall settle (or procure the settlement) of the applicable Per Share Cash Consideration and Per Share CVR Consideration within 14 days of the transfer of the Post-Scheme Shares by the New Member to the Purchaser (or to such other person as the Purchaser may nominate).

(viii)
Notwithstanding any other provision of these articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to a Purchaser Company or a nominee of a Purchaser Company pursuant to the Scheme).

(ix)	If the Scheme shall not have become effective by the date referred to in paragraph 12.2 of the Scheme, this article shall be of no effect.””
Vote Required and Amryt Board Recommendation
Assuming a quorum is present, the Scheme Implementation Proposal will be passed if at least 75% of the votes cast at the General Meeting (in person or by proxy) are cast in favor of this proposal.
Completion of the Transaction is conditioned upon Amryt shareholder approval of the Scheme Implementation Proposal.
The Amryt Board unanimously recommends that you vote “FOR” the Scheme Implementation Proposal.

THE PARTIES TO THE TRANSACTION
Amryt Pharma Plc
Amryt, a public limited company incorporated in England and Wales, is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets. Amryt’s ADSs are listed on Nasdaq under the symbol “AMYT”.
Amryt’s principal executive offices are located at 45 Mespil Road, Dublin 4, Ireland and its telephone number is +353 1518 0200.
For more information about Amryt, please visit Amryt’s Internet website at https://amrytpharma.com/. Amryt’s Internet website address is provided as an inactive textual reference only. The information contained on Amryt’s Internet website is not incorporated into, and does not form a part of, this Scheme Circular or any other report or document on file with or furnished to the SEC. Additional information about Amryt is included in the documents incorporated by reference into this scheme circular. See the section entitled “Where You Can Find More Information” in this scheme circular.
Chiesi Farmaceutici, S.p.A
Chiesi, an Italian società per azioni, is an international, research-focused biopharmaceuticals and healthcare group that develops and markets innovative therapeutic solutions in respiratory health, rare diseases, and specialty care. Chiesi’s mission is to improve people’s quality of life and act responsibly towards both the community and the environment.
Chiesi’s registered offices are located in Parma, Italy. Chiesi is a privately owned company.
For more information about Chiesi, please visit Chiesi’s Internet website at www.chiesiusa.com. Chiesi’s Internet website address is provided as an inactive textual reference only. The information contained on Chiesi’s Internet website is not incorporated into, and does not form a part of, this scheme circular or any other report or document on file with or furnished to the SEC. See the section entitled “Where You Can Find More Information” in this scheme circular.

THE TRANSACTION
Overview
On January 8, 2023, Amryt entered into the Transaction Agreement with Chiesi. Under the terms of the Transaction Agreement, subject to the satisfaction or waiver of the conditions set forth therein, Chiesi will, subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to the completion of the Transaction, acquire the entire issued and to be issued share capital of Amryt pursuant to the Scheme of Arrangement, which is a court-sanctioned scheme of arrangement under the Companies Act.
Background of the Scheme
The following chronology summarizes the material meetings and events that led to the execution of the transaction agreement. The following chronology does not purport to catalogue every conversation among the Amryt Board, members of Amryt senior management or Amryt’s advisors and other parties.
The Amryt Board and Amryt senior management actively monitor and assess developments in the biopharmaceutical and health care industries and are generally aware of the business activities of, and transactions involving, other companies in the biopharmaceutical and health care industries, particularly those that have businesses that relate to rare and orphan diseases. Amryt senior management periodically interacts with executives from senior management of several other companies in the biopharmaceutical and health care industries, including as part of industry conferences, and occasionally has informal conversations regarding possible strategic transactions.
In addition, on an ongoing basis, the Amryt Board and Amryt senior management regularly evaluate options for achieving Amryt’s long-term strategic goals and enhancing shareholder value in light of the business, competitive, regulatory, financing and economic environment and developments in Amryt’s industry. These options have included periodic assessments of potential business combinations, collaborations or licensing transactions with other biopharmaceutical and health care companies and the sale of Amryt or certain of its assets and the consideration of whether such options would be expected to deliver superior risk-adjusted shareholder value than Amryt’s standalone strategic plan.
In particular, since 2019, Amryt (including through predecessor companies) engaged in a series of transactions to increase its scale and create shareholder value. In May 2019, Amryt entered into an agreement to acquire Aegerion Pharmaceuticals, Inc. (“Aegerion”) through a restructuring of Aegerion, which transaction was completed in September 2019. As a result of the acquisition of Aegerion, Amryt expanded its portfolio of rare disease assets, with the combined business having two approved commercial products, lomitapide (Lojuxta/Juxtapid) and metreleptin (Myalept/Myalepta). In the transaction, Amryt issued contingent value rights to its pre-closing shareholders, issued and raised additional equity and arranged for an expanded loan facility for the combined company. In July 2020, Amryt listed the Amryt ADSs for trading on Nasdaq. In May 2021, Amryt entered into an agreement to acquire Chiasma, Inc., giving it a third approved commercial product, octreotide (MYCAPSSA). During this period, Amryt also evaluated and entered into discussions for potential licensing arrangements with respect to other products, which were not completed.
Also during this period, Amryt (including through predecessor companies) continued to develop products in its clinical pipeline. In particular, it continued to develop its lead product candidate, Oleogel-S10, for the treatment of partial thickness wounds of severe Epidermolysis Bullosa (“EB”), to be marketed under the brand name Filsuvez, and AP103, for the treatment of patients with Dystrophic Epidermolysis Bullosa.
From time to time, including during this period, Amryt senior management and representatives of Moelis, who had served as financial advisor to Amryt on prior transactions, periodically received informal approaches and outreach from other strategic companies in the industry and private equity firms expressing interest in potential transactions involving Amryt. Amryt ultimately did not make available non-public due diligence information or engage in significant discussions with respect to any of these approaches because it did not believe that any of them was likely to lead to a transaction more attractive than Amryt’s standalone business plan, but Amryt and Moelis took note of the counterparties that may be interested in a strategic transaction with Amryt and the Amryt Board was generally kept apprised of key communications in this regard from time to time.
As a result of the foregoing, Amryt’s periodic review of potentially available strategic opportunities and discussions with other participants in the biopharmaceutical and health care industries, Amryt believes it is generally aware of the opportunities for strategic transactions and acquisitions involving companies in the biopharmaceutical and health care industries generally and Amryt in particular.

Amryt and Chiesi have from time to time discussed or been involved in discussions related to Chiesi acquiring some or all of Amryt. For example, on or about January 11, 2022, Dr. Joseph A. Wiley, Chief Executive Officer of Amryt, spoke informally with Giacomo Chiesi, Head of Global Rare Diseases at Chiesi, at the 40th Annual J.P. Morgan Healthcare Conference. During this conversation, Mr. Chiesi indicated to Dr. Wiley that Chiesi has been following Amryt and would be interested in being considered as a potential acquiror of Amryt should the Amryt Board decide to consider proposed acquisitions. Dr. Wiley informed Mr. Chiesi that Amryt was not considering such a transaction, but Mr. Chiesi could contact Moelis to express their interest. The closing price of the Amryt ADSs on Nasdaq on the day prior to this conversation was $10.05 per Amryt ADS.
Following the January 11 conversation, Mr. Chiesi contacted a representative of Moelis. Following that outreach, on April 1, 2022, members of Chiesi senior management and representatives of Moelis had a call to discuss Chiesi’s interest in acquiring Amryt. The representatives of Moelis indicated that the Amryt Board was not considering a sale.
On or about April 26, 2022, the Chief Executive Officer of a global biopharmaceutical company publicly traded in a non-U.S. jurisdiction (which we refer to herein as “Party A”) contacted Dr. Wiley and indicated that Party A was interested in potentially acquiring Amryt. Dr. Wiley indicated that Amryt was not for sale and, while the Amryt Board would consider any proposal consistent with its fiduciary duties, he did not expect that the Amryt Board would be at all interested in pursuing a transaction at a value based on a traditional premium over the recent Amryt ADS market price, particularly given the recent dislocation in Amryt’s trading price and the trading prices of life sciences companies more generally in the spring 2022. The Chief Executive Officer of Party A indicated that Party A may deliver a more formal indication of interest in due course. Dr. Wiley discussed this conversation with the Amryt Board at a meeting of the Amryt Board on May 3, 2022.
On May 5, 2022, the Chief Executive Officer of Party A sent a letter to Raymond T. Stafford, Non-Executive Chairman of the Amryt Board, and Dr. Wiley in which Party A made a non-binding indication of interest to acquire Amryt for $12.00 in cash per Amryt ADS (the “Party A Initial Proposal”), representing a 43% premium to the prior day closing price of $8.40 per Amryt ADS. The Party A Initial Proposal was based on public information available to Party A and was subject to numerous conditions, including completion of due diligence and receiving irrevocable commitments from certain of Amryt’s shareholders. The Party A Initial Proposal was promptly provided to the Amryt Board, which was thereafter kept regularly apprised of developments.
Following receipt of the Party A Initial Proposal, Dr. Wiley confirmed receipt of the letter to the Chief Executive Officer of Party A. On May 11, 2022, a representative of Moelis discussed the letter with a senior executive of Party A, and on May 13, 2022, Dr. Wiley held a follow-up call with the Chief Executive Officer of Party A regarding the terms of the proposal.
On May 20, 2022, the Amryt Board held a meeting via videoconference, with attendance from Rory P. Nealon, Chief Financial Officer and Chief Operating Officer of Amryt, and representatives of Moelis and Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), Amryt’s outside counsel for securities matters. At the meeting, the Amryt Board discussed the Party A Initial Proposal and correspondence Dr. Wiley had held with the Chief Executive Officer of Party A in connection therewith, and representatives of Moelis presented preliminary financial information about Amryt and the Party A Initial Proposal. The Amryt Board also discussed Amryt’s standalone prospects and recent trading prices, which had not fully recovered from a significant decline in February 2022. Following discussion, the Amryt Board determined that the Party A Initial Proposal was not likely to promote the success of Amryt for the benefit of its shareholders as a whole and as a result that the Amryt Board was not interested in pursuing the proposal or any related discussions.
On May 23, 2022, Dr. Wiley informed the Chief Executive Officer of Party A by email that the Amryt Board had rejected the Party A Initial Proposal because it fundamentally undervalued Amryt.
On June 1, 2022, the Chief Executive Officer of Party A called Dr. Wiley and indicated that Party A was prepared to increase its proposal if it could first be provided confidential information regarding Amryt. Dr. Wiley indicated that Amryt was not prepared to provide confidential information on the basis of the Party A Initial Proposal and so Party A should provide an updated proposal if it wanted the Amryt Board to consider providing confidential information.
On June 27, 2022, the Chief Executive Officer of Party A sent a letter to Dr. Wiley and the Amryt Board in which Party A made a non-binding proposal to acquire Amryt for up to $16.00 in cash per Amryt ADS, consisting of an upfront payment of $13.00 in cash per Amryt ADS, plus a contingent value right per Amryt ADS that would entitle the holder to payments of up to $3.00 per contingent value right based on the achievement of net sales milestones for Amryt’s marketed products, plus such holder’s pro rata interest in a newly-created public company to be spun-out to Amryt shareholders that would hold Amryt’s Filsuvez assets and preclinical pipeline assets (“Filsuvez NewCo”), which would be initially funded by Party A and have certain royalty obligations to Party A based on future performance (the “Party A Second Proposal”). The Party A Second Proposal represented an 81% (122% based on the Party A-attributed value to the contingent value rights) premium to the prior day closing price of $7.20 per Amryt ADS. The Party A Second Proposal was based on public information available to Party A and was subject to numerous conditions, including completion of due diligence and receiving irrevocable commitments from certain of Amryt’s shareholders.
On June 28, 2022, Dr. Wiley confirmed receipt of the letter to the Chief Executive Officer of Party A and indicated that the Amryt Board and Amryt’s advisors would need time to analyze the Party A Second Proposal.
On July 12, 2022, Dr. Wiley and Mr. Stafford had a dinner with the Chief Executive Officer and the Chairman of the Board of Party A to get to know each other better. During the dinner, the representatives of Amryt indicated that the Amryt Board had not yet met to evaluate the Party A Second Proposal, but that the proposal was expected to be considered at the Amryt Board’s next scheduled meeting in early August. Dr. Wiley also indicated his belief that the Amryt Board would reject the Party A Second Proposal on the basis that it undervalued Amryt. Based on discussion during the dinner regarding a potential equity component to a transaction, Dr. Wiley further stated his view that the Amryt Board was not opposed to accepting equity consideration in a potential transaction that otherwise fairly valued Amryt so long as it did not introduce incremental closing certainty risk and the equity was freely tradable by Amryt shareholders. Dr. Wiley and Mr. Stafford also noted that they believed that the proposed spin-off of Filsuvez NewCo would introduce significant execution risk and logistical issues.
On August 3, 2022, the Amryt Board held a meeting in New York, with attendance from Mr. Nealon and representatives of Moelis and Gibson Dunn. At the meeting, the Amryt Board discussed the Party A Second Proposal, and representatives of Moelis presented preliminary financial analysis of Amryt and the Party A Second Proposal. The Amryt Board discussed the potential difficulties in forming and separating Filsuvez NewCo as contemplated by the Party A Second Proposal, the execution risk this would introduce and whether it was feasible for Filsuvez NewCo to operate as a standalone public company. The representatives of Moelis also presented information about other transactions that may be available to Amryt, including other potential parties that may be interested in acquiring or combining with Amryt (including the parties that had previously expressed interest in a proposed transaction to Amryt senior management or Moelis). Following discussion, the Amryt Board determined that the Party A Second Proposal was not likely to promote the success of Amryt for the benefit of its shareholders as a whole and, as a result, that the Amryt Board should reject it. The Amryt Board discussed the possibility that Party A or another counterparty would be able to make a proposal that would deliver superior risk adjusted value than Amryt’s standalone strategic plan and the merits and risks of soliciting further proposals, including the risk of a leak. Following discussion, the Amryt Board authorized the Amryt senior executives to share selected additional information about Amryt (including a management presentation and selected financial information) with Party A in order to assist Party A in improving its proposal, subject to Party A entering into a customary confidentiality agreement. The Amryt Board also authorized Moelis to contact a limited number of potential strategic transaction counterparties to gauge their interest in potentially acquiring Amryt, including Chiesi and another international pharmaceutical company with a rare disease platform (which we refer to herein as “Party B”). The potential counterparties were selected due to the assessment of the Amryt Board and management, based on input from Moelis (which included factors such as historical inbound interest), that they represented the parties with the highest likelihood of being willing and able to make a compelling proposal to acquire Amryt. The Amryt Board and management made this assessment based on the potential counterparties’ history of expressing interest in Amryt, the perceived strategic fit between each of them and Amryt and their perceived ability to transact at the current time at a significant premium. At the meeting, Amryt management presented a preliminary draft of its 10-year standalone management forecasts for Amryt to the Amryt Board solely for illustrative purposes, and discussion ensued regarding the key assumptions and sensitivities underlying such forecasts and the directors’ views thereof. Following this discussion, the Amryt Board approved the use of an updated version of the forecasts for distribution to interested counterparties that had entered into confidentiality agreements with Amryt. The Amryt Board also instructed Amryt senior management aware of the potential transaction not to have any discussions with potential counterparties regarding continued employment following the consummation of any possible transaction or the terms of any such continued employment without Board approval and instructed the Amryt Board members and Amryt senior management to identify to the Amryt Board on a prompt basis any relationships or actual or potential conflicts of interest with any of the parties with whom Amryt was having discussions for consideration by the Amryt Board. Separately at the meeting of the Amryt Board, the Amryt Board reviewed the proposed economic terms of Amryt’s proposed engagement under which Amryt would formally retain Moelis as its exclusive financial advisor for the proposed transaction. The Amryt Board noted that it was prepared to proceed with formalizing Moelis’ engagement on these terms, subject to final revision by Amryt senior management.
On August 5, 2022, Dr. Wiley informed the Chief Executive Officer of Party A by email that the Amryt Board had determined that the Party A Second Proposal undervalued Amryt and accordingly was a not a basis to transact, but that Amryt would share selected additional information about Amryt with Party A if that would assist Party A in improving its proposal and if such information was shared pursuant to a customary confidentiality agreement.
During the remainder of August, Amryt prepared a management presentation and financial presentation regarding Amryt to provide to Party A to assist Party A improve the terms of its proposal and assist any other interested potential counterparties in making informed proposals.
On August 10, 2022, on behalf of Amryt, a representative of Moelis provided a form confidentiality agreement prepared by Cooley LLP (“Cooley”), counsel to Amryt for the transaction, to a Party A senior executive. The form confidentiality agreement (which was also provided to other parties as noted below) included a 24-month standstill restriction that would always permit Party A to make confidential proposals to the Amryt Board but did not otherwise contain fallaway provisions. From this time through the execution and delivery of the confidentiality agreement, representatives of Cooley and Party A’s legal counsel negotiated the terms of the confidentiality agreement.
On August 25, 2022, Amryt and Party A entered into a confidentiality agreement. The agreement included a 12-month standstill which did not provide for fallaway provisions.
The confidentiality agreement entered into between Amryt and Party A and each of the other confidentiality agreements entered into by Amryt discussed below contained standstill restrictions of varying durations (but never less than 12 months) but always permitted the counterparty to make confidential proposals to the Amryt Board.
Beginning in late August and continuing until mid-September, in accordance with the Amryt Board’s direction from the August 3 meeting, representatives of Moelis contacted six potential strategic counterparties to gauge their interest in a potential strategic transaction with Amryt, including Chiesi and Party B. Each of the potential counterparties that was contacted was invited to express an interest in acquiring Amryt and was offered to attend a management presentation and receive preliminary information about Amryt pursuant to a confidentiality agreement. In accordance with the Amryt Board’s direction from the August 3 meeting, each of the proposed counterparties was informed that at least one other party had expressed interest in a transaction that had already been rejected and Amryt would not be interested in considering proposals that had traditional premiums to market price, and as a result, proposals would likely need to value Amryt at a fully diluted equity value of least $1 billion. The four potential counterparties other than Chiesi and Party B did not engage in meaningful discussions with Amryt or otherwise pursue a potential transaction with Amryt.
On August 26, 2022 and September 8, 2022, Amryt senior management made a management presentation and financial presentation, respectively, to Party A senior management and certain of Party A’s advisors. Following these meetings, representatives of Moelis and Party A discussed next steps on Party A conducting further due diligence of Amryt. Answers to initial due diligence requests were provided, however, representatives of Moelis informed Party A that further information requests would be declined until a revised proposal was received from Party A and reviewed by the Amryt Board.
On August 30, 2022, representatives of Moelis contacted a Party B senior executive in accordance with the Amryt Board’s direction from the August 3 meeting. On September 7, 2022, the Party B senior executive indicated that Party B was interested in acquiring Amryt, and Moelis provided the executive a form confidentiality agreement on the same day. On September 8, 2022, Party B provided proposed revisions to the form confidentiality agreement, accepting a 24-month standstill. On September 12, 2022, Amryt and Party B entered into a confidentiality agreement.
On September 16, 2022, a representative of Moelis contacted Mr. Chiesi in accordance with the Amryt Board’s direction from the August 3 meeting. Mr. Chiesi indicated that Chiesi was interested in further assessing Amryt for a potential transaction, and Moelis provided him a form confidentiality agreement on the same day. On September 20, 2022, Chiesi provided proposed revisions to the form confidentiality agreement, including a 12-month standstill. On September 23, 2022, Amryt and Chiesi entered into a confidentiality agreement with an 18-month standstill.

On September 19 and 23, 2022, Amryt senior management made a management presentation and financial presentation, respectively, to Party B senior management. Thereafter Party B submitted high priority due diligence requests to representatives of Moelis.
On September 24, 2022, representatives of Moelis provided materials for a management presentation and financial presentation with Chiesi, which Amryt senior management presented in early October. During this time period Chiesi also submitted high priority due diligence requests to representatives of Moelis.
On October 9, 2022, Party A informed Moelis that Party A intended to submit a revised non-binding proposal to acquire Amryt during the following week or shortly thereafter.
On October 10, 2022, Party B informed Moelis that Party B had hired financial advisors for the proposed transaction and intended to submit a non-binding proposal to acquire Amryt during the following week or shortly thereafter.
Also in early to mid-October, representatives of Moelis engaged in initial conversations about a proposed transaction with another potentially interested counterparty (“Party G”) who had initially contacted Amryt on an unsolicited basis. Ultimately this party did not provide a proposal.
On October 18, 2022, representatives of Chiesi informed Moelis that Chiesi had hired Centerview Partners LLC (“Centerview”) as its financial advisor for the proposed transaction and intended to submit a non-binding proposal to acquire Amryt during the following week.
On October 22, 2022, Ugo Di Francesco, Chief Executive Officer of Chiesi, and Marco Vecchia, Group General Counsel of Chiesi, sent a letter with a non-binding proposal for Chiesi to acquire Amryt for up to $13.00 in cash per Amryt ADS, consisting of an upfront payment of $12.00 in cash per Amryt ADS, plus a contingent value right per Amryt ADS that would entitle the holder to payments of $1.00 per contingent value right upon the approval by the FDA of Filsuvez for the treatment of EB by June 30, 2024 (the “Chiesi Initial Proposal”), representing a 74% (88% including the Chiesi-attributed value of the contingent value rights) premium to the prior closing price of $6.90 per Amryt ADS. The Chiesi Initial Proposal was subject to numerous conditions, including completion of due diligence on an expedited basis and negotiating a definitive agreement for the proposed transaction.
On October 24, 2022, the Chief Executive Officer of Party A sent a letter to Dr. Wiley and the Amryt Board in which Party A made a revised non-binding proposal to acquire Amryt for a stated value of up to $16.00 per Amryt ADS, consisting of an upfront payment of $9.00 in cash per Amryt ADS, plus $4.00 in shares of Party A per Amryt ADS (with amount determined based on the volume weighted average price of shares of Party A), plus a contingent value right per Amryt ADS that would entitle the holder to payments of up to $3.00 per contingent value right based on the achievement of various FDA approval and net sales milestones (the “Party A Third Proposal”), representing an 88% (132% including the Party A-attributed value of the contingent value rights) premium to the prior closing price of $6.90 per Amryt ADS. The Party A Third Proposal was subject to numerous conditions, including completion of due diligence and receiving irrevocable commitments from certain of Amryt’s shareholders.
On October 27, 2022, representatives of Moelis confirmed with Party A’s financial advisor that Amryt was reviewing the Party A Third Proposal. On the same day, representatives of Moelis confirmed with representatives of Centerview that Amryt was reviewing the Chiesi Initial Proposal but noted that Amryt had already rejected proposals that were higher than the Chiesi Initial Proposal. The representatives of Centerview indicated in response that Chiesi would be prepared to improve the terms of its proposal if it were granted access to additional due diligence information promptly and the information would support the improvement.
On November 1 and 2, 2022, the Amryt Board held a meeting in London, with attendance from Mr. Nealon and representatives of Moelis, Cooley and Gibson Dunn. At the meeting on November 1, the Amryt Board discussed the 10-year standalone management forecasts for Amryt and the key assumptions and sensitivities that had been considered in connection with the preparation thereof, including the updates following the August 3 meeting. See the section entitled “—Certain Amryt Forecasts” for further information on such forecasts. Representatives of Moelis reviewed preliminary financial analyses of Amryt, the Party A Third Proposal and the Chiesi Initial Proposal. Representatives of Moelis also reviewed the status of the outreach to potential counterparties authorized at the August 3 meeting, including that no proposal had yet been received by Party B even though Party B had previously indicated that they intended to submit a proposal prior to the Amryt Board meeting. Dr. Wiley advised the Amryt Board that it was unclear if Party B still intended to submit a proposal. The Amryt Board discussed with management and Amryt’s advisors the proposals, including the risks and potential benefits of the continued operation of Amryt as a standalone company relative to the value of the proposals, the willingness and ability of Chiesi and Party A to improve the terms of its proposal and whether other parties, including Party B, would likely be willing and able to offer better terms. Following discussion, the Amryt Board determined that neither the Chiesi Initial Proposal nor the Party A Third Proposal, on its current terms, was likely to promote the success of Amryt for the benefit of its shareholders as a whole and, as a result, that the Amryt Board was not interested in pursuing them absent further improvement. Based on the status of these discussions, the Amryt Board determined that no transaction would likely to be completed based on the current proposals and the Amryt Board’s assessment of Amryt’s standalone prospects. The Amryt Board determined that it would not respond to Party A pending any proposal received from Party B (as the Amryt Board had already rejected two proposals from Party A) and could discuss the response to Party A at its next meeting to be held on November 7, 2022, but directed Moelis to reject the Chiesi Initial Proposal on the basis that it fundamentally undervalued Amryt.
Later on November 1, in accordance with the Amryt Board’s direction, representatives of Moelis contacted Centerview and informed Centerview that the Amryt Board had rejected the Chiesi Initial Proposal because it fundamentally undervalued Amryt but that Amryt was scheduled to have a follow-on Board meeting on November 7 and that Chiesi should consider submitting an improved proposal for consideration at that Board meeting.
In early November, Party B and its advisors continued to engage with Moelis and Amryt and show interest in making a proposal to acquire Amryt. On November 3, 2022, representatives of Party B contacted Moelis and informed Moelis that Party B’s internal deliberations about the proposed transaction had gone well and that Party B intended to submit a proposal within the next few days. On the following day, representatives of Party B contacted Moelis and informed Moelis that Party B’s board of directors would be reviewing the proposed transaction before Party B submitted a proposal. On November 7, 2022, representatives of Party B contacted Moelis and informed Moelis that, following Party B’s internal deliberations about the proposed transaction, Party B had determined to pause their pursuit of the proposed acquisition of Amryt but could consider making a proposal at a later time.
On November 5, 2022, Mr. Di Francesco and Mr. Vecchia sent a letter to Amryt with a non-binding proposal for Chiesi to acquire Amryt for up to $16.00 in cash and shares per Amryt ADS, consisting of an upfront payment of $13.50 in cash per Amryt ADS, plus a contingent value right per Amryt ADS that would entitle the holder to payments of up to $2.50 per contingent value right based on the achievement of various FDA approval milestones relating to Filsuvez by June 30, 2024 (the “Chiesi Second Proposal”), representing a 96% (132% based on the Chiesi-attributed value of the contingent value rights) premium to the last closing price of $6.90 per Amryt ADS. The Chiesi Second Proposal was subject to numerous conditions, including completion of due diligence and negotiating a definitive agreement for the proposed transaction. In the Chiesi Second Proposal, Chiesi indicated that they wanted to move forward to sign a definitive agreement regarding the transaction by December 5.
On November 7, 2022, the Amryt Board held a meeting by videoconference, with attendance from Mr. Nealon and representatives of Moelis and Gibson Dunn. At the meeting, representatives of Moelis provided a summary on the communications to date with Chiesi (including providing a summary of the Chiesi Second Proposal), Party A (including the fact that no updated proposal had been provided yet) and Party B (including noting its recent message that it was pausing its pursuit of the proposed acquisition). The representatives of Moelis also presented information about other transactions that may be available to Amryt, including other potential parties that may be interested in acquiring or combining with Amryt. Representatives of Moelis discussed that it was unlikely that a financial sponsor would be able to offer a price per Amryt ADS higher than the terms of Chiesi Second Proposal. The Amryt Board considered the status of discussions with Chiesi, Party A and Party B, including the terms of the most recent proposals and whether other potential counterparties would likely be willing and able to offer better terms. Following discussion, the Amryt Board determined that the Chiesi Second Proposal and the Party A Third Proposal still undervalued Amryt relative to its standalone prospects and therefore did not represent a basis to transact. However, the Amryt Board agreed that if Chiesi and Party A would increase the upfront consideration in their respective proposals to at least $14.00 per Amryt ADS, Amryt management was authorized to grant such party access to a virtual data room containing non-public information regarding Amryt, the ability to hold functional diligence calls and a draft transaction agreement in order to elicit such party’s best and final offer. The Amryt Board also authorized Moelis to contact selected additional potential counterparties to gauge their interest in potentially acquiring Amryt. The potential counterparties were selected based on their history of expressing interest in Amryt (if applicable), the perceived strategic fit between each of them and Amryt and their perceived ability to transact at the current time. Based on this information and process, the Amryt Board expected to have sufficient information by mid-December to determine whether there were likely to be any proposals that would be deemed by the Amryt Board to be promote the success of Amryt for the benefit of its shareholders as a whole relative to Amryt’s standalone prospects.

Additionally, the Amryt Board also instructed Moelis to manage interactions with select financial sponsors, who had repeatedly expressed unsolicited inbound interest in Amryt, included a private equity firm focused on the healthcare industry (which we refer to herein as “Party D”) and two other private equity firms (which we refer to herein as “Party E” and “Party F”).
The Amryt Board also determined to create a transaction committee for convenience (and not to address any actual or perceived conflict), to consist of Mr. Stafford, Dr. Wiley and one additional director, to assist with the process for considering proposals (without the authority to approve any proposals) in case necessary or advisable to act on these matters for the Amryt Board, although the situation never arose requiring the committee to formally meet.
Later on November 7, representatives of Moelis separately contacted Centerview on behalf of Chiesi and a Party A senior executive and informed them that the Amryt Board had rejected each of their respective proposals but informed them of the basis on which the Amryt Board would be willing to grant the parties virtual data room access and a draft transaction agreement. During the call with Party A, the representative of Moelis also noted that at least one other party had expressed interest in a transaction that had already been rejected.
The representatives from Centerview later confirmed to representatives of Moelis that Chiesi could potentially increase the upfront cash component of the Chiesi Second Proposal to at least $14.00 per Amryt ADS, pending completion of its confirmatory due diligence. Representatives of Moelis thereafter informed them that Chiesi and its advisors would be provided additional information and began to coordinate further due diligence going forward.
Beginning on November 9, 2022 (following the call on November 7 between Chiesi and Moelis) and continuing through early December, in accordance with the Amryt Board’s direction from the November 7 meeting, representatives of Moelis engaged with 15 potential strategic counterparties, as well as four private equity firms that had previously expressed unsolicited interest in acquiring Amryt, including Party D, Party E and Party F. Each of the potential counterparties that was contacted was invited to express an interest in acquiring Amryt and was offered to attend a management presentation and receive preliminary information about Amryt pursuant to a confidentiality agreement. Each of the counterparties was given guidance on the process consistent with the guidance from the outreach in late August and early September, and informed that any interested counterparty would be expected to provide an indication of interest and move forward quickly, with a definitive agreement providing for a transaction to be able to be signed as early as late December. As described in more detail below, following this outreach, Party D, Party E and Party F expressed an interest in acquiring Amryt and entered into a confidentiality agreement, and all but Party F attended a management presentation. The other of these potential counterparties did not engage in discussions with Amryt or otherwise pursue a potential transaction with Amryt.
On November 10, 2022, the financial advisor of a private pharmaceutical company (which we refer to herein as “Party C”) reached out to Dr. Wiley on an unsolicited basis to discuss Party C’s interest in potentially acquiring Amryt. Dr. Wiley directed Party C’s financial advisor to Moelis for further information.
On November 14, 2022, the Chief Executive Officer of Party A sent a letter to Dr. Wiley and the Amryt Board in which Party A made a non-binding proposal to acquire Amryt for up to $17.00, consisting of an upfront payment of $9.00 in cash per Amryt ADS, plus $5.00 in shares of Party A per Amryt ADS (with amount determined on the volume weighted average price of shares of Party A), plus a contingent value right per Amryt ADS that would entitle the holder to payments of up to $3.00 per contingent value right based on the achievement of various FDA approval and net sales milestones by December 31, 2025 (the “Party A Fourth Proposal”), representing a 90% (131% based on the Party A-attributed value of the contingent value rights) premium to the latest closing price of $7.37 per Amryt ADS. The Party A Fourth Proposal was subject to numerous conditions, including completion of due diligence and receiving irrevocable commitments from certain of Amryt’s shareholders.
On November 15, 2022, Dr. Wiley met with executives from Party D, Party E and Party H at a healthcare convention, at which each party expressed potential interest in acquiring Amryt.
On November 17, 2022, following consultation with Amryt senior management, representatives of Moelis spoke with representatives of Party A and its financial advisor and informed them that Party A and its advisors would be provided virtual data room access on the basis of the Party A Fourth Proposal, and Moelis began to coordinate further due diligence going forward.
Beginning on November 17, 2022 and continuing through the signing of the transaction agreement, Amryt made additional confidential information about Amryt and its businesses available to Chiesi and its advisors through a virtual data room to permit it to conduct its due diligence reviews. Amryt also responded to due diligence inquiries from Chiesi and its advisors and provided functional due diligence sessions with Amryt senior management, which began the following week. Beginning on November 18, 2022 and continuing through December 24 as described below, Amryt made additional confidential information about Amryt and its businesses available to Party A and its advisors through a virtual data room to permit it to conduct its due diligence reviews. Amryt also responded to due diligence inquiries from Party A and its advisors and provided functional due diligence sessions with Amryt senior management.
On November 18, 2022, Party C’s financial advisor contacted representatives of Moelis to discuss Party C’s interest in entering into a transaction with Amryt, which could involve a strategic combination of the two companies. The representatives of Moelis expressed Amryt’s willingness to consider any proposal from Party C and gave further information as noted above regarding the status, value expectations and timing.
On November 18, 2022, representatives of Cooley had separate videoconferences with Dechert LLP (“Dechert”), Chiesi’s legal counsel, and with Party A’s legal counsel to discuss the proposed transaction, Amryt’s timing expectations for providing a draft transaction agreement and the terms expected to be included in the draft transaction agreement. From that time through the delivery of each party’s initial markup of the transaction agreement, representatives of Cooley held a number of discussions with each party’s legal counsel to discuss the transaction agreement. At the meeting with Party A’s legal counsel, the parties also discussed the impact of the proposed equity consideration on the potential transaction given that Party A’s shares were not listed in the United States and agreed to have further discussions on this topic.
On November 21, 2022, representatives of Amryt, Party A, Moelis, Cooley, Party A’s financial advisor and Party A’s legal counsel had a videoconference to discuss Party A’s positions with respect to the equity component of the consideration proposed by Party A, including that Party A did not intend to register its shares with the SEC or list its shares on a U.S. stock exchange in connection with the proposed transaction. Amryt and its advisors noted that it was important that the equity would be freely transferrable upon receipt by Amryt shareholders, and that the equity component of the consideration would not delay or impede the consummation of the proposed transaction. Party A and its advisors agreed to review these items further and report further conclusions. Representatives of Amryt and Party A continued to discuss these items on several subsequent calls.
On November 22, 2022, Party D was introduced to representatives of Moelis following Dr. Wiley’s meeting with executives from Party D at a healthcare convention on November 15, 2022. Subsequently, Moelis provided Party D with a form confidentiality agreement.
On November 25, 2022, Amryt senior management (including Mr. Nealon) met with Party A senior management in Dublin and by videoconference to discuss organizational matters, information regarding Amryt and its employees and how Amryt’s operations could be combined with Party A’s operations.
On November 28, 2022, Moelis sent a formal relationship disclosure statement to Amryt, which identified prior or current engagements or relationships between Moelis and certain potential counterparties. On January 7, 2023, Moelis sent an updated disclosure statement to the Amryt Board. The Amryt Board concluded that, based upon the information provided by Moelis in such disclosure statements, Moelis did not have any relationships that would be likely to impair its ability to provide independent advice to the Amryt Board.
On November 29, 2022, representatives of Moelis contacted each of Chiesi and Party A and/or their respective financial advisors to discuss next steps. In particular, the representatives of Moelis indicated that a form transaction agreement prepared by Cooley would be provided soon, each party would be expected to provide any comments to Cooley by mid-December. Thereafter, representatives of Moelis conducted periodic discussions with each of these parties regarding timelines and next steps and communicated a deadline for revised written proposals of mid-December.
On November 30, 2022, representatives of Cooley distributed to each of Dechert on behalf of Chiesi and Party A’s legal counsel on behalf of Party A a form transaction agreement providing the proposed transaction and requested feedback on the form transaction agreement by December 12, 2022. The form transaction agreement contemplated that the proposed transaction would be completed pursuant to a scheme of arrangement for cash plus contingent value rights, though the recipients were instructed to make appropriate changes for their proposed form of consideration. The form transaction agreement included customary terms and conditions for such an agreement, including (1) that the transaction would be fully financed and not subject to a financing contingency, (2) a customary non-solicitation provision with a “fiduciary out” provision that would allow the Amryt Board to change its recommendation in favor of the transaction following receipt of an unsolicited superior proposal or following the occurrence of an intervening event and/or terminate the agreement to accept an unsolicited superior proposal, in each case subject to certain notice and match rights and the payment by Amryt of a termination fee of 1% of Amryt’s net asset value of Amryt in certain circumstances, (3) the obligation of the acquiror to take all actions necessary to obtain required regulatory approvals and (4) limitations on the types of clinical or pre-clinical trial results, side effects or actions by governmental authorities, including failures to grant marketing approvals, that could be taken into account in determining whether a “material adverse effect” had occurred with respect to Amryt (the “specified MAE carve-outs”). The form transaction agreement also contemplated that certain to be determined large shareholders of Amryt would sign voting and support agreements that would terminate if the Amryt Board changed its recommendation in favor of the transaction.
On December 1, 2022, Party C’s financial advisor reached out to representatives of Moelis to confirm Party C’s interest in a transaction with Amryt and requested a meeting with Amryt’s senior management. On December 2, 2022, Amryt entered into a confidentiality agreement with Party D. On December 3, 2022, Amryt entered into a confidentiality agreement with Party F. On December 6, 2022, Amryt entered into a confidentiality agreement with Party C. Following the execution of the confidentiality agreement with the applicable party, Moelis provided initial non-public information to Party C and Party D for consideration by such party and began working to schedule management presentations.
On December 7, 2022, the Amryt Board held a meeting in London, with attendance from Mr. Nealon and representatives of Moelis, Cooley and Gibson Dunn. The representatives of Moelis reviewed the status of the discussions with the various counterparties that had indicated an interest in acquiring Amryt (including each of Chiesi, Party A, Party C and Party D), including reviewing the terms of the most recent proposals, the ongoing due diligence reviews and proposed next steps. The Amryt Board also discussed with its advisors the rationale provided by the parties that had been contacted that had not elected to proceed. In particular, several indicated that they were interested in Amryt but would likely not be able to make a proposal consistent with the guidance that had been provided or were unable to make a proposal due to specific circumstances at their respective company. Representatives of Cooley also reviewed the key terms of the form transaction agreement that had been prepared and distributed to Chiesi and Party A and identified the terms that each party would likely seek to negotiate further.
On December 8, 2022, representatives of Cooley and Dechert had a videoconference to discuss questions regarding the form transaction agreement. The representatives of Dechert indicated that Chiesi intended to accept the construct of the form transaction agreement in general and would provide comments on the agreement the following week.
Also on December 8, Party A’s legal counsel provided to Cooley Party A’s proposed markup to the form transaction agreement. The markup to the transaction agreement contemplated that Party A would pay the transaction consideration in the form of cash, equity of Party A and contingent value rights, consistent with the Party A Fourth Proposal. The transaction agreement markup, among other things, (1) added new closing conditions to facilitate the equity issuance, (2) did not include representations, warranties, covenants or closing conditions relating to Party A customary for acquisition agreements providing for significant equity consideration which would afford Amryt protection against events that could impact the value of the equity received, (3) did not provide for a method for the equity to be freely tradeable by the Amryt shareholders that would be available to all Amryt shareholders, (4) required the payment by Amryt of a termination fee of 3% of the implied transaction value in certain circumstances (including beyond those initially contemplated by the form transaction agreement), (5) limited the actions Party A would be required to take to obtain required regulatory approvals and (6) expanded the events and circumstances that may be taken into account in determining whether a “material adverse effect” had occurred that would permit Party A to not close the transaction, including by removing the specified MAE carve-outs. The markup to the transaction agreement and a draft voting agreement provided by Party A separately also contemplated that a number of large shareholders of Amryt would sign irrevocable voting support agreements that would remain in place even if the Amryt Board changed its recommendation in favor of the transaction and would obligate the signatories to retain the Party A equity they received in the transaction for a meaningful lock-up period following closing of the transaction.
Also on December 8, Dr. Wiley and Mr. Nealon met with Party D senior management in London and then later attended a dinner to discuss the transaction opportunity. Following the dinner meeting, Party D contacted representatives of Moelis to confirm Party D’s interest in pursuing a transaction. The representatives of Moelis indicated that Amryt had already received proposals, was allowing selected parties to conduct diligence and that

Party D would have to move quickly because the Amryt Board may be evaluating proposals by the week of December 19th. Party D indicated interest in potentially submitting an offer by such date and that they would confirm later in the week if they would move forward. Moelis also shared a management presentation with Party D representatives following the call.
Party D said it would work to assess the information and would advise Moelis if it intended to provide a proposal as soon as possible and would provide updates if it was unable to do so.
Also on December 8, Amryt senior management (including Dr. Wiley and Mr. Nealon) met with Party E in London to discuss the transaction opportunity. In advance of the meeting, Amryt and Party E entered into a confidentiality agreement. Party E later indicated that it was interested in Amryt but would pause its evaluation effort on Amryt based on the existing competitive and timing dynamics, but would be willing to re-engage in January 2023 if Amryt did not enter into a strategic transaction in the interim.
On December 9, 2022, Dr. Wiley and Mr. Nealon met with Party C senior management in London to discuss the transaction opportunity.
Also on December 9, Amryt senior management (including Dr. Wiley and Mr. Nealon) met with a private equity firm (which we refer to as “Party H”) in London to discuss Amryt on a preliminary basis. Party H had previously indicated preliminary interest in a proposed transaction with Amryt and had reached out on November 25, 2022 to a member of Amryt’s management team to schedule this meeting.
On December 10, 2022, Dr. Wiley and Mr. Nealon had a call with Chiesi’s senior management (including Mr. Chiesi) to discuss organizational matters, information regarding Amryt and its employees and the transaction opportunity.
On December 11, 2022, representatives of Moelis contacted representatives of Centerview to discuss the status of Chiesi’s review of the proposed transaction and expected next steps. The representatives of Moelis confirmed the valuation and timing expectations that had previously been provided and indicated that Amryt would likely want to present updated proposals from interested counterparties to the Amryt Board by mid to late-December.
On December 12, 2022, representatives of Dechert provided to representatives of Cooley Chiesi’s proposed markup to the form transaction agreement. The markup to the transaction agreement, among other things, (1) limited the extent to which certain option holders would receive the full implied value of their options in the proposed transaction, (2) provided that the termination fee would be an unspecified amount greater than 1% of Amryt’s net asset value, (3) provided for additional termination fee triggers beyond those initially contemplated by the form transaction agreement, (4) generally accepted Amryt’s proposal regarding the actions Chiesi would be required to take to obtain regulatory approvals for the transaction, subject to such actions not having a material adverse effect on Chiesi or Amryt, (5) generally accepted Amryt’s proposed “material adverse effect” definition other than removal of the specified MAE carveouts, and (6) added an obligation of Amryt to reimburse Chiesi for its actually incurred expenses in the event that the transaction agreement was terminated because Amryt shareholders did not approve the transaction or due to Amryt’s uncured material breach. The markup to the transaction agreement also contemplated that certain large shareholders of Amryt would sign irrevocable voting and support agreements that would remain in place even if the Amryt Board changed its recommendation in favor of the transaction.
Also on December 12, Party C’s financial advisor contacted representatives of Moelis and confirmed that Party C was still interested in entering into a transaction with Amryt and was in the process of further reviewing the transaction. The representatives of Moelis informed Party C that it would have to move quickly because the Amryt Board may be evaluating proposals as early as mid to late-December.
On December 13, 2022, Dr. Wiley had dinner with the Chief Executive Officer of Party A. During the dinner, the Chief Executive Officer of Party A identified items that they thought could impact the price per share Party A would be prepared to offer, and Dr. Wiley reminded him that other parties had expressed interest in acquiring Amryt and the Amryt Board was expecting the parties to increase the terms of their respective proposals. Following the discussion, the Chief Executive Officer of Party A reiterated Party A’s interest in the transaction.
On December 14, 2022, representatives of Moelis spoke with Party D. The representatives of Party D indicated that Party D had decided to move forward and was working to submit a proposal by the week of December 19. Thereafter, Party D provided additional supplementary questions and scheduled calls with Moelis to discuss Amryt’s financial model, which occurred during the following days.

On December 15, 2022, representatives of Cooley, Moelis, Gibson Dunn, Party A’s legal counsel and Party A’s financial advisor had a videoconference to discuss Amryt’s concerns regarding the use of equity as a component of the scheme consideration based on the existing formulation as proposed by Party A in their revisions to the form transaction agreement. In particular, representatives of Cooley informed Party A’s advisors that Party A would have to provide for a method for the equity to be freely tradeable by Amryt’s shareholders.
Later on December 15, representatives of Cooley had a videoconference with each of Dechert and Party A’s legal counsel to provide feedback on the proposed markup to the transaction agreement that had been received from each proposed counterparty, following consultation with Amryt senior management. The representatives of Cooley requested that Chiesi and Party A each provide a revised proposed markup to the form transaction agreement by December 20, 2022 reflecting as much of the feedback as such proposed counterparty was prepared to accept. In particular, the representatives of Cooley indicated to each proposed counterparty that, among other things (1) Amryt was not prepared to accept a termination fee greater than 1% of the implied transaction value, (2) Amryt would disfavor expansions to the events that would give rise to the payment of a termination fee or an expense reimbursement (highlighting the specific items in each proposed markup), (3) Amryt would disfavor expansion of events that might cause a “material adverse effect”, including any removal of the specified MAE carveouts, and (4) that the voting and support agreements to be signed by certain large shareholders of Amryt should not be irrevocable but should terminate if the Amryt Board changed its recommendation in favor of the transaction. In addition, the representatives of Cooley indicated to Party A’s legal counsel that the transaction agreement should not have additional conditionality as a result of the share consideration, should include customary representations, warranties, covenants and conditions to reflect the inclusion of the share consideration, should provide for a method for the equity to be freely tradeable as discussed on the call earlier that day and should provide for a higher commitment on the part of Party A to take actions necessary to obtain required regulatory approvals. They also noted that the large shareholders of Amryt should not be bound by post-closing lockups on the Party A equity received in the transaction.
Also on December 15, representatives of Moelis contacted representatives of Party C’s financial advisor to discuss the status of Party C’s review of the proposed transaction and expected next steps. The representatives of Moelis indicated that Amryt would likely want to present updated proposals from interested counterparties to the Amryt Board by December 22. On December 19, 2022, Party C’s financial advisor said Party C was working to provide a proposal by the requested deadline and requested a further management call to discuss business diligence matters.
On December 16, 2022, representatives of Moelis contacted representatives of Centerview to discuss the status of Chiesi’s review of the proposed transaction and expected next steps. The representatives of Moelis indicated that Amryt would likely want to present updated proposals from interested counterparties to the Amryt Board during the week before Christmas.
Also during mid-December, Mr. Nealon and Mr. Chiesi had several conversations to discuss the interim business operations of Amryt during the pendency of the transaction. During one of these conversations, Mr. Chiesi indicated to Mr. Nealon that it might be logistically difficult to finalize any transaction promptly following the final bid submission deadline if the proposals were not due until the week of December 19 and that Chiesi may therefore condition its final proposal on receiving some form of exclusivity protection.
On December 19, 2022, Amryt senior management made a management presentation to Party D.
On December 20, 2022, each of Dechert and Party A’s legal counsel provided to Cooley a revised proposed markup to the form transaction agreement on behalf of each of Chiesi and Party A, respectively, based on feedback provided to each party by Cooley on December 15. The markup to the transaction agreement provided on behalf of Chiesi addressed most of the items discussed with Dechert on December 15. However, the markup provided on behalf of Chiesi (1) limited the extent to which certain option holders would receive the full implied value of their options in the proposed transaction, (2) provided for a mutual expense reimbursement obligation payable by a party in the event the other party terminated the agreement for uncured material breach and (3) added new closing conditions regarding certain tax matters.
The markup to the transaction agreement provided on behalf of Party A addressed several of the items discussed with Party A’s counsel on December 15. However, the markup provided on behalf of Party A (1) continued to include additional events that could be deemed to be a “material adverse effect” relative to the form transaction agreement and Chiesi’s draft, (2) only had partial protections for Amryt for events related to Party A that could impact the value of the equity received, (3) did not provide a firm commitment that the equity consideration would be freely tradable upon closing, (4) expanded the events that would give rise to the payment of a termination fee as compared to the form transaction agreement and Chiesi’s draft, (5) generally provided for a weaker commitment for Party A to take actions to obtain required regulatory approvals relative to the form transaction agreement and Chiesi’s draft, (6) continued to require that the voting and support agreement to be signed by certain large shareholders of Amryt should be irrevocable and (7) did not address whether the large shareholders of Amryt would be bound by post-closing lockups on the Party A equity received in the transaction.
Also on December 20, Dr. Wiley and Mr. Nealon had a call with Party A senior management to discuss organizational matters, information regarding Amryt and its employees and the transaction opportunity.
On the morning of December 21, 2022, Dr. Wiley received a call from the Chief Executive Officer of Party A. He indicated that Party A remained very interested in acquiring Amryt, but Party A would need to finalize its review of Amryt and the pro forma impact of the consummation of the proposed transaction on Party A before it would be prepared to execute a definitive transaction agreement. A representative from Moelis had a similar call with a Party A senior executive later that day.
Later in the day on December 21, 2022, the Amryt Board held a meeting by videoconference, with attendance from Mr. Nealon and representatives of Moelis, Cooley and Gibson Dunn. The representatives of Moelis reviewed the status of the discussions with the various counterparties that had indicated an interest in acquiring Amryt (including each of Chiesi, Party A, Party C and Party D), including reviewing the terms of the most recent proposals, the ongoing due diligence reviews being conducted by the proposed counterparties, the reverse due diligence that Amryt senior management had conducted on Party A and proposed next steps. They indicated that each of these proposed counterparties had indicated that it expected to provide an updated proposal by the following day. Dr. Wiley updated the Amryt Board on his conversations with the Chief Executive Officer of Party A. Representatives of Cooley reviewed the status of negotiation of the draft transaction agreements with each of Chiesi and Party A, noting the initial comments made by such parties, the responses provided to Dechert and Party A’s legal counsel, the status of Cooley’s ongoing review of the revised draft transaction agreements received on December 20 and possible key terms that the Amryt Board may seek to negotiate further. They also discussed how the draft transaction agreements compared on the basis of various considerations of value, certainty to closing and deal protection terms. The representatives of Cooley also discussed remaining open issues relating to the equity component of the consideration proposed by Party A. The Amryt Board discussed proposed next steps for considering proposals that may be received the next day, and representatives from each of Moelis and Cooley noted that they would provide additional information on the terms of each potential counterparty’s proposals at the next Board meeting.
Later on December 21, representatives of Moelis contacted each of Centerview on behalf of Chiesi, and a senior executive at Party A and Party A’s financial advisor to discuss next steps. Centerview indicated that it expected Chiesi to provide an updated proposal on the following day and would expect to proceed to a prompt signing of the transaction agreement if its proposal was accepted. A Party A senior executive and Party A’s financial advisor indicated that Party A continued to make progress on the transaction and expected to provide an updated proposal on the following day but that it may need more time to finalize its review of Amryt and the pro forma impact of the consummation of the proposed transaction before being prepared to execute the transaction agreement.
Also on December 21, 2022, Amryt senior management made a presentation to Party C and its advisors regarding certain business diligence matters.
On December 22, 2022, four parties provided updated proposals or indications of interest to acquire Amryt, as follows:
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Chiesi submitted a written proposal to acquire Amryt for up to $16.70 in cash per Amryt ADS, consisting of an upfront payment of $14.20 in cash per Amryt ADS, plus a contingent value right per Amryt ADS that would entitle the holder to payments of up to $2.50 per contingent value right based on the achievement of various FDA approval milestones relating to Filsuvez by June 30, 2024 (the “Chiesi Third Proposal”), representing a 99% (134% using the Chiesi-attributed value of the contingent value rights) premium to the last closing price of $7.14 per Amryt ADS. In the Chiesi Third Proposal, Chiesi indicated that it would complete the transaction on the terms of the draft transaction agreement provided by Dechert to Cooley on December 20, it expected to announce the transaction within 14 days following acceptance of the proposal and it requested an exclusivity period during which the parties would finalize the terms of the transaction.

•
Party A submitted an oral proposal to Moelis to acquire Amryt for no less than $17.00 per Amryt ADS, consisting of an upfront payment of $9.00 in cash per Amryt ADS, plus $5.00 in shares of Party A per Amryt ADS (with amount determined on the volume weighted average price of shares of Party A), plus a contingent value right per Amryt ADS that would entitle the holder to payments of up to $3.00 per contingent value right based on the achievement of various FDA approval milestones relating to Filsuvez and net sales milestones by December 31, 2025 (the “Party A Fifth Proposal”). Party A would complete the transaction on the terms of the draft transaction agreement provided by Party A’s counsel to Cooley on December 20 with further adjustments. Party A also indicated the potential to modify the contingent value rights relating to Filsuvez and also provide that Amryt shareholder would receive its pro rata interest in a newly-formed Filsuvez NewCo. The Party A Fifth Proposal was subject to numerous conditions, including completion of due diligence and that Amryt continue to work with Party A on its assessment of the pro forma impact of the consummation of transaction on Party A. Party A indicated that it expected to be able to announce the transaction within a few weeks.

•
Party C submitted a written non-binding proposal to acquire Amryt for $11.50 in cash per Amryt ADS (the “Party C Initial Proposal”). The Party C Initial Proposal was subject to numerous conditions, including completion of due diligence, negotiating a definitive agreement for the proposed transaction and receipt of third-party debt financing for the transaction.

•
Party D submitted a written non-binding proposal to acquire Amryt for up to $10.49 in cash per Amryt ADS, consisting of an upfront payment of $9.25 in cash per Amryt ADS, plus contingent value rights per Amryt ADS that would entitle the holder to payments of up to $1.24 per contingent value right based on the achievement of various FDA approval milestones relating to Filsuvez and the sale of a Filsuvez related priority review voucher (the “Party D Initial Proposal”). The Party D Initial Proposal was subject to numerous conditions, including completion of due diligence, negotiating a definitive agreement for the proposed transaction and receipt of third-party debt financing for the transaction.

Following receipt of each of these proposals, representatives of Moelis engaged in conversations with each party about their proposals. Each party indicated their desire to advance the discussions promptly.
Also on December 22, representatives of Cooley contacted representatives of Dechert to discuss several questions regarding the most recent draft transaction agreement that had been provided on behalf of Chiesi, in particular the treatment of outstanding Amryt options in the transaction. Later that day, representatives of Cooley, Dechert, Moelis and Centerview met to discuss this issue further.
On December 23, 2022, a representative of Moelis discussed the Party A Fifth Proposal with a Party A senior executive. The senior executive again expressed Party A’s desire to proceed with negotiations of the proposed transaction and finalize the analysis of the pro forma impact of the consummation of the proposed transaction. The senior executive also reiterated Party A’s view of the potential structuring of the Filsuvez NewCo and that it represented an attractive alternative form of consideration.
Later on December 23, 2022, the Amryt Board held a meeting by teleconference, with attendance from Mr. Nealon and representatives of Moelis, Cooley and Gibson Dunn. The representatives of Moelis reviewed the status of the discussions with the various counterparties that had indicated an interest in acquiring Amryt, including reviewing the terms of the most recent proposals received on December 22 from each of Chiesi, Party A, Party C and Party D and the status of each proposed counterparty’s work to date on the transaction. The representatives of Moelis reviewed preliminary financial analyses of Amryt and the proposed transaction. The representatives of Cooley reviewed the status of negotiation of the draft transaction agreements with each of Chiesi and Party A, noting the terms of the draft transaction agreements received on December 20, the improvements in each draft agreement since the initial draft was received and possible terms that the Amryt Board may seek to negotiate further. They also discussed how the draft transaction agreements compared on the basis of various considerations of value, certainty to closing and deal protection terms, and the Amryt Board discussed its view that the terms proposed by Chiesi were more favorable to Amryt in the aggregate, carried less execution risk and would be easier to finalize on a timely basis than the terms proposed by Party A. The Amryt Board discussed the proposals that had been received and whether it was in the best interests of Amryt to pursue any of the proposals further or for Amryt to terminate discussions and continue to operate as a standalone company, taking into account the Amryt Board’s assessment of the risk adjusted value of such proposals relative to Amryt’s standalone prospects and the risks and upsides to Amryt’s strategic plan. The Amryt Board discussed proposed changes that could be made to each of the proposals and Chiesi’s request for exclusivity.

The Amryt Board discussed the risks and uncertainties regarding each proposal, whether Chiesi was willing and able to complete the transaction on the terms provided, whether the Amryt Board believed it likely that any party would be willing and able to offer terms more favorable to Amryt than Chiesi and whether Chiesi would be prepared to further negotiate the proposed transaction without exclusivity. Following discussion, the Amryt Board determined to direct Dr. Wiley and Amryt’s advisors to seek to revise the terms of the Chiesi Third Proposal to obtain an increase in $0.30 per Amryt ADS in cash in the upfront consideration to be paid at closing (so that the total consideration would be at least as high as all other proposals received) and additional changes to the terms of the contingent value rights and Chiesi’s draft transaction agreement. If Chiesi agreed to satisfactory changes, the Amryt Board further authorized Dr. Wiley to grant Chiesi’s request for an exclusivity period to finalize the terms of the transaction because the Amryt Board expected to be prepared to enter into a definitive transaction agreement on the basis of the Chiesi Third Proposal as so revised.
Later on December 23, Dr. Wiley contacted Mr. Chiesi and proposed revisions to the terms of the Chiesi Third Proposal in line with the Amryt Board’s authorization, including an increase by $0.30 per Amryt ADS in cash in the upfront consideration, revisions to the terms of Chiesi’s proposed contingent value rights to extend the time period for achievement of the milestones and revisions to the transaction agreement to be discussed between Dechert and Cooley. Dr. Wiley noted that, if Chiesi was prepared to accept these proposed revisions, Amryt would grant Chiesi the exclusivity period requested. A representative of Cooley contacted a representative of Dechert to discuss revisions to the transaction agreement, including that option holders would receive the full implied value of their options in the proposed transaction, the deletion of the new closing conditions regarding certain tax matters and Chiesi bearing a portion of the fees otherwise required to be paid by holders of Amryt ADS upon surrender under the deposit agreement. Representatives of Moelis and Centerview discussed these changes that evening as well. Later that evening, each of Centerview and Dechert confirmed to Moelis and Cooley, respectively, that Chiesi would update its proposal to acquire Amryt in a transaction in which each holder of Amryt ADSs would receive up to $17.00 in cash per Amryt ADS, consisting of an upfront payment of $14.50 in cash plus a contingent value right that would entitle the holder to payments of up to $2.50 per contingent value right based on the achievement of various FDA approval milestones relating to Filsuvez by December 31, 2024 (subject to an additional one month extension in certain circumstances) (the “Chiesi Fourth Proposal”), representing a 103% (138% using the Chiesi-attributed value of the contingent value rights) premium to the last closing price of $7.15 per Amryt ADS. Dechert also indicated to Cooley that Chiesi would agree to Amryt’s proposed revisions to the transaction agreement. During these conversations, Chiesi and its advisors indicated that the Chiesi Fourth Proposal was Chiesi’s best and final offer and that it was not prepared to improve the terms further.
Later on December 23, following oral confirmation of the Chiesi’s delivery of the Chiesi Fourth Proposal, representatives of Cooley sent Dechert a form exclusivity agreement providing for an exclusive negotiation period until the close of business of January 8, 2023 unless Chiesi were to reduce the proposed price or negatively impact the proposed terms of the proposed transaction. The parties agreed to target signing the transaction agreement by that date, the day prior to the 41st Annual J.P. Morgan Healthcare Conference.
On December 24, 2022, Amryt and Chiesi executed the exclusivity agreement.
During the week of December 26, 2022, representatives of each of Amryt and Chiesi and their respective advisors engaged in discussions regarding finalizing the definitive documentation providing for the transaction and completing any remaining due diligence. During this week, representatives of Cooley sent to Dechert draft disclosure schedules for the transaction and drafts of the voting agreement and other ancillary agreements. Over the course of the next several days and culminating in the execution of the transaction agreement on January 8, 2023, the parties exchanged several revised drafts of the disclosure schedules and ancillary agreements and held a number of discussions relating thereto.
During the week of January 2, 2023, representatives of each of Amryt and Chiesi their respective advisors engaged in discussions regarding finalizing the definitive agreements providing for the transaction and completing any remaining due diligence. In particular, on January 2, 2023, representatives from Cooley and Dechert had a call to discuss the process to finalizing the definitive agreements. Later that day, representatives of Cooley distributed to Dechert a revised version of the transaction agreement and a draft contingent value rights agreement, each reflecting the terms of the Chiesi Fourth Proposal. In addition, on the same day, representatives of Moelis shared with Centerview a draft of the joint press release to announce the transaction. Over the course of the next several days and culminating in the execution of the transaction agreement on January 8, the parties exchanged several revised drafts of these agreements and proposed communications and held a number of discussions relating thereto. From

December 31, 2022 to January 5, 2023, Moelis received several unsolicited communications from Party A senior management, Party A’s financial advisor and Party C’s financial advisor inquiring about whether there was a continuing ability to engage regarding a proposed transaction with Amryt. Moelis did not engage on these communications pursuant to the exclusivity agreement, however, no other offers were made or terms changed from the proposals made prior to December 23.
On January 3 and January 5, 2023, Mr. Nealon and Mr. Chiesi had several discussions to discuss the interim business operations of Amryt during the pendency of the transaction and resolve other open issues regarding the transaction agreement.
On January 5, 2023, the Amryt Board held a meeting by teleconference, with attendance from Mr. Nealon and representatives of Moelis, Cooley and Gibson Dunn. The Amryt Board discussed with its advisors updates regarding the proposed transaction in advance of any final decision to be reached regarding the proposed transaction, which was schedule for consideration later in the week. The representatives of Moelis reviewed preliminary financial analyses of Amryt and the proposed transaction. Representatives of Cooley reviewed for the Amryt Board the fiduciary duties of the directors in connection with the consideration of the possible transaction and the key terms and conditions of the draft transaction agreement with Chiesi, focusing on (1) the structure of the proposed transaction, (2) the economic terms of the proposed transaction (including the key terms of the contingent value rights agreement), (3) the conditions to closing, (4) provisions regarding the operations of the company during the pendency of the transaction, (5) the efforts that the parties are required to use to satisfy the conditions to closing the transaction, including Chiesi’s commitments to obtain required regulatory approvals, (6) the definition of material adverse effect and the exceptions thereto, (7) the covenants prohibiting the solicitation of alternative transactions and right of the Amryt Board to consider unsolicited transaction proposals and to change its recommendation regarding the transaction and/or terminate the agreement to accept a superior proposal in certain circumstances, (8) the termination fees payable by Amryt in certain circumstances and expense reimbursement obligations of each party and (9) other key terms of the transaction agreements. The representatives of Cooley also reviewed with the Amryt Board matters that had been considered and would be considered in connection with any final decision on whether to engage in a transaction, including the principal reasons for and risks of the proposed transaction, Amryt’s standalone strategy and opportunities, other transactions that may be available to Amryt, the Amryt Board’s ability to entertain unsolicited proposals following the announcement of the transaction, risks and uncertainties relating to the completion of the transaction and the proposed timeline for completing the transaction. The Amryt Board discussed these matters and expressed its preliminary support for the transaction and that it expected to approve the execution of the transaction agreement at the meeting of the Amryt Board to be held on January 8 once the transaction agreements were finalized, and subject to the receipt of a fairness opinion from Moelis. Thereafter, the Amryt Board met in executive session to discuss matters related to the proposed transaction.
On January 6 and 7, 2023, Amryt senior management (including Mr. Nealon) and representatives of Cooley held videoconferences with Chiesi senior management (including Mr. Chiesi) and representatives of Dechert to finalize all unresolved items in the transaction. Dr. Wiley, Mr. Nealon and Mr. Chiesi also separately discussed these items during this period. Following these discussions and the exchange of several drafts of the transaction agreements, Amryt, Chiesi and their respective advisors finalized the transaction agreements.
On January 8, 2023, the Amryt Board held a meeting by teleconference, with attendance from Mr. Nealon and other members of Amryt senior management and representatives of Moelis, Cooley and Gibson Dunn. The Amryt Board reviewed the terms of the proposed transaction with Chiesi. The representatives of Moelis and Cooley provided an update on the negotiations of the definitive agreements providing for the transaction since the Amryt Board meeting on January 5. The representatives of Moelis presented its financial analyses of the proposed transaction and Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated January 8, 2023, addressed to the Amryt Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, the Per Share Consideration to be received by holders of the Amryt ordinary shares (other than excluded shares as contemplated by the scheme of arrangement) in the transaction was fair from a financial point of view to such holders. See the section entitled “The Transaction—Opinion of Financial Advisor of Amryt” for further information on the Moelis opinion and analyses. Representatives of Cooley reminded the Amryt Board about the fiduciary duties of the directors in connection with the consideration of the possible transaction, reviewed the terms and conditions of the transaction agreement with Chiesi, focusing in particular on the changes to the transaction agreement since the Amryt Board meeting on January 5. The representatives of Cooley also reviewed with the Amryt Board matters that had been considered by the Amryt Board in connection with the evaluation of the transaction, including the matters reviewed with the Amryt Board on January 5. The Amryt Board discussed the proposed communications plan regarding the transaction. Following discussion and review of the various presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Amryt Board unanimously determined that the transaction agreement is fair to and in the best interests of Amryt for the benefit of the Amryt shareholders as a whole, approved the transaction agreement and the scheme arrangement and recommended to the Amryt shareholders the approval of the scheme of arrangement at the scheme meeting and the passing of the special resolution at the Amryt general meeting. See the section entitled “The Transaction—Recommendation of the Amryt Board; Amryt’s Reasons for the Scheme” for further information on the Amryt Board recommendation and reasons for the recommendation.
After the Amryt Board meeting, Amryt and Chiesi executed the transaction agreement and Chiesi and the shareholders subject to the voting agreements executed the voting agreements.
On the evening of January 8, 2023, Amryt and Chiesi issued a joint press release announcing the transaction.
Recommendation of the Amryt Board; Amryt’s Reasons for the Scheme
At a meeting held on January 8, 2023, the Amryt Board unanimously determined (1) that the entry by Amryt into the Transaction Agreement, and the implementation of the Transaction and the Scheme of Arrangement, is fair to and in the best interests of Amryt for the benefit of Amryt’s shareholders as a whole, (2) that the execution, delivery and performance of the Transaction Agreement and the consummation of the transactions contemplated thereby, including the Transaction and the Scheme of Arrangement is approved, (3) to unanimously recommend to Amryt shareholders the approval of the Scheme Proposal at the Court Meeting and the passing of the Scheme Implementation Proposal at the General Meeting and (4) to direct that the Scheme of Arrangement be submitted for approval by Amryt’s shareholders at the Court Meeting.
In evaluating the Transaction Agreement and the transactions contemplated thereby, including the Transaction, and recommending that the Amryt shareholders approve the Scheme Proposal at the Court Meeting and vote in favor of the Scheme Implementation Proposal at the General Meeting, the Amryt Board consulted with Amryt’s management team, financial advisor and legal counsel and considered a number of factors, including the following factors:
•
Transaction Consideration; Historical Trading Prices. With assistance from Moelis, the Amryt Board reviewed the historical market prices, volatility and trading information with respect to the Amryt ADSs, including the fact that the upfront Transaction Consideration of $14.50 in cash per Amryt ADS represented a premium of 107% (or 143% including the CVR consideration) to the closing price per Amryt ADS on January 6, 2023 (the last trading day prior to the date of the execution of the Transaction Agreement).

•
Cash Consideration; Certainty of Value. The Amryt Board considered that the consideration for the Transaction is predominantly cash, which provides certainty of value, immediate value and liquidity to Amryt shareholders while effectively eliminating the long-term business and execution risk of continuing to operate Amryt on a standalone basis and the uncertainty of future trading prices of the Amryt ADSs, and that, absent the Transaction, the trading price of the Amryt ADSs may not reach and sustain the level implied by the cash consideration in the near term, or at all.

•
Opportunity to Realize Additional Value. The Amryt Board considered the fact that, in addition to the cash consideration, holders of Amryt Ordinary Shares will receive the Per Share CVR Consideration, which provides Amryt’s shareholders an opportunity to realize additional value, to the extent that the Milestones are achieved, through an additional cash payment of up to $2.50 in the aggregate per Amryt ADS. The Amryt Board considered the estimated probability of success and timing for achieving the Milestones, including management’s forecasts with respect to the Milestones.

•
Business, Financial Condition and Prospects of Amryt. The Amryt Board considered its knowledge of and familiarity with Amryt’s business, financial condition and results of operations, as well as its strategic plan and prospects if it were to remain a standalone company, and other alternatives available to Amryt. The Amryt Board considered the risks and uncertainties associated with achieving and executing upon Amryt’s strategic plan. The Amryt Board considered that the holders of Amryt Ordinary Shares (including Amryt Ordinary Shares represented by Amryt ADSs) would continue to be subject to the risks and uncertainties of Amryt’s strategic plan and prospects unless the Amryt Ordinary Shares (including Amryt Ordinary Shares represented by Amryt ADSs) were acquired for cash. These risks and uncertainties included risks and uncertainties relating to Amryt’s dependence on four products, lomitapide, Mycapassa, metreleptin, and Filsuvez (in the European Union) to generate revenue; obtaining marketing approvals for Filsuvez in the U.S. and Amryt’s other product candidates in other jurisdictions and indications; maintaining the scope and extent of Amryt’s intellectual property and regulatory protections for Amryt’s products and product candidates; prospects for Amryt’s current pipeline, including the risks inherent in the research, development, regulatory review and potential future commercialization of Amryt’s product candidates and the risks related to market acceptance of these product candidates, if approved; the uncertainty associated with market demand, pricing, governmental reimbursement and other factors beyond the control of Amryt with respect to Amryt’s products and product candidates in Amryt’s pipeline; Amryt’s ability to effectively manage the rapid growth and increasing complexity of its organization and integration of past acquisitions; the risk of competition in the biotechnology and pharmaceutical industry generally; other factors potentially impacting the revenues and profitability of biotechnology and pharmaceutical products and companies generally; and the other risks and uncertainties discussed in Amryt’s filings with the SEC.
•
Available Alternatives; Results of Process Conducted; Best Alternative for Maximizing Shareholder Value. The Amryt Board considered possible alternatives to a sale of Amryt and whether any of them were more attractive to Amryt shareholders than the Transaction. Those matters considered included:

○
Results of Process Conducted. The Amryt Board considered the results of the process that it had conducted, with the assistance of the Amryt management team and advisors, to evaluate opportunities for a potential sale of Amryt during a period of more than seven months, as further described in the section entitled “Background of the Scheme”. The Amryt Board noted that Amryt and its financial advisor had contacted or held formal or informal discussions with at least 27 potential counterparties, including strategic counterparties and financial sponsors, who were believed to be the most likely parties to pursue a potential acquisition of Amryt, had signed confidentiality agreements with and made confidential due diligence information available to seven counterparties, and had received offers from four potential counterparties.

○
Negotiations with Chiesi; “Best and Final” Offer. The Amryt Board considered that it had held arm’s-length negotiations with Chiesi and had been able to obtain three additional price increases since Chiesi had made its initial proposal to acquire Amryt, and that Chiesi had indicated that its last proposal was its “best and final” offer.

○
Risk of Loss of Opportunity. The Amryt Board also considered the risk that prolonging the process for evaluating alternatives available to Amryt in an effort to obtain additional proposals at higher prices prior to executing a definitive transaction agreement could have resulted in Chiesi terminating discussions and was unlikely to yield a proposal that would materially exceed Chiesi’s proposal.

○
Ability of the Amryt Board to Respond to Alternative Acquisition Proposals. The Amryt Board also considered the ability of other potential acquirors to make, and the likelihood that other potential acquirors would make, unsolicited proposals to acquire Amryt after the execution of the Transaction Agreement for a higher price than the Transaction Consideration and the Amryt Board’s ability to hear and respond to unsolicited alternative proposals.

○
Highest Price Per Amryt ADS Reasonably Attainable. Based on the results of the process conducted and Amryt’s historical operating and financial performance and future prospects, the Amryt Board believed that the Transaction Consideration represented the highest price per ADS of Amryt ADSs that was reasonably attainable and provided superior risk-adjusted value relative to Amryt’s standalone prospects.

•
Opinion of Financial Advisor of Amryt. The Amryt Board considered the financial analyses of Moelis, as reviewed and discussed with the Amryt Board, as well as the opinion of Moelis to the effect that, as of January 8, 2023, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in Moelis’ written opinion, the Per Share Consideration to be received by the holders of the Amryt Ordinary Shares (other than the Excluded Shares) in the Transaction was fair from a financial point of view to such holders.

•
Chiesi’s Alignment with Amryt’s Mission and Priorities. The Amryt Board considered Chiesi’s alignment with Amryt’s mission and priorities, including Chiesi’s ability to accelerate Amryt’s ability to reach more patients in need globally.

•
Terms of the Transaction Agreement. The Amryt Board reviewed and considered the terms and conditions of the Transaction Agreement and the transactions contemplated thereby, including the Transaction, which included the respective representations, warranties, covenants and termination rights of the parties and the conditions to each party’s obligations to consummate the Transaction. Those matters considered included:

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Nature of the Negotiations; Terms of the Transaction Agreement as a Whole. The Amryt Board considered the fact that the Transaction Agreement was negotiated in the context of a competitive process, at arm’s length between Amryt and Chiesi, with the assistance of their respective legal advisors.

○	Conditions to the Consummation of the Transaction; Likelihood of Closing. The Amryt Board considered the reasonable likelihood of the consummation of the Transaction in light of:
•	the limited conditions to closing in the Transaction Agreement, including that no vote of Chiesi’s shareholders is required to consummate the Transaction;
•
the scope of the required regulatory approvals (including antitrust and foreign investment approvals) and the Amryt Board’s assessment, in consultation with its legal counsel, of the likelihood that such required approvals would be received, and Chiesi’s required level of efforts to obtain the regulatory approvals necessary to consummate the Transaction;

•	the scope of what may constitute a Material Adverse Effect under the Transaction Agreement and the exceptions thereto that were negotiated by Amryt; and
•	that Amryt is entitled to specified enforcement of Chiesi’s obligations under the Transaction Agreement.
○
Absence of Any Financing Condition; Sufficiency of Funds. The Amryt Board considered that Chiesi’s obligations pursuant to the Transaction Agreement, including with respect to the consummation of the Transaction, are not subject to any financing condition and that Chiesi would make representations and warranties in the Transaction Agreement to have sufficient funds available at closing and at the time of any payment due under the CVR Agreement, as applicable, to pay the aggregate consideration and all other cash amounts payable by Chiesi contemplated by the Transaction Agreement and the CVR Agreement.

○
Ability to Respond to Certain Unsolicited Acquisition Proposals. The Amryt Board considered the provisions in the Transaction Agreement that provide for the ability of the Amryt Board under certain limited circumstances to engage in discussions or negotiations with or furnish non-public information relating to Amryt or any of its subsidiaries to any person that has made an unsolicited bona fide written acquisition proposal prior to the receipt of the required Amryt shareholder approvals.

○
Ability to Change Amryt Board Recommendation. The Amryt Board considered the provisions in the Transaction Agreement that provide for the ability of the Amryt Board under certain limited circumstances to withdraw, qualify, amend or modify in a manner adverse to Chiesi, or resolve or publicly propose to withdraw, qualify, amend or modify in a manner adverse to Chiesi, the recommendation of the Amryt Board in favor of the approval of the Scheme Proposal at the Court Meeting and the Scheme Implementation Proposal at the General Meeting, or take other related actions, if certain conditions are satisfied.

○
Ability to Terminate Transaction Agreement to Accept a Superior Proposal. The Amryt Board considered the provisions in the Transaction Agreement that provide for the ability of the Amryt Board to terminate the Transaction Agreement upon a change of its recommendation in the manner described in the immediately preceding bullet point in order to enter into a definitive agreement with respect to a superior proposal, if, substantially concurrently with such termination, Amryt pays to Chiesi the $14 million termination fee.

○
Termination Fee. The Amryt Board considered its assessment, in consultation with its legal counsel, that the $14 million termination fee which could become payable pursuant to the Transaction Agreement was comparable to termination fees in comparable transactions, was reasonable, and that the termination fee and the other provisions of the Transaction Agreement regarding alternative proposals would not be likely to deter a third party from making a competing alternative acquisition proposal. The Amryt Board further considered the limited circumstances in which the termination fee would become payable and that the likelihood that, in those circumstances, Amryt would be pursuing a transaction more favorable to its shareholders than the Transaction.

○
Expense Reimbursement. The Amryt Board considered the fact that in certain circumstances, if the Transaction Agreement is terminated by Amryt due to a breach of a representation or warranty or failure to perform a covenant on the part of Chiesi, Chiesi would be required to reimburse Amryt for the out-of-pocket expenses incurred by Amryt in connection with the Transaction Agreement and the Transaction up to a maximum amount of $10 million and that such reimbursement would not preclude Amryt from seeking further damages or pursuing any other remedy available to it under the Transaction Agreement.

○
Voting Agreements. The Amryt Board considered that Amryt’s two largest shareholders, collectively holding approximately 23.8% of Amryt’s voting power, were willing to enter into Voting Agreements, which evidenced that Amryt’s largest shareholders supported the Transaction and increased the likelihood of shareholder approval of the Proposals at the Shareholder Meetings.

○	CVR Agreement. The Amryt Board considered the terms and conditions of the CVR Agreement, including the requirement that Chiesi use diligent efforts to achieve the Milestones.
The Amryt Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Transaction Agreement, including the Transaction and Scheme of Arrangement, including the following:
•
Cash Consideration; Loss of Future Value Creation. The Amryt Board considered the fact that, subsequent to consummation of the Transaction, Amryt will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent Amryt shareholders from being able to participate in any value creation that Amryt could generate going forward or synergies from the combination with Chiesi.

•	Upside to Strategic Plan. The Amryt Board considered that Amryt’s standalone strategic plan could have upside that would generate value in excess of the Transaction Consideration.
•
CVRs. The Amryt Board considered the risk that the Milestones under the CVRs may not be achieved and that the CVRs may otherwise never deliver any value to Amryt’s shareholders. The Amryt Board also considered the potential difficulty in enforcement of Chiesi’s obligations under the CVR Agreement by Amryt’s shareholders after closing.

•
Failure to Close; Closing Conditions. The Amryt Board considered the conditions to Chiesi’s obligation to consummate the Transaction, including receipt of required Amryt shareholder approvals and other regulatory approvals, the absence of a material adverse effect, compliance by Amryt with covenants in the Transaction Agreement in all material respects and the absence of inaccuracies in its representations and warranties in the Transaction Agreement beyond negotiated standards of materiality, and the possibility that such conditions may not be satisfied, including as a result of events outside of Amryt’s control. The Amryt Board considered the fact that, if the Transaction is not consummated, Amryt’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and Amryt will have incurred significant transaction costs, attempting to consummate the Transaction. The Amryt Board also considered the fact that, if the Transaction is not consummated or if the consummation of the Transaction is delayed, Amryt’s continuing business could potentially have been harmed by the pendency of the Transaction, the market’s perception of Amryt could result in a loss of employees and the trading price of Amryt ADSs could be adversely affected. The Amryt Board considered that, in that event, it would be unlikely that any of the other counterparties who indicated an interest in acquiring Amryt would continue to be willing to acquire Amryt on terms as favorable as the Transaction, or at all.

•	Court Approval. The Amryt Board considered the risk that the Court sanction process may be delayed and the Court approval of the Transaction may not be obtained.
•
Termination Fee; Limitation of Soliciting Alternative Proposals. The Amryt Board considered the restrictions that the Transaction Agreement imposes on soliciting alternative proposals or engaging in discussions with respect to unsolicited alternative proposals. The Amryt Board also considered that that Amryt would be obligated to pay a termination fee of $14 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

•
Reimbursement Expenses. The Amryt Board considered the fact that in certain circumstances, if the Transaction Agreement is terminated by Chiesi due to a breach of a representation or warranty or failure to perform a covenant on the part of Amryt, Amryt would be required to reimburse Chiesi for the out-of-pocket expenses incurred by Chiesi in connection with the Transaction Agreement and the Transaction up to a maximum amount of $10 million.

•
Pre-Closing Covenants. The Amryt Board considered that, under the terms of the Transaction Agreement, Amryt agreed to conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to preserve intact its business organization and business relationships and, subject to specified exceptions, that Amryt will not take a number of actions related to the conduct of its business without the prior consent of Chiesi. The Amryt Board further considered that these terms of the Transaction Agreement may limit the ability of Amryt to pursue certain business opportunities that it may otherwise pursue.

•
Public Announcement of the Transaction. The Amryt Board considered the effect of a public announcement of the execution of the Transaction Agreement and the Transaction, including any potential effects on Amryt’s operations, trading price, employees, customers, distributors, suppliers and other business relationships and Amryt’s ability to attract and retain key management and personnel. The Amryt Board also considered the effect of these matters on Chiesi and the risks that any adverse reaction to the transactions contemplated by the Transaction Agreement could adversely affect Chiesi’s willingness to consummate the transactions contemplated by the Transaction Agreement.

•
Diversion of Management Attention. The Amryt Board considered the fact that matters relating to the Transaction, including integration planning, may require substantial commitments of time and resources by Amryt’s management and employees and may otherwise divert the attention of management and employees, which may affect Amryt’s business operations.

•	Tax Treatment. The Amryt Board considered the fact that the transaction consideration will generally be taxable to Amryt’s shareholders in the United States, the United Kingdom and Ireland.
•
Transaction Litigation. The Amryt Board considered the fact that, if the Transaction is completed, the Scheme of Arrangement will bind all Amryt shareholders, including those who did not vote to approve the Scheme Proposal at the Court Meeting. The Amryt Board also considered the risk of litigation in connection with the Transaction.

In addition, in considering the recommendation of the Amryt Board that the Amryt shareholders approve the Scheme Proposal at the Court Meeting and vote in favor of the Scheme Implementation Proposal at the General Meeting, you should be aware that Amryt’s directors and executive officers may have interests in the Transaction that are different from, or in addition to, yours. The Amryt Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transaction Agreement and in recommending that the Amryt shareholders approve the Scheme Proposal at the Court Meeting and vote in favor of the Scheme Implementation Proposal at the General Meeting. For more information on these interests, see the section entitled “Interests of Amryt’s Non-Employee Directors and Executive Officers in the Transaction” of the accompanying scheme circular.
The Amryt Board determined that, overall, the potential benefits of the Transaction to the Amryt shareholders outweighed the uncertainties and risks of the Transaction.
The foregoing discussion of information and factors considered by the Amryt Board is not intended to be exhaustive but includes the material factors considered by the Amryt Board, which are not necessarily presented in order of relative importance. In light of the complexity and variety of factors considered in connection with its evaluation of the Transaction Agreement and the Transaction, the Amryt Board did not find it practicable to, and did not, rank, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Amryt Board based its recommendation on the totality of the information presented. Moreover, each member of the Amryt Board applied his or her own personal business judgment to the process and may have given different weight to different factors.
The foregoing description of Amryt’s consideration of the factors supporting the Transaction is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this scheme circular.
ACCORDINGLY, THE AMRYT BOARD UNANIMOUSLY RECOMMENDS THAT AMRYT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SCHEME PROPOSAL AND “FOR” THE APPROVAL OF THE SCHEME IMPLEMENTATION PROPOSAL.
Opinion of Financial Advisor of Amryt
At the meeting of the Amryt Board on January 8, 2023 to evaluate and consider approval of the Transaction Agreement and the Transaction, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated January 8, 2023, addressed to the Amryt Board (solely in its capacity as such) to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, the Per Share Consideration to be received by holders of the Amryt Ordinary Shares (other than the Excluded Shares) in the Transaction was fair from a financial point of view to such holders.
The full text of Moelis’ written opinion dated January 8, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this scheme circular and is incorporated herein by reference. Moelis’ opinion was provided for the use of the Amryt Board (solely in its capacity as such) in its evaluation of the Per Share Consideration. Moelis’ opinion was limited solely to the fairness from a financial point of view of the Per Share Consideration to be received by the holders of the Amryt Ordinary Shares (other than the Excluded Shares) in the Transaction and does not address Amryt’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Amryt. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter.
In arriving at its opinion, Moelis, among other things:
•	reviewed certain publicly available business and financial information relating to Amryt;
•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Amryt furnished to Moelis by Amryt, including financial forecasts provided to and discussed with Moelis by the management of Amryt (including probability of success assumptions for clinical and pre-approval programs and including assumptions regarding the probability and timing of achievement of each Milestone 1 and Milestone 2) under management’s long-range plan (as defined in the section entitled “Certain Amryt Forecasts” in this scheme circular as the “2022 LRP”), an additional sensitivity scenario to the 2022 LRP based on an illustrative competition for metreleptin, and under an upside strategic plan (as defined in the section entitled “Certain Amryt Forecasts” in this scheme circular as the “Strategic Plan”);

•	reviewed information regarding the capitalization of Amryt furnished to Moelis by Amryt;
•	reviewed estimates prepared and provided to Moelis by the management of Amryt as to Amryt’s projected utilization on a standalone basis of net operating losses to achieve future tax savings;
•	conducted discussions with members of the senior management and representatives of Amryt concerning the information described above as well as the business and prospects of Amryt generally;
•	reviewed the reported prices and trading activity for the Amryt ADSs;
•
considered the results of efforts by or on behalf of Amryt, including by Moelis at Amryt’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of Amryt;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;
•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;
•	reviewed a draft, dated January 7, 2023, of the Transaction Agreement (including the forms of Scheme of Arrangement and the CVR Agreement attached thereto);
•	participated in certain discussions and negotiations among representatives of Amryt and Chiesi and their advisors; and
•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.
In connection with its analysis and opinion, Moelis, at the direction of the Amryt Board, relied on the information supplied to, discussed with or reviewed by Moelis for purposes of its opinion being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any of such information). With the consent of the Amryt Board, Moelis also relied on the representation of Amryt’s management that (i) they were not aware of any facts or circumstances that would make any such information inaccurate or misleading and (ii) each Amryt ADS represents a beneficial ownership interest in five Amryt Ordinary Shares. With the consent of the Amryt Board, Moelis relied upon, without independent verification, the assessment of Amryt and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, at the direction of the Amryt Board, Moelis utilized the 2022 LRP for purposes of its opinion, and Moelis assumed, at the direction of the Amryt Board, that the 2022 LRP was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Amryt as to the future performance of Amryt (including Amryt management’s forecasts as to the probability and estimated timing of achievement of each Milestone). Moelis expressed no views as to the reasonableness of the 2022 LRP or any other financial forecasts or the assumptions on which they were based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Amryt, nor was Moelis furnished with any such evaluation or appraisal.
Moelis’ opinion did not address Amryt’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Amryt and did not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, and did not, offer any opinion as to any terms of the Transaction Agreement (including the Scheme of Arrangement or CVR Agreement) or any aspect or implication of the Transaction (including the form or terms of the Milestone 1 CVR and/or the Milestone 2 CVR or the restrictions on transferability thereof), except for the fairness of the Per Share Consideration from a financial point of view to the holders of the Amryt Ordinary Shares (other than Excluded Shares). Moelis did not express any opinion as to fair value, viability or the solvency of Amryt following the closing of the Transaction. Moelis did not consider, and Moelis did not express any opinion with respect to, any value that may be attributable to any control rights or governance rights of any holders of Amryt Ordinary Shares or Amryt ADS (or securities convertible into or exercisable or exchangeable for Amryt Ordinary Shares or Amryt ADS), or associated with any substantial holding thereof, including those holders that are parties to the Voting Agreements entered into in connection with the Transaction.
In rendering its opinion, Moelis assumed, with the consent of the Amryt Board, that the final executed form of the Transaction Agreement, the Scheme of Arrangement and the CVR Agreement would not differ in any material respect from the drafts that Moelis reviewed, that the Transaction would be consummated in accordance with the terms of the Transaction Agreement without any waiver or modification that could be material to Moelis’ analysis, that the representations and warranties of each party set forth in the Transaction Agreement were accurate and correct, and that the parties to the Transaction Agreement, the Scheme of Arrangement and the CVR Agreement would comply with all the material terms of such agreements. Moelis assumed, with the consent of the Amryt Board, that all court, governmental, regulatory or other consents or approvals necessary for the completion of the Transaction would be obtained, except to the extent that could not be material to its analysis. In addition, at the direction of the Amryt Board, for purposes of Moelis’ analyses and opinion, Moelis utilized a range of probabilities for the achievement of the Milestones, which were informed by the management of Amryt, and assumed the timing of such Milestones would be consistent with the 2022 LRP. Further, Moelis assumed, with the consent of the Amryt Board, that if the Milestones are achieved, the payments in respect of the Milestone 1 CVR and the Milestone 2 CVR, as applicable, would be made in accordance with the CVR Agreement.
Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion and Moelis assumed no responsibility to update its opinion for developments after that date.
Moelis’ opinion did not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Amryt, other than the fairness of the Per Share Consideration from a financial point of view to the holders of the Amryt Ordinary Shares (other than the Excluded Shares). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Per Share Consideration or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses presented by Moelis to the Amryt Board at their meeting held on January 8, 2023, in connection with delivery of its opinion. This summary describes the material analysis underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.
Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.
For purposes of its financial analyses, Moelis relied on the representation of Amryt’s management that each Amryt ADS represented a beneficial ownership interest in five Amryt Ordinary Shares. In addition, for purposes of its financial analyses, Moelis calculated the implied value of the Per ADS Consideration to be a range of $14.50 to $16.78 per Amryt ADS (the “Per ADS Consideration Range”) by adding (a) the Per ADS Cash Consideration of $14.50 per Amryt ADS, and (b) the net present value, as of December 31, 2022, of the Per ADS CVR Consideration, which was calculated to be $0 to $2.28 per Amryt ADS utilizing the following assumptions: (i) an illustrative probability of success (“POS”) range of 0% to 100% for the Milestones relating to the CVRs informed by the views of Amryt’s management, (ii) a discount rate range of 9.60% to 13.60% for the milestone payments relating to the CVRs, which discount rate range was based on the estimated range of Amryt’s weighted average cost of capital (“WACC”), as described in further detail below under “—Discounted Cash Flow Analysis —2022 LRP”, and (iii) the timing of the Milestones based on the 2022 LRP.
Discounted Cash Flow Analysis –2022 LRP
Utilizing the 2022 LRP, Moelis performed a discounted cash flow (“DCF”) analysis of Amryt to calculate the present value of estimated future unlevered after-tax free cash flows projected by management of Amryt to be generated by Amryt for the calendar years ending December 31, 2023 through December 31, 2031 and the present value of the estimated terminal value of Amryt as of December 31, 2022. For purposes of the DCF analysis, Moelis calculated unlevered cash flow as Adjusted EBITDA less (a) (i) taxes, (ii) share-based compensation adjustment, (iii) certain milestone payments, (iv) changes in net working capital and (v) capital expenditures, plus (b) utilization of net operating losses (“NOLs”).
Moelis utilized a range of discount rates of 9.60% to 13.60% based on an estimated range of the WACC for Amryt. The WACC range was derived using the Capital Asset Pricing Model and a size premium. Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2022 of (a) projected unlevered after-tax free cash flows of Amryt for the calendar years ending December 31, 2023 through December 31, 2031 (in each case, discounted using a mid-year discounting convention) and (b) estimated terminal values derived using the perpetuity growth method and assuming a range of perpetuity growth rates of negative 15.0% to negative 5.0%, reflecting Amryt management’s guidance regarding product and indication loss of exclusivity across regions, the continuation of pipeline growth outlook and the impact from potential competition in existing indications. At the direction of Amryt’s management, Moelis assumed a standalone 19% tax rate, before the impact of the utilization of Irish NOLs.
The DCF analysis based on the 2022 LRP yielded an implied range of prices per Amryt ADS of $13.53 to $28.98, which Moelis compared to the Per ADS Consideration Range of $14.50 to $16.78.
Moelis also noted that its DCF analysis of the 2022 LRP yielded the following price ranges per Amryt ADS based on the Filsuvez POS sensitivity range of 0% to 100% included in the 2022 LRP: (a) $13.53 to $23.81 in the case of the Filsuvez U.S. Non-approval Scenario; and (b) $16.76 to $28.98 in the case of the Filsuvez U.S. Success Scenario.
Selected Publicly Traded Companies Analysis
Moelis reviewed financial and stock market information of the selected publicly traded companies noted below (the “Selected Companies”), which Moelis determined, based on in its professional judgment and experience, to be generally relevant for purposes of this analysis. In determining the publicly traded companies to use in this analysis, Moelis referenced publicly traded companies of up to approximately $2 billion of trading enterprise value with commercial stage products that include orphan and specialty market assets with similar technologies to Amryt’s products.
The Selected Companies used in this analysis are as follows:
•	Catalyst Pharmaceuticals, Inc. (“Catalyst”)
•	Supernus Pharmaceuticals, Inc. (“Supernus”)
•	Travere Therapeutics, Inc. (“Travere”)
•	Pharming Group N.V. (“Pharming”)
•	Intercept Pharmaceuticals, Inc. (“Intercept”)
•	Xeris Biopharma Holdings, Inc. (“Xeris”)
In performing its analysis, Moelis reviewed and analyzed, among other things, closing price as of January 6, 2023, market capitalization, enterprise value (“EV”), and enterprise value as a multiple of estimated net revenue for calendar year 2023 (“2023E Net Revenue”) and estimated net revenue for calendar year 2024 (“2024E Net Revenue”). Financial data for the Selected Companies were based on publicly available median consensus research estimates and public filings as of January 6, 2023. In the case of estimated net revenue for Amryt, Moelis reviewed both the median consensus research analyst estimates and the 2022 LRP (under both the Filsuvez U.S. Non-approval Scenario and the Filsuvez U.S. Success Scenario). The data used in this analysis is summarized in the following table:
($ in mm, except per share data)	Share Price	Market Cap.	Enterprise Value	EV/2023E Net Revenue	EV/2024E Net Revenue
Selected Companies
Catalyst	$19.60	$2,280	$2,183	6.5x	5.1x
Supernus	$39.38	$2,218	$2,097	3.5x	3.0x
Travere	$20.30	$1,353	$1,232	4.4x	3.2x
Pharming	$1.20	$816	$759	3.3x	2.8x
Intercept	$14.48	$617	$462	1.4x	1.3x
Xeris	$1.05	$148	$198	1.2x	1.1x

Mean				3.4x	2.8x
Median				3.4x	2.9x

Amryt[1]
2022 LRP	7.00	$459	$605
2022 LRP – Filsuvez U.S. Non-approval Scenario				2.0x	1.6x
2022 LRP – Filsuvez U.S. Success Scenario				1.9x	1.4x
Median Wall Street consensus estimates	7.00	$459	$605	1.8x	1.4x
1	All Amryt share data presented in Amryt ADS; 1 Amryt ADS is equal to 5 Amryt Ordinary Shares.

For purposes of selecting its reference ranges for this analysis, Moelis noted that Supernus, Pharming and Xeris are the most relevant companies to Amryt as, similar to Amryt, they have moderate pipeline depth within their respective businesses and upcoming loss of exclusivity in the late 2020s. Moelis was of the view that Amryt should be valued, on average, closer in line with Supernus and Pharming, and at a premium to Xeris, as Xeris was not yet profitable with its lead value-driving orphan product still in early launch phase and another product potentially facing near-term competition. Moelis further noted that Travere, Catalyst and Intercept were less relevant to Amryt for several business-related reasons and was of the view that Amryt should be valued at a discount to each of Travere and Catalyst and at a premium to Intercept, as Intercept was less diversified and with high leverage.
In light of the foregoing review and based on its professional judgment and experience, Moelis selected reference ranges of (i) 2.00x to 3.50x for 2023E Net Revenue and (ii) 1.50x to 3.00x for 2024E Net Revenue. Moelis applied these ranges to the 2023E and 2024E Net Revenue of Amryt included in the 2022 LRP (which included the POS range implied by the Filsuvez U.S. Non-approval Scenario and Filsuvez U.S. Success Scenario).
The Selected Publicly Traded Companies analysis yielded an implied range of prices per Amryt ADS of $7.20 to $13.61 based on Amryt’s 2023E Net Revenue, and $6.37 to $15.76 based on Amryt’s 2024E Net Revenue, which Moelis compared to the Per ADS Consideration Range of $14.50 to $16.78.
Selected Prior Transactions Analysis
Moelis reviewed financial information for the prior transactions listed below (the “Selected Prior Transactions”), which Moelis determined, based on in its professional judgment and experience, to be generally relevant for purposes of this analysis. In determining the prior transactions to use in this analysis, Moelis referenced prior transactions that (i) were announced since 2016, (ii) involved target companies across specialty and orphan market opportunities, (iii) involved target companies that had lead assets with similar technology profiles to Amryt’s portfolio with patent protection, and (iv) involved upfront transaction value of up to approximately $2 billion.
In performing this analysis, Moelis reviewed, among other things, the upfront transaction value, the contingent transaction value and the total transaction value of each Selected Prior Transaction and the upfront transaction value and total transaction value as a multiple of last twelve month (“LTM”) net revenue for each target company. Financial data for the Selected Prior Transactions were based on publicly available information relating to the relevant transaction and LTM net revenue for each target company were calculated based on publicly available financial data at the time of announcement of the relevant Selected Prior Transaction.
The Selected Prior Transactions used by Moelis in its analysis are summarized in the following table:
Date Announced	Target	Acquiror	Transaction Value ($ in millions)			LTM Net Revenue ($ in millions)	Upfront Transaction Value/ LTM Net Revenue	Total Transaction Value/ LTM Revenue
			Upfront	Contingent	Total
08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Inc.	$964	—	$964	$207	4.7x	4.7x
04/13/22	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.	$970	—	$970	$184	5.3x	5.3x
02/14/22	Biodelivery Sciences International, Inc	Collegium Pharmaceutical, Inc.	$479	—	$479	$167	2.9x	2.9x
01/19/22	Zogenix, Inc.	UCB S.A.	$1,390	$133	$1,524	$64	NM	NM
12/03/21	EUSA Pharma (UK) Ltd. (“EUSA”)	Recordati Industria Chimica e Farmaceutica S.p.A. (“Recordati”)	$849	—	$849	$147	5.8x	5.8x

Date Announced	Target	Acquiror	Transaction Value ($ in millions)			LTM Net Revenue ($ in millions)	Upfront Transaction Value/ LTM Net Revenue	Total Transaction Value/ LTM Revenue
			Upfront	Contingent	Total
10/11/21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	$555	$420	$975	$100	5.5x	9.7x
10/11/21	Adamas Pharmaceuticals Inc. (“Adamas”)	Supernus	$457	$49	$506	$82	5.5x	6.1x
09/08/21	Kadmon Holdings, Inc.	Sanofi	$1,823	—	$1,823	—	NA	NA
05/24/21	Strongbridge Biopharma plc	Xeris Biopharma Holdings, Inc.	$141	$71	$211	$32	4.3x	6.5x
05/21/21	Chiasma, Inc.	Amryt	$291	—	291	$3	NM	NM
10/01/20	AMAG Pharmaceuticals, Inc.	Covis Group S.à.r.l.	$640	—	$640	$301	2.1x	2.1x
08/31/20	Akcea Therapeutics, Inc.	Ionis Pharmaceuticals, Inc.	$1,847	—	$1,847	$38	NM	NM
05/05/20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	$1,540	—	$1,540	$117	13.2x	13.2x
04/28/20	US Worldmeds CNS Portfolio	Supernus Pharmaceuticals, Inc.	$300	$230	$530	$150	2.0x	3.5x
01/10/20	Dermira, Inc.	Eli Lilly and Company	$1,083	—	$1,083	NA	NA	NA
09/16/19	Alder BioPharmaceuticals, Inc.	H. Lundbeck A/S	$1,904	225	$2,129	NA	NA	NA
07/12/19	Worldwide rights to Signifor®, Signifor® LAR® and osilodrostat (LCI699) (“Signifor&Osilodrostat”)	Recordati	$390	—	$390	$72	5.4x	5.4x
02/26/19	Synergy Pharmaceuticals Inc.	Bausch Health Companies, Inc.	$195	—	$195	NA	NA	NA
11/13/18	U.S. rights to Synagis® (“Synagis”)	Swedish Orphan Biovitrum AB (“Sobi”)	$1,500	$775	$2,275	$317	4.7x	7.2x
11/06/18	Ex-U.S. rights and U.S. royalties to Alvesco, Omnaris and Zetonna	Covis Group S.à.r.l.	$350	$21	$371	$106	3.3x	3.5x
09/21/18	Allergan U.S. medical dermatology portfolio	Almirall, S.A.	$550	$100	$650	$140	3.9x	4.6x
08/28/18	Adapt Pharma	Emergent BioSolutions, Inc.	$635	$100	$735	$198	3.2x	3.7x

Date Announced	Target	Acquiror	Transaction Value ($ in millions)			LTM Net Revenue ($ in millions)	Upfront Transaction Value/ LTM Net Revenue	Total Transaction Value/ LTM Revenue
			Upfront	Contingent	Total
12/26/17	Sucampo Pharmaceuticals Inc	Mallinckrodt plc	$1,146	—	$1,146	$250	4.6x	4.6x
09/18/17	Teva Pharmaceutical Industries Ltd. Global Women’s Health Portfolio	CVC Fund VI	$703	—	$703	$258	2.7x	2.7x
05/11/17	Merus Labs International Inc.	Norgine B.V.	$250	—	$250	$76	3.3x	3.3x
09/12/16	Raptor Pharmaceutical Corp. (“Raptor”)	Horizon Pharma plc (“Horizon”)	$783	—	$783	$110	7.1x	7.1x
05/23/16	XenoPort, Inc.	Arbor Pharmaceuticals, Inc.	$455	—	$455	$48	9.4x	9.4x
Mean	for the Specified Transactions referenced below		$796	$165	$961	$139[1]	5.7x	6.3x
Median			$783	—	$783	$141[1]	5.5x	6.1x
Note:	“NA” refers to data unavailable; “NM” refers to multiples over 20.0x.
[1]	Implied mean (median) LTM net revenue calculated by dividing mean (median) upfront transaction value by mean (median) upfront transaction value / LTM net revenue multiple.
In reviewing the characteristics of the Selected Prior Transactions for purposes of selecting reference ranges, Moelis noted that the Recordati / EUSA, Supernus / Adamas, Recordati / Signifor&Osilodrosat, Sobi / Synagis and Horizon / Raptor transactions (the “Specified Transactions”) involved targets of relevant size for approved and established growing orphan assets with characteristics similar to those of Amryt in terms of target patient population and required commercial infrastructure. Moelis also noted that certain other Selected Prior Transactions involved targets across specialty and orphan pharma, but that occurred at either earlier or later portfolio or product cycles.
In light of the foregoing review and based on its professional judgment and experience, Moelis selected a reference range of 4.50x to 6.00x for Amryt’s LTM net revenue as September 30, 2022. Moelis noted that its reference range was informed by (i) the median of all Selected Prior Transactions (both specialty and orphan) and (ii) the median and range implied by the Specified Transactions, in each case focusing on the upfront transaction consideration/LTM net revenue multiples.
The Selected Prior Transactions analysis yielded an implied range of prices per Amryt ADS of $13.39 to $17.54, which Moelis compared to the Per ADS Consideration Range of $14.50 to $16.78.
Other Information
Moelis also noted for the Amryt Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes only, including, among other things:
52-Week Low/High Amryt ADS Price Analysis
Moelis reviewed the historical trading performance of the Amryt ADS over a 52-week period ending January 6, 2023, which ranged from a closing trading price low of $6.30 per Amryt ADS on March 7, 2022 to a high of $10.86 per Amryt ADS on January 6, 2022. For reference only, Moelis compared this range with the Per ADS Consideration Range of $14.50 to $16.78.
Low/High Share Amryt ADS Analysis Since CRL
Moelis reviewed the historical trading performance of the Amryt ADS since the receipt on February 28, 2022 of a Complete Response Letter (“CRL”) from the FDA regarding the New Drug Application for Oleogel-S10, which ranged from a closing trading price low of $6.30 per Amryt ADS on March 7, 2022 to a high of $8.87 per Amryt ADS on April 22, 2022. For reference only, Moelis compared this range with the Per ADS Consideration Range of $14.50 to $16.78.
Discounted Cash Flow Analysis – Strategic Plan
Utilizing the Strategic Plan, Moelis performed a DCF analysis of Amryt using the same methodology described above under the section entitled “Discounted Cash Flow Analysis – 2022 LRP” to calculate the present value of estimated future probability-adjusted unlevered after-tax free cash flows projected by management of Amryt to be generated by Amryt for the calendar years ending December 31, 2023 through December 31, 2031 and the present value of the estimated terminal value of Amryt as of December 31, 2022.
The DCF analyses based on the Strategic Plan yielded an implied range of prices per Amryt ADS of $14.93 to $31.54, which Moelis compared to the Per ADS Consideration Range of $14.50 to $16.78.
Moelis also noted that its DCF analysis of the Strategic Plan yielded the following price ranges per Amryt ADS based on the Filsuvez POS sensitivity range of 0% to 100% included in the Strategic Plan: (a) $14.93 to $26.39, in the case of the Filsuvez U.S. Non-approval Scenario; and (b) $18.13 to $31.54 in the case of Filsuvez U.S. Success Scenario.
Analyst Price Target Analysis
Moelis also reviewed publicly available Wall Street research analysts’ price targets for the Amryt ADS published as of January 6, 2023, which ranged from $18.00 to $38.00 per Amryt ADS with a median of $19.00 per Amryt ADS. For reference only, Moelis compared this range with the Per ADS Consideration Range of $14.50 to $16.78.
Information on a Per Amryt Ordinary Share Basis
Moelis also presented the foregoing information in this “Summary of Financial Analyses” section to the Amryt Board on the basis of implied Amryt Ordinary Share price reference ranges, which were derived on the basis that each Amryt ADS represents a beneficial ownership in five Amryt Ordinary Shares, and the Per ADS Consideration is equal to the Per Share Consideration multiplied by five.
Miscellaneous
This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its professional judgment and experience after considering the results of all of its analyses.
No company or transaction used in the analyses described above is identical to Amryt or the Transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above (including much of the information used therein) are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Moelis nor any other person assumes responsibility if future results are materially different from those forecast.
Except as described in this summary, the Amryt Board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The Per Share Consideration was determined through arms’ length negotiations between Amryt, on the one hand, and Chiesi, on the other, and was approved by the Amryt Board. Moelis did not recommend any specific consideration to the Amryt Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction.
Moelis acted as exclusive financial advisor to Amryt in connection with the Transaction. Amryt agreed to pay Moelis certain fees for its services in connection with the Transaction, comprised of (i) an opinion fee of $2 million, which became payable upon delivery of Moelis’ opinion on January 8, 2023 and which shall be offset against the M&A transaction fee referred to below, and (ii) an M&A transaction fee, which shall become payable upon consummation of the Transaction. The M&A transaction fee is calculated by reference to the fully diluted enterprise value of Amryt implied by the Transaction and is currently estimated to be approximately $32 million, prior to any offsets from retainer fees or credits from previous engagement letters. In addition, Amryt has agreed to reimburse Moelis for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Moelis and related persons against various liabilities, including certain liabilities under the federal securities laws.
Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of Amryt or Chiesi. Moelis has provided investment banking and other services unrelated to the Transaction to Amryt in the two years prior to the date of its opinion, including acting as, among other things, financial advisor to Amryt in connection with several potential and/or completed acquisitions of businesses and earned fees of approximately $7.9 million in connection with such assignments. Moelis has not provided investment banking or other services to Chiesi in the two years prior to the date of its opinion. In the future Moelis may provide such services to Chiesi and may receive compensation for such services.
Amryt selected Moelis as its exclusive financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions and familiarity with Amryt. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.
Certain Amryt Forecasts
Other than periodic guidance concerning Amryt’s projected revenues, which guidance Amryt presents as a range, Amryt does not as a matter of course publicly disclose financial forecasts or projections as to future revenues or other results of its operations due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, as described further in the section entitled “Background of the Scheme” in this scheme circular, Amryt management has historically prepared and periodically updated forecasts for use in discussions and reviews with the Amryt Board of the standalone strategic plan of Amryt and available strategic opportunities. The financial forecasts set forth in the section entitled “2022 LRP” below (the “2022 LRP”) were provided to the Amryt Board and Moelis. The financial forecasts set forth in the section entitled “Strategic Plan” below (the “Strategic Plan”) were provided, to the extent described below, to certain potential counterparties that had executed confidentiality agreements with Amryt (including Chiesi and its financial advisor) in connection with their evaluation of a potential acquisition of Amryt, as well as to Moelis. The Amryt Board authorized and directed Moelis to use and rely on the 2022 LRP in connection with its financial analyses and opinion. The 2022 LRP and the Strategic Plan are collectively referred to as the “Forecasts”. The Forecasts are presented in this scheme circular solely to give Amryt shareholders access to the information that was made available to the Amryt Board, Chiesi and their respective financial advisors to the extent described in this section.
The Forecasts were not prepared with a view toward public disclosure or with a view toward complying with International Financial Reporting Standards (“IFRS”), the published guidelines of the SEC or any other regulatory authority regarding projections or the guidelines established by the American Institute of Certified Public Accountants or any other accounting body for the preparation and presentation of prospective financial information. Neither Amryt’s independent registered public accounting firm, nor any other independent registered accounting firm, has compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of Amryt’s independent registered public accounting firm incorporated by reference into this scheme circular relate to Amryt’s historical financial information, and no such report (or report of any other independent accounting firm incorporated by reference herein) extends to the Forecasts or should be read to do so.
The Forecasts are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the Forecasts reflect numerous estimates and assumptions made by Amryt’s management at the time the Forecasts were prepared that are difficult to predict and that are beyond Amryt’s control and are subject to change. The assumptions and estimates underlying the Forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and regulatory risks and uncertainties that could cause actual results to differ materially from those contained in the Forecasts, including, among others, the following: risks and uncertainties relating to the commercialization of Amryt’s products and product candidates, obtaining marketing approvals for

Filsuvez in the U.S. and for other products and product candidates in additional indications or in additional jurisdictions, maintaining the scope and extent of Amryt’s intellectual property and regulatory protections, and the research, development, regulatory review and potential future commercialization of Amryt’s product candidates; market demand, pricing, governmental reimbursement and other factors beyond the control of Amryt; and other risks and uncertainties relating to Amryt’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods); industry performance; the regulatory and competitive environment; general global business and economic conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and Part I, Item 3D in Amryt’s Annual Report on Form 20-F for the year ended December 31, 2021, which is incorporated by reference into this scheme circular. Modeling and forecasting the future commercialization of clinical, pre-clinical and research stage product candidates is a highly speculative endeavor. In addition to the various limitations, risks and uncertainties described above, we also cannot assure you that Amryt will obtain and maintain any of the regulatory approvals necessary for the commercialization of its product candidates, or that Amryt’s competitors will not commercialize products that are safer, more effective or more successfully marketed and sold than Amryt’s products or the products that Amryt may commercialize in the future. Some or all of the estimates and assumptions underlying the Forecasts may have changed since the date the Forecasts were prepared.
Accordingly, Amryt cannot assure readers that the Forecasts are necessarily predictive of the future performance of Amryt or that actual results will not differ materially from those presented in the Forecasts. Additionally, the Forecasts cover a number of years into the future and such information by its nature becomes less predictive with each successive year. The inclusion of the Forecasts in this scheme circular should not be regarded as a representation by any person that the results contained in the Forecasts will be achieved or that the results achieved would or would not exceed those reflected in the Forecasts if the Transaction is not consummated.
The Forecasts were developed for Amryt on a stand-alone basis without giving effect to the Transaction or entry into the Transaction Agreement, including any potential synergies that may be achieved by the combined company as a result of the Transaction, any changes to Amryt’s strategy or operations that may be implemented after the consummation of the Transaction or any costs incurred in connection with the Transaction. Furthermore, the Forecasts do not take into account the effect of any failure of the Transaction to be completed and should not be viewed as relevant or continuing in that context.
The Forecasts include non-IFRS financial measures. These non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and may not be comparable to similarly titled measures used by other companies. Financial measures included in projections provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-IFRS financial measure to a IFRS financial measure. Reconciliations of non-IFRS financial measures were not provided to and were not relied on by Moelis for purposes of their respective financial analyses and opinions or by the Amryt Board in connection with its consideration of the Transaction, nor were they provided to Chiesi or its financial advisor. Accordingly, we have not provided a reconciliation of these non-IFRS financial measures.
Amryt does not intend to update or otherwise revise the Forecasts after the date of this scheme circular to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
By including the Forecasts in this scheme circular, neither Amryt nor Chiesi nor any of their respective directors, officers, employees or other representatives has made or makes any representation to any person regarding the ultimate performance of Amryt compared to the information contained in the Forecasts. Accordingly, the Forecasts should not be construed as financial guidance, nor relied on as such. The Forecasts are not included in this scheme circular in order to induce any Amryt shareholder to vote in favor of the Proposals or to influence any Amryt shareholder or any other person to make any investment decision with respect to the Transaction or otherwise, but rather solely because the Forecasts or portions thereof were made available to the Amryt Board, Chiesi and their respective financial advisors as described further below. For the reasons described above, readers of this scheme circular are cautioned not to place undue, if any, reliance on the Forecasts. Amryt has not made any representation and warranties in the Transaction Agreement concerning the Forecasts.

2022 LRP
The 2022 LRP includes management projections for Amryt’s full commercial portfolio (metreleptin, lomitapide, Filsuvez ex-U.S., Mycapssa) and its pipelines indications for metreleptin in the treatment of partial lipodystrophy in the U.S., Filsuvez in the U.S., Mycapssa for the treatment of neuroendocrine tumors and AP103, in each case risk-adjusted for probability of success (“POS”) and loss of exclusivity assumptions. Given the unpredictability of Amryt obtaining the Filsuvez marketing approval in the U.S. following receipt of a complete response letter (as research based clinical development success rates are not applicable for this fact pattern) and the expected binary outcome of the appeal process with the FDA in 2023, Filsuvez and the potential priority voucher sale proceeds were calculated by management using a range of POS for Filsuvez in the U.S. of 100% (“Filsuvez U.S. Success Scenario”) to 0% POS for Filsuvez in the U.S. (“Filsuvez U.S. Non-approval Scenario”) to reflect the binary nature of each outcome. The 2022 LRP was approved by the Amryt Board for use by Moelis for purposes of performing its financial analyses in connection with rendering its opinion described in the section entitled “The Transaction—Opinion of Financial Advisor of Amryt” in this scheme circular. The 2022 LRP was not provided to any potential counterparty.
The following tables present the 2022 LRP:
2022 LRP of Amryt Management (Filsuvez U.S. Success Scenario)
($ in millions)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Total Net Revenue	$418.6	$434.9	$526.5	$643.1	$779.2	$875.2	$961.0	$1,024.8	$1,111.0
Gross Profit	$252.0	$279.9	$355.6	$473.8	$604.3	$720.7	$807.3	$856.8	$926.6
Adjusted EBITDA(1)	$139.1	$96.0	$150.6	$211.8	$293.8	$380.4	$453.8	$501.9	$569.4
2022 LRP of Amryt Management (Filsuvez U.S. Non-approval Scenario)
($ in millions)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Total Net Revenue	$309.5	$376.2	$442.1	$537.8	$654.2	$732.7	$812.5	$871.8	$953.4
Gross Profit	$144.2	$229.4	$283.1	$383.2	$496.8	$598.1	$679.5	$725.2	$791.1
Adjusted EBITDA(1)	$42.7	$78.6	$120.9	$170.6	$240.9	$315.3	$381.3	$422.2	$482.1
(1)	Adjusted EBITDA is a non-IFRS measure defined as earnings before interest, taxes, depreciation and amortization as adjusted to exclude one-time charges and non-cash expenses.
Strategic Plan
The Strategic Plan covers the same products and product candidates as the 2022 LRP but represents a more optimistic view of the potential commercial success for Amryt’s marketed portfolio, the pipeline program’s POS and on the go-forward impact of COVID-19 on business operations and physician visits. The Strategic Plan was generally prepared by Amryt management on the basis of the same assumptions as the 2022 LRP, but assumes faster uptake and higher penetration of Mycapssa in the U.S. and a higher POS for Mycapssa for the treatment of neuroendocrine tumors. As with the 2022 LRP, management prepared the Strategic Plan to include a range of POS for Filsuvez in the U.S. of 100% to 0% to address both the Filsuvez U.S. Success Scenario and the Filsuvez U.S. Non-approval Scenario. A version of the Strategic Plan which used, for illustrative purposes, a POS for Filsuvez in the U.S. at the midpoint of that range (i.e., POS of 50%) was provided to certain potential counterparties that had executed confidentiality agreements with Amryt, including Chiesi and its financial advisor, in connection with their evaluation of a potential acquisition of Amryt.
The following tables present the Strategic Plan:
Strategic Plan of Amryt Management (Filsuvez U.S. Success Scenario)
($ in millions)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Total Net Revenue	$418.6	$457.5	$562.5	$693.7	$843.7	$943.3	$1,039.1	$1,118.4	$1,222.0
Gross Profit	$252.0	$298.0	$384.4	$514.3	$655.9	$775.2	$869.7	$931.7	$1,015.5
Adjusted EBITDA(1)	$139.1	$103.9	$163.9	$231.6	$320.4	$410.0	$489.4	$546.7	$624.9

Strategic Plan of Amryt Management (Filsuvez U.S. Non-approval Scenario)
($ in millions)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Total Net Revenue	$309.5	$398.8	$478.1	$588.3	$718.7	$800.8	$890.6	$965.4	$1,064.4
Gross Profit	$144.2	$247.5	$311.9	$423.6	$548.4	$652.6	$742.0	$800.2	$879.9
Adjusted EBITDA(1)	$42.7	$86.8	$134.7	$190.9	$268.1	$345.3	$417.3	$467.2	$537.6
(1)	Adjusted EBITDA is a non-IFRS measure defined as earnings before interest, taxes, depreciation and amortization as adjusted to exclude one-time charges and non-cash expenses.
Amryt Unlevered Free Cash Flow
Moelis calculated from the 2022 LRP the unlevered free cash flow for Amryt, which calculations were approved by Amryt management for use by Moelis in its financial analysis and were not made available to Chiesi or its financial advisor.
Amryt Unlevered Free Cash Flow (2022 LRP – Filsuvez U.S. Success Scenario)
($ in millions)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Unlevered Free Cash Flow(1)	$109.2	$41.0	$78.7	$117.7	$197.0	$275.2	$336.6	$379.7	$430.2
Amryt Unlevered Free Cash Flow (2022 LRP – Filsuvez U.S. Non-approval Scenario)
($ in millions)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Unlevered Free Cash Flow	$16.7	$47.7	$76.3	$105.3	$158.1	$225.9	$279.1	$304.9	$360.4
(1)
Unlevered free cash flow is a non-IFRS measure defined as Adjusted EBITDA, less cash tax expense, less share-based compensation adjustment, less milestones payments related to Filsuvez and AP103, less changes in working capital, less capital expenditures, plus cash benefit from net operating loss (“NOL”) utilization. Pursuant to the guidance of Amryt management, the cash benefit from NOL utilization includes the tax-effected utilization of Amryt Irish NOLs as of December 31, 2021 and does not include $182.9 million of U.S. NOLs, $26.4 million of German NOLs, or $3 million of UK NOLs due to uncertainty of recovery subject to profit recognition in various tax jurisdictions.

Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction
Amryt’s non-executive directors and executive officers may be deemed to have, similar to other transactions of this type, certain financial interests in the Transaction that may be different from, or in addition to, the interests of the Amryt shareholders generally. The members of the Amryt Board were aware of and considered these interests in reaching the determination to approve the agreement and recommend to the Amryt shareholders that they vote to approve the Proposals.
Amryt’s executive officers for purposes of the discussion below are Dr. Joseph A. Wiley (Chief Executive Officer) and Rory P. Nealon (Chief Financial Officer and Chief Operating Officer).
The exercise price of certain Irish Options held by the executive officers is in GBP. In calculating the United States Dollars equivalent for such exercise price reported for the executive officers, amounts in GBP have been converted to United States Dollars at the rate of exchange as published by The Wall Street Journal, Eastern Edition at the end of February 14, 2023.
Treatment of Equity and Equity-Based Awards
For information regarding beneficial ownership of Amryt Ordinary Shares, Amryt ADSs and equity-based awards by each of Amryt’s non-executive directors and named executive officers and all of the directors and executive officers as a group, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management” in

this scheme circular. Each of Amryt’s non-executive directors and executive officers will be entitled to receive, for each Amryt Ordinary Share or Amryt ADS he or she holds, the same Transaction Consideration as other shareholders as described in the section entitled “The Transaction Agreement—Scheme Consideration to Amryt Shareholders” in this scheme circular.
As described further in the section entitled “The Transaction Agreement—Treatment of Equity and Equity-Based Awards” in this scheme circular, subject to all required withholding taxes, treatment of all equity-based awards granted to Amryt’s non-executive directors and executive officers under the Transaction is as follows:
•
Each Option (other than the Irish Options, the Specified Options and the Israeli Options) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will vest in full and be automatically canceled, and converted into a right to receive at the Effective Time a cash payment equal to the “in-the-money” value of the Option based on the value of the Per Share Cash Consideration or Per ADS Cash Consideration, as applicable, and the same CVRs to which holders of Amryt Ordinary Shares or Amryt ADSs are entitled.

•
Each Specified Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and be canceled and converted into the right to receive at the Effective Time the same CVRs per Amryt ADS subject to such Specified Option and any subsequent payment in respect thereof will be reduced by an amount equal to the excess of the exercise price over the Per ADS Cash Consideration payable to holders of Amryt ADSs.

•
Each Irish Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and each holder of such option will be caused to exercise, or be deemed to have exercised, their Irish Options, within a specified period effective immediately prior to the Scheme Record Time and conditional upon the sanction of the Court of the Scheme of Arrangement and any resulting Amryt Ordinary Shares (or converted number of Amryt Ordinary Shares for Irish Options subject to Amryt ADSs) acquired on exercise will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement, and any Irish Options not exercised or deemed to have been exercised within the specified period will lapse and cease to be exercisable in accordance with their terms.

•
Each Irish PSU Award that is outstanding immediately prior to the Scheme Record Time, whether vested or unvested, will, conditional upon the sanction of the Court to the Scheme of Arrangement, become vested (with the number of Amryt Ordinary Shares that so vest determined based on the greater of target performance and actual performance, pursuant to the terms of such Irish PSU Award), and holders of such Irish PSU Awards will receive the corresponding number of Amryt Ordinary Shares (with the number of Amryt Ordinary Shares subject to such Irish PSU Awards determined based on the greater of target performance and actual performance pursuant to the terms of such Irish PSU Award), and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement. The nominal value in respect of the Amryt Ordinary Shares issued in settlement of the Irish PSU Awards shall be funded by Amryt DAC, a subsidiary of Amryt.

•
Payments made to holders of Israeli Options will be delivered to the trustee appointed by Amryt for the purpose of the Israeli sub-plan governing such awards and may be held by the trustee until the lapse of the mandatory holding period of two years from the date of grant of such Israeli Options, as appropriate based on the Israeli Tax law and any options tax ruling to be obtained from the Israel Tax Authorities.

The following table sets forth the number of Options, Specified Options, Irish Options, Israeli Options and Irish PSU Awards held by each of Amryt’s non-executive directors and executive officers as of February 16, 2023, the latest practicable date to determine such amounts before the date of this scheme circular, and the cash amounts payable (on a pre-tax basis) in respect thereof.
The amounts reflected in the table below include the value of Options, Specified Options, Irish Options, Israeli Options and Irish PSU Awards. These awards were granted over Amryt Ordinary Shares (with an ability to convert into Amryt ADSs). Each Option, Specified Option, Irish Option or Israeli Option (to the extent that it is in-the-money) is valued based on the difference between the per share exercise price of such option and the value of the Transaction Consideration, valued at $3.40 per Amryt Ordinary Share (comprising the Per Share Cash Consideration of $2.90 and a maximum of $0.50 payable per Amryt Ordinary Share under the Per Share CVR Consideration), as described further in the section entitled “The Transaction Agreement—Scheme Consideration to Amryt Shareholders” in this scheme circular. To the extent any Irish Options has an exercise price (expressed on a per share or per ADS basis, as applicable) not in United States Dollars, such exercise price, for the purpose of calculating payments due to the relevant individuals in the table below, is converted into United States Dollars at the rate of exchange as published by The Wall Street Journal, Eastern Edition at the end of February 14, 2023.
	Options, Specified Options, Irish Options, Israeli Options			Irish PSU Awards
Name	(# Amryt Ordinary Shares)	Cash Consideration ($)(1)	Maximum CVR Consideration ($)(2)	(# Amryt Ordinary Shares)(3)	Cash Consideration ($)(1)	Maximum CVR Consideration ($)(2)	Total ($)(4)
Executive Officers
Dr. Joseph A. Wiley	16,300,710	$20,988,811	$8,150,355	830,200	$2,407,580	$415,100	$31,961,846
Rory P. Nealon	11,630,923	$15,050,812	$5,815,462	572,800	$1,661,120	$286,400	$22,813,794
Non-Executive Directors
Raymond T. Stafford	707,000	$755,200	$353,500	—	—	—	$1,108,700
George P. Hampton, Jr.	707,000	$755,200	$353,500	—	—	—	$1,108,700
Raj Kannan	1,686,000(5)	$1,356,658	$843,000	—	—	—	$2,199,658
Dr. Roni Mamluk	1,652,440(6)	$1,608,341	$825,293	—	—	—	$2,433,634
Dr. Alain H. Munoz	707,000	$755,200	$353,500	—	—	—	$1,108,700
Donald K. Stern	707,000	$755,200	$353,500	—	—	—	$1,108,700
Dr. Patrick V.J.J. Vink	707,000	$755,200	$353,500	—	—	—	$1,108,700
Stephen T. Wills	707,000	$755,200	$353,500	—	—	—	$1,108,700
(1)	Amounts presented in this column are exclusive of any payment pursuant to the CVRs.
(2)
Payment of CVR consideration is subject to achievement of applicable milestones under the CVRs. Amounts presented in this column assumes the achievement of both applicable milestones under the CVRs, is expressed as nominal value and not discounted for net present value.

(3)
The numbers of Amryt Ordinary Shares that so vest will be determined based on the greater of target performance and actual performance, pursuant to the terms of such Irish PSU Awards, and holders of such Irish PSU Awards will receive the corresponding number of Amryt Ordinary Shares which will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement. The number of Amryt Ordinary Shares vested under the Irish PSU Awards, for the purpose of the table above, is calculated based on the target performance (i.e., 100% of the number of ordinary shares subject to such Irish PSU Award) as actual performance will not be determined until after the date of this scheme circular but in no event will exceed 150% of the number of Amryt Ordinary Shares subject to such Irish PSU Award.

(4)	Amounts presented in this column are inclusive of payment in respect of, and assumes achievement of the milestones pursuant to, the CVRs.
(5)	Amounts exclude any options which are “out-of-the-money” (i.e. options with an exercise price that is equal to or greater than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable).
(6)
Amounts exclude any options which are “out-of-the-money” (i.e. options with an exercise price that is equal to or greater than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable) but include Specified Options granted to Dr. Mamluk to acquire 5,148 Amryt ADSs at an exercise price per Amryt ADS of $14.68.

Severance Entitlements
Each of Amryt’s non-executive directors and executive officers is subject to Amryt’s Directors’ Remuneration Policy as approved by Amryt’s shareholders in the general meeting in March 2022. In a change of control scenario, if each of the executive officers’ employment terminates other than for cause or if an executive officer resigns in certain circumstances, e.g., diminution of duties, the executive officer will be entitled to 24 months’ salary, his target bonus of 65% of 24 months’ salary (in the case of Mr. Rory Nealon, 50% of 24 months’ salary) and any unpaid benefits, vacation expenses and expense reimbursements. Pursuant to Dr. Joseph Wiley’s new employment agreement effective from December 2022, Dr. Wiley will be entitled to a target bonus of 70% of 24 months’ salary (instead of 65% of 24 months’ salary) if Amryt’s new Directors’ Remuneration Policy is subsequently approved by Amryt’s shareholders at the next general meeting or in connection with a change of control. The non-executive directors provide services by way of a letter of appointment with a notice period of three months in the event of termination of their appointment unless they are not re-appointed by Amryt’s shareholders at the next general meeting.
Tax Reimbursement Agreements
Amryt may enter into tax reimbursement agreements with Dr. Wiley and other officers who are not named executive officers, pursuant to which Amryt will agree to make tax reimbursement payments, subject to certain limitations, to such individuals to the extent such individuals are subject, in connection with the Transactions, to an excise tax imposed by Section 4999 of the Code in an amount that generally will place them in the same after-tax position that they would have been in if no excise tax had applied and no tax reimbursement payment had been made. The amount of any such tax reimbursement payment will be based on a number of factors and is uncertain.
New Management Arrangements
As of the date of this scheme circular, there are no employment, retention or other agreements, arrangements or understandings between any of Amryt’s non-executive directors or executive officers, on the one hand, and Chiesi, on the other hand, and the Transaction is not conditioned upon any of Amryt’s non-executive directors or executive officers entering into any such agreement, arrangement or understanding.
Continuing Employee Benefits
The Transaction Agreement provides that from the closing date through the 12 month anniversary of the closing date (such period being the “benefits continuation period”), Chiesi will provide, or will cause any of Chiesi’s subsidiaries or Amryt to provide, to each individual who is employed by Amryt and its subsidiaries immediately prior to the Effective Time, while such individual continues to be employed by Amryt, Chiesi or any of Chiesi’s subsidiaries (including subsidiaries of Amryt) during the benefits continuation period (collectively, the “affected employees”): (i) an annual base salary or wage rate that is not less than the annual base salary or wage rate provided to such affected employee immediately prior to the Effective Time, (ii) short-term and long-term incentive compensation opportunities (including the value of equity or equity-based incentives, which value may be provided in the form of non-equity based incentives, but excluding any change in control, retention, sale bonus or other special or non-recurring plans, programs and arrangements) and other employee benefits (excluding any equity or equity-based compensation, change in control, retention, sale bonus or any special or non-recurring plans, programs and arrangements and any retiree or post-termination health or welfare benefits or defined benefit pension benefits) that are, in each case, substantially comparable in the aggregate to such incentive compensation opportunities and such employee benefits that were provided to such affected employee immediately prior to the Effective Time, which obligation may be satisfied with respect to any particular compensation or benefit through the maintenance of an Amryt benefit plan that provides such compensation or benefits (e.g., commission plans). During the benefits continuation period, Chiesi will, or will cause its subsidiaries or Amryt to, provide severance benefits to any affected employee that are no less favorable than the severance benefits provided to similarly-situated employees of Chiesi or any of its subsidiaries.
In addition, Chiesi will, or will cause any of Chiesi’s subsidiaries or Amryt to, pay, in accordance with the terms of any Amryt benefit plan or the relevant contract of employment, to each affected employee who participates in an annual incentive plan or similar incentive plan in respect of the fiscal year in which the closing occurs a cash bonus in respect of such fiscal year based on actual performance, prorated based on the number of calendar days elapsed during such fiscal year through the closing date, payable at the time such bonus would otherwise have been paid (or, if earlier, upon such service provider’s termination from service). Notwithstanding the above, Chiesi, or any of Chiesi’s subsidiaries or Amryt, will be obligated to continue to employ any Amryt employee, who is employed by Amryt and its subsidiaries immediately prior to the Effective Time, for any period of time following the Effective Time.
As of the closing date, pre-existing employment contracts will continue in place with the relevant Amryt entity.
Indemnification; Directors’ and Officers’ Insurance
Chiesi has agreed, to the fullest extent permitted under applicable law, that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as of January 8, 2023, in favor of the current or former directors or officers of Amryt or its subsidiaries as provided for in their respective articles of association, organizational documents or in any agreement or deed of indemnity will survive the Transaction and continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, to the fullest extent permitted under applicable law, Chiesi must cause Amryt and its subsidiaries to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the articles of association or similar organizational documents of Amryt and its subsidiaries in effect as at January 8, 2023 or in any indemnification agreements of Amryt or its subsidiaries with any of their respective current or former directors or officers in effect as at January 8, 2023, and to the fullest extent permitted under applicable law must not permit Amryt or any of its subsidiaries to amend, repeal or otherwise modify any such provisions or any such indemnification agreements or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of Amryt or its subsidiaries in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Amryt or any of its subsidiaries, provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any proceeding pending or asserted or any claim made within such period will continue until the disposition of such proceeding or resolution of such claims. Following the closing, Chiesi must cause Amryt to comply with such terms.
In addition, Amryt will, prior to the Effective Time, purchase a six-year prepaid “tail policy” with coverage, benefits and terms no less favorable to Amryt or any of its subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time, subject to certain premium thresholds. For additional information see the section entitled “The Transaction Agreement—Indemnification” in this scheme circular.
Quantification of Payments and Benefits
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Amryt’s named executive officers that is based on or otherwise relates to the Transaction and that will or may be paid or become payable to the named executive officer either immediately at the Effective Time (i.e., on a “single-trigger” basis) or in the event of a qualifying termination of employment in connection with the Transaction (i.e., on a “double-trigger” basis). This compensation is referenced as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein and in the footnotes to the table. As a result, the actual amounts, if any, that the named executive officers receive may materially differ from the amounts set forth in the table.
The table below assumes that (1) the consummation of the Transaction constitutes a change in control for purposes of the applicable compensation plan or agreement; (2) the closing date will occur on April 1, 2023 (which is the assumed closing date of the Transaction solely for purposes of the disclosure in this section); (3) each named executive officer’s employment will terminate other than for cause or the named executive officer will resign in certain circumstances, e.g., diminution of duties, entitling them to severance benefits under Amryt’s Directors’ Remuneration Policy, as described in the section entitled “Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction—Severance Entitlements” in this scheme circular and (4) the value of the vesting acceleration of the named executive officer’s equity-based awards is calculated using the amount to be paid for an Amryt Ordinary Share or an Amryt ADS, as applicable and includes any cash consideration and any CVRs which may be issued in respect of equity or any equity-based awards (assuming the achievement of both applicable milestones under the CVRs). The amounts in the table below do not include any value ordinarily received in respect of Irish Options and Irish PSU Awards held by the named executive officers that have vested or are expected to vest prior to the assumed closing date of the Transaction.

Potential Payments to Named Executive Officers
	Cash ($)(1)	Equity ($)(2)	Pension NQDC ($)(3)	Tax reimbursement ($)(4)	Total ($)
Named Executive Officers
Dr. Joseph A. Wiley	$2,720,381	$17,079,509	$118,674	$767,000	$20,685,564
Rory P. Nealon	$1,641,726	$11,784,400	$53,356	—	$13,479,482
(1)
The cash amounts included in this column represents “double-trigger” severance benefits paid pursuant to the terms of the executive employment agreements, as further described above in the section entitled “Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction—Severance Entitlements” in this scheme circular. The table below sets forth the breakdown of these cash payments.

(2)
The amounts listed in this column represents the cash value of the “single-trigger” vesting acceleration that the named executive officers will receive with respect to his Irish Options and Irish PSU Awards (including any payment of CVR consideration assuming the achievement of both applicable Milestones under the CVRs), as further described above in the section titled “The Transaction Agreement—Treatment of Equity and Equity-Based Awards” above. The number of Amryt Ordinary Shares vested under the Irish PSU Award, for the purpose of the table above, is calculated based on the target performance (i.e., 100% of the number of ordinary shares subject to such Irish PSU Award) as actual performance will not be determined until after the date of this scheme circular but in no event will exceed 150% of the number of Amryt Ordinary Shares subject to such Irish PSU Award. The estimated value of each such benefit is shown in the table below.

(3)
The amounts listed in this column represents the cash value of “double-trigger” pension benefit enhancements that the named executive officers will receive. Dr. Wiley will be entitled to 10% of 18 months’ salary and Mr. Nealon will be entitled to 10% of 12 months’ salary.

(4)
The amounts in this column represent an estimate of the maximum tax reimbursement that could be paid to the individual, as described further above in the section titled “Interests of Amryt’s Non-Executive Directors and Executive Officers in the Transaction—Tax Reimbursement Agreements”. Some of the amounts in this column may never be paid due to the triggering event not occurring. At this time, the amount of such tax reimbursement payments is uncertain and the amounts in this column are only an estimate.

	Severance Payment – 24 Months’ Salary	Severance Payment – Target Bonus (70%/50% of 24 Months’ Salary)	Severance Payment – Others (Unpaid Benefits, Vacation Expenses, Expense Reimbursements)
Named Executive Officers	Salary ($)	Target Bonus ($)	Other ($)	Total ($)
Dr. Joseph A. Wiley	$1,582,324	$1,107,627	$30,429	$2,720,381
Rory P. Nealon	$1,067,122	$533,561	$41,043	$1,641,726
	Irish Options		Irish PSU Awards
Named Executive Officers	Cash Consideration ($)	Maximum CVR Consideration ($)	Cash Consideration ($)	Maximum CVR Consideration ($)	Total ($)
Dr. Joseph A. Wiley	$10,258,179	$3,998,650	$2,407,580	$415,100	$17,079,509
Rory P. Nealon	$7,078,180	$2,758,700	$1,661,120	$286,400	$11,784,400
Regulatory and Court Approvals Required for the Transaction
Completion of the Transaction is conditional on, among other things, (i) required antitrust and foreign investment law clearances and (ii) sanction of the Scheme of Arrangement by the Court.
Antitrust and Foreign Investment Law Matters
Under the HSR Act, certain transactions may not be completed until certain information and materials have been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and the applicable HSR Act waiting period requirements have been satisfied.
The Transaction is subject to the provisions of the HSR Act and therefore cannot be completed until each of Chiesi and Amryt file a notification and report form with the DOJ and the FTC under the HSR Act and the applicable waiting period (and any extension thereof) has expired or been terminated. The waiting period under the HSR Act applicable to the Transaction is 30 calendar days, unless the waiting period is terminated earlier, extended or restarted. If the DOJ or FTC issues a request for additional information and documentary materials (which we refer to as a “Second Request”), the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with such Second Request, unless the waiting period is terminated earlier. The parties may also agree with the DOJ or FTC to not consummate the Transaction for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m., Eastern time, in the U.S. on the next day that is not a Saturday, Sunday or federal holiday.

Chiesi and Amryt each filed a notification and report form with respect to the Transaction with the DOJ and the FTC under the HSR Act on February 2, 2023. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern time, on March 6, 2023, unless extended or earlier terminated.
The Transaction is also conditioned on the receipt of approvals or clearances under the applicable antitrust and foreign investment laws of certain specified jurisdictions.
The Transaction is further conditioned on there not having been issued by a court or governmental authority of competent jurisdiction, an order that remains in effect and prohibits consummation of the Transaction, and the absence of any law that remains in effect and prohibits or makes illegal the consummation of the Transaction.
At any time before or after consummation of the Transaction, the DOJ, the FTC, state attorneys general or non-U.S. authorities could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to preliminarily or permanently enjoin the Transaction, seeking divestiture of substantial assets of Chiesi or Amryt, requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights, or requiring the parties to agree to other actions or remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances, including by seeking to intervene in the regulatory process, to litigate to enjoin or overturn regulatory approvals, or to bring private actions to enjoin the Transaction. In addition, one or more governmental bodies could take such action under foreign investment laws as it deems necessary or desirable in order to mitigate any identified national security or public order concerns, including seeking divestiture of assets or operations, the safeguarding of intellectual property rights, the protection of sensitive information from unauthorized access, requiring the parties to continue to provide strategic capabilities, or requiring the parties to agree to other remedies. Any of these actions could impede or preclude obtaining regulatory approvals or consummating the Transaction.
Chiesi and Amryt have each agreed to use their respective reasonable benefit efforts to obtain the regulatory approvals required to consummate the Transaction, subject to certain limitations as set forth in the Transaction Agreement. Although Amryt expects that required antitrust and foreign investment law clearances will be obtained, there can be no assurances that these regulatory clearances and approvals will be timely obtained, obtained at all, or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions, restrictions, qualifications, requirements or limitations on the consummation of the Transaction, that could result in the conditions to the Transaction not being satisfied. There can be no assurances that a challenge to the Transaction will not be made or that, if a challenge is made, Amryt will prevail.
Court Approval
The Scheme of Arrangement requires the approval of the Court, which involves an application by Amryt to the Court to sanction the Scheme of Arrangement.
For a description of the commitments made by Amryt and Chiesi to obtain the necessary regulatory and Court approvals for the Transaction, see the section entitled “The Transaction Agreement—Efforts to Complete the Transaction” in this scheme circular. There can be no assurance that the requisite approvals will be obtained on a timely basis or at all.
Accounting Treatment
The Transaction is anticipated to be accounted for as an acquisition of a business, pending final assessment upon closing of the Transaction. Chiesi anticipates that it will record in its consolidated financial statements assets acquired and liabilities assumed from Amryt primarily at their respective fair values at the date of closing of the Transaction. Any excess consideration is anticipated to be recorded to goodwill. The consolidated financial statements of Chiesi after closing of the Transaction will include the assets acquired and liabilities assumed at the acquisition date and Amryt business economic results after closing of the Transaction but will not be restated retroactively to reflect the historical financial condition or results of operations at Amryt.
Delisting and Deregistration of Amryt ADSs
Following the consummation of the Transaction, Amryt ADSs will be delisted from Nasdaq and deregistered under the Exchange Act, and Amryt will no longer be required to file periodic reports with the SEC.
No Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of Amryt Ordinary Shares and Amryt ADSs under the laws of England and Wales in connection with the Transaction.

THE TRANSACTION AGREEMENT
Explanatory Note Regarding the Transaction Agreement
The following is a summary of certain material terms of the Transaction Agreement and is qualified in its entirety by reference to the complete text of the Transaction Agreement, which is included as Annex A to this scheme circular and is incorporated herein by reference in its entirety. This summary is not intended to provide you with any other factual information about Amryt or Chiesi. You are urged to read the Transaction Agreement carefully and, in its entirety, as well as this scheme circular before making any decisions regarding the Transaction.
The Transaction Agreement contains representations and warranties by each of the parties to the Transaction Agreement. These representations and warranties have been made: (i) solely for the benefit of the parties to the Transaction Agreement; (ii) have been made only for purposes of the Transaction Agreement; (iii) have been qualified by certain documents filed with, or furnished to, the SEC by Amryt since January 1, 2020; (iv) have been qualified by confidential disclosures made to Amryt or Chiesi, as applicable, in connection with the Transaction Agreement; (v) are subject to materiality qualifications contained in the Transaction Agreement that may differ from what may be viewed as material by investors; (vi) were made only as of January 8, 2023 or such other date as is specified in the Transaction Agreement; and (vii) have been included in the Transaction Agreement for the purpose of allocating risk between Amryt and Chiesi, rather than establishing matters as facts.
You should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Amryt or Chiesi or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after January 8, 2023, which subsequent information may or may not be fully reflected in Amryt’s public disclosures. Accordingly, the representations and warranties and other provisions of the Transaction Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this scheme circular and in the documents incorporated by reference into this scheme circular. See the section entitled “Where You Can Find More Information” in this scheme circular.
Structure of the Transaction
The Transaction Agreement provides that, subject to the satisfaction or waiver of the conditions to the completion of the Transaction, Chiesi will acquire the entire issued and to be issued share capital of Amryt pursuant to a scheme of arrangement, under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”). Upon completion of the Transaction, Amryt will be a direct, wholly owned subsidiary of Chiesi.
Closing and Effective Time
Unless Amryt and Chiesi agree otherwise, the closing of the Transaction (the “closing”) will take place as promptly as practicable (and in any event within three business days) following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions to the completion of the Transaction (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions). The date on which the closing actually occurs is referred to as the “closing date”.
The Scheme of Arrangement will become effective upon delivery by Amryt of the order of the Court sanctioning the Scheme of Arrangement (such order, the “Court Order”) to the Registrar of Companies in England and Wales.
Scheme Consideration to Amryt Shareholders
At the Effective Time, the holders of Amryt Ordinary Shares (including the Amryt Ordinary Shares held by the Depositary that underlie the outstanding Amryt ADSs) as of a record time of 6:00 p.m. (London time) on the business day immediately preceding the Effective Time will have the right to receive for each Amryt Ordinary Share held by them at such time an amount equal to: (a) $2.90 in cash, without interest (the “Per Share Cash Consideration”); and (b)(i) one Milestone 1 CVR (defined below) and (ii) one Milestone 2 CVR (defined below) (together, the “Per Share CVR consideration” and, together with the Per Share Cash Consideration, the “Per Share Consideration”). Because each Amryt ADS represents a beneficial interest in five Amryt Ordinary Shares, holders of Amryt ADSs will be entitled to receive: (a) $14.50 in cash, without interest (the “Per ADS Cash Consideration”) and (b)(i) five Milestone 1 CVRs and (ii) five Milestone 2 CVRs (together, the “Per ADS CVR Consideration” and, together with the Per ADS Cash Consideration, the “Per ADS Consideration”). The “Milestone 1 CVR” is a contractual contingent value right

(a “CVR”) representing the right to receive a contingent payment equal to $0.20 with respect to the achievement of Milestone 1 pursuant to and as defined in the CVR Agreement. The “Milestone 2 CVR” is a CVR representing the right to receive a contingent payment equal to $0.30 with respect to the achievement of Milestone 2 pursuant to and as defined in the CVR Agreement. Each of Milestone 1 and Milestone 2 is described in the section entitled “Agreements Related to the Transaction—CVR Agreement” in this scheme circular.
Following the Effective Time, each holder of Amryt Ordinary Shares will cease to have any rights with respect to such Amryt Ordinary Shares, except for the right in accordance with the Scheme of Arrangement to receive the Scheme Consideration in consideration therefor.
If, between January 8, 2023 and the Effective Time, the outstanding Amryt Ordinary Shares are changed into, or exchanged for, a different number or class of shares or securities by reason of any share dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a share or scrip dividend will be declared with a record date within such period, or any similar event occurs (or if the number of Amryt Ordinary Shares represented by each Amryt ADS is changed pursuant to the Deposit Agreement), then the Per Share Consideration and/or the Per ADS Consideration, as applicable, will be appropriately adjusted to provide to Chiesi and the holders of Amryt Ordinary Shares the same economic effect as contemplated by the Transaction Agreement prior to such event.
Treatment of Equity and Equity-Based Awards
At the Effective Time, subject to all required withholding taxes:
•
Each Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will vest in full and be automatically canceled, and converted into a right to receive at the Effective Time (i) a cash payment equal to the product of (A) the excess of the amount to be paid for an Amryt Ordinary Share or an Amryt ADS, as applicable, pursuant to the Transaction over the exercise price, multiplied by (B) the total number of Amryt Ordinary Shares or Amryt ADSs, as applicable, subject to such Option; and (ii) the same CVRs per Amryt Ordinary Share or Amryt ADS, as applicable, subject to such Option, provided that, other than the Specified Options, any Options with an exercise price that is equal to or greater than $14.50 per Amryt ADS or $2.90 per Amryt Ordinary Share, as applicable, will be automatically canceled without any payment.

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Each Specified Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and be canceled and converted into the right to receive at the Effective Time the same CVRs per Amryt ADS subject to such Specified Option and any subsequent payment in respect thereof will be reduced by an amount equal to the excess of the exercise price over the Per ADS Cash Consideration payable to holders of Amryt ADSs.

•
Each Irish Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will become fully vested and each holder of such option will be caused to exercise, or be deemed to have exercised, their Irish Options, within a specified period effective immediately prior to the Scheme Record Time and conditional upon the sanction of the Court of the Scheme of Arrangement and any resulting Amryt Ordinary Shares (or converted number of Amryt Ordinary Shares for Irish Options subject to Amryt ADSs) acquired on exercise will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement, and any Irish Options not exercised or deemed to have been exercised within the specified period will lapse and cease to be exercisable in accordance with their terms.

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Each RSU Award that is outstanding immediately prior to the Effective Time (other than the Irish RSU Awards and the Israeli RSU Awards), whether vested or unvested, will become fully vested and be canceled and converted into the right to receive (i) a cash payment equal to the product of (A) the amount to be paid for an Amryt Ordinary Share or an Amryt ADS, as applicable, pursuant to the Transaction, multiplied by (B) the total number of Amryt Ordinary Shares or Amryt ADSs, as applicable subject to such RSU Award, and (ii) the same CVRs per Amryt Ordinary Share or Amryt ADS, as applicable, subject to such RSU Award.

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Each Irish RSU Award that is outstanding immediately prior to the Scheme Record Time will, conditional upon the sanction of the Court of the Scheme of Arrangement, whether vested or unvested, become fully vested, and holders of such Irish RSU Award will receive the corresponding number of Amryt Ordinary

Shares (and if any Irish RSU Awards are subject to Amryt ADSs, will receive the corresponding number of Amryt Ordinary Shares at a conversion ratio of one Amryt ADS to five Amryt Ordinary Shares) subject to such Irish RSU Award immediately prior to the Scheme Record Time, and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement.
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Each PSU Award that is outstanding immediately prior to the Effective Time (other than the Irish PSU Awards), whether vested and unvested, will become vested (with the number of Amryt Ordinary Shares that so vest determined based on the greater of target performance and actual performance, pursuant to the terms of such PSU Award) and be canceled and converted into the right to receive (i) a cash payment equal to the product of (A) the amount to be paid for an Amryt Ordinary Share, pursuant to the Transaction, multiplied by (B) the number of Amryt Ordinary Shares subject to such PSU Award (determined based on the greater of target performance and actual performance, pursuant to the terms of such PSU Award), and (ii) the same CVRs per Amryt Ordinary Share subject to such PSU Award.

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Each Irish PSU Award that is outstanding immediately prior to the Scheme Record Time, whether vested or unvested, will, conditional upon the sanction of the Court to the Scheme of Arrangement, become vested (with the number of Amryt Ordinary Shares that so vest determined based on the greater of target performance and actual performance, pursuant to the terms of such Irish PSU Award), and holders of such Irish PSU Awards will receive the corresponding number of Amryt Ordinary Shares (with the number of Amryt Ordinary Shares subject to such Irish PSU Awards determined based on the greater of target performance and actual performance pursuant to the terms of such Irish PSU Award), and such Amryt Ordinary Shares will be acquired by Chiesi under the Transaction Agreement and the Scheme of Arrangement.

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Payments made to holders of Israeli Options and/or Israeli RSU Awards will be delivered to the trustee appointed by Amryt for the purpose of the Israeli sub-plan governing such awards and may be held by the trustee until the lapse of the mandatory holding period of two years from the date of grant of such Israeli Options or Israeli RSU Awards, as appropriate based on the Israeli Tax law and any options tax ruling to be obtained from the Israel Tax Authorities.

Consideration for Amryt Ordinary Shares
Prior to the closing, Chiesi will appoint a Rights Agent and a Paying Agent that is reasonably acceptable to Amryt (“Paying Agent”). Chiesi may satisfy its obligations in respect of the Amryt Ordinary Shares underlying the Amryt ADSs held by or on behalf of the Depositary by providing the Per ADS Consideration directly to the Depositary (or its nominee that is the shareholder of record in respect of such Amryt Ordinary Shares (the “Depositary custodian”)).
Prior to the closing, Amryt and Chiesi will establish procedures with the Depositary to ensure that: (i) the Depositary (or the Depositary custodian) will promptly deliver the Per ADS Consideration (net of the Amryt ADS Fees and applicable withholding taxes to be deducted from the Per ADS Cash Consideration) to each holder of an Amryt ADS; (ii) any funds unclaimed by holders of Amryt ADSs will be treated by the Depositary, as closely as reasonably possible, in the same manner as Amryt Ordinary Shares are treated by the Paying Agent with respect to other matters specified in the Transaction Agreement; and (iii) if reasonably practicable, the Per Share Consideration in respect of the Depositary shares will be delivered directly by Chiesi to the Depositary (or the Depositary custodian) rather than through the Paying Agent. If the parties reasonably deem necessary in furtherance of the establishment of such procedures, Amryt will enter into one or more amendments to the Deposit Agreement that are reasonably acceptable to the Depositary, and Amryt and Chiesi will deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith. Chiesi will bear the fees, charges and expenses that Amryt ADS holders are required to bear under the Deposit Agreement in connection with the Transaction, the cancellation of Amryt ADSs and the receipt of the Per ADS Consideration, but in no event will Chiesi be required to bear more than $0.05 per Amryt ADS. No interest will be paid or accrued on any amount payable in respect of Amryt ADSs.
Representations and Warranties
The Transaction Agreement contains representations and warranties by each of the parties to the Transaction Agreement. These representations and warranties have been made: (i) solely for the benefit of the other parties to the Transaction Agreement; (ii) have been made only for purposes of the Transaction Agreement; (iii) have been qualified by certain documents filed with, or furnished to, the SEC by Amryt since January 1, 2020; (iv) have been qualified by confidential disclosures made to Amryt and Chiesi, as applicable, in connection with the Transaction Agreement; (v) are subject to materiality qualifications contained in the Transaction Agreement that may differ from what may be viewed as material by investors; (vi) were made only as of January 8, 2023 or such other date as is specified in the Transaction Agreement; and (vii) have been included in the Transaction Agreement for the purpose of allocating risk between Amryt and Chiesi, rather than establishing matters as facts.
The Transaction Agreement contains substantially reciprocal representations and warranties of Amryt and Chiesi regarding, among other things:
•	corporate existence and power;
•	authority relative to the execution, delivery and performance of the Transaction Agreement, and the enforceability of the Transaction Agreement;
•
absence of conflicts with, or violations of, organizational documents and other agreements or obligations in connection with the execution, delivery and performance of the Transaction Agreement and the consummation of the Transaction and required governmental filings and consents;

•	the absence of certain material litigation, claims and actions;
•	compliance with applicable laws; and
•	broker’s, finder’s, financial advisor’s or similar fees payable in connection with the Transaction.
In addition, Amryt has further made representations and warranties regarding, among other things:
•	corporate existence and power of its subsidiaries;
•	capital structure;
•	SEC filings and financial statements contained in those filings;
•
absence of certain changes and events that would have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) from September 30, 2022;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;
•	conduct of business in the ordinary course of business from September 30, 2022 through January 8, 2023;
•	compliance with applicable permits since January 1, 2020;
•
certain regulatory matters relating to the products, product candidates and businesses of Amryt and its subsidiaries, including compliance with the U.S. Food, Drug and Cosmetic Act of 1938, as amended, other U.S. and foreign healthcare laws applicable to Amryt and its subsidiaries;

•	material contracts;
•	tax matters;
•	employee compensation and benefits matters;
•	labor matters;
•	intellectual property, data privacy and information security matters;
•	owned and leased real property;
•	environmental matters;
•	compliance with anti-bribery, anti-corruption and anti-money laundering laws;
•	absence of certain affiliate transactions;
•	the inapplicability of anti-takeover laws and regulations to the Transaction;
•	opinion from Amryt’s financial advisor; and
•	insurance policies.

In addition, Chiesi has further made representations and warranties regarding, among other things:
•	accuracy of information supplied or to be supplied for use in this scheme circular; and
•	sufficiency of funds to pay the consideration pursuant to the Transaction Agreement and CVR Agreement.
A “Material Adverse Effect” with respect to Amryt and its subsidiaries is defined in the Transaction Agreement to mean any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of Amryt and its subsidiaries, taken as a whole, excluding any such event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of or relating to any of the following:
•	any changes in economic conditions in the U.S. or any other country or jurisdiction or other general business, financial or market conditions;
•	any changes in conditions generally affecting the industry in which Amryt or any of its subsidiaries operate,
•	fluctuations in the value of any currency;
•
regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets (including changes in interest or inflation rates), in each case in the U.S. or any other country or jurisdiction;

•
any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any applicable law of or by any governmental authority or any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations;

•	any changes or prospective changes in International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (or authoritative interpretations thereof);
•	geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing;
•
any epidemic, pandemic (including COVID-19), any hurricane, earthquake, flood, calamity or other natural disasters, acts of God, any change resulting from weather conditions or any other force majeure event (or any worsening of any of the foregoing);

•
any decline, in and of itself, in the market price or trading volume of the Amryt ADSs or any other outstanding security or debt obligation of Amryt (except that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition may be taken into account);

•
any failure, in and of itself, by Amryt or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (except that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition may be taken into account);

•
the execution and delivery of the Transaction Agreement, the public announcement or the pendency of the Transaction Agreement or the pendency or completion of the transactions contemplated by the Transaction Agreement, the taking of any action required by the Transaction Agreement, or the identity of, or any facts or circumstances relating to, Chiesi or any of its subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Amryt or any of its subsidiaries with governmental authorities, customers, suppliers, partners, distributors, payors, officers, employees or other material business relations (except that such factors may be taken into account with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of the Transaction Agreement or the completion of the Transaction);

•	any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to the Transaction Agreement or the Transaction;
•	the availability or cost of financing to Chiesi or any of its subsidiaries or any breach by Chiesi of the Transaction Agreement; or

•
with respect to any Amryt product or product candidate, to the extent not involving any wrongdoing by Amryt or its subsidiaries: (A) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing or any adverse finding from a dispute resolution process with any governmental authority; (B) any pre-clinical or clinical studies, tests or results or announcements thereof; (C) any decision or action by any governmental authority (or other payor) with respect to pricing and/or reimbursement; (D) any delay, hold or termination of any clinical trial or any planned application for marketing approval; or (E) any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations (other than with respect to Amryt products that have received marketing approval) (except that effects and events that result in a broad based product recall of, or withdrawal from the market of, any Amryt product may be taken into account notwithstanding this clause).

However, the matters referred to in the first eight bullet points above may be taken into account (to the extent not excluded by another clause of the definition) to the extent that the impact on Amryt and its subsidiaries, taken as a whole, is materially and disproportionately adverse relative to the impact of such matters on companies operating in the industry in which Amryt and its subsidiaries operate, and then solely to the extent of such disproportionate impact.
A “Material Adverse Effect” with respect to Chiesi is defined in the Transaction Agreement to mean any event, change, effect, circumstance, fact, development or occurrence that would reasonably be expected to prevent, materially delay or materially impair the ability of Chiesi to perform its obligations under the Transaction Agreement or the CVR Agreement or consummate the Transaction or the other transactions contemplated by the Transaction Agreement or by the CVR Agreement.
Covenants Regarding Conduct of Business by Amryt Pending the Effective Time
Interim operating covenants
Amryt has agreed to conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to preserve intact its business organization and business relationships. Amryt has also agreed to certain restrictions on the conduct of its business between January 8, 2023 and the Effective Time which apply unless Chiesi consents in writing (which consent may not be unreasonably withheld, conditioned or delayed, other than with respect to any actions contemplated by the first four bullet points listed below) or unless the relevant action or inaction is prohibited or required by applicable law or was otherwise required or expressly contemplated by the Transaction Agreement, as described more specifically in the next paragraph.
Unless prohibited or required by applicable law or otherwise required or expressly contemplated by the Transaction Agreement, Amryt agreed that it will not, and will cause its subsidiaries not to, subject to certain exceptions, among other things, do the following:
•
adopt or propose any change to its certificate of incorporation, articles of association or other organizational or constitutional documents (whether by merger, consolidation or otherwise) or the Deposit Agreement;

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acquire (including by merger, consolidation, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any securities of or other equity interest in or assets comprising a business or division, or otherwise engage in any consolidations or business combinations, except for: (A) transactions solely between Amryt and a wholly owned subsidiary of Amryt or solely between wholly owned subsidiaries of Amryt; or (B) any transaction involving cash consideration of less than $5 million (including any “earnout”, deferred or contingent payments) in the aggregate for all such transactions;

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authorize, declare, set aside, make or pay any dividends or distribution with respect to its shares or other equity securities (including any Amryt ADS) (subject to exceptions) or enter into any agreement or arrangement with respect to voting or registration;

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split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of its share capital or other equity securities, or redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other equity securities or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity securities, subject to certain exceptions, including: (A) the acceptance of Amryt Ordinary Shares or Amryt ADSs as payment of the exercise price of Share Options or for withholding taxes in respect of Share Options, in each case that are outstanding as of January 8, 2023 or that are granted after January 8, 2023 not in violation of the Transaction Agreement; (B) certain intercompany transactions; and (C) certain actions under the Deposit Agreement;
•
issue, deliver, grant, sell, pledge, dispose of, charge, mortgage or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition, charging, mortgaging or encumbrance of, any shares, voting securities or other equity securities (including any Amryt ADS) in Amryt or any subsidiary of Amryt or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Share Option under any existing Amryt equity incentive plan and sub-plan (each an “Amryt Equity Plan”) or otherwise (except as otherwise provided by the terms of any Amryt employee benefit plan as in effect and outstanding as of January 8, 2023), other than: (A) issuances or grants of Amryt Ordinary Shares, Amryt ADSs or other securities as required pursuant to equity awards or obligations under Amryt Equity Plans outstanding on January 8, 2023 in accordance with the terms of the applicable Amryt Equity Plan in effect on January 8, 2023 or granted after January 8, 2023 and not in violation of the Transaction Agreement; (B) sales of Amryt Ordinary Shares or Amryt ADSs pursuant to the exercise of Share Options or settlement of Amryt RSUs or Amryt PSUs if necessary to effectuate an optionee or award holder’s direction upon exercise or pursuant to the settlement of Share Options, Amryt RSUs or Amryt PSUs in order to satisfy tax withholding obligations, in each case as in effect and outstanding as of January 8, 2023; (C) certain intercompany transactions; (D) certain actions under the Deposit Agreement; or (E) actions required to be taken under the indenture (defined below) in accordance with its terms;

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except as required by any Amryt employee benefit plan as in existence as of January 8, 2023 or established after January 8, 2023 not in contravention of the terms of the Transaction Agreement or as required by applicable law: (A) increase the compensation or benefits or severance payable or to become payable to any current or former director, officer, employee or other individual service provider of Amryt or any of its subsidiaries (“relevant service provider”); (B) grant or pay or commit to grant or pay to any relevant service provider any equity-based compensation bonus (except as otherwise provided in the Transaction Agreement), bonuses, incentive compensation, retention awards or increases in severance or termination pay; (C) establish, adopt, enter into, amend in any material respect or terminate any collective bargaining agreement or Amryt employee benefit plan; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Amryt employee benefit plan or Amryt Equity Plan; (E) terminate the employment of any relevant service provider earning annual fees or annual compensation in excess of $200,000, other than for cause (as defined in the Amryt Equity Plans); (F) hire (other than in connection with replacing a departing relevant service provider on terms and conditions of employment that are materially the same as those of such departing relevant service provider) or promote any new relevant service provider earning annual fees or annual compensation in excess of $200,000; (G) provide any funding for any rabbi trust or similar arrangement; or (H) enter into a contract or relationship with a professional employer organization;

•
liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization, or adopt any plan or resolution, or take any other action providing for any of the foregoing other than the winding up and dissolution of dormant or immaterial subsidiaries of Amryt;

•
make any loans, advances or capital contributions to, or investments in, any other person, except for: (A) certain intercompany transactions; (B) advances for reimbursable employee expenses in the ordinary course of business; (C) the extension of trade credit in the ordinary course of business; (D) investments in cash equivalents and marketable securities in the ordinary course of business; or (E) loans, advances, capital contributions or investments in entities not listed on a national securities exchange not to exceed $5 million in any transaction or series of related transactions;

•
sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any lien (other than permitted liens), any of its material properties, rights or assets (including shares in the capital of Amryt or its subsidiaries), except: (A) dispositions of obsolete or worthless equipment in the ordinary course of business; (B) non-exclusive licenses of Amryt intellectual property or Amryt products or product candidates entered into in the ordinary course of business; (C) certain intercompany transactions; (D) sales of Amryt products in the ordinary course of business; or (E) in an amount not to exceed $5 million for all such transactions entered into in reliance on this clause (E);

•
other than for contracts implementing an action or omission Amryt is otherwise permitted to enter into under the other clauses of this section, and other than in the ordinary course of business, enter into any contract that would be a material contract (as defined in the Transaction Agreement) if in effect on January 8, 2023, or materially modify, materially amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business or termination at the end of the contract term in accordance with the terms of the contract) any such material contract;

•
make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures except: (A) in amounts contemplated by Amryt’s capital budget provided to Chiesi prior to signing the Transaction Agreement; (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident; or (C) pursuant to contracts in effect January 8, 2023;

•
waive, release, assign, compromise or settle any proceeding to which Amryt or any of its subsidiaries is a defendant, other than the compromise or settlement of any proceeding that: (A) provides for the payment by Amryt or its subsidiaries of an amount in cash not to exceed $500,000 individually or $2 million (or any greater amount reflected or established as a reserve for such proceeding on an Amryt specified balance sheet) in the aggregate; (B) does not impose any injunctive relief on Amryt or its subsidiaries (other than customary confidentiality and de minimis contractual obligations that are incidental to an award of monetary damages) and does not involve the admission of wrongdoing by Amryt or any of its subsidiaries; or (C) does not provide for the license of any material intellectual property rights or the termination or modification or amendment of any license of material Amryt intellectual property;

•
make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or applicable law;

•
make or change any material tax election change any tax accounting period, adopt or change any material method of tax accounting, make any amendment to any tax return that would have a material effect on taxes, file any material tax return that is materially inconsistent with a previously filed tax return of the same type for a prior taxable period, settle or compromise any material liability for taxes or any tax proceeding relating to a material amount of taxes, enter into any advance pricing agreement or “closing agreement” within the meaning of Section 7121 of the Internal Revenue Code of 1986 (or any similar provision of state, local or non-U.S. law), request any ruling from any taxing authority (except as permitted in the Transaction Agreement), surrender any right to claim a material refund of taxes, assume any liability for a material amount of taxes of any other person by contract (other than a contract entered into in the ordinary course of business that is not primarily related to taxes) or request or otherwise agree to a material extension or waiver of the statute of limitations with respect to a material amount of taxes;

•
incur, assume, guarantee, endorse or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities, except for: (A) intercompany debt; (B) currency derivatives in the ordinary course of business not for speculative purposes; (C) the incurrence of indebtedness under Amryt’s revolving credit facility in the ordinary course of business; or (D) the incurrence of other indebtedness not to exceed $5 million at any one time outstanding in reliance of this clause (D);

•
enter into any transactions or contracts with any affiliate or other person that would be required to be disclosed by Amryt under Item 404 of Regulation S-K of the SEC other than any actions permitted by the clauses of this section applicable to employee compensation and employee equity awards;

•	adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement with respect to Chiesi;
•
redeem, repurchase, defease or prepay any indebtedness for borrowed money or any derivative financial instruments or arrangements, except: (A) at maturity; (B) the termination and settlement of currency derivatives; and (C) intercompany debt;

•
other than in the ordinary course of business consistent with past practice: (A) acquire or agree to acquire any real property or enter into any lease or sublease of real property; (B) sell, assign, dispose of, surrender or exercise any right to terminate any lease or sublease of real property; (C) materially modify or amend or exercise any right to renew any lease, or waive any material term or condition thereof or grant any material consents thereunder, in each case, except as would not be adverse to Amryt or its subsidiaries in any material respect; or (D) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any real property leased by Amryt or any subsidiary of Amryt, or any interest therein (other than a permitted lien);
•
enter into or become bound by, or amend, modify, terminate or waive any contract related to the acquisition or disposition or grant of any license with respect to material intellectual property rights, other than amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, or otherwise encumber any material Amryt intellectual property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than: (A) non-exclusive licenses of (x) Amryt intellectual property (other than patents on a stand-alone basis) or (y) Amryt products, in each case entered into in the ordinary course of business consistent with past practice; and (B) distribution rights for Amryt products made or entered into in the ordinary course of business; or

•	agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Amryt will not be prohibited from taking commercially reasonable actions that would otherwise require the prior written consent of Chiesi under this section to the extent that Amryt reasonably deems such action to be necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or as may be reasonably necessary to address: (A) significant risks to human health or safety; or (B) material damage to the environment, material equipment or other material assets of Amryt and its subsidiaries. Amryt and its subsidiaries may take commercially reasonable actions in response to the actual or anticipated effects of COVID-19 or any COVID-19 measures (in the case of any actions take outside of the ordinary course business, subject to reasonable consultation with Chiesi in advance of taking such actions to the extent reasonably practicable).
Restrictions on certain strategic transactions
Amryt and Chiesi each will not, and will cause their respective subsidiaries not to, directly or indirectly, acquire, purchase, lease or license or otherwise enter into a transaction or contract with any business that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more products or product candidates of the other party, if doing so would reasonably be expected to: (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the antitrust closing conditions (defined below); (ii) materially increase the risk of any governmental authority entering an order prohibiting or enjoining the completion of the Transaction; or (iii) otherwise prevent or materially delay the completion of the Transaction or the performance of Chiesi’s obligations under the CVR Agreement.
Efforts to Complete the Transaction
Amryt and Chiesi have each agreed to use reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to complete the Transaction as promptly as reasonably practicable, including: (i)(A) preparing and filing all documentation to effect all filings as are necessary, proper or advisable to complete the Transaction; (B) obtaining and maintaining all consents from any governmental authority or other third party that are necessary, proper or advisable to complete the Transaction and comply with the terms and conditions of each such consent; and (C) cooperating with the other parties to the Transaction Agreement in their efforts to comply with their obligations under the Transaction Agreement; and (ii) using reasonable best efforts to (A) defend any legal proceeding brought by any governmental authority or third party challenging the Transaction Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal completion of the Transaction and (B) contest any order that enjoins, restrains, prevents, prohibits or makes illegal completion of the Transaction. These obligations do not apply to the filings with or the consents of the Court to implement the Scheme of Arrangement.
In furtherance of the above obligations, Chiesi has agreed to take any and all actions necessary, proper or advisable to cause the expiration or termination of any waiting periods under any antitrust law or any foreign antitrust law applicable to the Transaction, and the receipt of all consents under applicable antitrust laws and foreign investment laws in respect of the Transaction, and to eliminate each and every impediment under any antitrust law or foreign investment law that is asserted by any governmental authority and permit and cause the satisfaction of the antitrust closing conditions (defined below) as promptly as reasonably practicable and in any event such that the Scheme of Arrangement can be sanctioned by the Court at least three business days prior to the end date (as defined below), including proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise: (i) the sale, license, assignment, transfer, divestiture, holding separate or other disposition of any assets, business or portion of business of Amryt, Chiesi or any of their subsidiaries; or (ii) any conduct of business restrictions on Amryt, Chiesi or any of their subsidiaries.
Notwithstanding the above, neither Chiesi nor any of its respective affiliates will be required to, and Amryt will not, and will cause its subsidiaries not to, without the prior written consent of Chiesi, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order relating to: (A) Chiesi or any of its subsidiaries or any of their respective assets or businesses that would, individually or in the aggregate, have a material adverse effect on Chiesi and its subsidiaries (without giving effect to the Transaction), taken as a whole; or (B) Amryt or any of its subsidiaries or any of their respective assets or businesses that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Amryt and its subsidiaries, taken as a whole. In no event will Chiesi, Amryt or any of their respective subsidiaries be required to effect any such requirement, condition, limitation, understanding, agreement or order that is not conditioned upon the completion of the Transaction.
Chiesi is solely responsible for determining the clearance strategy for required consents under applicable antitrust laws and foreign investment laws, so long as Chiesi exercises such right in good faith consistent with its obligations under the transaction agreement and promptly consults with Amryt and considers in good faith Amryt’s views and comments in connection therewith.
Efforts to Implement the Scheme of Arrangement
In order to implement the Scheme of Arrangement, Amryt has agreed to, among other matters:
•	cooperate with Chiesi in the preparation of this scheme circular;
•	cooperate with Chiesi in the preparation of any documents to be submitted to the Court in connection with the Scheme of Arrangement; and
•	make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement as promptly as reasonably practicable.
Amryt will also otherwise generally use reasonable best efforts to cooperate fully and in good faith with Chiesi, its subsidiaries and their respective representatives in preparing the documentation for the Court Meeting, General Meeting and Court hearings, convening and holding the Court Meeting and General Meeting and obtaining the sanction of the Court, and Chiesi is subject to a similar reciprocal obligation.
Amryt has agreed to hold the Court Meeting and General Meeting as soon as reasonably practicable after January 8, 2023 (and in any event no later than 50 days after the mailing of this scheme circular) and, unless the Amryt Board has effected an Amryt adverse recommendation change, to use its reasonable best efforts to obtain Amryt shareholder approval for the Scheme Proposal and the Scheme Implementation Proposal (the “required Amryt shareholder approvals”), including: (i) coordinating with the Depositary to facilitate the voting of the Depositary shares at the Court Meeting and General Meeting; (ii) conducting a proxy solicitation exercise and reasonably consulting with Chiesi in connection therewith (it being understood that Amryt will control the strategy therefor); and (iii) keeping Chiesi informed on a regular basis as requested by Chiesi of its solicitation efforts.
Notwithstanding the foregoing obligations, and except as required by applicable law or the Court, Amryt may, without the consent of Chiesi, adjourn or postpone the Court Meeting and/or the General Meeting:
•
in the case of adjournment, if requested by the Amryt shareholders (on a poll) to do so, so long as that the adjournment resolution was not proposed, procured or instigated by or on behalf of Amryt or any of its representatives acting on Amryt’s behalf or at Amryt’s direction;

•
if necessary to ensure that any required or, if determined by the Amryt Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Chiesi, advisable supplement or amendment to this scheme circular is provided to the Amryt shareholders or to permit dissemination of information which is material to the Amryt shareholders voting at the Court Meeting and General Meeting, with such postponement or adjournment to extend for no longer than the period that the Amryt Board determines in good faith (after having consulted with outside counsel and Chiesi) is reasonably necessary or advisable for Amryt shareholders to evaluate such disclosure or information;

•
if, as of the time for which the Court Meeting or the General Meeting is scheduled, there are insufficient Amryt Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Court Meeting or the General Meeting, but only until a meeting can be held at which there are a sufficient number of Amryt Ordinary Shares represented to constitute a quorum; or

•
to solicit additional proxies for the purpose of obtaining the required Amryt shareholder approvals, but only until a meeting can be held at which there are sufficient number of votes of the Amryt shareholders to obtain the relevant approval.

No postponement or adjournment pursuant to the last two bullets above may be for a period of more than 10 business days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 business days after the date on which the Court Meeting or the General Meeting was originally scheduled, as applicable, and (y) 10 business days before the end date.
No Solicitation; Change in Board Recommendation
Amryt has agreed that until the earlier of the Effective Time and the valid termination of the Transaction Agreement, it will not, and will cause its subsidiaries and its directors and officers not to, and will direct its external advisors not to, subject to certain exceptions, directly or indirectly:
i.	solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any acquisition proposal (as defined below);
ii.
(A) enter into, continue or participate in any discussions or negotiations in respect of any acquisition proposal or (B) furnish to any third party any information in connection with any acquisition proposal;

iii.
enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an acquisition proposal other than an acceptable confidentiality agreement referred to below;

iv.	recommend or approve or publicly propose to recommend, adopt or approve any acquisition proposal;
v.
withdraw, or qualify, amend or modify in a manner adverse to Chiesi (or publicly propose to do any of the foregoing), the recommendation of the Amryt Board in favor of the approval of the Scheme Proposal at the Court Meeting and the Scheme Implementation Proposal at the General Meeting (the “Amryt Board recommendation”), or resolve or agree to take any such action, including requesting that the Court does not sanction the Scheme of Arrangement;

vi.	fail to include the Amryt Board recommendation in the scheme circular;
vii.
fail to publicly reaffirm the Amryt Board recommendation within 10 business days after Chiesi so requests in writing (provided that (x) Chiesi may only make such request once per acquisition proposal and once if no acquisition proposal has been publicly disclosed and (y) Amryt will not be required to do so to the extent it will contravene applicable law, including the fiduciary duties of the Amryt Board); or

viii.	resolve or agree to do any of the foregoing (any of the foregoing clauses (iv)-(vii) or clause (viii) (to the extent relating to clauses (iv)-(vii)), an “Amryt adverse recommendation change”);
except that Amryt or any of its representatives may, in response to an acquisition proposal or any inquiry, indication of interest, proposal, offer or request from a third party: (1) seek to clarify the terms and conditions of such acquisition proposal, inquiry, indication of interest, proposal, offer or request (including by requesting that an oral communication be made in writing); (2) inform such third party or its representative of the restrictions imposed; and (3) grant waivers, amendments or releases under any standstill restriction in effect on January 8, 2023 to the extent necessary to allow such third party to make a confidential acquisition proposal, in the case of this clause (3), if the Amryt Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

An “acquisition proposal” means any indication of interest, proposal or offer from any person or group, other than Chiesi or any of its subsidiaries, relating to any:
•
direct or indirect acquisition of assets of Amryt or any of its subsidiaries (including securities of subsidiaries) equal to more than 20% of the consolidated assets of Amryt and its subsidiaries, taken as a whole, or to which more than 20% of the revenues or earnings of Amryt and its subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available;

•	direct or indirect acquisition of more than 20% of the outstanding voting or equity securities of Amryt, including Amryt ADSs (whether by voting power or number of shares);
•
takeover offer, tender offer or exchange offer that, if completed, would result in such person or group beneficially owning more than 20% or more of the outstanding voting or equity securities of Amryt, including Amryt ADSs (whether by voting power or number of shares); or

•
merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Amryt or any of its subsidiaries pursuant to which persons other than the shareholders of Amryt immediately preceding such transaction would hold more than 20% or more of the voting or equity securities in Amryt (including Amryt ADSs) or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares).

The foregoing notwithstanding, if at any time prior to the receipt of the required Amryt shareholder approvals, the Amryt Board receives a bona fide written acquisition proposal made after January 8, 2023 that has not resulted from a willful breach of the obligations described in this section (the “non-solicitation covenant”), the Amryt Board may, if it determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal is or would reasonably be expected to lead to a superior proposal (as defined below) and that the failure to take such action would be inconsistent with its fiduciary duties under applicable law:
•	engage in negotiations or discussions with such third party and its representatives and financing sources; and
•
furnish to such third party and its representatives and financing sources information relating to Amryt or any of its subsidiaries pursuant to an acceptable confidentiality agreement, a copy of which will be provided to Chiesi promptly after its execution, so long as all such information (to the extent it is material and non-public and has not been previously provided or made available to Chiesi) is provided or made available to Chiesi substantially concurrently with the time it is provided or made available to such third party.

A “superior proposal” means any bona fide, written acquisition proposal made after January 8, 2023, by any person or group other than Chiesi or any of its subsidiaries (with all references to “20%” in the definition of acquisition proposal being deemed to be references to “50%”) on terms that the Amryt Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the acquisition proposal that the Amryt Board considers to be appropriate (including the identity of the person or group making the acquisition proposal and the expected timing and likelihood of consummation, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), is more favorable from a financial point of view to Amryt’s shareholders than the Transaction, and is reasonably capable of being completed on the terms proposed.
The Transaction Agreement requires that, to the extent permitted by applicable law, Amryt will notify Chiesi as promptly as reasonably practicable (but in no event later than 24 hours) after receipt by Amryt or its subsidiaries or to Amryt’s knowledge, any of its or their external advisors of any bona fide acquisition proposal, which notice will be provided in writing and will identify the material terms and conditions of any such acquisition proposal and the persons(s) making such proposal. Amryt will thereafter: (i) keep Chiesi reasonably informed, on a reasonably current basis, of any material developments or changes in the status and details of any such acquisition proposal; and (ii) as promptly as reasonably practicable (but in no event later than 24 hours after receipt) provide to Chiesi unredacted copies of any written materials relating to the financial terms or other material terms and conditions of such acquisition proposal.
At any time prior to the receipt of the required Amryt shareholder approvals, if the Amryt Board receives a bona fide written acquisition proposal made after January 8, 2023 that has not resulted from a willful breach of the non-solicitation covenant and the Amryt Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal constitutes a superior proposal and that the failure to take such action in response to such superior proposal would be inconsistent with its fiduciary duties under applicable law, the Amryt Board may, subject to compliance with its obligations under the non-solicitation covenant: (i) make an Amryt adverse recommendation change; or (ii) terminate the Transaction Agreement in order to enter into a definitive agreement providing for such superior proposal as described in the section entitled “Transaction Agreement—Termination of the Transaction Agreement” in this scheme circular, except that: (A) Amryt will first notify Chiesi in writing at least four business days before taking such action that Amryt intends to take such action, which notice will include an unredacted copy of such proposal relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person(s) making any such acquisition proposal); (B) Amryt and its representatives will negotiate in good faith with Chiesi and its representatives during such four business day notice period, if Chiesi affirmatively seeks to negotiate and make itself reasonably available to do so, to enable Chiesi to propose revisions to the terms of the Transaction Agreement; (C) upon the end of such notice period, the Amryt Board will have considered in good faith any revisions to the terms of the Transaction Agreement committed to in a binding written proposal by Chiesi, and will have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such superior proposal would nevertheless continue to constitute a superior proposal and that the failure to take such action in response to such superior proposal would continue to be inconsistent with its fiduciary duties under applicable law; and (D) in the event of any change, from time to time, to any of the material financial terms or any other material terms of such superior proposal, Amryt will, in each case, deliver to Chiesi an additional notice and a new notice period consistent with the foregoing will commence each time, except each such notice period will be two business days (instead of four business days).
Notwithstanding the foregoing restrictions, at any time prior to the receipt of the required Amryt shareholder approvals, the Amryt Board may make an Amryt adverse recommendation change of the type described in the above clauses (v), (vi), (vii) or, if related to the foregoing, clause (viii) in response to an intervening event (as defined below) if the Amryt Board determines in good faith, after consultation with its financial advisor and outside legal counsel that the failure to make such Amryt adverse recommendation change would be inconsistent with its fiduciary duties under applicable law.
Prior to making an Amryt adverse recommendation change in response to an intervening event Amryt will:
•
first notify Chiesi in writing at least four business days before taking such action that Amryt intends to take such action, which notice will include a reasonably detailed description of such intervening event;

•
together with its representatives, negotiate in good faith with Chiesi and its representatives during such four business day period, if Chiesi wishes to negotiate and make itself reasonably available to do so, to enable Chiesi to propose revisions to the terms of the Transaction Agreement;

•
together with its representatives, provide to Chiesi and its representatives all applicable information with respect to such intervening event reasonably requested by Chiesi to permit it to propose revisions to the terms of the Transaction Agreement; and

•
at the end of the notice period, have the Amryt Board consider in good faith any such revisions to the terms of the Transaction Agreement committed to in a binding written proposal by Chiesi, and will have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to make such Amryt adverse recommendation change in response to such intervening event would continue to be inconsistent with its fiduciary duties under applicable law.

An “intervening event” means any event, change, effect, circumstance, fact, development or occurrence that: (a) is material to Amryt and its subsidiaries (taken as a whole) that was not known to or reasonably foreseeable by the Amryt Board as of or prior to January 8, 2023 (or if known, the magnitude or material consequences of which were not known by the Amryt Board as of January 8, 2023); (b) does not result from a breach of the Transaction Agreement by Amryt; (c) does not relate to clearance of the Transaction or the expiration or termination of any waiting period under antitrust laws; (d) does not relate to changes in the Amryt ADS price, in and of itself; (e) does not relate to the fact that, in and of itself, Amryt exceeds any internal or published projections, estimates or expectations of Amryt’s revenue, earnings or other financial performance or results of operations for any period (provided, the underlying cause of clause (d) or (e) may constitute an intervening event to the extent not otherwise excluded by this definition); (f) does not relate to: (1) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of Amryt or any of its subsidiaries or any of their respective collaboration partners or any announcement relating thereto; (2) any action or announcement by any governmental authority that relates to any of the assets or programs of Amryt or its subsidiaries; or (3) any other regulatory, preclinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Amryt product or product candidate; and (g) does not relate to or involve any acquisition proposal or any inquiry or communications relating thereto.
Amryt Convertible Notes; Payoff Letters
At and prior to the Effective Time, Amryt will, and will cause its subsidiaries to, comply in a timely manner with all of the provisions of that certain indenture relating to Amryt’s outstanding convertible senior notes due 2025 (the “indenture”) applicable to each of them as a result of the Transaction, subject to certain limitations. Chiesi and Amryt each further agreed not to take certain specified actions that could potentially interfere with the ability of holders of such senior notes to receive the Transaction Consideration following conversion. The holders of such senior notes are third party beneficiaries of such provisions under the transaction agreement.
Amryt will use commercially reasonable efforts to deliver to Chiesi customary payoff letters and lien termination documentation in respect of the Amryt credit agreement in connection with the closing (it being understood that payoff letter and lien termination documentation may be subject to customary conditions and timing to effectiveness).
Financing Assistance
Prior to the closing, subject to applicable law, Amryt has agreed to (and to cause its subsidiaries to, and use reasonable efforts to cause its and their respective representatives to) use reasonable best efforts to provide such cooperation as may be reasonably requested by Chiesi, to assist Chiesi in arranging, obtaining or syndicating the debt financing (if any) of Chiesi or any wholly owned subsidiary of Chiesi, the proceeds of which are intended to consummate the Transaction (the “debt financing”), except that neither Amryt nor any of its subsidiaries or their respective representatives will be required to: (i) take any actions that are not customary for the acquired company to take in connection with financings of the type contemplated by Chiesi or otherwise reasonably requested by any financing party; (ii) prepare or provide any financial statements or other financial information other than financial statements or other financial information that are filed or required to be filed with the SEC (before giving effect to any grace periods, exemptive orders or other similar relief that would change the applicable due date) or to the extent such financial information is readily available to Amryt; (iii) provide any guarantees or grant any security interests on any of their equity interests or assets prior to the Effective Time; (iv) take any action that would reasonably be expected to give rise to a breach of any representation and warranty or covenant in the Transaction Agreement or failure of any closing condition to be satisfied; (v) incur any expense or liability that is not promptly reimbursed by Chiesi upon written demand by Amryt; and (vi) adopt resolutions or consents, or deliver any opinion of legal counsel, relating to the debt financing prior to the Effective Time. Chiesi has agreed to indemnify Amryt, its subsidiaries and their respective representatives for liabilities incurred in connection with such cooperation.
The receipt and availability of any funds or financing is not a condition to the closing nor is it a condition to the closing for Chiesi to obtain all or any portion of the debt financing or any other financing.
Indemnification
Chiesi has agreed, to the extent permitted under applicable law, that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time existing as of January 8, 2023, in favor of the current or former directors or officers of Amryt and its subsidiaries as provided for in their respective articles of association, organizational documents or in any agreement or deed of indemnity will survive the Transaction and continue in accordance with their terms and Chiesi further agreed, for a period of six years after the Effective Time, to cause Amryt and its subsidiaries to maintain in effect, and not amend, repeal or otherwise modify in an adverse manner, any exculpation, indemnification and advancement of expenses provisions of the organizational documents of Amryt and its subsidiaries in effect as at January 8, 2023 or in any indemnification agreements of Amryt or its subsidiaries with any of their respective current or former directors or officers in effect as of January 8, 2023.
Chiesi has agreed to indemnify each current or former director or officer of Amryt or any of its subsidiaries or each person who has served as a manager, director, officer, member, trustee or fiduciary of another entity if such service was at the request or for the benefit of Amryt or any of its subsidiaries, in each case, to the extent permitted by law, against any losses in connection with any actual or threatened proceeding, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time.
Amryt will, prior to the Effective Time, purchase a six-year prepaid “tail policy” providing insurance coverage, benefits and terms no less favorable to the indemnified parties than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time, except that in no event will the cost of such policy exceed 300% of the last annual premium paid by Amryt prior to January 8, 2023 in respect of its directors and officers insurance policy (the “maximum amount”) and if the quoted premium for the “tail policy” exceeds the maximum amount, Amryt will be required to purchase as much coverage as reasonably practicable for the maximum amount.
These provisions will survive any merger, consolidation, asset transfer or dissolution of or involving Chiesi, Amryt or their respective successors or assigns.
Employee Benefits Matters
From the closing date of the Transaction through the 12 month anniversary of the closing date (the “benefits continuation period”), Chiesi will provide, or will cause a subsidiary of Chiesi or Amryt to provide, to each individual who is employed by Amryt and its subsidiaries immediately prior to the Effective Time, while such individual continues to be employed by Amryt, Chiesi or any of Chiesi’s subsidiaries (including subsidiaries of Amryt) during the benefits continuation period (collectively, the “affected employees”): (i) an annual base salary or wage rate that is not less than the annual base salary or wage rate provided to such affected employee immediately prior to the Effective Time; and (ii) short-term and long-term incentive compensation opportunities (including the value of equity or equity-based incentives, which value may be provided in the form of non-equity based incentives, but excluding any change in control, retention, sale bonus or other special or non-recurring plans, programs and arrangements) and other employee benefits (excluding any equity or equity-based compensation, change in control, retention, sale bonus or any special or non-recurring plans, programs and arrangements and any retiree or post-termination health or welfare benefits or defined benefit pension benefits) that are, in each case, substantially comparable in the aggregate to such incentive compensation opportunities and such employee benefits that were provided to such affected employee immediately prior to the Effective Time, which obligation may be satisfied with respect to any particular compensation or benefit through the maintenance of the Amryt employee benefit plan that provides such compensation or benefits (e.g., commission plans). During the benefits continuation period, Chiesi will, or will cause its subsidiaries or Amryt to, provide severance benefits to any affected employee that are no less favorable than the severance benefits provided to similarly-situated employees of Chiesi or its subsidiaries.
In addition, Chiesi will, or will cause a subsidiary of Chiesi or Amryt to, pay, in accordance with the terms of any Amryt employee benefits plan or the relevant contract of employment, to each affected employee who participates in an annual incentive plan or similar incentive plan in respect of fiscal year in which the closing occurs a cash bonus in respect of such fiscal year based on actual performance, prorated based on the number of calendar days elapsed during such fiscal year through the closing date, payable at the time such bonus would otherwise have been paid (or, if earlier, upon such service provider’s termination from service). Notwithstanding the above, none of Chiesi, any of Chiesi’s subsidiaries or Amryt, will be obligated to continue to employ any Amryt employee, who is employed by Amryt and its subsidiaries immediately prior to the Effective Time, for any period of time following the Effective Time.
Additional Agreements
The Transaction Agreement contains certain other additional agreements between Amryt and Chiesi relating to, among other things:
•	access by Chiesi and its representatives to certain information about Amryt during the period prior to the Effective Time or the termination of the Transaction Agreement;

•	cooperation between Amryt and Chiesi in connection with the defense or settlement of any shareholder litigation relating to the Transaction;
•	prior consultation between Amryt and Chiesi in connection with certain public announcements relating to the Transaction;
•
cooperation between Amryt and Chiesi in connection with tax matters in respect of the Transaction, including in connection with any tax clearances or consents that either party considers necessary or desirable; and

•	the delisting of Amryt ADSs and termination of the registration of the Amryt ADSs under the Exchange Act.
Conditions to Complete the Transaction
The respective obligations of Amryt and Chiesi to complete the Transaction are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:
i.	the receipt of the required Amryt shareholder approvals;
ii.	the sanction of the Scheme of Arrangement by the Court (the “Court sanction condition”);
iii.	the absence of any order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the completion of the Transaction;
iv.	the absence of any applicable law enacted, entered, promulgated or enforced by any governmental authority that remains in effect and prohibits or makes illegal completion of the Transaction; and
v.
the expiration or termination of any waiting period applicable to the Transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable waiting period or required consent under any other applicable antitrust laws and foreign investment laws (the “regulatory laws”) relating to the Transaction as specified in the Transaction Agreement will have expired, been terminated, or been obtained, as applicable (together with clauses (iii) and (iv) above, if they relate to regulatory laws, the “antitrust closing conditions”).

The obligation of Amryt to complete the Transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.	Chiesi having performed, in all material respects, all of its obligations required to be performed by it at or prior to the closing of the Transaction;
ii.	the representations and warranties of Chiesi being true and correct to the extent specified in the Transaction Agreement;
iii.	the receipt of a certificate from an executive officer of Chiesi confirming, on behalf of Chiesi, the satisfaction of the conditions set forth in the immediately preceding two clauses; and
iv.	Chiesi and the Rights Agent having delivered a duly authorized and executed CVR Agreement.
The obligation of Chiesi to complete the Transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.	Amryt having performed, in all material respects, all of its obligations required to be performed by it at or prior to the closing of the Transaction;
ii.	the representations and warranties of Amryt being true and correct to the extent specified in the Transaction Agreement;
iii.	no Material Adverse Effect having occurred since January 8, 2023 and be continuing; and
iv.	the receipt of a certificate from an executive officer of Amryt confirming the satisfaction of the conditions set forth in the immediately preceding three clauses.

Termination of the Transaction Agreement
The Transaction Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the required Amryt shareholder approvals):
•	by mutual written agreement of Amryt and Chiesi;
•	by either Amryt or Chiesi if:
○
the Transaction has not been completed on or before 11:59 p.m. London time on July 31, 2023 (as may be adjusted by this paragraph, the “end date”), except that: (A) if on July 31, 2023 any of the antitrust closing conditions have not been satisfied, but all other conditions to closing have been satisfied or waived (other than (1) those conditions that by their nature are to be satisfied at the closing, but subject to those conditions being able to be satisfied or having been waived and (2) the Court sanction condition), then the end date will be automatically extended to October 31, 2023; and (B) the right to terminate the Transaction Agreement on account of the occurrence of the end date will not be available to a party whose breach of the Transaction Agreement was the primary cause of, or results in, the failure of the Transaction to be completed by the end date;

○
a court or other governmental authority of competent jurisdiction has issued an order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such order has become final and nonappealable, except that this right to terminate the Transaction Agreement will not be available to any party: (A) whose breach of any provision of the Transaction Agreement was a primary cause of such order; or (B) that failed to comply, in any material respects, with its obligations under the Transaction Agreement to prevent the entry of or removal of such order;

○
if the Court Meeting or General Meeting (including, in each case, any postponements or adjournments thereof) has been completed and the required Amryt shareholder approval actually voted on at the meeting has not been obtained; or

○
if the Court declines or refuses to sanction the Scheme of Arrangement, except, that if an appeal has been submitted by Amryt in respect of any such decline or refusal, this right to terminate the Transaction Agreement may not be exercised until such appeal has been denied in a final determination;

•	by Chiesi if:
○	an Amryt adverse recommendation change has occurred;
○
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Amryt has occurred that would cause the conditions to the obligations of Chiesi to complete the Transaction not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the end date or (B) has not been cured by Amryt within the earlier of (i) 30 days following written notice from Chiesi and (ii) the end date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Chiesi is then in breach of any of its representations, warranties, covenants or agreements, which breach by Chiesi would cause any condition to the obligations of Amryt to complete the Transaction not to be satisfied (such termination, an “Amryt material breach termination”); or

•	by Amryt:
○
if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Chiesi has occurred that would cause conditions to the obligations of Amryt to complete the Transaction not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the end date or (B) has not been cured by Chiesi within the earlier of (i) 30 days following written notice from Amryt of such breach or failure to perform and (ii) the end date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Amryt is then in breach of any of its representations, warranties, covenants or agreements, which breach by Amryt would cause any condition to the obligations of Chiesi to complete the Transaction not to be satisfied (such termination, a “Chiesi material breach termination”); or

○
prior to the receipt of the required Amryt shareholder approvals, if (A) the Amryt Board has authorized the termination of the Transaction Agreement in accordance in all material respects with the terms of the non-solicitation covenant in order to enter into a definitive agreement providing for a superior proposal; and (B) substantially concurrently with such termination, Amryt enters into such definitive agreement, so long as, at or prior to, and as a condition to the effectiveness of, such termination, Amryt pays Chiesi the termination fee of $14 million (such termination, a “Superior Proposal Termination”).

Termination Fees and Expense Reimbursement
Except with respect to: (A) filing fees for required antitrust and foreign investment law clearances, which shall be borne 50% by Chiesi and 50% by Amryt; (B) the Amryt termination fee of $14 million to be paid by Amryt to Chiesi; (C) the Amryt expense reimbursement; and (D) the Chiesi expense reimbursement, each of the foregoing clauses (B) through (D) under certain circumstances described in this section or as otherwise provided in the Transaction Agreement, all costs and expenses incurred in connection with the Transaction will be paid by the party incurring such cost or expense, except that all United Kingdom stamp duty and stamp duty reserve tax that is payable in connection with the transfer of the Scheme Shares (and any other similar or equivalent transfer taxes or duties payable in any other jurisdiction pursuant to the transactions contemplated by the Transaction Agreement), including, for the avoidance of doubt, in connection with the Court Order and any instrument of transfer executed in connection with or pursuant to the Court Order (“transfer taxes”), will be paid by Chiesi, and Chiesi will, at its own expense, pay such transfer taxes and file all necessary documentation with respect to all such transfer taxes.
Amryt is required to pay, or cause to be paid, to Chiesi the termination fee of $14 million if:
•	the Transaction Agreement is terminated by Chiesi following an Amryt adverse recommendation change;
•	a Superior Proposal Termination occurs; or
•
(1) a Vote-Down Termination or Amryt Material Breach Termination occurs and (2) (A) a bona fide acquisition proposal from a third party was publicly announced or made publicly known after January 8, 2023 and was not publicly withdrawn without qualification at least five business days prior to the Court Meeting and General Meeting; and (B) within 12 months of the date on which the Transaction Agreement is so terminated, Amryt enters into a definitive agreement providing for an acquisition proposal with a third party (which transaction is ultimately consummated, regardless of whether such consummation is within such 12 month period) or a transaction representing an acquisition proposal is completed (with references to 20% in the definition of acquisition proposal being deemed to be references to 50% for this purpose).

The parties intend that any payment of any termination fee will not be treated (in whole or in part) as consideration for a supply for the purposes of VAT.
In the event that the Transaction Agreement is terminated by Chiesi pursuant to an Amryt material breach termination, then Amryt must pay (or cause to be paid) to Chiesi an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by Chiesi in connection with the Transaction Agreement and the Transaction (including in each case any VAT on such expenses, but only to the extent such VAT is not recoverable) (such amount, the “Amryt expense reimbursement”) up to a maximum amount of $10 million. Chiesi must send Amryt a written notice within two business days of such termination specifying the amount of the Amryt expense reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor. Amryt must pay or cause to be paid to Chiesi the Amryt Expense Reimbursement within two business days of Chiesi delivering such notice in accordance with the immediately preceding sentence. To the extent the Amryt expense reimbursement is paid by Amryt to Chiesi, such amount paid will be deducted from the amount of any termination fee owed or payable by Amryt.
In the event that the Transaction Agreement is terminated by Amryt pursuant to a Chiesi material breach termination, then Chiesi must pay (or cause to be paid) to Amryt an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by Amryt in connection with the Transaction Agreement and the Transaction (including in each case any VAT on such expenses, but only to the extent such VAT is not recoverable) (such amount, the “Chiesi expense reimbursement”) up to a maximum amount of $10 million (it being understood that any amounts otherwise reimbursable by Chiesi pursuant to the financing assistance provisions of the Transaction Agreement will not count towards such limitation). Amryt must send Chiesi a written notice within two business days of such termination specifying the amount of the Chiesi expense reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor. Chiesi must pay or cause to be paid to Amryt the Chiesi expense reimbursement within two business days of Amryt duly delivering such notice in accordance with the immediately preceding sentence. To the extent the Chiesi expense reimbursement is paid by Chiesi to Amryt, such amount will be deducted from the amount of any damages awarded to Amryt under the Transaction Agreement by any court of competent jurisdiction.
Withholding Taxes
Chiesi, any of Chiesi’s subsidiaries and any of their respective affiliates, the Paying Agent and any other person will be entitled to deduct and withhold from the payment or delivery of the Per Share Consideration or Per ADS Consideration, as applicable, such amounts, if any, of tax as it is required to deduct and withhold with respect to the making of such payment or delivery under applicable law. Amryt and Chiesi will cooperate in good faith to implement payment arrangements in respect of the settlement of the Per Share Consideration and the Per ADS Consideration (including through the use of appropriate agents that will, to the extent legally permissible, minimize both the amount of, and the administrative burdens associated with, such deduction or withholding). To the extent that amounts of tax are so deducted and withheld, such deducted and withheld amounts: (i) will be remitted to the applicable taxing authority within the time limits imposed by applicable law; and (ii) will be treated for all purposes of the Transaction Agreement and the Scheme of Arrangement as having been paid to the person in respect of which such deduction and withholding was made.
Amendments and Waivers
The Transaction Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Transaction Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, except that after the required Amryt shareholder approvals have been obtained, there will be no amendment or waiver that would require the further approval of Amryt shareholders under applicable law without such approval having first been obtained. Notwithstanding the foregoing, the sections of the Transaction Agreement pertaining to the rights of the holders of the convertible notes pursuant to the indenture (and the related definitions in the Transaction Agreement used therein) will not be amended or waived in any manner that adversely affects such rights without the prior written consent of the required aggregate principal amount of such convertible notes required to make such amendment or waiver under the terms of the indenture.
Governing Law
The Transaction Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction, except that: (a) the Scheme of Arrangement; and (b) the interpretation of the duties of directors of Amryt will in each case be governed by, and construed in accordance with, the laws of England and Wales.
Specific Enforcement
The parties to the Transaction Agreement agreed that irreparable harm would occur from any breach of the Transaction Agreement and, accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Transaction Agreement and to specifically enforce the terms and provisions of the Transaction Agreement (this being in addition to any other remedy to which they are entitled under the Transaction Agreement or under applicable law), without proof of actual damages, and each party further agreed to waive any requirement for the securing or posting of any bond in connection with such remedy.

AGREEMENTS RELATED TO THE TRANSACTION
CVR Agreement
Pursuant to the Transaction Agreement, at or prior to the closing, Chiesi and the rights agent will enter into a contingent value rights agreement, substantially in the form of which is attached to the Transaction Agreement, governing the terms of the CVRs issued pursuant to the Scheme of Arrangement. Pursuant to the CVR Agreement, at the Effective Time, the holders of Amryt Ordinary Shares will have the right to receive, in exchange for each share, one Milestone 1 CVR (as defined below) and one Milestone 2 CVR (as defined below) and the holders of Amryt ADSs will have the right to receive, in exchange for each Amryt ADS, five Milestone 1 CVRs and five Milestone 2 CVRs.
The “Milestone 1 CVR” represents the non-transferable contractual contingent right to receive a cash payment of $0.20 if Milestone 1 (as defined below) is achieved, net of applicable withholding taxes and without interest. Milestone 1 means an approval issued by the FDA of Filsuvez prior to December 31, 2024, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication) provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval). The “Milestone 2 CVR” represents the non-transferable contractual contingent right to receive a cash payment of $0.30 if Milestone 2 (as defined below) is achieved, net of applicable withholding taxes and without interest. Milestone 2 means the issuance by the FDA to Amryt of a priority review voucher (as defined in Section 529(a)(2) of the United States Federal Food, Drug and Cosmetic Act (21 U.S.C. 360ff(a)(2))) on or prior to December 31, 2024 (or, if Milestone 1 is achieved in December 2024, January 31, 2025). Chiesi has agreed to use “Diligent Efforts” (as defined in the CVR Agreement) to achieve the foregoing milestones.
Under the CVR Agreement, Diligent Efforts means, with respect to a task or action related to Filsuvez, the efforts required to carry out such task or action in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that Chiesi would devote to its own products of similar potential (including commercial potential, but excluding the obligation to pay the Milestone payments under this CVR Agreement). In furtherance and not in limitation of the foregoing, “Diligent Efforts” will include (a) with respect to Milestone 1, the obligation to pursue FDA approval that would result in the achievement of Milestone 1, including by reasonably promptly appealing (within the applicable timeframe permitted by the FDA) any failure of FDA to grant such approval and reasonably promptly pursuing additional pre-clinical studies in support thereof (except that in no event will Chiesi be required under this Agreement to (i) pursue more than two (2) additional pre-clinical studies or incur obligations or liabilities in excess of $2 million in the aggregate with respect to such studies or (ii) conduct an additional pre-approval clinical study in Filsuvez) and (b) with respect to Milestone 2, to apply for a Priority Review Voucher by no later than ten (10) business days after Milestone 1 is achieved, if applicable.
It is possible that the milestones described above will not be achieved on or prior to December 31, 2024 (or January 31, 2025, to the extent applicable), in which case holders of Amryt Ordinary Shares or Amryt ADSs, as applicable, will receive only the Per Share Cash Consideration or Per ADS Cash Consideration, as applicable, and will receive no payments with respect to the CVRs. It is not possible to predict whether a payment will become payable with respect to the Milestone 1 CVRs and Milestone 2 CVRs.
The right to the payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Chiesi or Amryt. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on the CVRs. Holders of the CVRs will have no greater rights against Chiesi than those accorded to general, unsecured creditors under applicable law. The CVRs will not be transferable except in certain circumstances, including: (i) upon death of a holder by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation, scheme or arrangement or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (v) to Chiesi or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.

Without the consent of any CVR holders, Chiesi may enter into amendments to the CVR Agreement in certain circumstances set forth in the CVR Agreement, unless such amendments are adverse to the interests of the CVR holders. The CVR Agreement is governed by the laws of the State of Delaware, and any dispute, controversy or claim based upon, relating to or arising out of the CVR Agreement will be resolved by binding arbitration conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce.
The summary above of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a form of which is included as Annex C to this scheme circular. For a complete understanding of the CVR Agreement, holders of Amryt Ordinary Shares and Amryt ADSs are encouraged to read the full text of the CVR Agreement.
Voting Agreements
Concurrently with the execution and delivery of the Transaction Agreement, certain securityholders of Amryt holding securities representing approximately 26% of Amryt’s voting power in the aggregate (the “Amryt Securityholders”) entered the Voting Agreements with Chiesi.
Pursuant to the terms of the Voting Agreements, the Amryt Securityholders agreed, among other things, to: (i) vote their beneficially owned voting securities of Amryt in favor of the transactions contemplated by the Transaction Agreement, including any matter necessary for the consummation of the Transaction; and (ii) comply with certain restrictions on the disposition of such securities, in each case subject to the terms and conditions contained therein.
The Voting Agreements will terminate upon the earliest to occur of: (i) the Effective Time; (ii) the termination of the Transaction Agreement (as described under the section entitled “The Transaction Agreement—Termination of the Transaction Agreement” in this scheme circular); (iii) as to the Amryt Securityholder that is party to each Voting Agreement, any amendment to the Transaction Agreement that (a) decreases the amount, or changes the form, of consideration (including changing any of the terms of the CVRs payable under the Transaction Agreement) or (b) changes the treatment of certain convertible securities of Amryt under the Transaction Agreement; and (iv) as to the Amryt Securityholder, the written agreement of Chiesi and such securityholder.
The summary above of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, a form of which is included as Annex D to this scheme circular. For a complete understanding of the Voting Agreements, holders of Amryt Ordinary Shares and Amryt ADSs are encouraged to read the full text of the Voting Agreements.

THE SCHEME OF ARRANGEMENT
IN THE HIGH COURT OF JUSTICE	CR - 2023 - 000468

BUSINESS AND PROPERTY COURTS

OF ENGLAND AND WALES

COMPANIES COURT (ChD)
IN THE MATTER OF AMRYT PHARMA PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006
SCHEME OF ARRANGEMENT
(under Part 26 of the Companies Act 2006)

between
AMRYT PHARMA PLC

and

THE SCHEME SHAREHOLDERS
(as hereinafter defined)
(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:
“Acquisition” means the proposed acquisition by Purchaser of the entire issued and to be issued share capital of the Company;
“Amryt ADSs” means American depositary shares, each of which represents, as at the date hereof, a beneficial ownership interest in five (5) Amryt Ordinary Shares on deposit with the Depositary (or its custodian or other nominee under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement, and “Amryt ADS” shall be construed accordingly;
“Amryt Ordinary Shares” means the ordinary shares of nominal value £0.06 each in the capital of Company (which, for the avoidance of doubt, shall include the Depositary Shares);
“Applicable Law” means, with respect to any person, any federal, state, foreign, national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such person, as the same may be amended from time to time;
“Average Market Exchange Rate” means the average USD:GBP or USD:Euro exchange rate to be calculated by dividing the total amount of US dollars converted by the Paying Agent pursuant to the Currency Conversion Facility by the total amount of British pounds or Euros, as applicable, received by the Paying Agent pursuant to such currency conversion trades less any applicable and properly incurred transaction, foreign exchange and dealing costs or commissions associated with such conversion;
“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, England are authorised or required by Applicable Law to close;
“Cash Consideration” has the meaning given to it in paragraph 2.1.1;
“certificated ” or “in certificated form ” means a share or security of the Company which is not in uncertificated form;

“Chiasma” means Chiasma, Inc., a Delaware corporation and wholly owned Subsidiary of the Company;
“Companies Act” means the Companies Act 2006;
“Company” means Amryt Pharma plc, a public limited company incorporated in England and Wales with registered number 12107859;
“Company Equity Plans” means the Amryt Pharma plc Equity Incentive Plan including the Sub-Plans for US and Israeli Participants (adopted on September 23, 2019 and amended on May 18, 2020, August 3, 2021 and November 2, 2021), the Chiasma, Inc. 2015 Stock Option and Incentive Plan with Israeli Addendum (adopted by Chiasma, Inc. on June 30, 2015 and assumed by Company on August 3, 2021); the Chiasma, Inc. 2008 Stock Incentive Plan with Sub-Plan for Participants in Israel (adopted by Chiasma, Inc. and assumed by Company on August 3, 2021), each as amended and /or amended and restated from time to time; and the Chiasma, Inc. non-plan Inducement Non-Qualified Stock Option Agreement;
“Company PSUs” means performance restricted stock units granted under any of the Company Equity Plans;
“Company RSUs” means restricted stock units granted under any of the Company Equity Plans;
“Company Share Option” means any option to acquire Amryt Ordinary Shares or Amryt ADSs outstanding under the Company Equity Plans including, for the avoidance of doubt, market priced options);
“Court” means the High Court of Justice of England and Wales;
“Court Order” means the order of the Court sanctioning this Scheme under section 899 of the Companies Act;
“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the “Operator” (as such term is defined in the Regulations);
“Currency Conversion Facility” means the facility made available by the Paying Agent under which a Scheme Shareholder (other than the Depositary or any other entity which may hold legal title to the Amryt Ordinary Shares underlying the Amryt ADSs) may elect to receive the Cash Consideration in British pounds or Euros;
“Currency Election” means an election under the Currency Conversion Facility to receive Cash Consideration in British Pounds or Euros instead of US dollars which is made by eligible Scheme Shareholders in accordance with the instructions set out in the Scheme Circular;
“CVR” means the Milestone 1 CVR and Milestone 2 CVR, as applicable;
“CVR Agreement” means the contingent value rights agreement dated on or around the Effective Date between Purchaser and the Rights Agent;
“CVR Consideration” has the meaning given to it in paragraph 2.1.2;
“CVR Register” means the register to be maintained by the Rights Agent pursuant to the terms of the CVR Agreement for the purpose of registering CVRs;
“Deposit Agreement” means the amended and restated deposit agreement, dated as of July 8, 2020 by and among Company, the Depositary and all holders and beneficial owners of the Amryt ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time;
“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);
“Depositary Custodian” means to the extent that the Depositary is not itself the registered holder of the relevant Scheme Shares that are represented by the Amryt ADSs, whichever nominee, custodian or other entity is the Scheme Shareholder in respect of such Scheme Shares;
“Depositary Shareholder” has the meaning given to it in paragraph 7.1;
“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Company) is the Depositary or a Depositary Custodian holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement;
“Effective Date” means the date on which this Scheme becomes effective in accordance with paragraph 12.1;

“Effective Time” means the time on the Effective Date at which this Scheme becomes effective in accordance with paragraph 12.1;
“Eligible Amryt ADS Holders” has the meaning given to it in paragraph 7.5;
“Euroclear” means Euroclear UK & International Limited, incorporated in England and Wales with registered number 02878738;
“Exchange Fund” has the meaning given to it in paragraph 6.3;
“Excluded Shares” means:
(i)	any Amryt Ordinary Shares which are registered in the name of or beneficially owned by Purchaser or by any member of the Purchaser Group or by any of their respective nominees; and
(ii)	any Amryt Ordinary Shares held in treasury;
“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;
“holder” means a registered holder and includes any person(s) entitled by transmission;
“Latest Practicable Date” means close of business on February 15, 2023, being the latest practicable date prior to the date of this Scheme;
“Lien” means, with respect to any Scheme Share, any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law;
“Member” means a member of the Company on the register of members on any relevant date;
“Milestone 1 CVR” means a contractual contingent value right representing the right to receive a contingent payment with respect to the achievement of Milestone 1 pursuant to and as defined in the CVR Agreement;
“Milestone 2 CVR” means a contractual contingent value right representing the right to receive a contingent payment with respect to the achievement of Milestone 2 pursuant to and as defined in the CVR Agreement;
“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent);
“Paying Agent” means such entity as is appointed by Purchaser as paying agent prior to the Effective Date in accordance with the provisions of the Transaction Agreement;
“person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);
“Purchaser” means Chiesi Farmaceutici S.p.A., an Italian società per azioni;
“Purchaser Group” means Purchaser and any direct or indirect Subsidiary of Purchaser from time to time;
“Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;
“Relevant System” means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;
“Residual Shares” means the Scheme Shares excluding the Depositary Shares;
“Rights Agent” means Computershare Inc., a Delaware corporation and its affiliate Computershare Trust Company, N.A., a federally chartered trust company;

“Scheme” means this scheme of arrangement in its present form or with or subject to any modification, addition or condition (i) as may be agreed between the Company and Purchaser and which (if required) is approved by the Court, or (ii) which is otherwise imposed by the Court and mutually acceptable to the Company and Purchaser, each acting reasonably and in good faith;
“Scheme Circular” means the circular sent to Scheme Shareholders published by the Company on February 16, 2023 in connection with this Scheme;
“Scheme Record Time” means 6.00 p.m. (London time) on the Business Day immediately prior to the Effective Date;
“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement;
“Scheme Shareholders” means the holders of Scheme Shares whose names appear in the register of Members of the Company at the Scheme Record Time;
“Scheme Shares” means the Amryt Ordinary Shares:
(i)	in issue at the date of this document;
(ii)
(if any) issued after the date of this document and prior to the Voting Record Time; and
(iii)
(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by this Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by this Scheme;

in each case, remaining in issue at the Scheme Record Time but excluding any Excluded Shares;
“Subsidiary” means with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such person (and a Subsidiary shall be considered a “wholly owned Subsidiary” of a person as long as such person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary), and “Subsidiaries” shall be construed accordingly;
“Transaction Agreement” means the transaction agreement by and between Purchaser and the Company dated as of 8 January 2023, agreeing to certain matters in connection with the Acquisition and the matters contemplated by this Scheme, as it may be amended from time to time;
“Transaction Deliverables” means the Cash Consideration and the CVR Consideration, as they may be adjusted in accordance with this Scheme;
“uncertificated” or “in uncertificated form” means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System; and
“Voting Record Time” means 6.00 p.m. on the day which is two days before the date of the Scheme Meeting or, if the Scheme Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting, in each case excluding any day that is not a business day.
(A)	“U.S. dollar”, “USD” or “$” means the lawful currency of the United States of America.
(B)	“British pounds”, “GBP” or “£” means the lawful currency of the United Kingdom.
(C)	“Euros” or “€” means the lawful currency used by member countries of the European Union which have accepted European monetary union.
(D)	References to paragraphs and sub-paragraphs are to paragraphs and sub-paragraphs of this Scheme.
(E)	As at the Latest Practicable Date, the issued share capital of the Company was 319,176,117 Amryt Ordinary Shares, all of which are credited as fully paid up and none of which were held in treasury.

(F)
As at the Latest Practicable Date, there are outstanding and subsisting: (i) Company Share Options to acquire an aggregate of 13,717,110 Amryt ADSs or 68,585,552 Amryt Ordinary Shares; (ii) Company RSUs in respect of an aggregate of 795,226 Amryt ADSs or 3,976,130 Amryt Ordinary Shares; and (iii) Company PSUs in respect of, in the aggregate, up to 1,282,771 Amryt ADSs or up to 6,413,853 Amryt Ordinary Shares, in each case assuming maximum level performance achievement.

(G)	As at the date of this Scheme, no Amryt Ordinary Shares are registered in the name of or beneficially owned by Purchaser or any other member of the Purchaser Group.
(H)
Purchaser has agreed, subject to the terms of the Transaction Agreement, to appear by counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme.

(I)	References to times are to the time in London (United Kingdom).
Scheme
1.	Transfer of the Scheme Shares
1.1
Upon and with effect from the Effective Time, Purchaser (or its nominee) shall, in accordance with paragraph 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2	For the purposes of such acquisition:
1.2.1
the Scheme Shares shall be transferred to Purchaser (or its nominee) and such transfer shall be effected by means of a form of transfer or other instrument or instruction of transfer, including for the avoidance of doubt any stock transfer form or block transfer (or any number of the foregoing); and

1.2.2
to give effect to such transfer(s), any person may be appointed by Purchaser as attorney or agent and shall be authorised as such attorney or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such form(s) of transfer or other instrument(s) or instruction(s) of transfer of, or otherwise give any instruction(s) to transfer, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

1.3	From the Effective Time and pending the transfer of the Scheme Shares pursuant to paragraphs 1.1 and 1.2, each Scheme Shareholder:
1.3.1	irrevocably appoints Purchaser (and/or each of its agents and directors) as its attorney and/or agent:
1.3.1.1
to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

1.3.1.2
to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Purchaser and/or each of its agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including, without limitation, any consent to short notice of a general or separate class meeting or form of proxy or forms of proxy in respect of such Scheme Shares appointing any person nominated by Purchaser to attend general and separate class meetings of the Company);

1.3.2
authorises the Company and/or its agents to send to Purchaser any notice, circular, warrant or other document or communication which may be required to be sent to them as a Member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

1.3.3
agrees not to exercise any votes or any other rights attaching to the relevant Scheme Shares without the consent of Purchaser, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general meeting or separate class meeting of the Company.

1.4	The authorities granted by each Scheme Shareholder pursuant to paragraph 1.2 and paragraph 1.3 shall be treated for all purposes as having been granted by deed.
1.5
The Company shall, subject to the stamping of any relevant forms of transfer or instruments or instructions of transfer, including for the avoidance of doubt any stock transfer form or block transfer, register, or procure the registration of, any transfer(s) of shares effected in accordance with paragraphs 1.1 and 1.2.

2.	Transaction Deliverables for the Scheme Shares
2.1
Subject to and in exchange for the transfer of the Scheme Shares as provided in paragraphs 1.1 and 1.2, as soon as reasonably practicable following the Effective Time Purchaser shall, subject as hereinafter provided:

2.1.1
pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholder of $2.90 (two dollars and ninety cents), without interest, for each Scheme Share held by that Scheme Shareholder (the “Cash Consideration”); and

2.1.2
enter into or procure the entry into by Purchaser of the CVR Agreement such that each Scheme Shareholder shall become entitled thereunder to one Milestone 1 CVR and one Milestone 2 CVR for each Scheme Share held by that Scheme Shareholder, in each case on and subject to the terms of the CVR Agreement (such CVRs, the “CVR Consideration”).

2.2
If, between the date of the Transaction Agreement and the Effective Time, the outstanding Amryt Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any share dividend, bonus issue, scrip dividend, subdivision, reorganisation, merger, consolidation, reclassification, redesignation, recapitalisation, share split, reverse share split, combination or exchange of shares, or a share or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred, then the amount of the Cash Consideration and/ or CVR Consideration shall be appropriately adjusted in accordance with the provisions of the Transaction Agreement to provide to Purchaser and the Scheme Shareholders the same economic effect as contemplated by the Transaction Agreement prior to such event.

2.3
The CVRs will constitute direct unsecured obligations of Purchaser and shall rank pari passu with one another and pari passu with all other unsecured obligations of Purchaser. The CVRs will not represent any equity or ownership interest in Purchaser.

2.4	The CVRs will not be represented by any certificate or other evidence of title.

3.	Currency Conversion Facility
Subject to the terms and conditions set out in this Scheme, each Scheme Shareholder (other than the Depositary Shareholder) may elect under the Currency Conversion Facility to receive the Cash Consideration which is payable to them in accordance with paragraph 2 in British pounds or Euros at the Average Market Exchange Ratio obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time (but before the relevant payment date specified pursuant to the terms of this Scheme), by making a valid Currency Election. The aggregate British pounds or Euro amount due to any such Scheme Shareholder shall be rounded up or down to the nearest British penny or Euro cent, as applicable.
4.	Share certificates
4.1
With effect from and as of the Effective Time, all certificates representing Scheme Shares in certificated form shall cease to have effect as documents of title to the Scheme Shares comprised therein and each Scheme Shareholder shall be bound, at the request of Purchaser, to deliver up the same to Purchaser or to any person appointed by Purchaser to receive the same or, as Purchaser may direct, to destroy the same.

4.2
With effect from and as of the Effective Time, the Company shall procure that Euroclear shall be instructed to cancel the entitlements of Scheme Shareholders to Scheme Shares in uncertificated form and, following such cancellation, the Company’s registrars shall be authorised to rematerialise entitlements to such Scheme Shares.

5.	Appointment of Paying Agent
Prior to the Effective Time, Purchaser shall appoint the Paying Agent to make available the Currency Conversion Facility and to effect the technical implementation of the settlement of the Cash Consideration to (i) all Scheme Shareholders other than the Depositary Shareholder, and (ii) at Purchaser’s option, the Depositary Shareholder.
6.	Settlement of Transaction Deliverables in relation to Residual Shares
6.1	This paragraph 6 shall only apply in relation to the settlement of Transaction Deliverables in respect of Residual Shares to Scheme Shareholders other than the Depositary Shareholder.
6.2
At or as promptly as practicable following the Effective Time, Purchaser shall procure the deposit with the Paying Agent, for the benefit of the Scheme Shareholders (other than the Depositary Shareholder), of cash in an amount equal to the aggregate amount of Cash Consideration less the Cash Consideration due to the Depositary Shareholder.

6.3
All cash deposited with the Paying Agent pursuant to paragraph 6.2 for the benefit of Scheme Shareholders (other than the Depositary Shareholder) shall hereinafter be referred to as the “Exchange Fund”, provided that, to the extent that Purchaser elects to utilise the Paying Agent for the delivery and/or payment of the Transaction Deliverables (other than the CVR Consideration) to the Depositary Shareholder pursuant to paragraph 7.2, such Transaction Deliverables (other than the CVR Consideration) will also form part of the Exchange Fund.

6.4
In respect of the settlement of the Cash Consideration pursuant to this paragraph 6, Purchaser shall cause the Paying Agent to, as soon as practicable after the Effective Date, and in any event not later than 14 days after the Effective Date:

6.4.1
in the case of Residual Shares which at the Scheme Record Time are in certificated form either despatch or procure to be despatched to each person entitled thereto payment by way of cheque in accordance with the provisions of paragraph 6.8 and any Currency Election made by the applicable Scheme Shareholder for the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent, British pence or Euro cent, as applicable); and

6.4.2
in the case of Residual Shares which at the Scheme Record Time are in uncertificated form, arrange for (or procure the arrangement of) the creation of an assured payment obligation in favour of the appropriate CREST account(s) of each person entitled thereto in accordance with the CREST assured payment arrangements and any Currency Election made by the applicable Scheme Shareholder in respect of the aggregate Cash Consideration payable to that person pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent, British pence or Euro cent, as applicable). Purchaser and the Paying Agent reserve the right to make the payment (or procure the making of the payment) of the said sums by cheque in accordance with the provisions of paragraph 6.8 if, in the reasonable opinion of the Company, it is reasonably necessary to do so (including in circumstances where a Scheme Shareholder holding Residual Shares in uncertificated form has not made a valid Currency Election and such Scheme Shareholder does not have an active USD cash memorandum account in place in CREST at the Scheme Record Time).
6.5
In respect of the CVR Consideration, Purchaser shall issue or procure the issue of CVRs representing the aggregate CVR Consideration less the CVR Consideration due to the Depositary Shareholder to the Scheme Shareholders (other than the Depositary Shareholder) on the Effective Date, and shall procure that the Rights Agent shall update the CVR Register accordingly.

6.6	As from the Effective Time, each holding of Residual Shares credited to any stock account in CREST shall be disabled and all Residual Shares will be removed from CREST in due course.
6.7
Any physical deliveries by the Paying Agent, the Rights Agent or by any other person to the Scheme Shareholders (other than the Depositary Shareholder) pursuant to this Scheme (whether of cheques, notices, documents of title, certificates or otherwise) shall be effected by sending the same by post to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of Members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. None of the Company, Purchaser, any member of the Purchaser Group, the Paying Agent, the Rights Agent or any of their respective agents shall be responsible for any loss or delay in the transmission of any cheques or payments (including bank transfers), notices, documents of title, certificates or any other documents sent in accordance with this paragraph 6.7 which shall be sent at the risk of the person or persons entitled thereto.

6.8
All cheques delivered by the Paying Agent pursuant to this Scheme shall be in U.S. dollars (or, where applicable, GBP or Euros in accordance with any Currency Elections made by the applicable Scheme Shareholders) and drawn on a United Kingdom clearing bank and shall be made payable to the person to whom, in accordance with the foregoing provisions of this paragraph 6, the cheque is sent (save that, in the case of joint holders, Purchaser and the Paying Agent reserve the right to make the cheque payable to the holder whose name stands first in the register of Members of the Company), and the encashment of any such cheque shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) the monies represented thereby. The creation of an appropriate assured payment obligation as set out in paragraph 6.4.2 shall be a complete discharge of Purchaser’s obligations under this Scheme with reference to cash payments through CREST.

6.9
Any portion of the Exchange Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Date shall be delivered to Purchaser or its designee(s) promptly upon demand by Purchaser (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Transaction Deliverables), and thereafter such Scheme Shareholders shall be entitled to look only to Purchaser for, and Purchaser shall remain liable for, delivery of any outstanding Transaction Deliverables.

7.	Settlement of Transaction Deliverables in relation to Depositary Shares
7.1
This paragraph 7 shall only apply in relation to the settlement of Transaction Deliverables in respect of Depositary Shares to the Scheme Shareholder which is the holder (as shown in the register of Members of the Company) of the Depositary Shares (the “Depositary Shareholder”).

7.2
At or as promptly as practicable following the Effective Time, Purchaser shall (or shall procure that the Paying Agent shall) pay to the Depositary Shareholder cash in an amount equal to the aggregate Cash Consideration payable to the Depositary Shareholder pursuant to paragraph 2.1.1 (rounded up or down to the nearest U.S. cent).

7.3
As from the Effective Time, each holding of Depositary Shares credited to the Depositary Shareholder’s stock account in CREST shall be disabled and all Depositary Shares will be removed from CREST in due course.

7.4
All cash payments to the Depositary Shareholder (or, if so nominated by the Depositary Shareholder at least five Business Days before the Effective Date, the Depositary) pursuant to this paragraph 7 shall be transferred by Purchaser (or, at Purchaser’s direction, by the Paying Agent or any nominee of Purchaser) in U.S. dollars to such bank account as the Depositary Shareholder shall inform Purchaser of in writing at least five Business Days prior to the Effective Date. Such transfer shall be a complete discharge of Purchaser’s obligations under this Scheme to pay (or procure the payment of) such monies. Neither Purchaser nor any member of Purchaser’s Group nor the Paying Agent nor the Company shall have any responsibility or liability under this Scheme for the onward distribution or transmission to the holders of Amryt ADSs, or to any other person, of the Transaction Deliverables due to the Depositary Shareholder (it being understood that this sentence does not affect the Company’s obligations under the Deposit Agreement).

7.5
In respect of the CVR Consideration to be delivered to the Depositary Shareholder, Purchaser shall issue or procure the issue of such CVRs to the Depositary Shareholder on the Effective Date. In accordance with the Deposit Agreement and the terms of the CVR Agreement, the Depositary will distribute the CVRs pro rata to the holders of record of the Amryt ADSs as of the Effective Time (the “Eligible Company ADS Holders”) as soon as practicable thereafter. Purchaser shall procure that the Rights Agent shall update the CVR Register to reflect the issue of the relevant CVRs to the Depositary and their distribution by the Depositary to the Eligible Company ADS Holders.

8.
Settlement of Transaction Deliverables in relation to certain Israeli Scheme Shareholders and Scheme Shares issued pursuant to the vesting and/or exercise of certain Company Share Options, Company PSUs or Company RSUs

8.1
Notwithstanding paragraphs 6 and 7, any payment made to Scheme Shareholders with respect to Amryt Ordinary Shares that are held, or being supervised by, ESOP Trust and Management Company Ltd., serving as a trustee (the “102 Trustee”) for the purpose of Section 102 of the Israel Income Tax Ordinance (New Version) – 1961 (the “Ordinance”), shall be paid to and retained by the 102 Trustee for further disbursement to such Scheme Shareholders in accordance with the provisions of the Ordinance and the rules and regulations promulgated thereunder, the provisions of a tax ruling that the Company intends to obtain from the Israel Tax Authority, with respect to the tax treatment of such Amryt Ordinary Shares in the Scheme, or any other confirmation, and/or any other certificate issued by the Israel Tax Authority. In the event that the Company does not obtain the contemplated tax ruling from the Israel Tax Authority with respect to the tax treatment of such Amryt Ordinary Shares in the Scheme, any payment made to such Israeli Scheme Shareholders shall be made in accordance with and pursuant to paragraphs 6, 7 and 8.2 of the Scheme (as applicable).

8.2
Notwithstanding paragraphs 6 and 7, in the case of Scheme Shares issued to Scheme Shareholders pursuant to the vesting and/or exercise of Company Share Options, Company PSUs or Company RSUs after the sanction of this Scheme by the Court but before the Scheme Record Time, the payment of the Cash Consideration and the delivery of the CVR Consideration to the holders of such Scheme Shares may be paid through payroll to the extent required by Applicable Law and, if applicable, shall be subject to the deduction and withholding of the aggregate exercise price (if applicable), and any amounts of taxes and any other required withholdings under Applicable Law, provided that the Purchaser and the Company acknowledge and agree that, unless there is a change in Applicable Law after the date of the Transaction Agreement that requires such withholding, Applicable Law does not require that any employee employed under the laws of Ireland be subject to tax withholding with respect to the payment of the Cash Consideration and the delivery of the CVR Consideration in respect of Scheme Shares issued to such employee pursuant to the exercise of their Company Share Options or that payments in respect of such Scheme Shares be paid via payroll; accordingly, anything to the contrary in the Transaction Agreement, the CVR Agreement or this Scheme of Arrangement notwithstanding, any amounts payable to employees employed under the laws of Ireland in respect of Scheme Shares issued to such employees pursuant to the exercise of their Company Share Options shall be paid in accordance with paragraphs 6 and 7 (as applicable) and shall not be subject to tax withholding unless there is a change in Applicable Law after the date of the Transaction Agreement that requires such withholding.
9.	Withholding rights and overseas shareholders
9.1	The provisions of paragraphs 2, 3, 4, 5, 6, 7 and 8 shall be subject to any prohibition or condition imposed by Applicable Law. Without prejudice to the generality of the foregoing:
9.1.1
the provisions of Section 2.4 of the Transaction Agreement (Withholding Rights) shall apply in respect of the payment of the Cash Consideration and the delivery of the CVR Consideration to Scheme Shareholders; and

9.1.2
if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom, the United States, the Republic of Ireland and Portugal, Purchaser, any member of the Purchaser Group or the Paying Agent is advised that the delivery of the CVR Consideration pursuant to paragraphs 6, 7 and 8 would or might infringe the laws of such jurisdiction or would require Purchaser, any member of the Purchaser Group, the Paying Agent or the Company to observe any governmental or other consent or any registration, filing or other formality with which Purchaser, any member of Purchaser Group, the Paying Agent or the Company (as the case may be) is unable to comply, or compliance with which by such person is regarded by such person or by Purchaser (in the case of Purchaser, acting reasonably) as unduly onerous:

9.1.2.1	such holders of Scheme Shares shall not have any entitlements to CVR Consideration under the Scheme; and
9.1.2.2
in lieu of the entitlement to CVR Consideration under the Scheme under paragraph 9.1.2.1, Purchaser will pay to such Scheme Shareholder an amount per Scheme Share that is equal to the amount per Scheme Share paid to Scheme Shareholders that hold CVR Consideration pursuant to the terms of the CVRs and on the same date as such payment is made to Scheme Shareholders that hold the CVR Consideration.

10.	Cessation of rights
With effect from and on the Effective Time, the Scheme Shareholders shall in accordance with this Scheme cease to have any rights with respect to the Scheme Shares, except the right to receive the Transaction Deliverables in exchange for the Scheme Shares as set out in paragraph 2.
11.	Mandates and dividends
All mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.
12.	Effective Time
12.1	This Scheme shall become effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration.
12.2
Unless this Scheme shall have become effective on or before the End Date (as defined in the Transaction Agreement) or such later date as the Company and Purchaser may agree and the Court may allow, this Scheme shall never become effective.

13.	Modification
The Company and Purchaser may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification of the Scheme shall be made once the Scheme has taken effect.

14.	Governing law
This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English Courts.
[End]

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information relating to the beneficial ownership of Amryt ordinary shares as of January 31, 2023, by:
•	each person, or group of affiliated persons, known by Amryt to beneficially own 5% or more of the outstanding Amryt ordinary shares;
•	each member of the Amryt Board and each of Amryt’s executive officers; and
•	all Board members and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any ordinary shares that the individual has the right to acquire within 60 days of January 31, 2023, through the exercise of any option, warrant or other right. The percentage ownership information shown in the table below is based upon 319,158,867 ordinary shares, which are outstanding as of January 31, 2023.
Except as otherwise indicated, all of the shares reflected in the table are Amryt ordinary shares and all persons listed below have sole voting and investment power with respect to the Amryt ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of Amryt ordinary shares beneficially owned by a person and the percentage ownership of that person, Amryt deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of January 31, 2023. Amryt did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
	Beneficially Owned
Name of beneficial owner	ADS Number	Ordinary Shares Number	Percentage
5% or greater shareholders:
Athyrium Capital Management, LP(1)	13,159,249	65,796,247	19.3%
Highbridge Capital Management, LLC(2)	8,269,207	41,346,036	12.6%
Stonepine Capital Management, LLC(3)	6,227,273	31,136,365	9.8%
Rubric Capital Management, L.P.(4)	3,600,000	18,000,000	5.6%
Named executive officers and directors:
Dr. Joseph A. Wiley(5)	2,365,298	11,826,490	3.6%
Rory P. Nealon(6)	1,551,609	7,758,043	2.4%
Ray Stafford(7)	436,720	2,183,601	*
Stephen Wills(8)	59,000	295,000	*
Dr. Patrick Vink(9)	49,000	245,000	*
Donald Stern(10)	44,000	220,000	*
Dr. Alain Munoz(11)	48,500	242,500	*
George Hampton Jr.(12)	64,000	320,000	*
Raj Kannan(13)	497,335	2,486,675	*
Roni Mamluk(14)	243,076	1,215,380	*
All directors and executive officers as a group:	5,358,538	26,792,689	8.2%
*	Represents less than 1%.
(1)
Based on information known to Amryt and contained in the relevant Voting Agreement and up to 21,509,901 Amryt Ordinary Shares issuable upon conversion of Amryt convertible notes held by the following affiliates of Athyrium Capital Management, LP: Athyrium Opportunities II Acquisition 2 LP, Athyrium Opportunities III Acquisition 2 LP, Athyrium Opportunities II Acquisition LP and Athyrium Opportunities III Acquisition LP. Pursuant to the terms of the indenture governing the Amryt convertible notes, Athyrium may not convert any convertible notes that it beneficially owns to the extent that such conversions and exercises would result in Athyrium beneficially owning in excess of 9.9% of the total outstanding Amryt Ordinary Shares.

(2)
Based on information known to Amryt and contained in the relevant Voting Agreement and up to 9,678,276 Amryt Ordinary Shares issuable upon conversion of Amryt convertible notes held by the following affiliates of Highbridge: Highbridge MSF International Ltd., Highbridge SCF Special Situations SPV, L.P. and Highbridge Tactical Credit Master Fund, L.P. Pursuant to the terms of the indenture governing the Amryt convertible notes,, Highbridge may not convert any convertible notes that it beneficially owns to the extent that such conversions and exercises would result in Highbridge beneficially owning in excess of 9.9% of the total outstanding Amryt Ordinary Shares.

(3)	Based on information known to Amryt and information contained in a Statement on Schedule 13F filed by Stonepine Capital Management, LLC in September, 2022.
(4)	Based on information known to Amryt and information contained in a Statement on Schedule 13F filed by Rubric Capital Management, L.P. in September, 2022.
(5)
Includes 1 Amryt Ordinary Share owned directly by Dr. Wiley and 3,523,080 Amryt Ordinary Shares beneficially held in the form of Amryt ADSs and options to acquire 8,303,410 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

(6)
Includes 1 Amryt Ordinary Share owned directly by Mr. Nealon and 1,644,520 Amryt Ordinary Shares beneficially held in the form of Amryt ADSs and options to acquire 6,113,523 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

(7)
Includes 1 Amryt Ordinary Share owned directly by Mr. Stafford and 1,963,600 Amryt Ordinary Shares beneficially held in the form of Amryt ADSs and options to acquire 390,000 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

(8)
Includes 75,000 Amryt Ordinary Shares beneficially held in the form of Amryt ADSs and options to acquire 220,000Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

(9)
Includes 25,000 Amryt Ordinary Shares beneficially held in the form of Amryt ADSs and options to acquire 220,000Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

(10)	Includes options to acquire 220,000 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.
(11)
Includes 22,500 Amryt Ordinary Shares beneficially held in the form of Amryt ADSs and options to acquire 220,000 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

(12)
Includes 100,000 Amryt Ordinary Shares beneficially held in the form of Amryt ADSs and options to acquire 220,000 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

(13)	Includes options to acquire 2,486,675 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.
(14)	Includes options to acquire 1,215,380 Amryt Ordinary Shares that have vested or will vest within 60 days as of January 31, 2023.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION
The following discussion summarizes the material U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction. It is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Transaction. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this scheme circular and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions with respect to the tax consequences set forth below. No ruling has been or will be obtained from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.
This discussion assumes that holders of Amryt Ordinary Shares or Amryt ADSs hold their shares or Amryt ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Amryt Ordinary Shares or Amryt ADSs in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to holders of Amryt Ordinary Shares or Amryt ADSs subject to special treatment under the U.S. federal income tax laws, such as financial institutions or broker-dealers, mutual funds, S corporations, partnerships or other pass-through entities or arrangements treated as partnerships for U.S. federal income tax purposes and their partners, members or owners, tax-exempt organizations, retirement or other tax-deferred accounts, insurance companies, dealers in securities or currencies, traders in securities who elect mark-to-market method of accounting, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, holders subject to the alternative minimum tax, holders who hold their Amryt Ordinary Shares or Amryt ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, accrual method holders who prepare an “applicable financial statement” (as defined in Section 451(b) of the Code) and holders who own or have owned (directly, indirectly or constructively) 5% or more of the Amryt Ordinary Shares or Amryt ADSs (by vote or value). In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or U.S. federal non-income tax consequences (e.g., the federal estate or gift tax or the application of the Medicare tax on net investment income under Section 1411 of the Code) nor does it address any considerations with respect to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations promulgated thereunder and any intergovernmental agreements entered into in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Amryt Ordinary Shares or Amryt ADSs, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. If you are a partner of a partnership holding Amryt Ordinary Shares or Amryt ADSs, you should consult your own tax advisor.
All holders should consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the receipt of cash and CVRs in exchange for Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Amryt Ordinary Shares or Amryt ADSs that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to United States federal income tax regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) of Amryt Ordinary Shares or Amryt ADSs that is not a U.S. holder.
Material U.S. Federal Income Tax Consequences to U.S. Holders
The receipt of cash and CVRs in exchange for Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs and payments (if any) with respect to the CVRs, with respect to which there is significant uncertainty. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction because the Amryt ADSs are traded on an established securities market.
There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Transaction. The receipt of the CVRs as part of the consideration in the Transaction might be treated as a “closed transaction” or an “open transaction” for U.S. federal income tax purposes, each as discussed below.
Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Transaction for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Amryt Ordinary Shares or Amryt ADSs in the event it is treated as a closed transaction and, alternatively, in the event it is treated as an open transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “closed transactions” or “open transactions,” and such question is inherently factual in nature. Accordingly, U.S. holders are urged to consult their own tax advisors regarding this issue. The CVRs also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. We urge you to consult your own tax advisor with respect to the proper characterization of the receipt of a CVR.
Treatment as Closed Transaction
If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, then a U.S. holder of Amryt Ordinary Shares or Amryt ADSs generally would recognize capital gain or loss, if any, for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) such U.S. holder’s adjusted tax basis in the Amryt Ordinary Shares or Amryt ADSs, as applicable, surrendered in the Transaction, and (ii) the sum of the amount of cash and the fair market value (determined as of the closing date) of the CVRs received in the Transaction. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of Amryt’s ordinary shares or Amryt’s ADSs prior to the closing date would be considered along with other factors in determining whether the value of the CVR is reasonably ascertainable.
Subject to the discussions below concerning the “passive foreign investment company” rules, such gain or loss generally will be a capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such Amryt Ordinary Shares or Amryt ADSs exceeds one year as of the date of the Transaction. Under current law, long-term capital gains of certain non-corporate U.S. holders, including individuals, generally are eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Amryt Ordinary Shares or Amryt ADSs at different times or prices, such U.S. holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of Amryt Ordinary Shares or Amryt ADSs.
A U.S. holder’s initial tax basis in a CVR received in the Transaction would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Transaction. There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any income, gain or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset, which could result in long- or short-term capital gain or loss, or as giving rise to ordinary income. In addition, it is unclear how a U.S. holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. It is also possible that, were a payment to be treated as being with respect to the sale or exchange of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described below under “Treatment as Open Transaction”).
Except to the extent any portion of a payment on a CVR is required to be treated as imputed interest pursuant to applicable law, Amryt and Chiesi intend, for U.S. federal and applicable state and local income tax purposes, to treat payments with respect to the CVRs received with respect to Amryt Ordinary Shares or Amryt ADSs, as applicable, as additional consideration paid at the Effective Time for such Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction.
As discussed above, the U.S. federal income tax treatment of the CVRs is uncertain. U.S. holders should consult their own tax advisors with respect to the treatment of the CVRs, including the receipt of, payments with respect to, and the expiration of, the CVRs.
Treatment as Open Transaction
If the Transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Amryt Ordinary Shares or Amryt ADSs, as applicable, at the time the CVRs are received in the Transaction, and the U.S. holder would have no tax basis in the CVRs. Instead, the U.S. holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as interest income under Section 483 of the Code (as discussed below) and the balance, in general, as additional consideration for the disposition of the Amryt Ordinary Shares or Amryt ADSs, as applicable. Payments of cash pursuant to the Transaction, plus the portion of payments on the CVRs not treated as imputed interest, as described below, generally would be applied first to reduce a U.S. holder’s adjusted tax basis in the Amryt Ordinary Shares or Amryt ADSs, as applicable. A U.S. holder then would recognize capital gain to the extent of any cash received pursuant to the Transaction or the portion of CVR payments not treated as imputed interest received after the U.S. holder’s adjusted tax basis has been reduced to zero. A U.S. holder would recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such U.S. holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such U.S. holder’s abandonment of the CVRs.
Subject to the discussions below concerning the “passive foreign investment company” rules, such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. holder’s holding period for such Amryt Ordinary Shares or Amryt ADSs exceeds one year as of the date of the Transaction. Long-term capital gains of certain non-corporate U.S. holders, including individuals, are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Amryt Ordinary Shares or Amryt ADSs at different times or prices, such U.S. holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of Amryt Ordinary Shares or Amryt ADSs.
The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing date, calculated using the applicable federal rate as the discount rate. The portion of the payment treated as imputed interest would be ordinary income to the U.S. holder of a CVR. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three month period ending with the month that includes the date on which the Transaction Agreement was signed or the lowest applicable federal rate in effect during the three month period ending with the month that includes the date of the consummation of the Transaction. A U.S. holder must include in its taxable income interest imputed pursuant to Section 483 of the Code using such Holder’s regular method of accounting for U.S. federal income tax purposes.
As discussed above, the U.S. federal income tax treatment of the CVRs is uncertain. U.S. holders should consult their own tax advisors with respect to the treatment of the CVRs, including the receipt of, payments with respect to, and the expiration of, the CVRs.

Passive Foreign Investment Company Rules
A non-U.S. corporation, such as Amryt, will be classified as a “passive foreign investment company” (a “PFIC”) for any taxable year if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, or gains on the disposition of certain minority interests), or (b) at least 50% of the average value of its assets (based on an average of the quarterly values of the assets) consists of assets that produce, or are held for the production of, “passive income”. Based on the composition of its income and assets, Amryt does not believe it was a PFIC for the taxable year ended December 31, 2022 and does not expect to be a PFIC for the portion of the current taxable year through the closing of the Transaction. If Amryt were classified as a PFIC for any taxable year during which a U.S. holder held Amryt Ordinary Shares or Amryt ADSs, such classification could result in adverse tax consequences to such U.S. holder, and different U.S. federal income tax consequences from those described above may apply to the receipt of cash and CVRs by such U.S. holder in exchange for Amryt Ordinary Shares or Amryt ADSs, as applicable. These consequences may include having gains realized on the receipt of cash and CVRs in exchange for Amryt Ordinary Shares or Amryt ADSs treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Amryt Ordinary Shares or Amryt ADSs in connection with the Transaction.
Currency Elections
U.S. holders that make a Currency Election under the Currency Conversion Facility should consult their own tax advisors to determine the particular tax consequences to them of the receipt of a currency other than U.S. dollars pursuant to such Currency Election.
Any fees arising as a result of a U.S. holder making a Currency Election under the Currency Conversion Facility, must be borne by such U.S. holder.
Material U.S. Federal Income Tax Consequences to Non-U.S. Holders
Subject to the discussion below under “—Information Reporting and Backup Withholding,” any gain recognized on the receipt of cash and CVRs pursuant to the Transaction by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:
•
the income or gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or, in the case of an individual, a fixed base in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be subject to U.S. federal income tax on such income or gain in the same manner as a U.S. holder (as described above under “ – Material U.S. Federal Income Tax Consequences to U.S. Holders”) and, if the non-U.S. holder is a non-U.S. corporation, such corporation also may be subject to branch profits tax at the rate of 30% on the effectively connected gain (or such lower rate as may be specified by an applicable income tax treaty); or

•
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Transaction and certain other conditions are met, in which case the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty) on any such U.S. source gain (other than gain effectively connected with a U.S. trade or business), which may be offset by U.S. source capital losses.

As discussed above, the U.S. federal income tax treatment of the CVRs is uncertain. Non-U.S. holders should consult their own tax advisors with respect to the treatment of the CVRs, including the receipt of, payments with respect to, and the expiration of, the CVRs.
Information Reporting and Backup Withholding
Under certain circumstances, holders may be subject to information reporting and backup withholding (currently at a rate of 24%) with respect to the cash and CVRs (including payments with respect thereto) received pursuant to the Transaction, in each case unless such holder properly establishes an exemption (including, for a non-U.S. holder, by establishing its status as a non-U.S. holder, generally by providing a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable) or provides its correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules (including, for a U.S. holder, generally by providing a properly completed IRS Form W-9). Certain shareholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any; provided that such U.S. holder furnishes the required information to the IRS in a timely manner.
Depending on whether a U.S. holder reports the Transaction as a closed transaction or an open transaction, tax information provided to a U.S. holder and the IRS on IRS Form 1099-B for the year of the Transaction may not reflect the amount such U.S. holder realized in the year of the Transaction, and any Form 1099-B a U.S. holder receives with respect to payments on the CVRs also may not be consistent with the U.S. holder’s method of reporting of the Transaction. As a result, U.S. holders should not necessarily rely on the amounts reported to them on IRS Forms 1099-B with respect to the Transaction.
Holders should consult their own tax advisors regarding the information reporting and backup withholding requirements and how to accurately report their income, gain or loss in connection with their receipt of cash and CVRs (including payments with respect thereto) pursuant to the Transaction.
THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE TRANSACTION OR THE RECEIPT OF, OR PAYMENTS MADE PURSUANT TO, THE CVRs. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE TRANSACTION IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

MATERIAL UNITED KINGDOM TAX CONSEQUENCES OF THE TRANSACTION
The following discussion is a summary of certain limited aspects of the UK taxation treatment of certain Amryt Shareholders in respect of the Transaction. It does not constitute legal or tax advice and does not purport to be a complete analysis of all tax considerations relating to the Transaction. The discussion is based on current UK tax legislation, and what is understood to be current HM Revenue and Customs (“HMRC”) practice (which may not be binding on HMRC), in each case as at the date of this scheme circular, both of which are subject to change, possibly with retrospective effect. It assumes that under the laws of the State of New York the holder of an Amryt ADS is the beneficial owner of the underlying Amryt Ordinary Shares, and will be the beneficial owner of CVRs delivered as part of the consideration for such underlying Amryt Ordinary Shares.
The discussion is intended as a general guide and, in particular, does not deal with certain types of Amryt Shareholders such as financial institutions, pension schemes, charities, tax-exempt organisations, trustees, intermediaries, market makers, brokers, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Amryt Ordinary Shares or Amryt ADSs by reason of their office, employment or as carried interest, collective investment schemes, persons who hold investments in any HMRC-approved arrangements or schemes, persons connected to Amryt or Chiesi, persons subject to UK tax on the remittance basis and insurance companies.
Special tax provisions not covered by this discussion may in particular apply to Amryt Shareholders who have acquired or who acquire their Amryt Ordinary Shares or Amryt ADSs pursuant to the exercise of options or other awards under any Amryt Employee Plan.
References below to “UK Shareholders” are to Amryt Shareholders who (a) are resident for tax purposes in, and only in, the United Kingdom, and, in the case of individuals, to whom “split year” treatment does not apply and who are domiciled or deemed domiciled for tax purposes only in the United Kingdom; (b) hold their Amryt Ordinary Shares or Amryt ADSs as an investment (other than under a self-invested personal pension plan or individual savings account); and (c) are the absolute beneficial owners of their Amryt Ordinary Shares or Amryt ADSs.
References below to “non-UK Shareholders” are to Amryt Shareholders who are not domiciled or deemed domiciled, or resident for tax purposes, in the United Kingdom (and have not within the past five years been resident for tax purposes in the United Kingdom).
IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION OR YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.
UK Taxation of Disposals—UK Shareholders
A UK Shareholder whose Amryt Ordinary Shares are transferred pursuant to the Scheme of Arrangement will be disposing of them for the purposes of UK capital gains tax (“UK CGT”) or corporation tax on chargeable gains (as applicable). It is expected that this treatment will apply equally to a UK Shareholder that holds Amryt ADSs, and whose underlying Amryt Ordinary Shares are transferred by the Depositary (or its custodian) pursuant to the Scheme of Arrangement (and in this discussion, reference to a disposal of Amryt ADSs includes such a scenario).
A disposal of Amryt Ordinary Shares or Amryt ADSs by a UK Shareholder may, depending on the UK Shareholder’s circumstances and subject to any available allowances, exemptions, reliefs and allowable losses (such as the annual exempt amount for individuals), give rise to a chargeable gain (or an allowable loss) for the purposes of UK taxation on chargeable gains.
In computing the amount of the chargeable gain (or allowable loss) arising on the disposal of their Amryt Ordinary Shares or their Amryt ADSs, and subject to as further provided below under “Potential adjustments in respect of CVRs”, it is expected that UK Shareholders should be required to bring into account the maximum amount of the Per Share CVR Consideration or Per ADS CVR Consideration attributable to their Amryt Ordinary Shares or their Amryt ADSs (as applicable).
Individuals
Subject to available reliefs, allowances or deductions, chargeable gains arising on a disposal of Amryt Ordinary Shares or Amryt ADSs by an individual UK Shareholder will be subject to UK CGT at the rate of 10% or 20% depending on the individual’s personal circumstances, including other taxable income and gains in the relevant tax year. Any chargeable gain (or allowable loss) will generally be calculated by reference to the sterling equivalent of the aggregate of: (a) the U.S. dollar Per Share Cash Consideration or Per ADS Cash Consideration; and (b) the maximum amount of Per Share CVR Consideration or Per ADS CVR Consideration that may be payable to the UK Shareholder in U.S. dollars, in each of cases (a) and (b), computed at an applicable exchange rate on the Closing date.
The UK CGT annual exempt amount (of £12,300 for the tax year 2022/23, falling to £6,000 for the tax year 2023/24) may be available to individual UK Shareholders to offset against chargeable gains realized on the disposal of their Amryt Ordinary Shares or Amryt ADSs.
Corporates
Subject to available exemptions (including the substantial shareholding exemption), reliefs, allowances and allowable losses, chargeable gains arising on a disposal of Amryt Ordinary Shares or Amryt ADSs by a UK Shareholder within the charge to UK corporation tax will be subject to UK corporation tax (at a rate of 19% for the tax year 2022/23, rising to a main rate of 25% for the tax year 2023/24). Any chargeable gain (or allowable loss) will be generally calculated by reference to the sterling equivalent of the aggregate of: (a) the U.S. dollar Per Share Cash Consideration or Per ADS Cash Consideration; and (b) the maximum amount of Per Share CVR Consideration or Per ADS CVR Consideration that may be payable to the UK Shareholder in U.S. dollars, in each of cases (a) and (b), computed at an applicable exchange rate on the Closing date. UK Shareholders within the charge to UK corporation tax whose relevant currency for the purposes of section 9C of the Corporation Tax Act 2010 at the Closing date is not sterling may need to apply other rules of conversion and computation.
Potential adjustments in respect of CVRs
As stated above under “UK Taxation of Disposals—UK Shareholders”, it is expected that, in computing the amount of the chargeable gain (or allowable loss) arising on the disposal of their Amryt Ordinary Shares or their Amryt ADSs, UK Shareholders should be required to bring into account the maximum amount of the Per Share CVR Consideration or Per ADS CVR Consideration attributable to their Amryt Ordinary Shares or their Amryt ADSs (as applicable). For the purposes of this computation, it is expected that no discount may be made for the delay in receiving any Per Share CVR Consideration or Per ADS CVR Consideration, or for the right to receive any Per Share CVR Consideration or Per ADS CVR Consideration being contingent.
In the event that a UK Shareholder ultimately receives a cash payment upon satisfaction of a CVR milestone, no further UK CGT or UK corporation tax is expected to be payable at such time. Conversely, in the event that no (or less than the maximum) amount is payable in respect of the CVRs, a UK Shareholder may be entitled to claim an adjustment (and, where appropriate, a repayment of tax already paid) under section 48 of the Taxation of Chargeable Gains Act 1992.
UK Taxation of Disposals—Non-UK Shareholders
An individual non-UK Shareholder that does not conduct any trade, profession or vocation in the UK to which the shares or ADSs are attributable should not be liable to UK CGT on capital gains realized on the disposal of their Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction.
A company which is a non-UK Shareholder should not be liable for UK corporation tax on chargeable gains realized on the disposal of its Amryt Ordinary Shares or Amryt ADSs pursuant to the Transaction unless it carries on a trade in the UK through a permanent establishment to which the shares or ADSs are attributable.
Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
Any stamp duty and SDRT payable in respect of the transfer of the Scheme Shares under the Scheme of Arrangement will not be payable by the Amryt Shareholders or by the holders of Amryt ADSs.

MATERIAL IRISH TAX CONSEQUENCES OF THE TRANSACTION
The following discussion is a summary of certain limited aspects of the Irish taxation treatment of certain Amryt Shareholders in respect of the Transaction. It does not constitute legal or tax advice and does not purport to be a complete analysis of all tax considerations relating to the Transaction. The discussion is based on current Irish tax legislation, and what is understood to be the Irish Revenue Commissioners (“Revenue”) current practice (which may not be binding on Revenue), in each case as at the date of this scheme circular, both of which are subject to change, possibly with retrospective effect. It assumes that under the laws of the State of New York the holder of an Amryt ADS is the beneficial owner of the underlying Amryt Ordinary Shares, and will be the beneficial owner of CVRs delivered as part of the consideration for such underlying Amryt Ordinary Shares.
The discussion is intended as a general guide and, in particular, does not deal with certain types of Amryt Shareholders such as financial institutions, pension schemes, charities, tax-exempt organisations, trustees, intermediaries, market makers, brokers, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Amryt Ordinary Shares or Amryt ADSs by reason of their office, employment or as carried interest, collective investment schemes, persons who hold investments in any Revenue-approved arrangements or schemes, persons connected to Amryt or Chiesi, persons subject to Irish tax on the remittance basis and insurance companies.
Special tax provisions not covered by this discussion may in particular apply to Amryt Shareholders who have acquired or who acquire their Amryt Ordinary Shares or Amryt ADSs pursuant to the exercise of options or other awards under any Amryt Employee Plan.
References below to “Irish Shareholders” are to Amryt Shareholders who (a) are resident for tax purposes in, and only in, the Republic of Ireland, and, in the case of individuals, to whom “split year” treatment does not apply and who are domiciled or deemed domiciled for tax purposes only in the Republic of Ireland; (b) hold their Amryt Ordinary Shares or Amryt ADSs as an investment (other than under a self-invested personal pension plan or individual savings account); and (c) are the absolute beneficial owners of their Amryt Ordinary Shares or Amryt ADSs.
IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.
Irish Taxation of Disposals
An Irish Shareholder whose Amryt Ordinary Shares are transferred pursuant to the Scheme of Arrangement will be disposing of them for the purposes of Irish capital gains tax (“Irish CGT”) or corporation tax on chargeable gains (as applicable). It is expected that this treatment will apply equally to an Irish Shareholder that holds Amryt ADSs, and whose underlying Amryt Ordinary Shares are transferred by the Depositary (or its custodian) pursuant to the Scheme of Arrangement (and in this discussion, reference to a disposal of Amryt ADSs includes such a scenario).
A disposal of Amryt Ordinary Shares or Amryt ADSs by an Irish Shareholder may, depending on the Irish Shareholder’s circumstances and subject to any available allowances, exemptions, reliefs and allowable losses (such as the annual exempt amount for individuals), give rise to a chargeable gain (or an allowable loss) for the purposes of Irish taxation on capital gains.
In computing the amount of the chargeable gain (or allowable loss) arising on the disposal of their Amryt Ordinary Shares or their Amryt ADSs, and subject to as further provided below under “Potential adjustments in respect of CVRs”, it is expected that Irish Shareholders should be required to bring into account the maximum amount of the Per Share CVR Consideration or Per ADS CVR Consideration attributable to their Amryt Ordinary Shares or their Amryt ADSs (as applicable).
Individuals
Subject to available reliefs, allowances or deductions, chargeable gains arising on a disposal of Amryt Ordinary Shares or Amryt ADSs by an individual Irish Shareholder will be subject to Irish CGT at the rate of 33%. Any chargeable gain (or allowable loss) will generally be calculated by reference to the Euro equivalent of the aggregate of: (a) the US dollar Per Share Cash Consideration or Per ADS Cash Consideration; and (b) the maximum amount of Per Share CVR Consideration or Per ADS CVR Consideration that may be payable to the Irish Shareholder in US dollars, in each of cases (a) and (b), computed at an applicable exchange rate on the closing date.

The Irish CGT annual exempt amount (of €1,270 for the tax year 2023) may be available to individual Irish Shareholders to offset against chargeable gains realized on the disposal of their Amryt Ordinary Shares or Amryt ADSs.
Corporates
Subject to available exemptions (including the substantial shareholding exemption), reliefs, allowances and allowable losses, chargeable gains arising on a disposal of Amryt Ordinary Shares or Amryt ADSs by an Irish Shareholder within the charge to Irish corporation tax will be subject to Irish corporation tax at an effective rate of 33%. Any chargeable gain (or allowable loss) will be generally calculated by reference to the Euro equivalent of the aggregate of: (a) the US dollar Per Share Cash Consideration or Per ADS Cash Consideration; and (b) the maximum amount of Per Share CVR Consideration or Per ADS CVR Consideration that may be payable to the Irish Shareholder in US dollars, in each of cases (a) and (b), computed at an applicable exchange rate on the closing date.
Potential adjustments in respect of CVRs
As stated above under “Irish Taxation of Disposals”, it is expected that, in computing the amount of the chargeable gain (or allowable loss) arising on the disposal of their Amryt Ordinary Shares or their Amryt ADSs, Irish Shareholders should be required to bring into account the maximum amount of the Per Share CVR Consideration or Per ADS CVR Consideration attributable to their Amryt Ordinary Shares or their Amryt ADSs (as applicable). For the purposes of this computation, it is expected that no discount may be made for the delay in receiving any Per Share CVR Consideration or Per ADS CVR Consideration, or for the right to receive any Per Share CVR Consideration or Per ADS CVR Consideration being contingent.
In the event that an Irish Shareholder ultimately receives a cash payment upon satisfaction of a CVR milestone, no further Irish CGT or Irish corporation tax is expected to be payable at such time. Conversely, in the event that no (or less than the maximum) amount is payable in respect of the CVRs, an Irish Shareholder may be entitled to claim an adjustment (and, where appropriate, a repayment of tax already paid) under section 563 of the Taxes Consolidation Act 1997.

NOTES FOR MAKING CURRENCY ELECTIONS
This section should be read in conjunction with the rest of this document and the Form of Election (including the accompanying notes on how to complete the Form of Election).
In particular, details of the Currency Conversion Facility are set out in the section entitled “Scheme Proposal and the Court Meeting and the General Meeting—Explanatory Statement” in this scheme circular.
1. Elections by holders of Amryt Ordinary Shares in certificated form
Each holder of Amryt Ordinary Shares in certificated form as at the Scheme Record Time will receive the aggregate Per Share Cash Consideration in U.S. dollars, except as may be validly elected otherwise pursuant to the Currency Conversion Facility. Registered holders of Amryt Ordinary Shares (other than the Depositary) are able to elect to have the aggregate Per Share Cash Consideration paid in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date under the Currency Conversion Facility. The Currency Conversion Facility is not available to holders of Amryt ADSs.
If you hold Amryt Ordinary Shares in certificated form and wish to make a Currency Election, you must complete and sign the red form of Election in accordance with the instructions printed thereon and return it to the Receiving Agent, at Link Group, Corporate Actions, Central Square, 29 Wellington Street, Leeds LS1 4DL, United Kingdom.
If you hold Amryt Ordinary Shares in both certificated and uncertificated form and you wish to make a Currency Election in respect of both such holdings, you must make a separate election in respect of each holding.
The red form of Election requires that a holder of Amryt Ordinary Shares in certificated form will make a Currency Election in respect of their entire holding of Amryt Ordinary Shares in certificated form at the Scheme Record Time.
If you wish to make a Currency Election under the Currency Conversion Facility, any fees arising with such Currency Election will be borne by you.
2. Elections by holders of Amryt Ordinary Shares in uncertificated form (that is, in CREST)
If you are a CREST personal member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Amryt Ordinary Shares are held. In addition, only your CREST sponsor will be able to send any TTE Instruction to Euroclear in relation to your Amryt Ordinary Shares.
a. Currency Elections
Each holder of Amryt Ordinary Shares in uncertificated form (that is, in CREST) at the Scheme Record Time will receive the aggregate Per Share Cash Consideration in U.S. dollars, except as may be validly elected otherwise pursuant to the Currency Conversion Facility. Registered holders of Amryt Ordinary Shares (other than the Depositary) may elect to have the aggregate Per Share Cash Consideration paid in British pounds or Euros at the Average Market Exchange Rate obtained by the Paying Agent through one or more market transactions over one or more business days following the Scheme Record Time before the relevant payment date under the Currency Conversion Facility. The Currency Conversion Facility is not available to holders of Amryt ADSs.
If you hold Amryt Ordinary Shares in uncertificated form and wish to make a Currency Election, you must issue a TTE Instruction through CREST using the procedure described in section 2(b) below.
If you wish to make a Currency Election under the Currency Conversion Facility, any fees arising with such Currency Election will be borne by you.
Each holder of Amryt Ordinary Shares in uncertificated form that does not make a valid Currency Election must ensure that an active U.S. dollar Cash Memorandum Account is in place in CREST by no later than the Scheme Record Time. In the absence of a U.S. dollar Cash Memorandum Account, the payment of the aggregate Per Share Cash Consideration will not settle, resulting in a delay and the settlement of the aggregate Per Share Cash Consideration outside of CREST by check.

b. TTE Instructions
British Pounds Currency Election
In order to make a British pounds Currency Election, CREST sponsors should send a TTE Instruction to Euroclear, which must be properly authenticated in accordance with Euroclear’s specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:
i.	the number of Amryt Ordinary Shares in respect of which the Currency Election is being made (such Amryt Ordinary Shares to be transferred to an escrow balance):
ii.	their member account ID;
iii.	their participant ID;
iv.	the participant ID of the escrow agent, Link Group, in its capacity as a CREST Receiving Agent. This is “RA10”;
v.	the member account ID(s) of the escrow agent, Link Group, in its capacity as a CREST Receiving Agent. This is 21980GBP;
vi.	the ISIN of the relevant Amryt Ordinary Shares (this is “GB00BKLTQ412”);
vii.	the intended settlement date (this should be as soon as possible and in any event by the Election Return Time);
viii.	the corporate action number for the transaction; this is allocated by Euroclear and can be found by viewing the relevant corporate action details on screen in CREST;
ix.	CREST standard delivery instructions priority of 80; and
x.	a contact name and telephone number (inserted in the shared note field of the TTE Instruction).
After making the TTE Instruction, the CREST sponsor will not be able to access the Amryt Ordinary Shares concerned in CREST for any transaction or for charging purposes. If the Scheme is implemented in accordance with its terms, the escrow agent will arrange for the cancellation of the Amryt Ordinary Shares.
Amryt shareholders who hold Amryt Ordinary Shares in uncertificated form are recommended to refer to the CREST Manual published by Euroclear for further information on the CREST procedure outlined above.
Amryt shareholders should note that Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. Amryt shareholders should therefore ensure that all necessary action is taken by them (or by their CREST sponsor) to enable a TTE Instruction relating to their Amryt Ordinary Shares to settle before the Election Return Time. In doing so, Amryt shareholders are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
TTE Instructions in relation to Currency Elections may only be made in relation to a specified number of Amryt Ordinary Shares. An Amryt shareholder may make a Currency Election in CREST in respect of all or part of their holding of Amryt Ordinary Shares in uncertificated form at the Scheme Record Time. If you hold Amryt Ordinary Shares in both certificated and uncertificated form and you wish to make a Currency Election in respect of both such holdings, you must make a separate election in respect of each holding.
Euro Currency Election
In order to make a Euro Currency Election, CREST sponsors should send a TTE Instruction to Euroclear, which must be properly authenticated in accordance with Euroclear’s specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:
i.	the number of Amryt Ordinary Shares in respect of which the Currency Election is being made (such Amryt Ordinary Shares to be transferred to an escrow balance):
ii.	their member account ID;
iii.	their participant ID;

iv.	the participant ID of the escrow agent, Link Group, in its capacity as a CREST Receiving Agent. This is “RA10”;
v.	the member account ID(s) of the escrow agent, Link Group, in its capacity as a CREST Receiving Agent. This is 21980EUR;
vi.	the ISIN of the relevant Amryt Ordinary Shares (this is “GB00BKLTQ412”);
vii.	the intended settlement date (this should be as soon as possible and in any event by the Election Return Time);
viii.	the corporate action number for the transaction; this is allocated by Euroclear and can be found by viewing the relevant corporate action details on screen in CREST;
ix.	CREST standard delivery instructions priority of 80; and
x.	a contact name and telephone number (inserted in the shared note field of the TTE Instruction).
After making the TTE Instruction, the CREST sponsor will not be able to access the Amryt Ordinary Shares concerned in CREST for any transaction or for charging purposes. If the Scheme is implemented in accordance with its terms, the escrow agent will arrange for the cancellation of the Amryt Ordinary Shares.
Amryt shareholders who hold Amryt Ordinary Shares in uncertificated form are recommended to refer to the CREST Manual published by Euroclear for further information on the CREST procedure outlined above.
Amryt shareholders should note that Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. Amryt shareholders should therefore ensure that all necessary action is taken by them (or by their CREST sponsor) to enable a TTE Instruction relating to their Amryt Ordinary Shares to settle before the Election Return Time. In doing so, Amryt shareholders are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
TTE Instructions in relation to Currency Elections may only be made in relation to a specified number of Amryt Ordinary Shares. An Amryt shareholder may make a Currency Election in CREST in respect of all or part of their holding of Amryt Ordinary Shares in uncertificated form at the Scheme Record Time. If you hold Amryt Ordinary Shares in both certificated and uncertificated form and you wish to make a Currency Election in respect of both such holdings, you must make a separate election in respect of each holding.
3. Deadline for return of Form of Election and TTE Instructions
The latest time for Link Group to receive your Form of Election will be 1:00 pm on March 20, 2023 (or, in the case of an adjournment of the Court Meeting, 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjourned meeting) (the “Election Return Time”). You should allow sufficient time for posting for your Form of Election to be received.
The latest time for receiving a TTE Instruction through CREST (applicable only for Amryt shareholders who hold their Amryt Ordinary Shares in uncertificated form and who wish to make an election under the Currency Conversion Facility) will be the Election Return Time.
4. Withdrawals
If you have returned a Form of Election and subsequently wish to withdraw or amend that Currency Election, please contact Link Group in writing at Corporate Actions, Central Square, 29 Wellington Street, Leeds LS1 4DL, United Kingdom by the Election Return Time. Please clearly specify whether you would like to withdraw or amend the Currency Election that you have made and ensure that your request contains an original signature. Any written requests of this nature should be sent to Link Group. It is at Link Group’s absolute discretion to require the submission of a new Form of Election if an amendment is requested.

If you made a Currency Election for the Currency Conversion Facility through a TTE Instruction, you may withdraw your Currency Election through CREST by sending (or, if you are a CREST sponsored member, procuring that your CREST sponsor sends) an ESA Instruction to settle in CREST by no later than the Election Return Time. Each ESA Instruction must, in order for it to be valid and to settle, include the following details:
i.	the number of Amryt Ordinary Shares to be withdrawn, together with their ISIN number, which is “GB00BKLTQ412”;
ii.	your member account ID;
iii.	your participant ID;
iv.	the participant ID of the escrow agent, Link Group, in its capacity as a CREST Receiving Agent, which is “RA10”;
v.	the relevant member account ID of the escrow agent, Link Group, which is
a.	in the case of British pounds Elections “21980GBP”; or
b.	in the case of EURO Elections “21980EUR”;
vi.	the CREST transaction ID of the Currency Election to be withdrawn;
vii.	the intended settlement date for the withdrawal;
viii.	the corporate action number for the transaction: this is allocated by Euroclear and can be found by viewing the relevant corporate action details on screen in CREST; and
ix.	CREST standard delivery instructions priority of 80.
Any such withdrawal will be conditional upon Link Group verifying that the withdrawal request is validly made. Accordingly, Link Group will, on behalf of Amryt and Chiesi, reject or accept the withdrawal or amendment by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.
5. Late or incomplete Currency Elections
If any Form of Election or TTE Instruction is received after the Election Return Time, which is currently expected to be 1:00 p.m.(London time) on March 20, 2023 (or such later time (if any) to which the right to make a Currency Election may be extended), or such Form of Election or TTE Instruction is received before the relevant time and date but is not valid or complete in all respects at such time and date, such Currency Election or TTE Instruction (as applicable) shall for all purposes, subject to the following paragraph, be void (unless Amryt and Chiesi, in their absolute discretion, determine to treat as valid, in whole or in part, any such Currency Election or TTE Instruction (as applicable)).
6. General
No acknowledgements of receipt of any Form of Election, TTE Instruction or other documents will be given. All communications, notices, other documents and remittances to be delivered by or to or sent to or from Amryt shareholders (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such Amryt shareholders (or their designated agent(s)) entirely at their own risk.
The Form of Election, TTE Instructions and all Currency Elections thereunder, and all action taken or made pursuant to any of these terms, shall be governed by and interpreted in accordance with the laws of England and Wales and shall be subject to the jurisdiction of the English courts.
Execution of a Form of Election and/or the submission of a TTE Instruction (as applicable) by, or on behalf of, an Amryt shareholder will constitute such Amryt shareholder’s agreement that the English courts are (subject to the paragraph below) to have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with the creation, validity, effect, interpretation or performance of the Form of Election and/or TTE Instruction (as applicable), and for such purposes that such Amryt shareholder irrevocably submits to the jurisdiction of the English courts.
Execution of a Form of Election and/or the submission of a TTE Instruction (as applicable) by, or on behalf of, an Amryt shareholder will constitute their agreement that the agreement in the paragraph above is included for the benefit of Amryt, Chiesi and their respective agents and accordingly, notwithstanding the agreement in the paragraph above, each of Amryt, Chiesi and their respective agents shall retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the relevant Amryt shareholder irrevocably submits to the jurisdiction of the courts of any such country.
If the Transaction does not become effective, any Currency Election made shall cease to be valid.
Neither Amryt, Chiesi nor any of their respective advisers or any person acting on behalf of any one of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of Currency Elections made under the Scheme of Arrangement on any of the bases set out in this section or otherwise in connection therewith.

WHERE YOU CAN FIND MORE INFORMATION
Amryt files annual and other reports and other information with the SEC. The SEC filings of Amryt are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Amryt files with the SEC by going to Amryt’s Internet website at https://amrytpharma.com/investors/reports/. Chiesi is a private company, and you can find more information about Chiesi by going to Chiesi’s Internet website at https://www.chiesiusa.com/. The Internet website addresses of Amryt and Chiesi are provided as inactive textual references only. The information provided on the Internet websites of Amryt and Chiesi, other than copies of the documents listed below that have been filed with the SEC, is not part of this scheme circular and, therefore, is not incorporated herein by reference. Copies of any of these documents may also be obtained free of charge by directing a request to Amryt’s Investor Relations department by email at ir@amrytpharma.com or to Amryt’s proxy solicitor, D.F. King & Co., Inc., by email at amryt@dfking.com or by telephone at (888) 541-9895.
Statements contained in this scheme circular, or in any document incorporated by reference into this scheme circular regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. This means that Amryt can disclose important information to you by referring you to those documents. The information incorporated by reference into this scheme circular is considered to be a part of this scheme circular, and later information that Amryt files with the SEC will update and supersede that information. Amryt incorporates by reference the documents listed below and any documents filed by Amryt pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this scheme circular and before the date of the Shareholder Meetings:
Annual Report on Form 20-F filed with the SEC on April 29, 2022. Notwithstanding the foregoing, information furnished by Amryt in any Report of Foreign Private Issuer on Form 6-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this scheme circular, unless expressly stated otherwise therein.
THIS SCHEME CIRCULAR DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS SCHEME CIRCULAR TO VOTE AT THE SHAREHOLDER MEETINGS. AMRYT HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS SCHEME CIRCULAR. THIS SCHEME CIRCULAR IS DATED FEBRUARY 16, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS SCHEME CIRCULAR IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS SCHEME CIRCULAR TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A
TRANSACTION AGREEMENT

by and between

CHIESI FARMACEUTICI S.P.A.

and

AMRYT PHARMA PLC

dated as of

January 8, 2023

A-i

ANNEXES
Annex A – Definitions
Annex B – Form of Scheme of Arrangement
Annex C – Form of Company Shareholder Resolution
Annex D – Form of CVR Agreement
A-ii

TRANSACTION AGREEMENT
THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of January 8, 2023, is by and between CHIESI FARMACEUTICI S.P.A., an Italian società per azioni (“Purchaser”), and AMRYT PHARMA PLC, a public limited company incorporated in England and Wales with registered number 12107859 (“Company” and, together with Purchaser, the “Parties”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
RECITALS
WHEREAS, on the terms and subject to the conditions set out in this Agreement, it is intended that the entire issued and to be issued share capital of Company be acquired by Purchaser pursuant to the Scheme of Arrangement (the “Transaction”);
WHEREAS, the United Kingdom Panel on Takeovers and Mergers (the “Panel”) has advised the Company that (i) the Panel does not consider that Company has its place of central management and control in the United Kingdom, Channel Islands or Isle of Man, based on the residency of the current Company Board, for the purposes of the United Kingdom City Code on Takeovers and Mergers (“Takeover Code”)and (ii) accordingly, the Takeover Code does not apply to Company or the Transaction;
WHEREAS, the Parties intend that, (a) at the Effective Time, the Scheme of Arrangement will become effective pursuant to which Purchaser will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) from the Scheme Shareholders in accordance with the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, (i) $2.90 in cash, without interest (the “Per Share Cash Consideration”), and (ii)(A) one Milestone 1 CVR and (B) one Milestone 2 CVR (together, the “Per Share CVR Consideration” and, together with the Per Share Cash Consideration, the “Per Share Consideration”) on the terms and subject to the conditions set out herein and the Scheme of Arrangement and (b) accordingly, immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Company ADSs shall cease to have any rights with respect to the Company ADSs except for the right to receive, in exchange for each Company ADS, (i) an amount of cash equal to $14.50 (the “Per ADS Cash Consideration”) and (ii) (A) five Milestone 1 CVRs and (B) five Milestone 2 CVRs (together, the “Per ADS CVR Consideration” and, together with the Per ADS Cash Consideration, the “Per ADS Consideration”), in each case subject to the terms and conditions set forth herein, in the Scheme of Arrangement and in the Deposit Agreement;
WHEREAS, the board of directors of Company (the “Company Board”) has unanimously resolved (i) that the entry by Company into this Agreement, and the implementation of the Transaction and the Scheme of Arrangement, is fair to and in the best interests of Company for the benefit of the Company Shareholders as a whole, (ii) that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction and the Scheme of Arrangement, be and is approved, (iii) to unanimously recommend to the Company Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM and (iv) to direct that the Scheme of Arrangement be submitted for approval by the Company Shareholders at the Scheme Meeting on the terms and subject to the conditions set forth herein and therein;
WHEREAS, the board of directors of Purchaser (the “Purchaser Board”) has (i) unanimously resolved that the entry by Purchaser into this Agreement and the implementation of the Transaction, including the delivery to the Scheme Shareholders of the CVRs in connection therewith, is in the best interests of Purchaser and Purchaser’s shareholders, and declared it advisable to enter into this Agreement and to consummate the transactions contemplated hereby, including the Transaction, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transaction;
WHEREAS, as of or prior to the Effective Time, Purchaser and a rights agent mutually agreeable to Purchaser and Company (the “Rights Agent”) will enter into a Contingent Value Rights Agreement in the form attached hereto as Annex D (the “CVR Agreement”);
WHEREAS, as a condition and inducement to the willingness of Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the Company Shareholders are entering into voting and transaction support agreements with Purchaser (each, a “Support Agreement”) pursuant to which, on the terms and subject to the conditions therein, such Company Shareholders have agreed to vote their Company

ADSs and/or Company Ordinary Shares in favor of the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM; and
WHEREAS, Company and Purchaser desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Company and Purchaser agree as follows:
ARTICLE I

THE TRANSACTION
Section 1.1 The Transaction. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement, the Scheme of Arrangement will become effective, pursuant to which Purchaser shall acquire the Scheme Shares. The Scheme Shares will be acquired fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.
Section 1.2 Closing. Unless otherwise mutually agreed in writing between Purchaser and Company, the closing of the Transaction (the “Closing”) shall occur as promptly as practicable (and in any event within three Business Days) following the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually occurs is referred to as the “Closing Date”. To the extent that documents and signatures are required to be executed or provided at the Closing, such matters shall be dealt with by way of a virtual closing through electronic exchange of documents and signatures.
Section 1.3 Delivery of Court Order. On the Closing Date, in connection with the Closing, Company shall (i) deliver, or cause to be delivered, the order of the Court sanctioning the Scheme of Arrangement (such order, the “Court Order”) to the Registrar of Companies in England and Wales and the Scheme of Arrangement shall become effective upon such delivery in accordance with its terms (the date and time of such delivery being the time that the Scheme of Arrangement shall become effective, herein referred to as the “Effective Time”) and (ii) deliver a copy of the Court Order to Purchaser together with appropriate evidence of the Effective Time.
ARTICLE II

TRANSFER OF SCHEME SHARES
Section 2.1 Transfer of Scheme Shares.
(a) At the Effective Time, the Scheme of Arrangement will become effective, pursuant to which Purchaser (and/or its nominee(s)) will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) from the Scheme Shareholders in accordance with the provisions of the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, the Per Share Consideration. For the avoidance of doubt, the Parties acknowledge that, although the holders of Company ADSs are not Scheme Shareholders by virtue of their holdings of Company ADSs, the Depositary Shares are Scheme Shares subject to the Scheme of Arrangement and accordingly, immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Company ADSs shall cease to have any rights with respect to the Company ADSs except for the right to receive (in the case of certificated Company ADSs, in exchange for surrendering each Company ADS to the Depositary (or the Depositary Custodian)) the Per ADS Consideration, in each case subject to the terms and conditions set forth herein, in the Scheme of Arrangement and in the Deposit Agreement. As soon as reasonably practicable after the Effective Time, and subject to the stamping of the relevant instrument of transfer, the Register of Members of Company will be updated in accordance with the Scheme of Arrangement to reflect the transfer of the Scheme Shares, as contemplated hereby and thereby.
(b) Prior to the Closing, Purchaser shall appoint a commercial bank or trust company reasonably acceptable to Company (the “Paying Agent”) and enter into a paying agent agreement with the Paying Agent reasonably acceptable to Company. At or prior to the Effective Time, Purchaser shall procure the deposit with the Paying Agent, for the benefit of the Scheme Shareholders, of cash in an amount equal to the aggregate amount of Per Share Cash Consideration. All cash deposited with the Paying Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Company Payment Fund”. No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on the Per Share Consideration. Notwithstanding anything to the contrary in this Section 2.1(b), all obligations of Purchaser with respect to consideration required to be provided by Purchaser to the Paying Agent in respect of the Depositary Shares shall be satisfied to the extent Purchaser provides such consideration directly to the Depositary (or, to the extent that the Depositary is not itself the registered holder of the relevant Scheme Shares that underly the Company ADSs, whichever nominee, custodian or other entity is the Scheme Shareholder in respect of such Scheme Shares (the “Depositary Custodian”)) pursuant to the procedures contemplated by Section 2.1(c).
(c) Prior to the Closing, Company and Purchaser shall establish procedures with the Depositary that are reasonably acceptable to Company and Purchaser to ensure that (i) the Depositary (or the Depositary Custodian) shall promptly deliver the Per ADS Consideration to each holder of a Company ADS (in the case of certificated Company ADSs, that has duly surrendered Company ADSs to the Depositary (or the Depositary Custodian)), (ii) any funds unclaimed by holders of Company ADSs shall be treated, as closely as reasonably possible, in the same manner as provided under Section 2.1(d), and (iii) if reasonably practicable, the Per Share Consideration in respect of the Depositary Shares will be delivered directly by Purchaser to the Depositary (or the Depositary Custodian) rather than through the Paying Agent. If reasonably deemed necessary by the Parties in furtherance of the establishment of such procedures, Company shall enter into one or more amendments to the Deposit Agreement that are reasonably acceptable to the Depositary, Company and Purchaser, and the Parties shall deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith. Purchaser will bear the fees, charges and expenses that the Company ADS holders are required to bear under the Deposit Agreement in connection with the Transaction and the other transactions contemplated hereby, the cancellation of the Company ADSs and the receipt of the Per ADS Consideration, but in no event will be required to bear more than $0.05 per Company ADS pursuant to this sentence. No interest will be paid or accrued on any amount payable in respect of the Company ADSs.
(d) Any portion of the Company Payment Fund which has not been transferred to the holders of Scheme Shares within twelve months of the Closing Date shall be delivered to Purchaser or its designee(s) promptly upon demand by Purchaser (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Per Share Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to Purchaser for, and Purchaser shall remain liable for, payment of their claims for the Per Share Consideration pursuant to the provisions of this Article II.
(e) To the fullest extent permitted by Applicable Law, none of Purchaser, any member of the Purchaser Group, Company, the Paying Agent, the Depositary (or the Depositary Custodian) or any other Person acting as agent for, or otherwise at the direction of, any of the foregoing Persons, including any of their respective Affiliates, directors, officers or employees, will be liable to Company, Scheme Shareholders or any other Person in respect of the Per Share Consideration from the Company Payment Fund or any other cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.
Section 2.2 Changes to Company Ordinary Shares. If, between the date of this Agreement and the Effective Time, the outstanding Company Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any share dividend, bonus issue, scrip dividend, subdivision, reorganization, merger, consolidation, reclassification, redesignation, recapitalization, share split, reverse share split, combination or exchange of shares, or a share or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred (or if the number of Company Ordinary Shares represented by each Company ADS shall have been changed pursuant to the Deposit Agreement), then the amount of the Per Share Consideration (and/or the Per ADS Consideration), as applicable, shall be appropriately adjusted to provide to Purchaser and the Scheme Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.2 shall be construed to permit Company to take any action with respect to its securities that is prohibited by Section 6.1 or the other terms of this Agreement.

Section 2.3 Company Long Term Incentive Awards
(a) Each Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time shall, whether vested or unvested, be deemed to be fully vested, and, other than the Irish Company Share Options, shall be automatically canceled and converted into the right to receive at the Effective Time (i) a lump sum amount in cash, without interest, equal to the product of (A) the excess, if any, of (1) the Per Share Cash Consideration (for any Company Share Option exercisable into Company Ordinary Shares) or the Per ADS Cash Consideration (for any Company Share Option exercisable into Company ADSs), as applicable, over (2) the exercise price of such Company Share Option (expressed on a per share or per Company ADS basis, as applicable), multiplied by (B) the total number of Company Ordinary Shares or Company ADSs, as applicable, subject to such Company Share Option immediately prior to the Effective Time and (ii) for each Company Ordinary Share or Company ADS, as applicable, underlying such Company Share Option, the Per Share CVR Consideration or Per ADS CVR Consideration, as applicable, in each case less any applicable withholding Taxes required by Applicable Law to be withheld; provided, that, if the per share exercise price of any such Company Share Option (other than the Specified Company Share Options) that is outstanding and unexercised as of immediately prior to the Effective Time (expressed on a per share or per Company ADS basis, as applicable) is equal to or greater than the Per Share Cash Consideration or the Per ADS Cash Consideration, as applicable, such Company Share Option shall, whether vested or unvested, be automatically canceled without any payment being made in respect thereof.
(b) Prior to Closing, the Company shall cause each holder of an Irish Company Share Option to exercise, or shall deem that each such holder of an Irish Company Share Option will exercise, such Irish Company Share Option, effective as of immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement), and in any case, conditional upon the sanction of the Court of the Scheme of Arrangement. The Company shall cause each such holder that elects or is deemed to exercise such Irish Company Share Options to (i) execute and deliver (or cause to be delivered, or be deemed to have delivered) to Company documents in relation to the exercise of such Irish Company Share Options (the “Option Exercise Documents”), (ii) acknowledge such holder’s obligation to pay to the Company the aggregate exercise price due on the exercise of such Irish Company Share Options prior to Closing and any applicable withholding Taxes required by Applicable Law (if any) and (iii) become a Scheme Shareholder for all purposes hereunder and under the Scheme of Arrangement. As a consequence thereof, each such holder shall sell the Scheme Shares received as a result of such exercise (and if any Irish Company Share Options are subject to Company ADSs, shall receive the corresponding number of Company Ordinary Shares at a conversion ratio of one ADS to five Company Ordinary Shares) to Purchaser pursuant to this Agreement and the Scheme of Arrangement. Each such holder shall irrevocably and unconditionally authorize and direct Purchaser to retain (or to instruct the Paying Agent to retain) for the benefit of the Company on such holder’s behalf acting as their agent, such amount from the Per Share Cash Consideration or the Per ADS Cash Consideration, as applicable, payable to such holder as is equal to (x) the aggregate exercise price of such Irish Company Share Options owing from them to the Company (unless such amount has already been remitted by such holder to, and has been received by, the Company) and (y) any amount equal to the any applicable withholding Taxes required by Applicable Law (if any) in connection with the exercise of such Irish Company Share Options and/or the issuance of the Scheme Shares in respect thereof, in satisfaction of their obligation to pay the aggregate exercise price and satisfy any such withholding Taxes. The retention of an amount equal to the aggregate exercise price and any applicable withholding Taxes (if any) for the benefit of the Company on such holder’s behalf pursuant to this Section 2.3(b) shall fully satisfy Purchaser’s obligation to pay such corresponding amount of the consideration to such holder. As soon as practicable following the Effective Time (but in no event later than five Business Days following the Effective Time), Purchaser shall or shall cause the Paying Agent to pay any net amount of Per Share Cash Consideration to the holders of the Irish Company Share Options pursuant to the Scheme of Arrangement. Effective as of the Scheme Record Time (as such term is defined in the Scheme of Arrangement), any Irish Company Share Options not exercised prior to, or conditional on, the sanction of the Court of the Scheme of Arrangement shall lapse and cease to be exercisable in accordance with the rules of the relevant Company Equity Plan.
(c) Each Specified Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time shall, whether vested or unvested, become fully vested, and shall be canceled and converted into the right to receive at the Effective Time, for each Specified Company Share Option, the Per ADS CVR Consideration subject to such Specified Company Share Option; it being acknowledged and agreed that the CVR Agreement shall provide that for any CVR issued in respect of a Specified Company Share Option, if the applicable milestone is achieved for such CVR, the payment in respect thereof shall be reduced by the Option Deficit Amount (as defined in the CVR Agreement).

(d) Each Company RSU that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, become fully vested, and, other than the Irish Company RSUs, shall be canceled and converted into the right to receive at the Effective Time (i) a lump-sum amount in cash, without interest, equal to the product of (A) the Per Share Cash Consideration (for any Company RSU subject to Company Ordinary Shares) or the Per ADS Cash Consideration (for any Company RSU subject to Company ADSs) and (B) the number of Company Ordinary Shares or Company ADSs, as applicable, subject to such Company RSU and (ii) the Per Share CVR Consideration per Company Ordinary Share or the Per ADS CVR Consideration per Company ADS, as applicable, subject to such Company RSU, less any applicable withholding Taxes required by Applicable Law to be withheld. Notwithstanding anything to the contrary, any payment in respect of any Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be converted as described above and paid on the applicable settlement date for such Company RSU as required in order to comply with Section 409A of the Code. Each Irish Company RSU that is outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement) shall, conditional upon the sanction of the Court of the Scheme of Arrangement, whether vested or unvested, become fully vested, and the holder thereof shall receive the corresponding number of Company Ordinary Shares (and if any Irish Company RSUs are subject to Company ADSs, shall receive the corresponding number of Company Ordinary Shares at a conversion ratio of one Company ADS to five Company Ordinary Shares) subject to such Irish Company RSUs immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement), which shall be Scheme Shares for all purposes hereunder and under the Scheme of Arrangement.
(e) Each Company PSU that is outstanding immediately prior to the Effective Time shall, whether vested or unvested, become vested (with the number of Company PSUs that so vest determined based on the terms of such Company PSU), and, other than the Irish Company PSUs, shall be canceled and converted into the right to receive (i) a lump-sum amount in cash, without interest, equal to the product of (A) the Per Share Cash Consideration and (B) the number of Company Ordinary Shares subject to such Company PSU and (ii) the Per Share CVR Consideration per Company Ordinary Share subject to such Company PSU, less any applicable withholding Taxes required by Applicable Law to be withheld; provided that, in the case of each of clause (i) and (ii), the number of Company Ordinary Shares subject to such Company PSU shall be determined based on the greater of target performance and actual performance as determined by the Company Board (or appropriate committee thereof) in its reasonable discretion as soon as practicable prior to the Closing Date based on the terms of such Company PSU. Notwithstanding anything to the contrary, any payment in respect of any Company PSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be converted as described above and paid on the applicable settlement date for such Company PSU as required in order to comply with Section 409A of the Code. Each Irish Company PSU that is outstanding immediately prior to the Scheme Record Time (as such term is defined in the Scheme of Arrangement) shall, conditional upon the sanction of the Court to the Scheme of Arrangement, whether vested or unvested, become vested (with the number of Company PSUs that so vest determined based on the greater of target performance and actual performance as determined by the Company Board (or appropriate committee thereof) in its reasonable discretion as soon as practicable prior to the Closing Date based on the terms of such Company PSU), and the holder thereof shall receive the corresponding number of Company Ordinary Shares subject to the Irish Company PSUs, which shall be Scheme Shares for all purposes hereunder and under the Scheme of Arrangement.
(f) As soon as practicable following the Effective Time (but in no event later than five Business Days following the Effective Time), Purchaser shall, or shall cause Company or the applicable Subsidiary to, satisfy through its payroll systems (to the extent required by Applicable Law, or to the extent not required by Applicable Law (for the avoidance of doubt any payments to holders of Irish Company Share Options in accordance with Section 2.3(b) are not required by Applicable Law to be subject to withholding, unless there is a change in Applicable Law after the date of this Agreement that requires such withholding), Purchaser shall cause the Paying Agent to pay to the applicable recipient) all amounts in respect of the Per Share Cash Consideration and Per ADS Cash Consideration, as applicable, payable pursuant to the foregoing in Section 2.3 to the applicable recipients thereof. For the avoidance of doubt, unless there is a change in Applicable Law after the date of this Agreement that requires such withholding, Applicable Law does not require that any employee employed under the laws of Ireland be subject to Tax withholding with respect to their Company Share Options or that payments in respect of such Company Share Options be paid via payroll; accordingly, anything to the contrary in this Agreement, the CVR Agreement or the Scheme of

Arrangement notwithstanding, any amounts payable to employees employed under the laws of Ireland in respect of Company Share Options in connection with the Transaction shall be paid through the Paying Agent and shall not be subject to Tax withholding unless there is a change in Applicable Law after the date of this Agreement that requires such withholding.
(g) Prior to the Effective Time, Company shall deliver written notice to each holder of Company Share Options, Company RSUs and Company PSUs informing such holder of the effect of the Transaction on such Company Share Options, Company RSUs and Company PSUs, obtain any necessary consents, adopt applicable resolutions, (if required) amend the terms of the Company Equity Plans or any outstanding Company Share Options, Company RSUs and Company PSUs, cooperate fully and in good faith with Purchaser and its Representatives in agreeing to the form of the Option Exercise Documents, and take all other appropriate actions to (i) give effect to the Transaction, (ii) terminate the Company Equity Plans as of, and subject to the occurrence of, the Effective Time and (iii) ensure that after the Effective Time, no holder of a Company Share Option, Company RSU or Company PSU, any beneficiary thereof or any other participant in the Company Equity Plans shall have any right thereunder to acquire any securities of Company or to receive any payment or benefit with respect to any award previously granted under the Company Equity Plans, except as provided in this Section 2.3.
(h) To the extent any Company Share Option has an exercise price (expressed on a per share or per Company ADS basis, as applicable) not in United States Dollars, such exercise price, for the purpose of calculating payments due to the relevant holders in this Section 2.3, shall be converted into United States Dollars at the rate of exchange as published by The Wall Street Journal, Eastern Edition at the end of the Business Day immediately prior to the Closing Date.
Section 2.4 Withholding Rights. Purchaser, any member of the Purchaser Group, any Affiliates of any member of the Purchaser Group, the Paying Agent and any other Person shall be entitled to deduct and withhold from the payment or delivery of the Per Share Consideration or Per ADS Consideration, as applicable, such amounts, if any, of Tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law. The Parties will cooperate in good faith to implement payment arrangements in respect of the settlement of the Per Share Consideration and the Per ADS Consideration (including through the use of appropriate agents that will, to the extent legally permissible, minimize both the amount of, and the administrative burdens associated with, such deduction or withholding). To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts (i) shall be remitted to the applicable Taxing Authority within the time limits imposed by Applicable Law; and (ii) shall be treated for all purposes of this Agreement and the Scheme of Arrangement as having been paid to the person in respect of which such deduction and withholding was made.
Section 2.5 Company and Purchaser Actions Prior to and at the Closing.
(a) On or prior to the Closing, Company shall procure that a meeting of the Company Board (or any committee thereof) is held at which resolutions are passed, conditional upon the delivery of the Court Order to the Registrar of Companies in England and Wales (and effective as of the Effective Time), approving:
(i) the resignation of such directors of Company as Purchaser shall determine from the Company Board; and
(ii) the appointment of such persons as Purchaser shall determine as the directors of Company.
(b) On the Closing Date, Company shall deliver to Purchaser a letter of resignation (in customary form) from (or evidence of the removal of) each director who is to resign in accordance with Section 2.5(a)(i) and each director of the board of any Subsidiary of the Company as Purchaser shall request (provided, that the delivery thereof shall not be a condition to the Closing).
Section 2.6 Further Assurances. Subject to the terms and conditions of this Agreement and the Scheme of Arrangement, at any time before or after the Effective Time, Purchaser and Company shall each execute any further instruments, deeds, documents, conveyances, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transaction and to carry out the intent and purposes of this Agreement.

ARTICLE III

IMPLEMENTATION OF THE SCHEME
Section 3.1 Responsibilities of Company in Respect of the Scheme of Arrangement and Company Shareholder Meetings.
(a) Company shall:
(i) as soon as reasonably practicable following the date hereof (with Company using its commercially reasonable efforts to do so within 25 Business Days after the date hereof, except to the extent Company is unable to do so due to Purchaser’s failure to comply with its obligations under this Agreement), prepare (A) a draft Scheme Circular and (B) a draft of any other documentation which is to be filed, published and/or mailed in connection with the Scheme Circular (including the forms of proxy for use by the Company Shareholders at the Company GM and by the Scheme Shareholders at the Scheme Meeting (the “Forms of Proxy”)) (such other documentation, the “Ancillary Scheme Documentation”);
(ii) use its reasonable best efforts to cause the Scheme Circular and the Ancillary Scheme Documentation (together, the “Transaction Documentation”) to comply in all material respects with Applicable Law (including the Companies Act) and shall use its reasonable best efforts to cause the Scheme Circular and Forms of Proxy (together with any other Ancillary Scheme Documentation to be mailed) to be mailed to the Company Shareholders as promptly as reasonably practicable after the Court approves the convening of the Scheme Meeting;
(iii) prior to filing, publishing or mailing any Transaction Documentation or responding to any requests or comments of the Court with respect thereto, consult with the Purchaser Group as to the form and content of such Transaction Documentation, and, for such purpose, shall afford the Purchaser Group reasonably sufficient time to consider the Transaction Documentation and shall take into consideration in good faith all comments reasonably proposed by Purchaser, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change made in accordance with Section 6.2;
(iv) provide Purchaser with drafts of any further documents, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme of Arrangement (the “Court Documentation”); afford Purchaser reasonably sufficient time to consider the Court Documentation and take into consideration all comments reasonably proposed by Purchaser, other than comments regarding a Company Adverse Recommendation Change made in accordance with Section 6.2;
(v) advise Purchaser as soon as reasonably practicable after it receives any oral or written request by the Court for amendment of any of the Transaction Documentation or the Court Documentation or comments thereon and responses thereto or requests by the Court for additional information, and as soon as reasonably practicable provide Purchaser with copies of any written communication from the Court and use reasonable best efforts to respond as promptly as practicable to any comments, responses or requests by the Court with respect to the Transaction Documentation and the Court Documentation;
(vi) for the purpose of implementing the Scheme of Arrangement, instruct a King’s Counsel from Erskine Chambers (“Counsel”) and promptly provide Purchaser and its advisers with a summary of any advice given by such counsel that is material to the Scheme of Arrangement (including its terms, structure and implementation) and, subject to prior agreement from Counsel, provide Purchaser’s advisers with reasonable access to Counsel and attendance at any key discussions or conferences with Counsel;
(vii) as promptly as reasonably practicable, notify Purchaser of any event or circumstance occurring after the date hereof which, to Company’s knowledge, would reasonably be expected to prevent, materially delay or materially impede the filing, publication or mailing of any Transaction Documentation or Court Documentation;
(viii) as promptly as reasonably practicable, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for directions to convene the Scheme Meeting and settling with the Court the Scheme Circular, the Forms of Proxy (and, to the extent applicable, any other Transaction Documentation)) and using reasonable best efforts to take such other steps as may be required or desirable in connection with such application, so as to ensure that such matters are dealt with as promptly as reasonably practicable in order to facilitate the dispatch of the relevant Transaction Documentation to Company Shareholders as soon as reasonably practicable following the date hereof;
(ix) procure the publication of the advertisements required by Applicable Law and dispatch of the relevant Transaction Documentation to Company Shareholders on the Register of Members of Company on the record date and time established by Company (in accordance with Applicable Law and, in respect of the Scheme Meeting, with the consent of the Court) as promptly as reasonably practicable after the direction of the Court to dispatch such documents has been obtained, and thereafter shall file, publish and/or mail such other documents and information as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with Applicable Law (and Company shall consult with Purchaser as with respect thereto and shall afford Purchaser reasonably sufficient time to consider such documents and information and shall take into consideration in good faith all comments reasonably proposed by Purchaser, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change made in accordance with Section 6.2) as promptly as reasonably practicable after the approval or direction of the Court to file, publish or mail such documents and information has been given;
(x) unless the Company Board (or any committee thereof) has effected a Company Adverse Recommendation Change in accordance with Section 6.2, procure that the Scheme Circular includes the Company Board Recommendation;
(xi) establish a record date and time for and convene and hold the Scheme Meeting and the Company GM as soon as reasonably practicable following the date of this Agreement (and such that, subject only to Section 3.2, the Scheme Meeting and the Company GM are convened for the date that is as soon after the date of dispatch of the relevant Transaction Documentation as is reasonably practicable and permissible under Applicable Law and the Company Organizational Documents and in any event no later than the date falling 50 days after the dispatch of the Scheme Circular) and use reasonable best efforts to ensure that the Scheme Meeting and Company GM are convened, held and conducted in compliance with this Agreement, the Company Organizational Documents and Applicable Law (including, where relevant, the directions of the Court);
(xii) keep Purchaser informed on a weekly basis, during the period between the dispatch of the Transaction Documentation to Company Shareholders and the date of the Company Shareholder Meetings, of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and the Company GM (with the number of valid proxy votes for, against and withheld being separately identified), and, unless the Company Board has effected a Company Adverse Recommendation Change in accordance with Section 6.2, use reasonable best efforts to obtain the Company Shareholder Approvals, including (i) coordinating with the Depositary to facilitate the voting of the Depositary Shares at the Company Shareholder Meetings, (ii) conducting a proxy solicitation exercise and reasonably consulting with Purchaser in connection therewith (it being understood that Company shall control the strategy therefor), and (iii) keeping Purchaser informed on a regular basis as requested by Purchaser of its solicitation efforts;
(xiii) (i) notify Purchaser as promptly as reasonably practicable if it becomes aware of any concerns or issues raised by the Company Shareholders, or any holder of Company ADSs, any persons interested (or who may become interested) in securities relating to the Company or any third party in connection with or which may have an impact on the Transaction or the matters contemplated therein, in each case, to the extent that such concerns or issues would have the effect of preventing, materially delaying or impeding the consummation of the Transaction or the other transactions contemplated by this Agreement, and (ii) reasonably consult with, and consider in good faith the reasonable views and requests of, Purchaser in connection with addressing any such concerns or issues;
(xiv) permit a reasonable number of Representatives of Purchaser to attend and observe the Scheme Meeting and the Company GM and, unless the Court otherwise directs, to attend and observe each hearing of the Court;
(xv) except as required by Applicable Law or the Court, not postpone or adjourn the Scheme Meeting or the Company GM without Purchaser’s prior written consent; provided, however, that Company may, without the consent of Purchaser and only in accordance with the Company Organizational Documents, Applicable Law and, if relevant, the consent of the Court, adjourn or postpone the Scheme Meeting and/or the Company GM (A)

in the case of adjournment, if requested by the Company Shareholders (on a poll) to do so, provided that the adjournment resolution was not proposed, procured or instigated by or on behalf of Company or any of its officers, directors, employees, agents or other Representatives acting on Company’s behalf or at Company’s direction, (B) to the extent necessary to ensure that any required or, as determined by the Company Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Purchaser, advisable supplement or amendment to the Scheme Circular is provided to the Company Shareholders or to permit dissemination of information which is material to the Company Shareholders voting at the Company Shareholder Meetings, with such postponement or adjournment to extend for no longer than the period that the Company Board determines in good faith (after having consulted with outside counsel and Purchaser) is reasonably necessary or advisable to give the Company Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, (C) if, as of the time for which the Scheme Meeting or the Company GM is scheduled (as set forth in the Scheme Circular), there are insufficient Company Ordinary Shares or Scheme Shares (as applicable) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Company GM, but only until a meeting can be held at which there are a sufficient number of Company Ordinary Shares or Scheme Shares (as applicable) represented to constitute a quorum, or (D) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approvals, but only until a meeting can be held at which there are sufficient number of votes of the Company Shareholders or Scheme Shareholders (as applicable) to obtain the relevant Company Shareholder Approvals (provided, that no such postponement or adjournment pursuant to the foregoing clauses (C) or (D) may be for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Scheme Meeting or the Company GM were originally scheduled, as applicable, and (y) 10 Business Days before the End Date);
(xvi) not propose any matters to be voted on at the Scheme Meeting or the Company GM other than the matters contemplated by this Agreement in connection with the Company Shareholder Approvals (and matters of procedure and matters required by or, as determined by the Company Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Purchaser, advisable under Applicable Law to be voted on by the Company Shareholders in connection therewith);
(xvii) not withdraw the Scheme of Arrangement or allow it to lapse without the prior written consent of Purchaser;
(xviii) following the Company Shareholder Meetings, if the Company Shareholder Approvals have been obtained and all other conditions set forth in Article VIII are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied or having been waived) and (B) the condition set forth in Section 8.1(b)) take all necessary steps on the part of Company, including to prepare and issue, serve and lodge all such Court documents as are required, to seek the sanction of the Court to the Scheme of Arrangement as promptly as practicable thereafter; provided that Company shall be permitted to make honest and complete disclosure to the Court at the hearing to sanction the Scheme of Arrangement as required by Applicable Law;
(xix) give such undertakings as are required by the Court in connection with the Scheme of Arrangement;
(xx) promptly provide Purchaser with a certified copy of the resolution passed at the Scheme Meeting, the Company Shareholder Resolution passed at the Company GM and of each order of the Court (including the Court Order) once obtained, and use reasonable best efforts to deliver the Court Order to the Registrar of Companies in England and Wales on, or as promptly as practicable (and in any event within two Business Days) after, the date that the condition set forth in Section 8.1(b) is satisfied;
(xxi) to the extent not covered by the foregoing clauses (i) through (xx) of this Section 3.1 (which specific clauses shall control over this clause (xxi)), use reasonable best efforts to cooperate fully and in good faith with the Purchaser Group and their respective Representatives in preparing the Transaction Documentation and Court Documentation, convening and holding the Company Shareholder Meetings and obtaining the sanction of the Court of the Scheme of Arrangement (including making such confirmations to the Court and otherwise engaging with the Court, and instructing its counsel to engage with the Court, in such a manner as to obtain such sanction from the Court); and

(xxii) notwithstanding anything to the contrary in this Agreement, the obligations of Company under this Section 3.1 shall continue in full force and effect following any Company Adverse Recommendation Change unless this Agreement is validly terminated in accordance with Article IX or as expressly provided in clauses (i) through (xxi).
Section 3.2 Responsibilities of Purchaser in Respect of the Scheme of Arrangement.
Purchaser shall:
(a) instruct counsel (which, shall be Counsel unless Counsel objects, and if Counsel objects, shall be such other counsel instructed by Purchaser) to appear on its behalf at the Court hearing to sanction the Scheme of Arrangement, and undertake to the Court to be bound by the terms of the Scheme of Arrangement insofar as it relates to Purchaser, it being understood, for the avoidance of doubt, that this shall not oblige Purchaser to waive any of the conditions to Closing or treat them as satisfied;
(b) subject to the terms of this Agreement, afford all such prompt cooperation and assistance and provide all such documentation and information, and procure that each member of the Purchaser Group affords all such prompt cooperation and assistance and provides all such documentation and information, as may reasonably be requested by Company in respect of the preparation and verification of any document required for the implementation of the Scheme of Arrangement or any other matter covered by Section 3.1, including the prompt and timely provision to Company of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Company may reasonably request (including for the purposes of preparing the Transaction Documentation and the Court Documentation);
(c) notify Company promptly of (i) any changes in the information disclosed in any document or announcement published by Purchaser in connection with the transactions contemplated by this Agreement which would reasonably be expected to be material in the context of that document or announcement; and (ii) any new information which would reasonably be expected to be relevant to a Scheme Shareholder in considering the merits of the transactions contemplated by this Agreement, and agree that any such information may be published by Company if (A) the Company Board determines in good faith (after consulting with outside counsel) that such disclosure is reasonably necessary to ensure that all Scheme Shareholders have sufficient information to consider the merits of the transactions contemplated by this Agreement and (B) Purchaser has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, delayed or conditioned);
(d) provide any comments on all Transaction Documentation and Court Documentation submitted to it as promptly as reasonably practicable and use reasonable best efforts to do so within five (5) Business Days of receiving any such Transaction Documentation and Court Documentation;
(e) following the Company Shareholder Meetings, if the Company Shareholder Approvals have been obtained and all other conditions set forth in Article VIII are satisfied or (to the extent permitted by Applicable Law) waived (other than (A) those conditions that by their nature are to be satisfied at the Closing (but subject to those conditions being able to be satisfied or having been waived) and (B) the condition set forth in Section 8.1(b)), use reasonable best efforts to give written notice to Company of such satisfaction and/or waiver by 9.00 a.m. (London Time) on the date of the hearing of the Court to sanction the Scheme of Arrangement; and
(f) to the extent not covered by the foregoing clauses (a) through (e) of this Section 3.2 (which specific clauses shall control over this clause (f)), upon the terms and subject to the conditions set forth in this Agreement, use reasonable best efforts to cooperate in good faith with Company and its Representatives in: (i) preparing the Transaction Documentation and Court Documentation, and (ii) obtaining the sanction of the Court to the Scheme of Arrangement.
Section 3.3 Mutual Provisions in Relation to the Scheme of Arrangement and the Company Shareholder Meetings.
(a) If Purchaser or Company acting reasonably considers that an amendment should be made to the provisions of the Scheme of Arrangement in order to implement the Transaction in as efficient manner as practicable, to comply with Applicable Law, or to address any technical or structural defect, it may notify the other Parties and the Parties shall be obliged to consider implementing, acting reasonably and in good faith, such amendment; provided that no

Party shall be required to consider or negotiate any amendment that would (i) prevent, materially delay or materially impede the Closing, (ii) alter or change the amount or nature of the Per Share Consideration or Per ADS Consideration or (iii) adversely affect it or its shareholders in any material respect.
(b) If, at any time Company or Purchaser discovers that any of the Transaction Documentation contains any misstatement of a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and, if such discovery is made prior to the receipt of the Company Shareholder Approvals, and Company, having first consulted with Purchaser and Counsel deems it necessary to do so, shall as promptly as reasonably practicable thereafter file with the Court any necessary amendment of, or supplement to, the Transaction Documentation and, to the extent required by Applicable Law, disseminate the information contained in such amendment or supplement to the Company Shareholders.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY
Except as disclosed in (x) the Company Disclosure Schedule in accordance with Section 10.13(b) or (y) any Company SEC Document publicly filed since January 1, 2020 and prior to the date of this Agreement (provided that in no event shall any information contained in any “risk factors” or “Special Note Regarding Forward-Looking Statements” part of any Company SEC Document or any other disclosures in any Company SEC Document that are not statements of fact or are cautionary, predictive or forward-looking in nature be deemed to be a disclosure for purposes of or otherwise qualify any such representations and warranties); provided that clause (y) above shall not apply to the representations and warranties contained in Sections 4.1, 4.2, 4.5, 4.6, 4.24, 4.25, 4.26 or clauses (c), (d) and (j) of Section 4.16; Company hereby represents and warrants to Purchaser as set forth below:
Section 4.1 Corporate Existence and Power. Company is a public limited company duly incorporated and validly existing under the laws of England and Wales. Company has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, (a) have a Material Adverse Effect or (b) prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction. Company is duly qualified to do business and, where applicable, is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction. Prior to the date of this Agreement, Company has made available to Purchaser a true and complete copy of the articles of association of Company as in effect on the date of this Agreement (the “Company Organizational Documents”). The Company Organizational Documents are in full force and effect and Company is not in violation of the Company Organizational Documents in any material respect. Other than minutes that have not yet been prepared or are in draft form, Company has made available prior to the date of this Agreement true and complete copies of the minutes of the Company Board from January 1, 2020 to the date hereof; provided, however, that (x) Company has redacted such materials to the extent necessary to omit information concerning this Agreement or the transactions contemplated hereby, competitively or commercially sensitive information or privileged information and (y) minutes of meetings that pertain solely to discussion of this Agreement or the transactions contemplated hereby have not been provided.
Section 4.2 Corporate Authorization.
(a) The execution, delivery and performance by Company of this Agreement and the Scheme of Arrangement and the consummation by Company of the transactions contemplated by this Agreement and the Scheme of Arrangement are within the corporate powers and authority of Company and, except for the Company Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, have been duly authorized by all necessary corporate action on the part of Company. The Company Shareholder Approvals are the only votes of the Company Shareholders or the holders of any other Equity Securities of Company necessary in connection with this Agreement and the Scheme of Arrangement and the consummation by Company of the transactions contemplated by this Agreement and the Scheme of Arrangement. This Agreement has been and the Scheme of Arrangement will be duly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid, legal and binding agreement of Company enforceable against Company in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).
(b) At a meeting duly called and held, the Company Board unanimously resolved (i) that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) are fair to and in the best interests of Company for the benefit of the Company Shareholders as a whole, (ii) that this Agreement, the Scheme of Arrangement and the transactions contemplated hereby and thereby (including the Transaction) be and are approved and (iii) to recommend to the Company Shareholders the approval of the Scheme of Arrangement at the Scheme Meeting and the passing of the Company Shareholder Resolution at the Company GM (such recommendation referred to herein as the “Company Board Recommendation”). Except, with respect to clause (iii) of the preceding sentence, as permitted by Section 6.2, the Company Board has not subsequently rescinded, modified in a manner adverse to Purchaser or withdrawn any such resolutions.
Section 4.3 Governmental Authorization. The execution, delivery and performance by Company of this Agreement and the Scheme of Arrangement and the consummation by Company of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws and Foreign Investment Laws of any non-U.S. jurisdictions (collectively, “Regulatory Laws”), (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable (the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable, collectively “Nasdaq”), (c) compliance with any applicable requirements of the Companies Act, (d) the sanction of the Scheme of Arrangement by the Court and (e) any other actions, Consents or Filings the absence of which (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction.
Section 4.4 Non-contravention. Assuming compliance with the matters referred to in Section 4.3 and receipt of the Company Shareholder Approvals and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby and thereby and by the Scheme of Arrangement (including the Transaction) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Company or any of its Subsidiaries is entitled under, any provision of any Company Material Contract, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Company or any of its Subsidiaries, except, in the case of clauses (b)-(d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction.
Section 4.5 Capitalization.
(a) As of the close of business on January 6, 2023 (the “Capitalization Date”), (i) there were 319,438,637 Company Ordinary Shares in issue (of which (A) 714,590 were held in treasury and shall not receive the Per Share Consideration and (B) 316,634,740 Company Ordinary Shares were deposited with the Depositary or the Depositary Custodian pursuant to the Deposit Agreement and represented by 63,326,948 Company ADSs), (ii) there were outstanding Company Share Options to acquire an aggregate of 69,034,362 Company Ordinary Shares (or 13,806,872.40 Company ADSs), (iii) there were outstanding Company RSUs in respect of 4,049,950 Company Ordinary Shares (or 809,990 Company ADSs), and (iv) there were outstanding Company PSUs in respect of, in the aggregate, up to 6,413,853 Company Ordinary Shares or up to 1,282,770.60 Company ADSs, in each case assuming maximum level performance achievement. Except as set forth in the preceding sentence of this Section 4.5(a), as of the date hereof, there are no issued or outstanding Company Ordinary Shares or other Equity Securities of Company, other than (x) Company ADSs issued after the Capitalization Date under the Deposit Agreement in exchange for the deposit with the Depositary (or the Depositary Custodian) of Company Ordinary Shares outstanding as of the Capitalization Date as set forth in the preceding sentence, (y) Company Ordinary Shares included in the amount specified in clause (i)(B) of the preceding sentence and delivered after the Capitalization Date upon the surrender and cancellation of Company ADSs pursuant to the Deposit Agreement or (z) Company Ordinary Shares or Company ADSs issued after the Capitalization Date pursuant to the exercise of Company Share Options or settlement of Company RSUs or Company PSUs outstanding as of the Capitalization Date as set forth in the preceding sentence. Each Company ADS represents a beneficial ownership interest in five (5) Company Ordinary Shares, subject to the terms and conditions of the Deposit Agreement.
(b) Section 4.5(b) of the Company Disclosure Schedule sets forth a true and complete list, (except that names and titles may be redacted) as of the close of business on the Capitalization Date, of (i) each Company Share Option, Company RSU and Company PSU, (ii) the number of Company ADSs or Company Ordinary Shares underlying each Company Share Option, Company RSU and Company PSU (assuming achievement at maximum performance for any performance-based award) (iii) Company Employee Plan under which the Company Share Option, Company RSU, or Company PSU was granted, (iv) the exercise price of each Company Share Option, if applicable, (v) the date of grant of such Company Share Option, Company RSU, or Company PSU, (vi) the vesting schedule (including the number of vested and unvested Company ADSs or Company Ordinary Shares subject to such Company Share Option, Company RSU, or Company PSU as of the Capitalization Date) and (vii) the expiration date of each Company Share Option, Company RSU or Company PSU, if applicable. Company has made available to Purchaser a true and complete copy of the Deposit Agreement. All outstanding Company Ordinary Shares and Company ADSs as of the date hereof have been duly authorized and validly issued, fully paid or credited as fully paid, nonassessable, free from any transfer restrictions (other than transfer restrictions arising under applicable securities laws) and have not been issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. No Subsidiary of Company owns any Company Ordinary Shares or other Equity Securities of Company. All Company Share Options, Company RSUs and Company PSUs were granted under the Company Equity Plans. Accurate and complete copies of the standard agreement evidencing Company Share Options, Company RSUs and Company PSUs, and each agreement evidencing a Company Share Option, Company RSU or Company PSU that does not conform to the standard agreement have been made available to Purchaser. All Company Share Options, Company RSUs and Company PSUs have been granted in compliance with Applicable Laws and the terms of the Company Equity Plans. Each Company Share Option, Company RSU and Company PSU may, by its terms, be treated at the Closing as set forth in Section 2.3.
(c) Other than the convertible notes issued pursuant to the Indenture, there are no outstanding bonds, debentures, notes or other indebtedness of Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Company have the right to vote. There are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Ordinary Shares or other Equity Securities of Company. Neither Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Company Ordinary Shares or other Equity Securities of Company other than the Deposit Agreement and the Registration Rights Agreement.
Section 4.6 Subsidiaries.
(a) Each Subsidiary of Company is a corporation or other entity duly incorporated, formed or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of Company’s “significant subsidiaries” as of the date hereof, as such term is defined in Regulation S-X promulgated by the SEC, is in violation in any material respect of any of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent, constitutional or organizational documents, in each case as amended to and in effect as of the date hereof. Section 4.6(a) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each Subsidiary of Company (excluding, for the avoidance of doubt, any branch offices) and each Person in which Company or any Subsidiary of Company owns an equity or other economic interest, together with (i) the jurisdiction of incorporation, formation or organization, as the case may be, of each Subsidiary of Company or such other Person and (ii) in the case of a Subsidiary of Company, the names and the type of and percentage of interests held by any Person other than Company or a Subsidiary of Company in such Subsidiary of Company.
(b) All of the issued and outstanding share capital or other Equity Securities of each Subsidiary of Company have been validly issued and are fully paid or credited as fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Company, directly or indirectly, free and clear of any Lien (other than transfer restrictions arising under securities laws or under the organizational documents of such Subsidiary) and have not been issued in violation of any preemptive rights, rights of first refusal, subscription rights or similar rights of any Person. There are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Company.
Section 4.7 SEC Filings; Sarbanes-Oxley Act.
(a) Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Company since January 1, 2020 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). No Subsidiary of Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.
(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be. Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, and the applicable listing and corporate governance rules and regulations of Nasdaq.
(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Scheme Circular, that the representations and warranties set forth in Section 5.5 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(d) As of the date of this Agreement, (i) there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Company SEC Documents and (ii) to the knowledge of Company, none of the Company SEC Documents (including the financial statements included therein) are subject to ongoing SEC review.
(e) Company maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in Company’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Company and the principal financial officer of Company to make the certifications required under the 1934 Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(f) Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) designed to provide reasonable assurance regarding the reliability of Company’s financial reporting and the preparation of Company’s financial statements for external purposes in accordance with IFRS, and Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Company has made available to Purchaser prior to the date of this Agreement a true and complete summary (in all material respects) or copies of any disclosure of the type described in the preceding sentence made by management to Company’s auditors and audit committee during the period beginning on January 1, 2020 and ending as of the date hereof. From January 1, 2020 to the date of this Agreement, each of the principal executive officer and principal financial officer of Company (or each former principal executive officer and principal financial officer of Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq. As of the date of this Agreement, neither Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(g) The Scheme Circular will not, on the date the Scheme Circular (and any amendment or supplement thereto) is first made available to Company Shareholders in final form and on the date of the Scheme Meeting and the Company GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Company makes no representation or warranty with respect to statements made or incorporated by reference in the Scheme Circular (including any amendment or supplement thereto) based on information supplied in writing by or on behalf of Purchaser or any of its Affiliates for inclusion or incorporation by reference therein.
Section 4.8 Financial Statements and Financial Matters.
(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Company included or incorporated by reference in Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) present fairly in all material respects, in conformity with IFRS applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared in all material respects from the books and records of Company and its Subsidiaries.
(b) From January 1, 2020 to the date of this Agreement, Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority. Since January 1, 2020 to the date of this Agreement, neither Company nor any Subsidiary of Company has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any Subsidiary of Company or their respective internal accounting controls.
Section 4.9 Absence of Certain Changes.
(a) Since the Balance Sheet Date through the date of this Agreement, (i) except for the negotiation of this Agreement, the Support Agreements and the transactions contemplated hereby (including the matters leading up to the execution of this Agreement), the business of Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any action taken by Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would require Purchaser’s consent under clauses (ii), (iii), (vii), (viii), (ix), (xii), (xiii), (xiv) or (xvi) of Section 6.1(b) (or solely with respect to the foregoing clauses, clause (xxi) of Section 6.1(b)).
Section 4.10 No Undisclosed Material Liabilities. There are no liabilities or obligations of Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed, reflected or reserved against in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, (c) liabilities expressly required or expressly contemplated by this Agreement, (d) liabilities incurred under this Agreement or in connection with the Transaction, (e) liabilities which have been discharged or paid in full prior to the date hereof or (f) other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in Company SEC Documents.
Section 4.11 Litigation. There are no Proceedings pending or, to the knowledge of Company, threatened against Company, any of its Subsidiaries, present or, to the knowledge of Company, former officers, directors or employees of Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Company or any of its Subsidiaries, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, (a) that have had, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (b) that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is no Order outstanding against Company, any of its Subsidiaries or, to the knowledge of Company, officers, directors or employees of Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Company or any of its Subsidiaries or, to the knowledge of Company, threatened against or affecting Company, any of its Subsidiaries or, to the knowledge of Company, officers, directors or employees of Company in their respective capacities as such, or any of the respective properties or assets of any of Company or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect provided, that to the extent any such representations or warranties in this sentence pertain to Orders that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.
Section 4.12 Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses as they are now being conducted (the “Company Permits”). Company and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance with the terms of Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Company Permits are in full force and effect (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto) and no default (with or without notice, lapse of time, or both) has occurred under any Company Permit and there are no Proceedings pending, or, to the knowledge of Company, threatened that seek, and the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.13 Compliance with Laws. Company and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance with, and are not, and since January 1, 2020 have not been, in default under or in violation of, all Applicable Laws, except for failures to comply that (i) have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Company to perform its obligations under this Agreement or to consummate the Transaction.
Section 4.14 Regulatory Matters.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of Company and its Subsidiaries holds (A) all authorizations under the U.S. Food, Drug, and Cosmetic Act of 1938 (the “FDCA”), the U.S. Public Health Service Act (the “PHSA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, as well as the comparable regulations in other territories including the European Regulation N°726/2004 for the authorisation, supervision and pharmacovigilance of medicinal products, and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, packaging, labelling, storage, transport, marketing, distribution, sale, pricing, import or export of any of the Company Products (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of Company or any of its Subsidiaries as currently conducted (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect (subject to the Bankruptcy and Equity Exceptions to the extent applicable thereto) and have been timely renewed to maintain their validity without interruption; and (iii) Company and its Subsidiaries are in compliance with the terms of all Company Regulatory Permits.
(b) As of the date hereof, neither Company nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency.
(c) All pre-clinical and clinical investigations in respect of a Company Product conducted or sponsored by Company or any of its Subsidiaries are being, and since January 1, 2020 have been, conducted in compliance with all Applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, EU Directive N°2001/20 and Good Clinical Practices and (ii) any Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, during the period beginning on January 1, 2020 and ending on the date of this Agreement, neither Company nor any of its Subsidiaries has received any written notice from the FDA or the European Medicines Agency (the “EMA”) or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, distribution, storage, transport, packaging or manufacturing of Company Products that would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Company Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Company Regulatory Agency.
(e) Since January 1, 2020, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by Company and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any officer, employee or contractor of Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Company Products are sold or where Company has publicly announced an intention to sell a Company Product in 2021; and (ii) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any officer, employee or contractor of Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could reasonably be expected to be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar program, including any conduct that would constitute non-compliance with the Federal Anti-Kickback Statute, Federal False Claims Act, or their respective state equivalents. Since January 1, 2020, neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any officer, employee, agent or distributor of Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as to each Company Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Company Products are sold that has been developed, manufactured, tested, distributed or marketed by or on behalf of Company or any of its Subsidiaries, each such Company Product is being or has been developed, manufactured, stored, distributed and marketed in compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There are no Proceedings pending or, to the knowledge of Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product by Company or any of its Subsidiaries of any Applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(g) Neither Company nor any of its Subsidiaries has received since January 1, 2020 any written notifications from any institutional review board, ethics committee or safety monitoring committee raising any material issues that require or would require the termination, suspension or investigation of, or seeking to place a clinical hold order on or otherwise delay or materially restrict any, clinical studies proposed or currently conducted by, or on behalf of, Company or any of its Subsidiaries, and, to knowledge of Company, no such action is currently threatened.
(h) Except as would not reasonably be expected to have a Material Adverse Effect, Company and each of its Subsidiaries is and since January 1, 2020, has obtained (or caused to be obtained) informed consent by or on behalf of each human subject who participated in Company’s ongoing clinical or pre-clinical studies or tests. In using or disclosing patient information received by Company in connection with Company’s ongoing clinical or pre-clinical studies or tests, Company has complied with all laws and regulatory rules or requirements, in each case to the extent applicable, including the Health Insurance Portability and Accountability Act of 1996, the FDCA, the RGDP and the rules and regulations thereunder (or their foreign equivalent). Neither Company nor any of its Subsidiaries is subject to any enforcement, regulatory or administrative proceedings regarding compliance with healthcare laws and, to the knowledge of Company, no such enforcement, regulatory or administrative proceeding is currently threatened.
(i) To the extent required by Applicable Laws, to the knowledge of Company, all manufacturing operations conducted for the benefit of Company with respect to any Company Product, either approved or investigational, have been conducted in accordance with GMP Regulations, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect.
(j) With respect to the corporate integrity agreement set forth on Section 4.14(j) of the Company Disclosure Schedule, Company and its Subsidiaries are, and at all times since January 1, 2020 have been, in compliance in all material respects with the terms thereof and are conducting, and have conducted, all compliance-related programs that have been implemented as part of such agreement.
(k) Company and each of its Subsidiaries has developed and implemented patient and/or product support activities, including co-pay assistance and provision of free drugs (provided directly by Company, its Subsidiaries, or its or their contractors to patients), and other access and reimbursement support and adherence services, health management services, and educational services (in each case as described on Section 4.14(k) of the Company Disclosure Schedule), and undertakes such activities in compliance in all material respects with all Applicable Laws.
Section 4.15 Material Contracts.
(a) Section 4.15(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement (except that the Company Disclosure Schedule need not list any (x) Company Employee Plan, (y) Contract filed with the Company SEC Documents or (z) any distributor agreement) of each of the following Contracts to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets are bound (each such Contract required to be so listed, a “Company Material Contract”):
(i) any Contract (other than Leases, distributor agreements and employment agreements), including any manufacturing, supply or distribution agreement, that involved in the fiscal year ending December 31, 2021, the payment or delivery of cash or other consideration by or to Company or any of its Subsidiaries in an amount in excess of $5,000,000;
(ii) each Contract relating to the acquisition or disposition of assets comprising a business or division or equity securities to any Third Party that (x) contains ongoing obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve or would reasonably be expected to require the receipt or making of payments in excess of $5,000,000 or (y) contains any provision pursuant to which any Equity Securities of Company or any of its Subsidiaries (including any Company ADS, but excluding any Company Employee Plans) may be issued or (z) involved since January 1, 2020 the payment of consideration in excess of $10,000,000 in the aggregate with respect to such Contract;
(iii) any Contract between any Governmental Authority, on the one hand, and Company or any of its Subsidiaries, on the other hand, involving or that would reasonably be expected to involve payments to or from such Governmental Authority in an amount in excess of $5,000,000 in the fiscal year ending December 31, 2022;
(iv) other than distributor agreements, any Contract that is material to Company and its Subsidiaries, taken as a whole, and that (A) limits or purports to limit, in any material respect, the freedom of Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area, (B) contains material exclusivity or “most favored nation” obligations or restrictions with respect to Company or any of its Subsidiaries or (C) contains any other provisions that restricts the ability of Company or any of its Subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Company Product, directly or indirectly through third parties, in any material respect;
(v) any Contract relating to Indebtedness of Company or any of its Subsidiaries in an amount in excess of $5,000,000 (whether incurred, assumed, guaranteed or secured by any asset of Company or any of its Subsidiaries) other than any Contract exclusively between or among Company and any of its wholly owned Subsidiaries;
(vi) any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of Company or any of its Subsidiaries or the repurchase or redemption of, any Equity Securities of Company or any of its Subsidiaries (other than Contracts relating to Indebtedness described in clause (v) of this Section 4.15(a));
(vii) any material joint venture, profit-sharing, partnership, collaboration or co-promotion agreement;
(viii) any material Contracts pursuant to which Company or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software, or other commercially available technology and distributor agreements), including any Intellectual Property Rights with respect to any Company Product, or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Company Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business);
(ix) any Contract involving the settlement or compromise of any Proceedings (whether pending or threatened) which (A) will involve payments after the date of this Agreement in excess of $500,000 or (B) will impose materially burdensome monitoring or reporting obligations or other material restrictions on Company or any Subsidiary of Company (or, following the Closing, on Purchaser or any Subsidiary of Purchaser), excluding regulatory commitments in the ordinary course of business;
(x) any Contract that obligates Company or any Subsidiary of Company to make any capital investment or capital expenditure outside the ordinary course of business and in excess of $5,000,000;
(xi) any material Contract that relates primarily to, and is material to, the manufacture, release or distribution of any Company Product (excluding Contracts that would reasonably be expected to be replaceable in the event of the termination or expiration of such Contract on substantially similar or improved terms without any material disruption to the manufacture, release or distribution of a Company Product);
(xii) any material Contract with any Person (A) pursuant to which Company or its Subsidiaries are required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, commercial manufacture or other similar occurrences, developments, activities or events (other than any Contract with contract research organizations for internal research entered into in the ordinary course of business or any distributor agreements) or (B) under which Company or its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights with respect to any Company Product or any material Intellectual Property Rights, in the case of each of clauses (A) and (B), which payments are in an amount having an expected value in excess of $5,000,000 in the fiscal year ending December 31, 2023;
(xiii) any lease or sublease for personal property for which annual rental payments made by Company or any of its Subsidiaries were, or are expected to be, in excess of $2,000,000 in the fiscal year ending December 31, 2023;
(xiv) any Contracts (A) with any record or, to the knowledge of Company, beneficial owner as of the date hereof of five percent or more of the voting securities of Company, or (B) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the 1933 Act;
(xv) any settlement agreements entered into after January 1, 2020 by or with respect to Company or any of its Subsidiaries with any Taxing Authority and providing for payments in excess of $500,000; and
(xvi) any other Contract required to be filed by Company pursuant to Item 601(b)(10) of Regulation S-K.
(b) All of Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of Company or a Subsidiary of Company (as the case may be) and, to the knowledge of Company, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against Company or its Subsidiaries (as the case may be) and, to the knowledge of Company, each of the other parties thereto (in each case except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Company or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Company, as of the date of this Agreement, no Person is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Company has made available to Purchaser true and complete copies of each of Company Material Contract as in effect as of the date hereof.
Section 4.16 Taxes.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:
(i) all Tax Returns required by Applicable Law to be filed with any Taxing Authority by Company or any of its Subsidiaries have so been filed, and all such Tax Returns are true, correct and complete in all respects;
(ii) each of Company and its Subsidiaries has timely paid in full to the appropriate Taxing Authority all Taxes due and owing by it (whether or not shown on any Tax Return), and, with respect to accrued Taxes of Company and its Subsidiaries where payment is not yet due, established an accrual in accordance with IFRS;
(iii) each of Company and its Subsidiaries has withheld and deducted all Taxes required by Applicable Law to be so withheld or deducted, and has paid over such Taxes to the proper Taxing Authority (or is properly holding for such payment), and has complied with all information reporting requirements in relation thereto;
(iv) neither Company nor any of its Subsidiaries is currently under investigation or audit by any Taxing Authority in respect of any Tax matter or any Tax Return of such Person, and no such Proceeding has been threatened in writing against Company or any of its Subsidiaries. No deficiency for Taxes has been proposed, asserted or assessed, in each case in writing, by any Taxing Authority against Company or any of its Subsidiaries that has not been fully satisfied by payment;

(v) neither Company nor any of its Subsidiaries has extended or waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that will remain in effect after the Closing Date (other than pursuant to an extension of the filing date for any Tax Return obtained in the ordinary course of business);
(vi) there are no Liens for Taxes (other than Permitted Liens) on any of the property or assets of Company or any of its Subsidiaries;
(vii) neither Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) any change in or incorrect method of accounting in respect of a taxable period ending on or prior to the Closing Date pursuant to Section 481(a) of the Code, (B) any installment sale or open transaction made prior to the Closing Date, (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code entered into or existing prior to the Closing Date, (D) any closing agreement pursuant to Section 7121 of the Code entered into prior to the Closing Date, or (E) any prepaid amount received (or deferred revenue recognized) or paid prior to the Closing Date;
(viii) Since September 1, 2019, no jurisdiction in which Company or any of its Subsidiaries does not file a Tax Return has asserted in writing a claim that Company or such Subsidiary is subject to Taxes or required to file Tax Returns in such jurisdiction, which claim has not since been fully resolved (and any relevant liability to Tax fully discharged or paid), and neither Company nor any of its Subsidiaries has agreed with any Taxing Authority to defer payment of any Tax;
(ix) all documents to which Company or any of its Subsidiaries is a party and under which Company or any of its Subsidiaries has any rights or that form part of Company’s or any of its Subsidiaries’ title to any asset and which are required to be stamped have been duly stamped and any applicable stamp or any other transfer, registration or documentary Tax in respect of such documents has been paid and no stamp or other transfer, registration or documentary Tax which is reasonably required to be paid in respect of such documents remains to be paid in respect of any such documents that are outside the United Kingdom and have yet to be brought into the United Kingdom; and
(x) Company has not been treated, nor since September 1, 2019, has any Subsidiary of the Company been treated, as having a permanent establishment in any other jurisdiction or been liable to Tax on a net income basis (other than any Tax imposed by way of withholding or deduction from payments to Company or its Subsidiaries) under the laws of any jurisdiction other than its jurisdiction of incorporation.
(b) Within the last two years, neither Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code.
(c) Under Applicable Law in effect on or prior to the date of this Agreement (i) Company is, and at all times since its formation has been, properly treated as a foreign corporation for U.S. federal income tax purposes, and (ii) neither the Company nor any of its Subsidiaries constitute a domestic corporation as a result of the application of Section 7874(b) of the Code.
(d) Other than the acquisition of Aegerion Pharmaceuticals, Inc. in 2019, no transaction (or series of transactions, if pursuant to a plan) caused the Company or any of its Subsidiaries to be a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code.
(e) Neither Company nor any of its Subsidiaries (i) is or has been a member of any group or consolidation for Tax purposes other than one of which Company or any of its Subsidiaries was the common parent; (ii) is party to or bound by, or has any obligation under, any material Tax sharing or indemnification agreement (other than (x) an agreement solely between or among Company and/or one or more of its Subsidiaries or (y) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes); (iii) has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to material Taxes; or (iv) has any liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a transferee or successor. Company has not made, nor since September 1, 2019, has any Subsidiary of Company made, any written requests for rulings in respect of any material Taxes.

(f) Neither Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(g) Neither Company nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other similar provision of state, local or non-U.S. law.
(h) Company and its Subsidiaries are and have always been resident only in their jurisdiction of incorporation for all Tax purposes.
(i) Company and each of its Subsidiaries have at all times materially complied with all Applicable Laws regarding transfer pricing, including the maintenance of all material documentation required by Applicable Law to substantiate the transfer pricing practices and methodology of Company and its Subsidiaries.
(j) Neither Company nor any Subsidiary of Company that is or was an “expatriated entity” within the meaning of Section 7874(a)(2)(A) of the Code has failed to comply in all material respects with any provision of the Code or Treasury Regulations that imposes an obligation or a liability on a “surrogate foreign corporation” or an “expatriated entity” or any related person thereto.
Section 4.17 Employees and Employee Benefit Plans.
(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan, other than individual employment agreements that do not materially deviate from the applicable sample employment letters which have been made available to Purchaser. For each material Company Employee Plan, Company has made available to Purchaser a copy of such plan (or a description, if such plan is not written) and all amendments thereto, together with a copy of (if applicable) (i) each material trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan and (vi) all material, non-routine documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past six years.
(b) Neither Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to sponsor, maintain, administer or contribute to), or has, in the prior six years, sponsored, maintained, administered or contributed to (or had any obligation to sponsor, maintain, administer or contribute to), or has any liability or obligation (whether fixed or contingent) with respect to, any (i) plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, including, without limitation, any multiemployer plan, as defined in Section 3(37) of ERISA, (ii) any “multiple employer welfare arrangement,” as defined in Section 3(40) or ERISA or (iii) any “multiple employer plan,” as defined in Section 413(c) of the Code. Neither Company nor any of its Subsidiaries have in the last six years been an “associate” of or “connected” with an “employer” (within the meaning of the United Kingdom Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the United Kingdom Pension Schemes Act 1993). Neither Company nor any of its Subsidiaries have at any time prior to the date of this Agreement been such an employer, or participated in or had any liability in relation to a defined benefit pension scheme in any jurisdiction.
(c) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation.
(d) Each Company Employee Plan has been maintained and operated in all material respects in compliance with its terms and all Applicable Law, including ERISA, the Code, and any applicable provisions of the United Kingdom Pensions Act 2008. No material Proceeding (other than routine claims for benefits) is pending against or involves or, to Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of

Labor, the PBGC, the United Kingdom Pensions Ombudsman or the United Kingdom Pensions Regulator. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened audits or investigations by any Governmental Authority involving any Company Employee Plan.
(e) With respect to each Relevant Service Provider, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event, including a termination of employment or service (where such other event would not alone have an effect described in this sentence): (i) entitle any such Relevant Service Provider to any payment or benefit, including any change in control, transaction, bonus, retention, severance or retirement benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan, Company Equity Plan or otherwise, (iii) contractually limit or restrict the right to amend or terminate any Company Employee Plan or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(f) Neither Company nor any of its Subsidiaries has any liability for, and no Company Employee Plan provides for any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Relevant Service Provider or any of their respective dependents or beneficiaries other than coverage mandated by Applicable Law (such as health care continuation coverage as required by Section 4980B of the Code or any similar state law). All material contributions and expenses due and payable by Company or any of its Subsidiaries in respect of a Company Employee Plan have been paid in full.
(g) No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Relevant Service Provider, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Relevant Service Provider, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code. Neither Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.
(h) Any lump sum, gratuity or other like benefit payable in the event of the death in service of a United Kingdom-based employee or officer of Company or any of its Subsidiaries is fully insured with an insurance company authorized under the United Kingdom Financial Services and Markets Act 2000 with permission under Part 4A of that Act to effect and carry out contracts of long-term insurance.
(i) With respect to any Company Employee Plan for the benefit of Relevant Service Providers or dependents or beneficiaries thereof who perform services or who are employed outside of the United States (a “Non-U.S. Plan”), except as would not reasonably be expected to be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iii) no liability exists or reasonably could be imposed upon the assets of Company or any of its Subsidiaries by reason of such Non-U.S. Plan; (iv) all contributions to, and payments from, such Non-U.S. Plan which may have been required to be made in accordance with the terms of such Non-U.S. Plan, and, when applicable, the Applicable Laws of the jurisdiction in which such Non-U.S. Plan is maintained, have been timely made or shall be made by the Closing Date; (v) such Non-U.S. Plan is and has been administered at all times in compliance with its terms and all Applicable Laws of each jurisdiction in which such Non-U.S. Plan is maintained; (vi) as of the date of this Agreement, there are no pending investigations by any Governmental Authority involving such Non-U.S. Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Non-U.S. Plan), or proceedings against such Non-U.S. Plan and (vii) the consummation of the Transaction will not create or otherwise result in any liability with respect to such Non-U.S. Plan.
Section 4.18 Labor Matters.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, immigration, the publication of information pursuant to the United Kingdom Equality Act 2020 (Gender Pay Gap Information) Regulations 2017, sexual harassment, civil rights, affirmative action, work authorization, safety and health, information privacy and security and workers compensation, and all obligations imposed on Company and its Subsidiaries by any employee’s or other individual’s contract of employment or engagement.
(b) As of the date of this Agreement, neither Company nor any of its Subsidiaries has participated in the United Kingdom Coronavirus Job Retention Scheme or any similar scheme, nor reduced any annual rates of base salaries or wages, annual bonus targets or amounts or commissions, nor delayed or deferred payment of any of the foregoing, with a stated rationale of being in response to the impact the COVID-19 pandemic has had on the business of Company or its Subsidiaries.
(c) Neither Company nor any of its Subsidiaries operates, and since January 1, 2020 has not operated, any custom, policy or practice (whether contractual or non-contractual) pursuant to which employees based in the United Kingdom on or by reason of the termination of their employment or loss of office by reason of redundancy (within the meaning of section 139 of the United Kingdom Employment Rights Act 1996 and/or section 195 of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992) are entitled to payments which are in excess of those required to be paid under section 135 of the United Kingdom Employment Rights Act 1996.
(d) Neither Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or any other similar agreement or arrangement with, or commitment to, any labor organization, labor or trade union, works council, staff association or other employee representative, and, to Company’s knowledge: (i) no employee of Company or any of its Subsidiaries is a member of any trade or labor union, works council, staff association or similar labor organization; and (ii) from January 1, 2020, to the knowledge of Company, there has not been any organizational campaign, card solicitation, demand for recognition, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of Company or any of its Subsidiaries. As of the date of this Agreement, (i) there are no unfair labor practice charges or complaints pending or, to Company’s knowledge, threatened in writing against Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority that have had, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of Company or any of its Subsidiaries with respect to Company or its Subsidiaries, and (iii) since January 1, 2020 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Company’s knowledge, threatened in writing against or affecting Company or any of its Subsidiaries.
(e) No current request made pursuant to: Schedule A1 Part I of the United Kingdom Trade Union and Labour Relations (Consolidation) Act 1992 for recognition of any trade union or Regulation 7 of the United Kingdom Information and Consultation of Employees Regulations 2004 to negotiate an agreement in respect of information or consultation, has been received by Company or any of its Subsidiaries nor, to Company’s knowledge does any trade or labor union, works council, staff association or group of employees currently intend to submit any such request to Company or any of its Subsidiaries.
(f) Company and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require Company to obtain the consent of, or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.
(g) To the knowledge of Company, all employees of the Company are authorized to work in each jurisdiction in which they are employed. Company has not received written notice or other written communication from any Governmental Authority in the last three years regarding any violation or alleged violation of any law relating to hiring, recruiting, employing of (or continuing to employ) anyone not authorized to work in the jurisdiction in which they are employed.
(h) In the last 12 months, Company and its Subsidiaries have not closed any office or facility, effectuated any group layoffs of employees or implemented any early retirement, exit incentive, or other group separation program, in each case, that would trigger any state, local, or national laws related to office closings or group layoffs, nor has Company or its Subsidiaries planned or announced any such action or program for the future.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries have paid all salary, bonuses, commissions, and other compensation earned by employees Company and its Subsidiaries, and due to be paid prior to the date of this Agreement.
(j) Since January 1, 2020, (i) to the knowledge of the Company, no allegations of sexual harassment have been made against any current director, officer, or management level employee of Company or its Subsidiaries in his or her capacity as a director, officer or employee and (ii) Company and its Subsidiaries have not entered into any settlement, consent decree or other Contract resolving such allegations.
Section 4.19 Intellectual Property.
(a) Section 4.19(a)(i) of the Company Disclosure Schedule is a complete and accurate list, as of the date of this Agreement, of all Patents, registered Marks, registered Copyrights and registered domain names, and applications for any of the foregoing, that are owned by or purported to be owned by, or that are filed or registered in the name of, Company or any of its Affiliates (the “Company Registered IP”). Section 4.19(a)(ii) of the Company Disclosure Schedule is a complete and accurate list, as of the date hereof, of all Patents owned by Company or its Subsidiaries that are listed in the Orange Book with respect to any Company Product. Company and its Subsidiaries have (i) complied in all material respects with all Applicable Laws regarding the listing of Patents in the Orange Book and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, taken commercially reasonable efforts to make appropriate submissions of Company Intellectual Property to the Orange Book.
(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each item of Company Intellectual Property is legally, beneficially and solely owned by Company or one of its Affiliates, free and clear of all Liens (other than Permitted Liens), (ii) none of Company Registered IP has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Company Registered IP, except where Company has made a reasonable business decision to not maintain such Company Registered IP, (iii) none of Company Registered IP that has issued has, since January 1, 2020, subsequently been adjudged invalid or unenforceable, (iv) to the knowledge of Company, all Company Registered IP is subsisting, and if registered, not invalid or unenforceable and (v) there is no opposition, interference, derivation, cancellation Proceeding pending or, to the knowledge of Company, threatened against Company or its Subsidiaries challenging or contesting the ownership, validity, scope or enforceability of any Company Registered IP (other than ordinary course Proceedings related to the application for, or renewal of, any item of Company Registered IP).
(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Intellectual Property and the Licensed Intellectual Property constitutes all of the material Intellectual Property Rights necessary to develop, manufacture and sell each material Company Product as currently developed, manufactured or sold by Company and its Subsidiaries as of the date of this Agreement. Since January 1, 2020, neither Company nor any Subsidiary of Company has granted or transferred (or is obligated to grant or transfer) to any Person or has permitted (or is obligated to permit) any Person to retain any ownership interest, including any joint ownership interest, or any exclusive rights, in any Intellectual Property Rights that are or were Company Intellectual Property that is material to the conduct of the business of Company and its Subsidiaries, taken as a whole.
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Company Intellectual Property is subject to any Order or Proceeding pending or, to the knowledge of Company, threatened, naming Company or any of its Subsidiaries contesting the validity, enforceability, or use thereof, or rights thereto by or of Company or any of its Subsidiaries, (ii) neither the operation of the business of Company or any of its Subsidiaries nor any Company Product infringes, misappropriates or otherwise violates and has not infringed, misappropriated or otherwise violated, any material Intellectual Property Rights of any Third Party, (iii) to the knowledge of Company, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated any Company Intellectual Property, or any Intellectual Property Rights licensed to Company or any of its Subsidiaries, material to the development, manufacture or sale of a Company Product and (iv) neither Company nor any Subsidiary of Company has instituted or threatened in writing to institute any Order or Proceeding against any Third Party alleging that such Third Party is infringing, misappropriating, or otherwise violating any Company Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in Company Intellectual Property, and to the knowledge of Company, since January 1, 2020, there have been no material unauthorized uses or disclosures of any such Trade Secrets.
(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of Company, (A) Company and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200–212, with respect to any Patents that are part of Company Registered IP and are covered, or practiced by, a Company Product (or the manufacture of a Company Product (including any precursor to such product), or sale thereof), and (B) no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other institution has been used to create or develop any Patents that are part of Company Registered IP and are covered or practiced by a Company Product (or the manufacture of a Company Product (including any precursor to such product, or sale thereof)), except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or any university, college, research institute or other institution holding any ownership or other interest in such Patents that are part of Company Registered IP and are covered or practiced by a Company Product (or the manufacture of a Company Product or sale thereof).
(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Company nor any of its Subsidiaries is party to any Contract which, as a result of the consummation of the transactions contemplated by this Agreement, would (i) grant to any Third Party any right to any material Intellectual Property Rights (other than Company Intellectual Property) owned by, or licensed to, Purchaser or any of its Affiliates or (ii) result in the grant of (or requirement to grant) any license, covenant not to assert, release, agreement not to enforce or prosecute, or other immunity to or under any Company Intellectual Property to any Third Party. No action by Company or any of its Subsidiaries shall cause, nor as a result of the consummation of the transactions contemplated by this Agreement shall cause (i) any Contract relating to Company Intellectual Property or Licensed Intellectual Property to no longer remain in full force and effect following the Effective Time in accordance with its terms, and, (ii) as of immediately after the Effective Time, Company and its Subsidiaries to no longer be entitled to exercise all of their respective rights under all such Contracts to the same extent as prior to the Effective Time, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company and its Subsidiaries have obtained from all current or former employees, officers, consultants, contractors and others who have created or developed material Intellectual Property Rights for or on behalf of Company or any of its Subsidiaries, valid assignments (or, in the case of consultants and contractors, assignment or license) of such parties’ rights in such Intellectual Property Rights to Company or one of its Subsidiaries, to the extent permitted by Applicable Law, or Company and its Subsidiaries otherwise exclusively own such Intellectual Property Rights by operation of law. Company and its Subsidiaries have, and enforce, a policy requiring each employee, officer, consultant, contractor or other Person that has access to any material Intellectual Property Rights to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of Company and any of its Subsidiaries of Personal Data are and have at all times since January 1, 2020 been in compliance with all applicable Privacy Legal Requirements and Privacy Commitments. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, (i) neither Company nor any of its Subsidiaries has received any written notice alleging any material violation by Company or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of Company, has Company or any of its Subsidiaries been threatened to be charged with any such violation or otherwise been subject to any audit, investigation, enforcement action or similar by any Governmental Authority, (ii) as of the date of this Agreement, neither Company nor any of its Subsidiaries has received any written complaint or claim for compensation by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by Company or any of its Subsidiaries, (iii) Company

and its Subsidiaries have taken commercially reasonable actions (including implementing and maintaining commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards consistent with industry standard practices) designed to protect Personal Data against any Personal Data Breaches, and (iv) there has been no Personal Data Breach.
(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, (i) Company and its Subsidiaries have taken commercially reasonable actions (including implementing and maintaining commercially reasonable technical, organizational, physical or administrative safeguards consistent with industry standard practices) adequate to protect the security, confidentiality, integrity and availability of information technology systems of Company and its Subsidiaries, (ii) Company and its Subsidiaries have entered into written agreements with all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Company and its Subsidiaries that obligate such persons to comply with all applicable Privacy Legal Requirements and to take steps to protect and secure Personal Data from Personal Data Breaches, and (iii) to the knowledge of Company, there has been no Personal Data Breach of or involving Personal Data collected or used in connection with or under the control of Company or any of its Subsidiaries. To Company’s knowledge, since January 1, 2020 through the date of this Agreement, none of the third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Company and its Subsidiaries have (A) suffered any Personal Data Breach affecting Personal Data processed, stored or otherwise handled on behalf of Company or (B) materially breached any Contracts with Company or any Subsidiary of Company relating to Personal Data, in the case of each of clauses (A) and (B), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2020, to the knowledge of Company, (i) there have been no security breaches of, or unauthorized access to, the information technology systems of Company nor any of its Subsidiaries, and (ii) there have been no disruptions in any such information technology systems that adversely affected the operations of the business of Company or any of its Subsidiaries.
(l) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Transaction) will violate any applicable Privacy Legal Requirement or Privacy Commitment.
Section 4.20 Properties. Section 4.20 of the Company Disclosure Schedule sets forth a complete and accurate list as of the date hereof, of any material real property which Company or any Subsidiary of Company leases, subleases, licenses, uses or occupies and any Contract pursuant to which Company or any Subsidiary of Company leases, subleases, licenses, uses or occupies any real property (any such properties, the “Real Properties”, and any such Contracts, the “Leases”). Neither Company nor any Subsidiary of Company owns any real property or is party to any Contract or option to purchase any real property or interest therein. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company or any Subsidiary of Company has a good and valid leasehold or license interest in the Real Properties, free and clear of all Liens, except for Permitted Liens, (b) each Lease under which Company or any of its Subsidiaries leases, subleases or licenses any Real Property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of Company or a Subsidiary of Company (as the case may be) and, to the knowledge of Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against Company or its Subsidiaries (as the case may be) and, to the knowledge of Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by Company or any of its Subsidiaries of any of the provisions thereof), (c) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease,(d) as of the date hereof, neither Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease or under any covenant, restriction, stipulation or other encumbrance affecting the Real Property, (e) neither Company nor its Subsidiaries has subleased, assigned, or otherwise granted to any Person the right to use or occupy the Real Property or any material portion thereof,

(f) neither Company nor any Subsidiary is obligated to pay any leasing or brokerage commission relating to any Lease that has not already been paid, and (g) no construction, alteration or other leasehold improvement work with respect to any Lease remains to be paid for or to be performed by the Company or any Subsidiary.
Section 4.21 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits, (ii) to the knowledge of the Company, none of Company or any of its Subsidiaries has, nor has any other Person, Released or exposed any Person to any Hazardous Substance at the Real Properties or any other real properties now or previously owned or subject to any Lease or otherwise operated by Company or any of its Subsidiaries, (iii) since January 1, 2020, if pending or unresolved, no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding is pending or, to the knowledge of Company, threatened by any Governmental Authority or other Person alleging that Company or any of its Subsidiaries has any liability that relates to, or arises under, any Environmental Law or Environmental Permit and (iv) to the knowledge of the Company, neither Company nor any Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person relating to Environmental Law.
Section 4.22 FCPA; Anti-Corruption; Sanctions.
(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of Company, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Company, any employee or contractor of Company or any of its Subsidiaries, in each case acting on behalf of Company or any of its Subsidiaries, has, since January 1, 2020, in connection with the business of Company or any of its Subsidiaries, (i) taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable), (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another Person in the course of their business dealings with Company or any Subsidiary of Company, in order to unlawfully induce such Person to act against the interest of his or her employer or principal.
(b) None of Company, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Company, any employee of Company or any of its Subsidiaries, is, or since January 1, 2020 has been, subject to any actual or pending or, to the knowledge of Company, threatened civil, criminal, or administrative Proceedings, notices of violation, demand letters, settlements, or enforcement actions by any Governmental Authority, or made any voluntary disclosures to any Governmental Authority, involving Company or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.
(c) Company and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Company and each of its Subsidiaries in all material respects as required by the FCPA.
(d) Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with applicable Sanctions Laws (to the extent applicable to Company’s businesses), the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.
(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of Company, any of its Subsidiaries or any of their respective directors or officers, or, to the knowledge of Company, any of their respective employees or contractors (i) is a Sanctioned Person, (ii) has, since January 1, 2020, engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Person who was at that time a Sanctioned Person or in any Sanctioned Country on behalf of Company or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, since January 1, 2020, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 4.23 Transactions with Affiliates. Since January 1, 2020 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there as of the date hereof proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in Company SEC Documents filed prior to the date hereof.
Section 4.24 Antitakeover Statutes and United Kingdom Takeover Code. There are no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state or other anti-takeover laws and regulations applicable to the Transaction or any other transactions contemplated by this Agreement. On the basis of the composition of the Company Board as of the date hereof, the United Kingdom City Code on Takeovers and Mergers does not apply to Company, the Transaction or any other transactions contemplated by this Agreement and none of Company, the Transaction or any other transactions contemplated by this Agreement is subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.
Section 4.25 Opinion of Financial Advisor. Moelis & Company LLC (“Moelis”) has delivered its opinion to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various factors, limitations, qualifications and assumptions set forth therein, the Per Share Consideration to be received by the holders of Company Ordinary Shares (other than the Excluded Shares (as defined in the Scheme of Arrangement)) in the Transaction pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion shall be delivered promptly to Purchaser after the date of this Agreement for informational purposes only.
Section 4.26 Finders’ Fees. Except for fees payable to Moelis, estimates of such fees which have been provided to Purchaser prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Company or any of its Subsidiaries who is entitled to any finders or similar fee or commission from Company or any of its Affiliates in connection with execution of this Agreement or the transactions contemplated by this Agreement.
Section 4.27 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Company and its Subsidiaries maintain valid and enforceable insurance coverage in full force and effect with reputable insurers in such amounts and covering such risks as Company reasonably believes, based on past experience, is adequate for the businesses and operations of Company and its Subsidiaries, and (b) all premiums due thereunder have been paid. Neither Company nor any Subsidiary of Company has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with renewals or replacements of any such insurance policies or Contracts in the ordinary course of business) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.28 No Other Representations and Warranties. Except for the representations and warranties made by Company in this Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to this Article IV) and in the certificate to be delivered by Company pursuant to Section 8.2(d), neither Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or its Subsidiaries or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Company and its Subsidiaries disclaim any other representations or warranties, whether made by Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. Company acknowledges and agrees that, except for the representations and warranties made by Purchaser in Article V (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedule in accordance with the introduction to Article V) and the certificate delivered by Purchaser pursuant to Section 8.3(c), neither Purchaser nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of any member of the Purchaser Group, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding any member of the Purchaser Group or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Company specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Purchaser and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as set forth in the Purchaser Disclosure Schedule in accordance with Section 10.13(b), Purchaser hereby represents and warrants to Company as set forth below:
Section 5.1 Corporate Existence and Power. Purchaser is a società per azioni, duly incorporated and validly existing under the laws of Italy. Purchaser has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power and authority (a) has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or (b) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transaction. Purchaser is duly qualified to do business and, where applicable, are in good standing in each jurisdiction where such qualification and/or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 5.2 Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement and the CVR Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement, the CVR Agreement and the Scheme of Arrangement are within the corporate powers and authority of Purchaser, and have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Company) constitutes a valid, legal and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). At Closing the CVR Agreement will be duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Rights Agent) will constitute a valid, legal and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). No vote of the Purchaser shareholders or the holders of any other Equity Securities of Purchaser or any of Purchaser’s Affiliates is necessary in connection with this Agreement and the consummation of the transactions contemplated by this Agreement and the Scheme of Arrangement. Neither Purchaser nor any of its Affiliates owns any Company Equity Securities.
Section 5.3 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby and by the Scheme of Arrangement (including the Transaction) require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act and other Regulatory Laws, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to Nasdaq, (c) compliance with any applicable corporate law of jurisdiction of Purchaser’s incorporation, (d) compliance with the Companies Act, (e) the sanction of the Scheme of Arrangement by the Court and (f) any other actions, Consents or Filings the absence of which has not had or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 5.4 Non-contravention. Assuming compliance with the matters referred to in Section 5.3 and the sanction of the Scheme of Arrangement by the Court, the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby and thereby and by the Scheme of Arrangement and the CVR Agreement (including the Transaction) do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Purchaser’s organizational documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Purchaser or any of its Subsidiaries is entitled under, any provision of any Contract or permit binding on Purchaser or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Purchaser or any of its Subsidiaries, except, in the case of clauses (b) through (d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 5.5 Information Supplied. The information provided by and relating to the Purchaser Group to be contained in the Scheme Circular (including any amendment or supplement thereto) and any other documents filed or furnished with or to the Court or the SEC in each case in connection with the Transaction will not, on the date the Scheme Circular (and any amendment or supplement thereto) is first made available to Company Shareholders in final form and on the date of the Scheme Meeting and the Company GM, as applicable, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to statements made or incorporated by reference in the Scheme Circular (including any amendment or supplement thereto) which were not supplied in writing by or on behalf of Purchaser or any of its Affiliates specifically for inclusion or incorporation by reference therein.
Section 5.6 Litigation. There are no Proceedings pending or, to the knowledge of Purchaser, threatened against any member of the Purchaser Group, any present or, to the knowledge of Purchaser, former officers, directors or employees of the Purchaser Group in their respective capacities as such or any of the respective properties or assets of any member of the Purchaser Group, by or before (or, in the case of threatened Proceedings, that would be by or before) any Governmental Authority, that (a) has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transaction; provided, that to the extent any such representations or warranties in the foregoing pertain to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is no Order outstanding against any member of the Purchaser Group, any present or, to the knowledge of Purchaser, former officers, directors or employees of the Purchaser Group in their respective capacities as such, or any of the respective properties or assets of any of the Purchaser Group or, to the knowledge of Purchaser, threatened against or affecting any member of the Purchaser Group, any present or, to the knowledge of Purchaser, former officers, directors or employees of any member of the Purchaser Group in their respective capacities as such, or any of the respective properties or assets of any member of the Purchaser Group, that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 5.7 Compliance with Laws. Each member of the Purchaser Group is, and since January 1, 2021 has been, in compliance with and are not, and since January 1, 2021 have not been, in default under or in violation of all Applicable Laws, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 5.8 Finders’ Fees. Except as set forth in Section 5.8 of the Purchaser Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Purchaser or any of its Affiliates in connection with the execution of this Agreement or the transactions contemplated by this Agreement.
Section 5.9 Sufficiency of Funds. At the Closing or the time of any payment due under the CVR Agreement, as applicable, Purchaser has or will have, respectively, available to it cash and other sources of immediately available funds sufficient to pay the aggregate Per Share Cash Consideration, the aggregate Per ADS Cash Consideration, the aggregate amounts payable to holders of Company Share Options, Company RSUs and Company PSUs and all other cash amounts payable pursuant to this Agreement and the CVR Agreement, including any fees and expenses payable by Purchaser at the Closing. Purchaser expressly acknowledges and agrees that its obligations under this Agreement, including their obligations to consummate the Transaction or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.
Section 5.10 No Other Representations and Warranties. Except for the representations and warranties made by Purchaser in this Article V (as qualified by the applicable items disclosed in the Purchaser Disclosure Schedule in accordance with the introduction to this Article V) and in the certificate to be delivered by Purchaser pursuant to Section 8.3(c), neither Purchaser nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Purchaser or any other members of the Purchaser Group, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Purchaser or any other member of the Purchaser Group or any other matter furnished or provided to Company or made available to Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Purchaser and each other member of the Purchaser Group disclaims any other representations or warranties, whether made by any member of the Purchaser Group or any of their respective Affiliates or Representatives. Purchaser acknowledges and agrees that it has had an opportunity to discuss and ask questions regarding the business of Company and its Subsidiaries with management of Company, has had access to certain information regarding Company and its Subsidiaries, including in the “virtual data room” maintained by Company, as it has desired or requested to review and has conducted its own independent investigation of Company and its Subsidiaries and the transactions contemplated hereby. Purchaser acknowledges and agrees that, except for the representations and warranties made by Company in Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to Article IV) and in the certificate to be delivered by Company pursuant to Section 8.2(d), neither Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or its Subsidiaries or any other matter furnished or provided to Purchaser or made available to Purchaser in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Purchaser specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.
ARTICLE VI

COVENANTS OF COMPANY
Section 6.1 Conduct of Company.
(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) as set forth in Section 6.1 of the Company Disclosure Schedule, (y) as otherwise required or expressly contemplated by this Agreement, or (z) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization, keep available the services of its key employees and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations; provided that (i) no action by Company or any of its Subsidiaries to the extent expressly permitted by an exception to Section 6.1(b) shall be deemed to be a breach of this Section 6.1(a) and (ii) any failure to take any action prohibited by Section 6.1(b) shall not be deemed a breach of this Section 6.1(a).
(b) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.1 of the Company Disclosure Schedule or (z) as otherwise required or expressly contemplated by this Agreement, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed (other than with respect to any actions contemplated by clauses (i), (iii), (vii) and (xvii))), Company shall not, and shall cause each of its Subsidiaries not to:
(i) adopt or propose any change to its certificate of incorporation, articles of association or other organizational or constitutional documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents) or the Deposit Agreement;
(ii) acquire (including by merger, consolidation, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any securities of or other equity interest in or assets comprising a business or division of any other Person, or otherwise engage in any consolidations or business combinations, except for (A) transactions solely between Company and a wholly owned Subsidiary of Company or solely between wholly owned Subsidiaries of Company or (B) subject to Section 7.1(f), any transaction involving cash consideration of less than $5 million (including any “earnout”, deferred or contingent payments) in the aggregate for all such transactions;
(iii) authorize, declare, set aside, make or pay any dividends or distribution with respect to its shares or other Equity Securities (including any Company ADS) (whether in cash, assets, shares or other securities of Company or any of its Subsidiaries) (other than dividends or distributions made by any wholly owned Subsidiary of Company to Company or to any wholly owned Subsidiary of Company), or enter into any agreement or arrangement with respect to voting or registration;
(iv) split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of its share capital or other Equity Securities, or redeem, purchase, cancel or otherwise acquire or offer to acquire any of its share capital or other Equity Securities, except for (1) the acceptance of Company Ordinary Shares or Company ADSs as payment of the exercise price of Company Share Options or for withholding Taxes in respect of Company Share Options, in each case, that are outstanding as of the date of this Agreement or that are granted after the date of this Agreement not in violation of this Agreement, (2) any such transaction involving Company and its wholly owned Subsidiary or only wholly owned Subsidiaries of Company or (3) transactions required to be taken by the Depositary or Company under the Deposit Agreement in accordance with its terms;
(v) issue, deliver, grant, sell, pledge, dispose of, charge, mortgage or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition, charging, mortgaging or encumbrance of, any shares, voting securities or other Equity Securities (including any Company ADS) in Company or any Subsidiary of Company or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or Equity Securities (including any Company ADS) or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Share Option under any existing Company Equity Plan or otherwise (except as otherwise provided by the terms of any Company Employee Plan as in effect and outstanding as of the date of this Agreement), other than (A) issuances or grants of Company Ordinary Shares, Company ADSs or other securities as required pursuant to equity awards or obligations under the Company Equity Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement, (B) sales of Company Ordinary Shares or Company ADSs pursuant to the exercise of Company Share Options or settlement of Company RSUs or Company PSUs if necessary to effectuate an optionee or award holder’s direction upon exercise or pursuant to the settlement of Company Share Options, Company RSUs or Company PSUs in order to satisfy Tax withholding obligations, in each case, with respect to Company Share Options, Company RSUs or Company PSUs as in effect and outstanding as of the date of this Agreement (C) transactions solely between Company and a wholly owned Subsidiary of Company or solely between wholly owned Subsidiaries of Company, (D) transactions required to be taken by the Depositary or Company under the Deposit Agreement in accordance with its terms or (E) actions required to be taken under the Indenture in accordance with its terms;
(vi) except as required by any Company Employee Plan as in existence as of the date hereof, or established after the date hereof not in contravention of the terms of this Agreement or as required by Applicable Law, (A) increase the compensation or benefits or severance payable or to become payable to any Relevant Service Provider, (B) grant or pay or commit to grant or pay to any Relevant Service Provider any equity-based compensation (except as otherwise provided in Section 4.5), bonuses, incentive compensation, retention awards or increases in severance or termination pay, (C) establish, adopt, enter into, amend in any material respect or terminate any collective bargaining agreement or Company Employee Plan, (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Employee Plan or Company Equity Plan, (E) terminate the employment of any Relevant Service Provider earning annual fees or annual compensation in excess of $200,000, other than for cause (as defined in the Company Equity Plans), (F) hire (other than in connection with replacing a departing Relevant Service Provider on terms and conditions of employment that are materially the same as those of such departing Relevant Service

Provider) or promote any new Relevant Service Provider earning annual fees or annual compensation in excess of $200,000, (G) provide any funding for any rabbi trust or similar arrangement or (H) enter into a Contract or relationship with a professional employer organization;
(vii) liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of Company or its Subsidiaries), or adopt any plan or resolution, or take any other action providing for any of the foregoing other than the winding up and dissolution of dormant or immaterial Subsidiaries of Company;
(viii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among Company and its wholly owned Subsidiaries or solely among Company’s wholly owned Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, (C) the extension of trade credit in the ordinary course of business, (D) investments in cash equivalents and marketable securities in the ordinary course of business or (E) loans, advances, capital contributions or investments in Persons not listed on a national securities exchange not to exceed $5 million in any transaction or series of related transactions;
(ix) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its material properties, rights or assets (including shares in the capital of Company or its Subsidiaries), except (A) dispositions of obsolete or worthless equipment in the ordinary course of business, (B) non-exclusive licenses of Company Intellectual Property or Company Products entered into in the ordinary course of business, (C) pursuant to transactions solely among Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Company, (D) sales of Company Products in the ordinary course of business or (E) in an amount not to exceed $5 million for all other such transactions entered into in reliance on this clause (E);
(x) other than in the ordinary course of business, enter into any Contract that would constitute a Company Material Contract if in effect on the date hereof, or materially modify, materially amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business or termination at the end of the Contract term in accordance with the terms of the Contract) any Company Material Contract; provided, that this Section 6.1(b)(x) shall not prohibit or restrict Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements an action or omission that is permitted by any of the other subclauses of Section 6.1(b);
(xi) make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures except (A) in amounts contemplated by Company’s capital budget set forth on Section 6.1(b)(xi) of Company Disclosure Schedule in the aggregate, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident or (C) pursuant to Contracts in effect on the date hereof;
(xii) waive, release, assign, compromise or settle any Proceeding to which Company or any of its Subsidiaries is a defendant, other than the compromise or settlement of any Proceeding that (A) provides for the payment by Company or its Subsidiaries of an amount in cash not to exceed $500,000 individually or $2 million (or any greater amount reflected or established as a reserve for such Proceeding on the Company Balance Sheet) in the aggregate and (B) does not impose any injunctive relief on Company or its Subsidiaries (other than customary confidentiality and de minimis contractual obligations in the applicable compromise or settlement agreement that are incidental to an award of monetary damages thereunder) and does not involve the admission of wrongdoing by Company or any of its Subsidiaries and (C) does not provide for the license of any material Intellectual Property Rights or the termination or modification or amendment of any license of material Company Intellectual Property; provided, that any Proceeding related to Taxes shall be governed by Section 6.1(b)(xiv);
(xiii) make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or Applicable Law;
(xiv) make or change any material Tax election, change any Tax accounting period, adopt or change any material method of Tax accounting, make any amendment to any Tax return that would have a material effect on Taxes, file any material Tax return that is materially inconsistent with a previously filed Tax return of the same type for a prior taxable period, settle or compromise any material liability for Taxes or any Tax Proceeding relating to a material amount of Taxes, enter into any advance pricing agreement or “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law), request any ruling from any Taxing Authority (except in accordance with Section 7.8(a)), surrender any right to claim a material refund of Taxes, assume any liability for a material amount of Taxes of any other Person by Contract (other than a Contract entered into in the ordinary course of business that is not primarily related to Taxes) or request or otherwise agree to a material extension or waiver of the statute of limitations with respect to a material amount of Taxes;
(xv) incur, assume, guarantee, endorse or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) for the incurrence of any Indebtedness solely among Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Company, (B) currency derivatives in the ordinary course of business and not for speculative purposes, (C) the incurrence of Indebtedness under Company’s revolving credit facility in the ordinary course of business or (D) the incurrence of other Indebtedness not to exceed $5 million at any one time outstanding in reliance on this clause (D);
(xvi) enter into any transactions or Contracts with any affiliate or other Person that would be required to be disclosed by Company under Item 404 of Regulation S-K of the SEC other than to the extent permitted under clause (v) or (vi) of this Section 6.1(b);
(xvii) adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement with respect to any member of the Purchaser Group;
(xviii) redeem, repurchase, defease or prepay any Indebtedness for borrowed money or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), except for (A) the repayment of any Indebtedness at its scheduled maturity or expiration of the applicable term, (B) the termination and settlement of currency derivatives entered into in the ordinary course of business consistent with past practice and nor for speculative purposes in accordance with their terms and (C) solely among Company and its wholly owned Subsidiaries or solely among wholly owned Subsidiaries of Company;
(xix) (A) acquire or agree to acquire any real property or enter into, or agree to enter into, any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (B) sell, assign, dispose of, surrender or exercise any right to terminate, or agree to sell, assign, dispose of, surrender or exercise any right to terminate, any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), (C) materially modify or amend or exercise any right to renew any lease, or waive any material term or condition thereof or grant any material consents thereunder, in each case, except as would not be adverse to Company or its Subsidiaries in any material respect with respect to the lease when viewed in the context of the benefits received by Company and its Subsidiaries as a result, or (D) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any real property leased by Company or any Subsidiary of Company, or any interest therein or part thereof (other than a Permitted Lien), in the case of each of clauses (A) through (D), other than in the ordinary course of business consistent with past practice;
(xx) enter into or become bound by, or amend, modify, terminate or waive any Contract related to the acquisition or disposition or grant of any license with respect to material Intellectual Property Rights, other than amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, or otherwise encumber any material Company Intellectual Property (including by the granting of any covenants, including any covenant not to sue or covenant not to assert), other than (A) non-exclusive licenses of (x) Company Intellectual Property (other than patents on a stand-alone basis) or (y) Company Products, in each case entered into in the ordinary course of business consistent with past practice and (B) distribution rights for Company Products made or entered into in the ordinary course of business; or
(xxi) agree or authorize, in writing or otherwise, to take any of the foregoing actions.
(c) Anything to the contrary set forth in this Agreement notwithstanding, (i) Company shall be permitted to take commercially reasonable actions that would otherwise require the prior written consent of Purchaser under this

Section 6.1 to the extent that Company reasonably deems such action to be necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or as may be reasonably necessary to address (A) significant risks to human health or safety or (B) material damage to the environment, material equipment or other material assets of Company and its Subsidiaries and (ii) Company and its Subsidiaries may take commercially reasonable actions in response to the actual or anticipated effects of COVID-19 or any COVID-19 Measures (in the case of any actions take outside of the ordinary course business pursuant to clause (i) or (ii), subject to reasonable consultation with Purchaser in advance of taking such actions to the extent reasonably practicable).
(d) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Company’s or any of its Subsidiaries’ businesses or operations, other than after the Closing.
Section 6.2 No Solicitation by Company.
(a) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except as otherwise set forth in this Section 6.2, Company shall not, and shall cause its Subsidiaries and its directors and executive officers not to, and shall direct its external advisors not to, directly or indirectly, (i) solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any inquiries regarding, or the making or submission of, any Acquisition Proposal, (ii) (A) enter into, continue or participate in any discussions or negotiations in respect of any Acquisition Proposal or (B) furnish to any Third Party any information in connection with any Acquisition Proposal, (iii) enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iv) recommend or approve or publicly propose to recommend, adopt or approve any Acquisition Proposal, (v) withdraw, or qualify, amend or modify in a manner adverse to Purchaser (or publicly propose to withdraw, or qualify, amend or modify in a manner adverse to Purchaser), the Company Board Recommendation, or resolve or agree to take any such action, including requesting that the Court does not sanction the Scheme of Arrangement, (vi) fail to include the Company Board Recommendation in the Scheme Circular, (vii) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days after Purchaser so requests in writing (provided that (x) Purchaser may only make such request once per Acquisition Proposal and once if no Acquisition Proposal has been publicly disclosed and (y) Company shall not be required to do so to the extent it will contravene Applicable Law, including the fiduciary duties of the Company Board) or (viii) resolve or agree to do any of the foregoing (any of the foregoing clauses (iv)-(vii) or clause (viii) (to the extent relating to clauses (iv)-(vii), a “Company Adverse Recommendation Change”)); provided, that, anything to the contrary in this Agreement notwithstanding, Company or any of its Representatives may, in response to an Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request from a Third Party (1) seek to clarify the terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request (including by requesting that an oral communication be made in writing), (2) inform such Third Party or its Representative of the restrictions imposed by the provisions of this Section 6.2 or (3) grant waivers, amendments or releases under any standstill restriction in effect on the date hereof to the extent necessary to allow such Third Party to make a confidential Acquisition Proposal, in the case of this clause (3), if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. Company shall, and shall cause its Subsidiaries to, and shall direct its and its Subsidiaries’ Representatives to, (x) promptly cease any and all existing discussions or negotiations, if any, with any Third Party ongoing as of the date of this Agreement with respect to any Acquisition Proposal and (y) promptly instruct any such Third Party in possession of confidential information about Company or any of its Subsidiaries that was furnished by or on behalf of Company in connection with such discussions or negotiations for such Third Parties and its Representatives to return or destroy all such information promptly after the date hereof in accordance with the relevant confidentiality agreement between Company and such Third Party.
(b) The foregoing notwithstanding, if at any time prior to receipt of the Company Shareholder Approval (the “Company Approval Time”), the Company Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not resulted from a Willful Breach of Section 6.2(a), the Company Board, directly or indirectly through its Representatives, may, if the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (A) engage in negotiations or discussions with such Third Party and its Representatives and financing sources and (B) furnish to such Third Party and its Representatives and financing sources information relating to Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided, that all such information (to the extent that such information is material and non-public and has not been previously provided or made available to Purchaser) is provided or made available to Purchaser, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. An “Acceptable Confidentiality Agreement” means a confidentiality agreement (1) that (I) does not contain any provision that would prevent Company from complying with its obligation to provide disclosure to Purchaser pursuant to this Section 6.2 and (II) contains provisions that, in each case, are not materially less favorable to Company than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions) or (2) that is in effect as of the date of this Agreement.
(c) To the extent permitted by Applicable Law, Company shall notify Purchaser as promptly as reasonably practicable (but in no event later than 24 hours) after receipt by Company or any of its Subsidiaries or, to the knowledge of Company, any of its or their external advisors of any bona fide Acquisition Proposal, which notice shall be provided in writing and shall identify the material terms and conditions of, any such Acquisition Proposal and the Person(s) making such proposal. Company shall thereafter (i) keep Purchaser reasonably informed, on a reasonably current basis, of any material developments or changes in the status and details (including any changes to the type and amount of consideration) of any such Acquisition Proposal and (ii) as promptly as reasonably practicable (but in no event later than 24 hours after receipt) provide to Purchaser unredacted copies of any written proposals, indications of interest, draft agreements and other written materials relating to the financial terms or other material terms and conditions of such Acquisition Proposal exchanged between Company or any of its Subsidiaries or Representatives and the Person(s) making such Acquisition Proposal or any of its Affiliates or its or their Representatives.
(d) Anything in this Section 6.2 to the contrary notwithstanding, prior to the Company Approval Time, if the Company Board receives a bona fide written Acquisition Proposal made after the date of this Agreement that has not resulted from a Willful Breach of Section 6.2(a) and the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action in response to such Superior Proposal would be inconsistent with its fiduciary duties under Applicable Law, the Company Board (or any committee thereof) may, subject to compliance with this Section 6.2(d), (i) make a Company Adverse Recommendation Change or (ii) terminate this Agreement in accordance with Section 9.1(d)(ii); provided, that (A) Company shall first notify Purchaser in writing at least four Business Days before taking such action that Company intends to take such action, which notice shall include an unredacted copy of such proposal relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the Person(s) making any such Acquisition Proposal), (B) Company and its Representatives shall negotiate in good faith with Purchaser, and its Representatives during such four Business Day notice period, to the extent Purchaser affirmatively seeks to negotiate and make itself reasonably available to negotiate, to enable Purchaser to propose revisions to the terms of this Agreement, (C) upon the end of such notice period, the Company Board (or any committee thereof) shall have considered in good faith any revisions to the terms of this Agreement committed to in a binding written proposal by Purchaser and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Superior Proposal would nevertheless continue to constitute a Superior Proposal if such revisions proposed by Purchaser were to be given effect and that the failure to take such action in response to such Superior Proposal would continue to be inconsistent with its fiduciary duties under Applicable Law and (D) in the event of any change, from time to time, to any of the material financial terms or any other material terms of such Superior Proposal, Company shall, in each case, have delivered to Purchaser an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be two Business Days (instead of four Business Days), during which time Company shall be required to comply with the requirements of this Section 6.2(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso. In no event shall Company’s compliance with its obligations pursuant to this Section 6.2(d) constitute a Company Adverse Recommendation Change.
(e) Anything in Section 6.2(a) to the contrary notwithstanding, at any time prior to Company Approval Time, the Company Board (or any committee thereof) may make a Company Adverse Recommendation Change of the type described in clauses (v), (vi), (vii) or (viii) (to the extent relating to the foregoing clauses (v), (vi) or (vii)) of the definition thereof in response to an Intervening Event if the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel that the failure to make such Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law;

provided, that, prior to taking either such action (i) Company shall first notify Purchaser in writing at least four Business Days before taking such action that Company intends to take such action, which notice shall include a reasonably detailed description of such Intervening Event (including the facts and circumstances providing the basis for the determination by the Company Board (or any committee thereof) to effect such Company Adverse Recommendation Change), (ii) Company and its Representatives shall negotiate in good faith with Purchaser and its Representatives during such four Business Day period, to the extent Purchaser affirmatively seeks to negotiate and make itself reasonably available to negotiate, to enable Purchaser to propose revisions to the terms of this Agreement, (iii) Company and its Representatives shall provide to Purchaser and its Representatives all applicable information with respect to such Intervening Event reasonably requested by Purchaser to permit it to propose revisions to the terms of the Agreement, and (iv) upon the end of such notice period, the Company Board (or any committee thereof) shall have considered in good faith any such revisions to the terms of this Agreement committed to in a binding written proposal by Purchaser, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to make such Company Adverse Recommendation Change in response to such Intervening Event would continue to be inconsistent with its fiduciary duties under Applicable Law.
(f) Nothing contained in this Section 6.2 shall prevent the Company Board (or any committee thereof) from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, (ii) making any required disclosure to the Company Shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (iii) making any “stop, look and listen” communication to Company Shareholders pursuant to Rule 14d-9(f) promulgated under the 1934 Act, or (iv) making honest and complete disclosure to the Court or SEC at the hearing to sanction the Scheme of Arrangement as required by Applicable Law, and none of the actions in the foregoing clauses (i) through (iv) shall, in and of itself, constitute a Company Adverse Recommendation Change.
Section 6.3 Transaction Litigation. Company shall promptly (and in any event, within two Business Days) notify Purchaser of any shareholder demands or Proceedings (including derivative claims) commenced against Company, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) and shall keep Purchaser informed on a reasonably current basis regarding any Transaction Litigation (including by promptly furnishing to Purchaser and its Representatives such information relating to such Transaction Litigation as may reasonably be requested by Purchaser and that would not reasonably be expected to result in the waiver of attorney client or other applicable legal privilege); provided, that Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements. Other than to the extent such Transaction Litigation relates to an Acquisition Proposal in respect of which Company determines Company and Purchaser have adverse interests, Company shall give Purchaser the opportunity to consult with it regarding the defense and settlement of any Transaction Litigation, shall consider in good faith Purchaser’s advice with respect to such Transaction Litigation and shall give Purchaser the opportunity to participate (at Purchaser’s expense) in (but not control) the defense or settlement of such Transaction Litigation. Prior to the Effective Time, neither Company nor any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 6.4 Takeover Statutes. Company shall (a) take all action within its control necessary, if any, so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents is or becomes applicable to the Transaction or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Transaction or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions within its control as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby. Company shall not take (or omit to take) any action which would reasonably be expected to result in (i) the United Kingdom City Code on Takeovers and Mergers applying to Company, the Transaction or any other transactions contemplated by this Agreement or (ii) the Transaction or any other transactions contemplated by this Agreement becoming subject to the jurisdiction of the United Kingdom Panel on Takeovers and Mergers.

Section 6.5 Access to Information.
(a) On reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the Effective Time or the valid termination of this Agreement, Company shall, and shall cause its Subsidiaries to, afford to each member of the Purchaser Group and their Representatives reasonable access to Company’s and its Subsidiaries’ properties, offices, personnel, Contracts, books, and records all other information concerning its businesses, properties and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in Section 6.2, to any Acquisition Proposal), in each case, as any member of the Purchaser Group or its relevant Representatives (as applicable) reasonably requests solely to the extent such request (i) is made in furtherance of the consummation of the transactions contemplated hereby or (ii) relates to Company’s communications with, or inquiries from, Company Regulatory Agencies, in each case in a manner so as to not unreasonably interfere with the normal business operations of Company or any of its Subsidiaries. During such period described in the immediately preceding sentence, on reasonable notice and subject to Applicable Law and during normal business hours, Company shall instruct its pertinent Representatives to reasonably cooperate with the Purchaser Group in their review of any such information provided or made available pursuant to the immediately preceding sentence.
(b) Anything to the contrary in this Agreement notwithstanding:
(i) Company and its Subsidiaries shall not be required to provide such access or disclosure of information if it (A) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (B) would contravene any Applicable Law or confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business, (C) would result in the disclosure of any valuations of Company in connection with the transactions contemplated by this Agreement or any other strategic alternatives or (D) would be for the purpose of disclosure of such information in any Proceeding between the Parties; provided, that, in the case of clauses (A) through (C), Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements;
(ii) any physical access to the properties, offices, personnel or other information of Company and its Subsidiaries shall be subject to Company’s reasonable security measures and insurance requirements and may be limited to the extent Company in good faith determines, in light of COVID-19 or any COVID-19 Measures, that such access would reasonably be expected to jeopardize the health or safety of any employee of Company or its Subsidiaries (provided, that Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without jeopardizing the health and safety of such employees or violating such COVID-19 Measures);
(iii) Purchaser shall not use any information obtained pursuant to this Section 6.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and the CVR Agreement; and
(iv) nothing in this Section 6.5 shall be construed to require Company, any of its Subsidiaries or any of their Representatives to prepare any financial statements, projections, reports, analyses, appraisals or opinions that are not readily available or permit any invasive testing.
(c) All information furnished pursuant to this Agreement shall be subject to the Confidentiality Agreement.
Section 6.6 Company Convertible Notes; Payoff Letters.
(a) Company and Purchaser each acknowledge that the Transaction constitutes a Make-Whole Fundamental Change (as defined in the Indenture) and agree to treat, and to cause their respective Subsidiaries to treat, the Transaction as such for all purposes under the Indenture. At and prior to the Effective Time, Company shall, and shall cause its Subsidiaries to, comply in a timely manner with all of the provisions of the Indenture applicable to each of them as a result of the Transaction, including executing and delivering supplemental indentures to the Indenture in connection with the Transaction, the delivery, issuance or entry into any notices, certificates or other documents or instruments required to comply with the Indenture; provided, that (i) Company shall deliver a copy of any such supplemental indenture, notice, certificate or other document to Purchaser reasonably in advance of delivering or entering into such supplemental indenture, notice, certificate or other document and (ii) prior to the Effective Time, Company shall not amend, modify, supplement or terminate the Indenture, in each case, without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed. The foregoing notwithstanding, nothing in this Section 6.6 shall require Company to (A) pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Indenture prior to the occurrence of the Effective Time (other than to the extent expressly required under the Indenture), (B) enter into or effect any settlement, termination, instrument or agreement, or agree to any settlement, termination or any other change or modification to any instrument or agreement, in each case with respect to the Indenture, that is effective prior to the occurrence of the Effective Time or (C) refrain from delivering, or delay the delivery of, any notice required by the terms of the Indenture. From and after the Effective Time, (1) Purchaser shall promptly comply with the terms of the Indenture, including paying or causing to be paid any amounts payable thereunder, (2) Purchaser and Company shall, and shall cause their applicable Subsidiaries, to calculate the Share Price (as defined in the Indenture) with regard to the Transaction by reference to the trading prices of the Company ADS on the Nasdaq Stock Market, assuming the Company ADS remain listed on the Nasdaq Stock Market during the applicable determination periods specified in the definition of the term Share Price, and (3) to the extent that any holder of convertible notes issued pursuant to the Indenture exercises its conversion rights under the Indenture, Purchaser shall, and shall cause Company and its applicable Subsidiaries to, settle such conversion solely in Company Ordinary Shares using Physical Settlement (as defined in the Indenture) (it being understood that, as a consequence thereof, such holder shall be entitled to receive the applicable Per Share Consideration under the articles of association of Company, as amended by the Company Shareholder Resolution, in lieu of receiving such Company Ordinary Shares). Purchaser and Company agree not to, and to cause their applicable Subsidiaries not to, exercise any rights under Section 4.03(B) of the Indenture to redeem or cause the redemption of all or any portion of the convertible notes issued pursuant to the Indenture prior to the earliest to occur of (1) the end of the Make-Whole Fundamental Change Conversion Period (as defined in the Indenture) with respect to the Transaction and (2) the End Date.
(b) Company shall use commercially reasonable efforts to deliver to Purchaser customary payoff letters and lien termination documentation in respect of the Company Credit Agreement in connection with the Closing (it being understood that payoff letter and lien termination documentation may be subject to customary conditions and timing to effectiveness).
Section 6.7 Financing Assistance.
(a) Subject to Applicable Law, prior to the Closing, Company shall, and shall cause its Subsidiaries to, and shall use their reasonable best efforts to cause its and their respective Representatives to, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by any member of the Purchaser Group to assist Purchaser in arranging, obtaining or syndicating third party debt financing (if any) of Purchaser or any wholly owned Subsidiary of Purchaser the proceeds of which are intended to be used to consummate the Transaction (the “Debt Financing”) provided that neither Company nor any of its Subsidiaries or their respective Representatives shall be required to (i) take any actions that are not customary for the acquired company to take in connection with financings of the type contemplated by Purchaser or otherwise reasonably requested by any Financing Party, (ii) prepare or provide any financial statements or other financial information other than financial statements or other financial information that are filed or required to be filed with the SEC (before giving effect to any grace periods, exemptive orders or other similar relief that would change the applicable due date) or to the extent such financial information is readily available to Company, (iii) provide any guarantees or grant any security interests on any of their equity interests or assets prior to the Effective Time, (iv) take any action that would reasonably be expected to give rise to a breach of any representation and warranty or covenant in this Agreement or failure of any closing condition set forth in Article VIII to be satisfied, (v) incur any expense or liability that is not promptly reimbursed by Purchaser upon written demand by Company and (vi) adopt resolutions or consents, or deliver any opinion of legal counsel, relating to the Debt Financing prior to the Effective Time.
(b) All confidential information provided by Company, its Subsidiaries and its and their respective Representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information as applicable to any number of Financing Parties as would be reasonable and customary in connection with the Debt Financing; provided, that all confidential information shared with Financing Parties shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement. Purchaser shall indemnify and hold harmless Company and its Subsidiaries and its and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof), including any VAT (but only to the extent that such VAT is not recoverable by the indemnified party or by an Affiliate of such party), suffered or incurred in connection with any action taken by Company, any of its Subsidiaries or any of its or their respective Representatives pursuant to this Section 6.7 (other than the use of any information provided by Company, any of its Subsidiaries or any of its or their respective Representatives in writing for use in connection with the Debt Financing) whether or not the Transaction is consummated or this Agreement is terminated, except in the event such losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) and such VAT arise out of or result from the gross negligence or willful misconduct of Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.7.
(c) Anything to the contrary in this Agreement notwithstanding, the condition set forth in Section 8.2(a), as it applies to the obligations of Company under this Section 6.7, will be deemed to be satisfied unless the Debt Financing is not obtained and Company’s Willful Breach, if any, of its obligations under this Section 6.7 was the primary cause of the failure of the Debt Financing to be obtained.
ARTICLE VII

COVENANTS OF COMPANY AND PURCHASER
Section 7.1 Efforts, Filings, Consents and Approvals.
(a) Subject to the terms and conditions of this Agreement, each of Company and Purchaser shall (and each shall cause its Subsidiaries to) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transaction and other transactions contemplated hereby as promptly as reasonably practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Transaction and the other transactions contemplated hereby, (B) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transaction or other transactions contemplated hereby, and to comply with the terms and conditions of each such Consent (including (x) by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act, other applicable Antitrust Laws or any applicable Foreign Investment Law and (y) seeking the Consents from the Third Parties as described on Section 7.1(a) of the Company Disclosure Schedule), and (C) cooperating with the other Parties in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any Consents necessary, proper or advisable to consummate the Transaction or the other transactions contemplated hereby and (ii) using reasonable best efforts to (A) defend any lawsuit or other legal Proceeding, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Transaction or any of the other transactions contemplated hereby and (B) contest any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Transaction or any of the other transactions contemplated hereby. This Section 7.1 shall not apply with respect to Filings with or the Consents of the Court to implement the Scheme of Arrangement, which shall be dealt with exclusively in accordance with Article III, or any Tax matters (or Filings in connection therewith), which shall be dealt with exclusively in accordance with Section 7.8 and (to the extent so dealt with therein) Section 10.5(b).
(b) Except as otherwise required by Applicable Laws, Purchaser shall be solely responsible to determine the clearance strategy for obtaining required Consents of any Governmental Authority under applicable Antitrust Laws and any applicable Foreign Investment Laws with respect to the Transaction, including the (i) strategy for obtaining any necessary Consent of, for responding to any request from, inquiry or investigation by, and all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law or any applicable Foreign Investment Laws and (ii) defense and settlement of any Proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law or any applicable Foreign Investment Laws. Purchaser shall promptly consult with Company in a reasonable manner and consider in good faith the views and comments of Company in connection with the foregoing; provided, that, in the event of disagreement on strategy, the determination of Purchaser shall be final so long as such determination is made in good faith consistent with its obligations hereunder (including under Section 7.1(d)). In furtherance and not in limitation of the foregoing, each of Company and Purchaser shall, and each shall cause its Subsidiaries to (x) make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the Transaction as promptly as practicable, and in any event within 20 Business Days after the date of this Agreement (unless otherwise agreed in writing) and (y) as promptly as practicable following the date of this Agreement, and in any event within 25 Business Days after the date of this Agreement (unless otherwise agreed to in writing) make all other Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Transaction and the other transactions contemplated hereby. In the event that Company or Purchaser receives a request for information or documentary material pursuant to the HSR Act or any other Antitrust Law (a “Second Request”), each shall, and shall cause its respective Subsidiaries to, use reasonable best efforts (and shall cooperate with each other) to submit an appropriate response to such Second Request as promptly as reasonably practicable, and to make available their respective Representatives to, on reasonable request, any Governmental Authority in connection with (i) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Transaction or any of the other transactions contemplated hereby or (ii) any Governmental Authority investigation, review or approval process. Neither Party, nor any of its Subsidiaries, shall extend any waiting period under the HSR Act (by pull and refile or otherwise) or enter into any agreement with the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned). Each of Purchaser and Company will be responsible for the payment of one-half of the applicable fees associated with all Filings with Governmental Authorities pursuant to Antitrust Laws.
(c) Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of Company and Purchaser shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 7.1, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Transaction and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Affiliates intends to make with any Third Party other than a Taxing Authority in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other party and such other party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority other than a Taxing Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request in connection with this Section 7.1. Company, Purchaser or their respective Representatives shall notify and consult with the other party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, Proceeding (including the settlement of any Proceeding) or other inquiry regarding the Transaction or any of the other transactions contemplated hereby and, to the extent not prohibited by such Governmental Authority, enable the other party to participate. Purchaser and Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Company, as the case may be) or its legal counsel; provided, that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of Purchaser or Company, (ii) as necessary to comply with contractual obligations or Applicable Law and (iii) as necessary to avoid privilege waiver.
(d) In furtherance of the foregoing, Purchaser shall, and shall cause its Subsidiaries to, take any and all actions necessary, proper or advisable to cause the expiration or termination of any waiting periods under any Antitrust Law or Foreign Investment Law applicable to the Transaction or the other transactions contemplated by this Agreement, and the receipt of all Consents under applicable Antitrust Laws and Foreign Investment Laws in respect of the Transaction and the other transactions contemplated by this Agreement, and to eliminate each and every impediment under any Antitrust Law or Foreign Investment Law that is asserted by any Governmental Authority and permit and cause the satisfaction of the conditions set forth in Section 8.1(c) (to the extent related to any Antitrust Law or Foreign Investment Law) and Section 8.1(d) as promptly as reasonably practicable and in any event such that the Scheme of Arrangement can be sanctioned by the Court at least three Business Days prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, (i) the sale, license, assignment, transfer, divestiture, holding separate or other disposition of any assets, business or portion of business of Company, Purchaser or any Subsidiary thereof or (ii) any conduct of business restrictions, including the imposition of any restriction, requirement or limitation on the operation of the business or portion of the business of Company, Purchaser or any Subsidiary thereof; provided, however, that notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its respective Affiliates shall be required to, and Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Purchaser, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order, whether of the type referred to in clause (i) or (ii) above or otherwise (A) if relating to Purchaser or any of its Subsidiaries or any of their respective assets or businesses, that would, individually or in the aggregate, have a material adverse effect on Purchaser and its Subsidiaries (without giving effect to the Transaction), taken as a whole, or (B) if relating to Company or any of its Subsidiaries or any of their respective assets or businesses, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Company and its Subsidiaries, taken as a whole; provided, further, that, if requested by Purchaser, Company or its Subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order; provided, further, that in no event will Purchaser, Company or any of their respective Subsidiaries be required to effect any such requirement, condition, limitation, understanding, agreement or order that is not conditioned upon the Closing occurring.
(e) Anything to the contrary in this Agreement notwithstanding, Purchaser shall not, and shall cause its Subsidiaries not to, directly or indirectly (whether by merger, consolidation, takeover offer, scheme of arrangement or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction or Contract with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction or Contract with) any other Person (i) that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more Company Products or (ii) if doing so would reasonably be expected to (A) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 8.1(c) (to the extent related to any Antitrust Law or Foreign Investment Law) or the conditions set forth in Section 8.1(d); (B) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Transaction; or (C) otherwise prevent or materially delay the consummation of the Transaction or the performance of Purchaser’s obligations under the CVR Agreement.
(f) Anything to the contrary in this Agreement notwithstanding, Company shall not, and shall cause its Subsidiaries not to, directly or indirectly (whether by merger, consolidation, takeover offer, scheme of arrangement or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction or Contract with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction or Contract with) any other Person (i) that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more products of Purchaser or (ii) if doing so would reasonably be expected to (A) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 8.1(c) (to the extent related to any Antitrust Law or Foreign Investment Law) or the conditions set forth in Section 8.1(d); (B) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Transaction; or (C) otherwise prevent or materially delay the consummation of the Transaction.
Section 7.2 Employee Matters.
(a) From the Closing Date through the 12 month anniversary of the Closing Date (the “Benefits Continuation Period”), Purchaser shall provide, or shall cause a Purchaser Subsidiary or Company to provide, to each individual who is employed by Company and its Subsidiaries immediately prior to the Effective Time, while such individual continues to be employed by Company, Purchaser or any of Purchaser’s Subsidiaries (including Subsidiaries of Company) during the Benefits Continuation Period (collectively, the “Affected Employees”) (i) an annual base salary or wage rate that is not less than the annual base salary or wage rate provided to such Affected Employee immediately prior to the Effective Time, (ii) short-term and long-term incentive compensation opportunities

(including the value of equity or equity-based incentives, which value may be provided in the form of non-equity based incentives, but excluding any change in control, retention, sale bonus or other special or non-recurring plans, programs and arrangements) and other employee benefits (excluding any equity or equity-based compensation, change in control, retention, sale bonus or any special or non-recurring plans, programs and arrangements and any retiree or post-termination health or welfare benefits or defined benefit pension benefits) that are, in each case, substantially comparable in the aggregate to such incentive compensation opportunities and such employee benefits that were provided to such Affected Employee immediately prior to the Effective Time, which obligation may be satisfied with respect to any particular compensation or benefit through the maintenance of the Company Employee Plan that provides such compensation or benefits (e.g., commission plans). During the Benefits Continuation Period, Purchaser shall, or shall cause its Subsidiaries or Company to, provide severance benefits to any Affected Employee that are no less favorable than the severance benefits provided to similarly-situated employees of Purchaser or its Subsidiaries.
(b) Purchaser shall, or shall cause a Purchaser Subsidiary or Company to, pay, in accordance with the terms of any Company Employee Plan or the relevant contract of employment, to each Affected Employee who participates in an annual incentive plan or similar incentive plan in respect of fiscal year in which the Closing occurs a cash bonus in respect of such fiscal year based on actual performance, prorated based on the number of calendar days elapsed during such fiscal year through the Closing Date, payable at the time such bonus would otherwise have been paid (or, if earlier, upon such service provider’s termination from service).
(c) With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the Effective Time (the “New Company Plans”), Purchaser shall provide, or shall cause a Purchaser Subsidiary or Company to use its commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the Effective Time to the extent satisfied or waived under a comparable Company Employee Plan, (ii) recognize service of Affected Employees (to the extent credited by Company or its Subsidiaries in any comparable Company Employee Plan) accrued prior to the Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Company Plan in which such Affected Employees may be eligible to participate after the Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, cause to be credited, in any New Company Plan that is a health or welfare plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s beneficiaries and dependents during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Company Plan that occurs prior to such Affected Employee’s commencement of participation in such New Company Plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses. To the extent applicable, upon any transition to New Company Plans or any employee benefit plans of Purchaser or any of its Affiliates that provide for severance benefits that are based on service credit, Affected Employees shall be credited with service accrued prior to the Effective Time for all relevant purposes under such plan(s).
(d) Nothing contained in this Section 7.2 or elsewhere in this Agreement, express or implied (i) shall cause either Purchaser or any of its Affiliates, or Company, to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the Effective Time, (ii) shall prevent Company, Purchaser or its Affiliates from revising, amending or terminating any Company Employee Plan, any employee benefit plan of Purchaser or any of its Affiliates or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan, any employee benefit plan of Purchaser or any of its Affiliates or any other employee benefit plan, program or policy in effect from time to time, (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of Company or any of its Subsidiaries (including any beneficiary or dependent of such individual) or (v) shall prejudice or limit the operation of any Applicable Laws or contractual obligations in relation to the terms and conditions of employment of the Affected Employees.
Section 7.3 Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed on by Company and Purchaser prior to the execution of this Agreement. Following such initial press release, Purchaser and Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement to the other Party and shall consider in good faith the comments of the other Party); provided, that the restrictions set forth in this Section 7.3 shall not apply to any release or public statement (a) in connection with an Acquisition Proposal or a Company Adverse Recommendation Change and matters related thereto, (b) in connection with any dispute between the Parties regarding this Agreement, the Transaction or the other transactions contemplated hereby or (c) to the extent the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by Company and/or Purchaser in compliance with this Section 7.3.
Section 7.4 Director and Officer Liability.
(a) Purchaser agrees that, to the fullest extent permitted under Applicable Law, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as at the date of this Agreement in favor of the current or former directors and officers of Company or its Subsidiaries as provided in their respective articles of association or other organizational documents or in any agreement or deed of indemnity shall survive the Transaction and shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, to the fullest extent permitted under Applicable Law, Purchaser shall cause Company and its Subsidiaries to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the articles of association or similar organizational documents of Company and its Subsidiaries in effect as at the date of this Agreement or in any indemnification agreements of Company or its Subsidiaries with any of their respective current or former directors or officers in effect as at the date of this Agreement, and to the fullest extent permitted under Applicable Law shall not permit Company or any of its Subsidiaries to amend, repeal or otherwise modify any such provisions or any such indemnification agreements or the exculpation, indemnification or advancement of expenses provisions of the organizational documents of Company or its Subsidiaries in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Company or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim. Following the Closing Purchaser shall cause Company to comply with the terms of this Section 7.4(a).
(b) Purchaser shall indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current or former director or officer of Company or any of its Subsidiaries or each person who has served as a manager, director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case to the fullest extent permitted under Applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with Applicable Law and the Company Organizational Documents, as applicable, to repay such amounts if it is ultimately determined by a court that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (including, in each case, any VAT, but only to the extent that such VAT is not recoverable) in connection with any actual or threatened Proceeding, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time (including acts or omissions in connection with (x) such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of Company or (y) any of the transactions contemplated by this Agreement).
(c) Company shall, prior to the Effective Time, purchase a six-year prepaid “tail policy” providing insurance coverage, benefits and terms no less favorable to the Indemnified Parties than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time; provided that in no event shall the cost of such policy exceed 300% of the last annual premium paid by Company prior to the date hereof in respect of its directors and officers insurance policy (the “Maximum Amount”) (it being understood and agreed that Company shall, if the quoted premium for the “tail policy” exceeds the Maximum Amount, purchase as much coverage as reasonably practicable for the Maximum Amount).
(d) In the event that after the Effective Time (i) Purchaser, Company or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Purchaser or any of their respective successors or assigns dissolves Company, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or Company, as applicable, shall assume all of the obligations thereof set forth in this Section 7.4.
(e) The obligations of Purchaser under this Section 7.4 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 7.4 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 7.4 applies shall be third-party beneficiaries of this Section 7.4, and (ii) this Section 7.4 shall survive consummation of the Transaction and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Purchaser and its successors and assigns.
Section 7.5 Notices of Certain Events. Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Company, (i) of any notice or other communication received by such Party from any Governmental Authority or from any other Person alleging that the consent of such Person is or may be required in connection with the Transaction, the Scheme of Arrangement or the other transactions contemplated by this Agreement, if the failure of such Party to obtain such consent would reasonably expected to be material to Company or Purchaser, (ii) of any legal Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries in connection with the Transaction, the Scheme of Arrangement, the CVR Agreement or the other transactions contemplated by this Agreement or (iii) the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VIII not being able to be satisfied prior to the End Date; provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VIII or give rise to any right to terminate under Article IX.
Section 7.6 Stock Exchange Delisting. Each of Company and Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist each Company ADS from the Nasdaq and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the Effective Time.
Section 7.7 Switching. Purchaser may not elect to implement the acquisition of the entire issued share capital of Company as contemplated by this Agreement by means of a takeover offer within the meaning of Section 974 of the Companies Act at any time without Company’s prior written consent.
Section 7.8 Tax Matters.
(a) Company and Purchaser shall (and shall, in the case of Company, procure that each of its Subsidiaries and its and their Representatives shall and, in the case of Purchaser, procure that any other member of the Purchaser Group and its and their respective Representatives shall) provide such assistance and information as such other Party may reasonably request in connection with any matters relating to Tax in respect of the transactions contemplated by this Agreement, including in respect of any Tax rulings, clearances or consents that any such Party may consider necessary or desirable in connection with the transactions contemplated by this Agreement (including in connection with any UK stamp duty or stamp duty reserve tax). Unless otherwise agreed between the Parties, Purchaser shall, as soon as reasonably practicable after the date hereof and in any event prior to the Closing, obtain confirmation from His Majesty’s Revenue & Customs that the Court Order shall not be subject to United Kingdom stamp duty or stamp duty reserve tax on the basis that the Court Order will not be the principal instrument of transfer (and in connection therewith, will provide an undertaking to His Majesty’s Revenue & Customs that Purchaser will pay all applicable UK stamp duty on the relevant instrument of transfer).

(b) Except to the extent any portion of the Per Share CVR Consideration is required to be treated as imputed interest pursuant to Applicable Law, the Parties intend, for U.S. federal and applicable state and local income tax purposes to treat (i) any payments made with respect to the CVRs issued in exchange for the Scheme Shares or the Company ADSs (as applicable) pursuant to this Agreement as additional consideration for such Scheme Shares or Company ADSs and (ii) each of Milestone 1 and Milestone 2 (each, as defined in the CVR Agreement) as covered by separate CVRs. Company and Purchaser shall report imputed interest on the CVRs as required by Applicable Law. The Parties further agree, for U.S. federal and applicable state and local income tax purposes, and otherwise to the extent consistent with Applicable Law, to treat the payments with respect to the CVRs received with respect to the Company Share Options, the Company RSUs and Company PSUs as compensation payments (subject to withholding Taxes to the extent required by Applicable Law) in the year in which the payment is made (and not to treat the receipt of any such CVR as a payment itself). None of the Parties will take any position contrary to this Section 7.8(b) on any Tax Return or for other Tax purposes except as required by Applicable Law.
(c) Except to the extent otherwise specified, and in particular except in connection with the Termination Fee (in respect of which the provisions of Sections 9.3(e)-(f) shall apply exclusively in relation to all matters relevant to VAT, and this Section 7.8(c) shall not apply), all sums payable pursuant to this Agreement shall be exclusive of any VAT.
(d) To the extent requested by Company prior to the Effective Time, Purchaser and Company shall engage in good faith discussions to mutually agree on amendments to the form of CVR Agreement in the manner provided in Section 7.8(d) of the Company Disclosure Schedule.
ARTICLE VIII

CONDITIONS TO THE TRANSACTION
Section 8.1 Conditions to the Obligations of Each Party. The obligations of Company and Purchaser to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:
(a) the Company Shareholder Approvals shall have been obtained;
(b) the Scheme of Arrangement shall have been sanctioned by the Court;
(c) (i) no Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and (ii) no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and
(d) any applicable waiting period under the HSR Act shall have expired or been terminated and any applicable waiting period or other required Consent under the other Regulatory Laws of the jurisdictions set forth on Section 8.1(d) of the Company Disclosure Schedule relating to the Transaction shall have expired, been terminated or been obtained, as applicable.
Section 8.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Purchaser) of the following further conditions:
(a) Company shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing;
(b) (i) the representations and warranties of Company contained in Section 4.1 (other than the last sentence thereof), Section 4.2, Section 4.5(c), Section 4.24, Section 4.25 and Section 4.26 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Company contained in Section 4.5(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies measured relative to the total capitalization of Company; (iii) the representations and warranties of Company contained in Section 4.9(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of

Company contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(c) no Material Adverse Effect shall have occurred since the date of this Agreement and be continuing; and
(d) Purchaser shall have received a certificate from an executive officer of Company confirming the satisfaction of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).
Section 8.3 Conditions to the Obligations of Company. The obligation of Company to consummate the Transaction is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Company) of the following further conditions:
(a) Purchaser shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing;
(b) the representations and warranties of Purchaser contained in Article V (disregarding all qualifications and exceptions contained therein relating to materiality or Purchaser Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;
(c) Company shall have received a certificate from an executive officer of Purchaser confirming, on behalf of Purchaser, the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b); and
(d) Purchaser and the Rights Agent shall have duly authorized, executed and delivered the CVR Agreement and delivered satisfactory evidence thereof to Company.
ARTICLE IX

TERMINATION
Section 9.1 Termination. This Agreement may be terminated and the Transaction and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approvals):
(a) by mutual written agreement of Company and Purchaser;
(b) by either Company or Purchaser if:
(i) the Transaction has not been consummated on or before 11:59 p.m. London time on July 31, 2023 (the “End Date”); provided, that if on such date any of the conditions set forth in Section 8.1(c) (if the Order or Applicable Law relates to Regulatory Laws) or Section 8.1(d) shall not have been satisfied, but all other conditions set forth in Article VIII have been satisfied or (to the extent permitted by Applicable Law) waived (other than (1) those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being able to be satisfied or having been waived and (2) the condition set forth in Section 8.1(b)), then the End Date shall be automatically extended to October 31, 2023; provided further, the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been a primary cause of, or resulted in, the failure of the Transaction to be consummated by the End Date;
(ii) a court or other Governmental Authority of competent jurisdiction shall have issued an Order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any Party (A) whose breach of any provision of this Agreement has been a primary cause of, or resulted in, such Order or (B) that failed to comply, in any material respects, with its obligations under this Agreement to prevent the entry of or remove such Order;

(iii) if the Scheme Meeting or the Company GM (including, in each case, any postponements or adjournments thereof) shall have been completed and any Company Shareholder Approval actually voted on at such meeting shall not have been obtained;
(iv) if the Court declines or refuses to sanction the Scheme of Arrangement; provided that if an appeal has been submitted by Company in respect of any such decline or refusal, the right to terminate the Agreement pursuant to this Section 9.1(b)(iv) may not be exercised until such appeal has been denied in a final determination; or
(c) by Purchaser:
(i) if a Company Adverse Recommendation Change shall have occurred;
(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Company within the earlier of (x) 30 days following written notice to Company from Purchaser of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.1(c)(ii) if Purchaser is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Purchaser would cause any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied; or
(d) by Company:
(i) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred that would cause any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Purchaser within the earlier of (x) 30 days following written notice to Purchaser from Company of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 9.1(d)(i) if Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Company would cause any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied; or
(ii) prior to the Company Approval Time, if (A) the Company Board (or any committee thereof) shall have authorized the termination of this Agreement in accordance in all material respects with the terms set forth in Section 6.2(d) in order to enter into a definitive agreement providing for a Superior Proposal and (B) substantially concurrently with such termination, Company enters into such definitive agreement; provided that, at or prior to, and as a condition to the effectiveness of, such termination, Company pays (or causes to be paid) Purchaser the Termination Fee pursuant to Section 9.3(a).
Section 9.2 Notice and Effect of Termination. The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) shall give written notice of such termination to the other Parties, which notice shall specify the relevant section and subsection of this Agreement pursuant to which such termination is made. If this Agreement is validly terminated pursuant to Section 9.1, this Agreement shall become void and of no effect without liability of any Party (or any of its Affiliates or its or their respective shareholders or Representatives) to the other Parties, except as provided in Section 9.3; provided, that, subject to Section 9.3(c), neither Purchaser nor Company shall be released from any liabilities or damages arising out of any Fraud by such Party or a Willful Breach of this Agreement by such Party. The provisions of Section 4.30, Section 5.10, Section 6.6(a), Section 6.7(b), Section 7.4, this Section 9.2, Section 9.3, Article X (other than Section 10.12, except to the extent that Section 10.12 relates to the specific performance of the provisions of this Agreement that survive termination) and Annex A (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 9.1. In addition, the termination of this Agreement shall not affect the respective obligations of Company and Purchaser under the Confidentiality Agreement.
Section 9.3 Termination Payment; Expense Reimbursement.
(a) (i) If this Agreement is terminated pursuant to (A) Section 9.1(c)(i) (Company Adverse Recommendation Change) or (B) Section 9.1(d)(ii) (Superior Proposal), or
(ii) if this Agreement is terminated by Purchaser or Company pursuant to Section 9.1(b)(iii) (No Company Shareholder Approval) or by Purchaser pursuant to Section 9.1(c)(ii) (Material Breach); provided, that in the case of this clause (ii), (A) a bona fide Acquisition Proposal from a Third Party shall have been publicly announced or made publicly known after the date of this Agreement and shall not have been publicly withdrawn without qualification at least five Business Days prior to the Company GM and the Scheme Meeting and (B) within 12 months of the date this Agreement is so terminated, (1) Company enters into a definitive agreement providing for an Acquisition Proposal with a Third Party (which transaction is ultimately consummated, regardless of whether such consummation is within such 12 month period), or (2) a transaction representing an Acquisition Proposal with a Third Party is consummated; provided, that for purposes of this Section 9.3(a)(ii), all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”, then, in either the case of clause (i) or clause (ii) of this Section 9.3(a), Company shall pay, or cause to be paid, to Purchaser, in cash, a payment in an amount equal to $14,000,000 (the “Termination Fee”) (x) in the case of Section 9.3(a)(i), substantially concurrently with the termination of this Agreement in the case of a termination by Company or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination by Purchaser and (y) in the case of Section 9.3(a)(ii), at or prior to the consummation of the transaction representing an Acquisition Proposal referred to therein.
(b) Any payment of the Termination Fee shall be made by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Purchaser.
(c) The parties agree and understand that in no event shall Company be required to pay the Termination Fee or the Company Expense Reimbursement on more than one occasion. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated hereby, that, without these agreements, the Parties would not enter into this Agreement and that any amounts payable pursuant to this Section 9.3 do not constitute a penalty and that Company will not be entitled to argue that the Termination Fee is unenforceable or should be reduced in any manner. Accordingly, if Company fails to promptly pay any Termination Fee due pursuant to this Section 9.3, Company shall also pay any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket legal fees and expenses) incurred by Purchaser in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Company. Any Termination Fee not paid when due pursuant to this Section 9.3 shall bear interest from the date such amount is due until the date paid at an annual rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Other than in the case of Fraud, the amounts payable by Company pursuant to Section 9.3(a), together with any amounts payable pursuant to this Section 9.3(c), Section 9.3(e) or Section 9.3(g), shall constitute liquidated damages and shall be the sole and exclusive monetary remedy of Purchaser and its Affiliates and their respective Representatives, in the event of a termination of this Agreement in connection with which the Termination Fee or a Company Expense Reimbursement is payable by Company pursuant to Section 9.3(a) or Section 9.3(g), as applicable, and the Termination Fee or Company Expense Reimbursement, as applicable, and any such additional amounts payable pursuant to this Section 9.3(c) and Section 9.3(e) are actually paid to Purchaser, for any and all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for any breaches or failures to perform by Company of its covenants and agreements hereunder.
(d) The Parties intend that any payment of any Termination Fee, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, the Parties shall, and shall procure that the representative member of any VAT group of which it is a member shall, use reasonable best efforts to secure that the Termination Fee will not be subject to any VAT.
(e) If a Taxing Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Termination Fee constitutes all or part of the consideration for a supply made for VAT purposes in respect of which either (A) Purchaser (or the representative member of the VAT group of which it is a member) is liable to account for VAT or (B) Company (or the representative member of the VAT group of which it is a member) is liable to account for VAT under the reverse charge mechanism, then:
(i) in the case of Section 9.3(e)(A), to the extent that such VAT is recoverable by Company (or the representative member of the VAT group of which it is a member) by way of repayment or credit as input tax, the amount of the sum payable by Company pursuant to this Section 9.3 shall be increased to such amount so that the amount of the sum (including any amount in respect of VAT), less the amount of such repayment or credit in respect of input tax, equals the amount of the sum had no such VAT arisen; and

(ii) in the case of Section 9.3(e)(B), to the extent that any VAT chargeable on the supply is not recoverable by Company (or the representative member of the VAT group of which it is a member) by way of repayment or credit as input tax, the amount of the sum payable by Company to Purchaser pursuant to this Section 9.3 shall be reduced to such amount so that the aggregate of the sum (as so reduced) and such irrecoverable reverse charge VAT equals the amount of the sum had no such irrecoverable reverse charge VAT arisen.
(f) Any adjusting payment as may be required between the Parties to give effect to Section 9.3(e) shall be made fifteen Business Days after the date on which the determination by the Taxing Authority (or court or tribunal, following an appeal) has been communicated to the relevant Party (together with such other evidence as it is reasonable in the circumstances to provide and the provision of a valid VAT invoice where appropriate) or, if later, five Business Days (y) in the case of Section 9.3(e)(A) (where relevant VAT is recoverable by Company) after the date on which such VAT is so recovered or (z) in the case of Section 9.3(e)(B) before the date on which the irrecoverable VAT is required to be accounted for by Company. Company shall (or shall procure that the representative member of the VAT group of which it is a member shall) use its reasonable best efforts to obtain any available repayment or credit in respect of VAT (as referred to in this Section 9.3).
(g) In the event that this Agreement is terminated by Purchaser pursuant to Section 9.1(c)(ii) (Material Breach), then Company shall pay (or cause to be paid) to Purchaser by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Purchaser an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by Purchaser in connection with this Agreement and the Transaction (including in each case any VAT on such expenses, but only to the extent such VAT is not recoverable) (such amount, the “Company Expense Reimbursement”) up to a maximum amount of $10,000,000. Purchaser shall send Company a written notice within two Business Days of such termination specifying the amount of the Company Expense Reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor. Company shall pay or cause to be paid to Purchaser the Company Expense Reimbursement within two Business Days of Purchaser duly delivering such notice in accordance with the immediately preceding sentence. To the extent the Company Expense Reimbursement is paid by Company to Purchaser, such amount paid shall be deducted from the amount of any Termination Fee owed or payable.
(h) In the event that this Agreement is terminated by Company pursuant to Section 9.1(d)(i) (Material Breach), then Purchaser shall pay (or cause to be paid) to Company by wire transfer of immediately available funds (in U.S. dollars) to an account designated in writing by Company an amount equal to all of the reasonable, documented, out-of-pocket expenses actually incurred by Company in connection with this Agreement and the Transaction (including in each case any VAT on such expenses, but only to the extent such VAT is not recoverable) (such amount, the “Purchaser Expense Reimbursement”) up to a maximum amount of $10,000,000 (it being understood that any amounts otherwise reimbursable by Purchaser pursuant to Section 6.7(b) shall not count towards such limitation). Company shall send Purchaser a written notice within two Business Days of such termination specifying the amount of the Purchaser Expense Reimbursement calculated in accordance with the immediately preceding sentence, including reasonable supporting detail therefor. Purchaser shall pay or cause to be paid to Company the Purchaser Expense Reimbursement within two Business Days of Company duly delivering such notice in accordance with the immediately preceding sentence. To the extent the Purchaser Expense Reimbursement is paid by Purchaser to Company, such amount shall be deducted from the amount of any damages awarded to Company by any court of competent jurisdiction; provided, that the payment of the Purchaser Expense Reimbursement shall not limit Company’s ability to seek damages from Purchaser pursuant to the first sentence of Section 9.2.

ARTICLE X

MISCELLANEOUS
Section 10.1 Notices. All notices, requests and other communications to any Party hereunder shall be in writing sent via email or transmitted by national overnight courier, and shall be given,
If to Company, to:

Amryt Pharma plc
45 Mespil Road,
Dublin 4 Ireland
Attention:	Rory Nealon and John McEvoy
Email:	rory.nealon@amrytpharma.com
john.mcevoy@amrytpharma.com

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001 USA
Attention:	William Sorabella
Claire Keast-Butler
William Roegge
Email:	wsorabella@cooley.com
ckeastbutler@cooley.com
broegge@cooley.com

If to Purchaser or, following the Closing, Company, to:

Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
Parma, 43122
Italy
Attention:	Marco Vecchia
Giacomo Chiesi
Email:	m.vecchia@chiesi.com
g.chiesi@chiesi.com

with a copy to (which shall not constitute notice):

Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036
Attention:	Alain Decombe
David Rosenthal
Michael Darby
Email:	Alain.Decombe@dechert.com
David.Rosenthal@dechert.com
Michael.Darby@dechert.com
or to such other email address as such Party may hereafter specify for the purpose by like notice to the other Parties. All such notices, requests and other communications shall be deemed received (i) with respect to email, on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto from the required recipient thereof) and (ii) with respect to courier, upon receipt of proof of delivery, in each case to the required recipient as set forth above, if such dispatch is made by 5:00 p.m. London time on a Business Day or, if made after 5:00 p.m. London time on a Business Day, such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.
Section 10.2 No Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for any covenant or agreement that by its terms is to be performed in whole or in part after the Effective Time.
Section 10.3 Amendments and Waivers.
(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Shareholder Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the Company Shareholders under Applicable Law without such approval having first been obtained. Notwithstanding the foregoing, Section 6.6(a), Section 9.2, this Section 10.3(a) and Section 10.5 (and the related definitions in this Agreement used therein) shall not be amended or waived in any manner that adversely affects the rights of the holders of the convertible notes issued pursuant to the Indenture without the prior written consent of the required aggregate principal amount of such convertible notes required to make such amendment or waiver under the terms of the Indenture.
(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 10.4 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that all United Kingdom stamp duty and stamp duty reserve tax that is payable in connection with the transfer of the Scheme Shares in connection with this Agreement (and any other similar or equivalent transfer taxes or duties payable in any other jurisdiction pursuant to the transactions contemplated by this Agreement), including, for the avoidance of doubt, in connection with the Court Order and any instrument of transfer executed in connection with or pursuant to the Court Order (“Transfer Taxes”) shall be borne by Purchaser, and Purchaser shall, at its own expense, pay such Transfer Taxes and file all necessary documentation with respect to all such Transfer Taxes as soon as reasonably practicable.
Section 10.5 Third-Party Beneficiaries; Benefit; Assignment.
(a) Except as provided in this Section 10.5(a) or in Section 7.4 (and, following the Effective Time, the right of Company Shareholders and holders of Company Share Options, Company RSUs or Company PSUs to receive the applicable amounts payable to them under Article II, which such Persons shall be specifically permitted to enforce), nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that, the Parties acknowledge and agree that, following the termination of this Agreement, Company (and not any Company Shareholder) may seek damages on behalf of the Company Shareholders, which may include damages based on a decrease in share or Company ADS value or lost premium to the extent that recovery of damages is otherwise permitted by this Agreement. Notwithstanding the foregoing, holders of the convertible notes issued pursuant to the Indenture shall be express third-party beneficiaries of, and specifically permitted to enforce, the provisions of Section 6.6(a) (other than the second sentence thereof), Section 9.2 (solely to the extent related to Section 6.6(a)), this Section 10.5(a) and the last sentence of Section 10.3(a).
(b) No Party may assign, delegate or otherwise directly or indirectly transfer any of its rights or obligations under this Agreement without the prior written consent of each of the other Parties.
Section 10.6 Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction; provided, that (a) the Scheme of Arrangement and (b) the interpretation of the duties of directors of Company shall in each case of the foregoing clauses (a)-(b) be governed by, and construed in accordance with, the laws of England and Wales.
Section 10.7 Jurisdiction/Venue. Each of the Parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other Parties or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 10.1 in any action relating to this Agreement or any of the transactions contemplated by this Agreement; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law. Without prejudice to any other permitted mode of service, each of the Parties irrevocably agrees that service of any claim form, notice or other document for the purpose of this Agreement shall be duly served upon it if delivered by hand or sent, postage pre-paid, by registered, certified or express mail or overnight courier service to (x) in the case of Company, Amryt Pharmaceuticals Inc., 160 Federal Street, 21st floor Boston, MA 02110, Attention: Christopher Liptrot and (y) in the case of Purchaser, Chiesi USA, Inc., 175 Regency Woods Pl, Suite 600, Cary, NC 27518, Attention: Legal Department. Notwithstanding the foregoing in this Section 10.7, the Scheme of Arrangement shall be subject to the jurisdiction of the Court and any appellate courts therefrom, and not that of the above named courts.
Section 10.8 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.
Section 10.9 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.10 Entire Agreement. This Agreement, the Support Agreements, the CVR Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter thereof (including, for the avoidance of doubt, the Exclusivity Agreement, which will terminate pursuant to its terms).
Section 10.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 10.12 Specific Performance. The Parties’ rights in this Section 10.12 are an integral part of the transactions contemplated by this Agreement. The Parties acknowledge and agree that irreparable harm would occur and that the Parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (this being in addition to any other remedy to which they are entitled under this Agreement or under Applicable Law), without proof of actual damages, and each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. Nothing contained in this Section 10.12 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 10.12 before exercising any termination right under Section 9.1 (or pursuing the Termination Fee or damages), nor shall the commencement of any Proceeding pursuant to this Section 10.12 or anything contained in this Section 10.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter. In the event that, prior to the End Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.
Section 10.13 Interpretation.
(a) The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Purchaser Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Schedule or the Purchaser Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Person include the successors and permitted assigns of that Person; (xi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xii) references to “dollars” and “$” means U.S. dollars; (xiii) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) posted and made available to Purchaser on the applicable due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis) or provided via email or in person, in each case, prior to the execution and delivery of this Agreement (including materials provided to outside counsel); or (B) filed or furnished to the SEC prior to the date of this Agreement; (xiv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xv) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement, (xvi) references to Company Shareholders or other holders of Company Ordinary Shares shall be deemed to include holders of any Company ADS unless the context otherwise requires (it being understood, for the avoidance of doubt, that Company ADSs are not themselves being acquired under the Scheme of Arrangement and do not constitute Scheme Shares); and (xvii) the terms “or”, “any” and “either” are not exclusive.
(b) The inclusion of any information in the Company Disclosure Schedule or Purchaser Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, that such information is required to be listed in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, that such items are material to Company and its Subsidiaries, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Material Adverse Effect or a Purchaser Material Adverse Effect. The headings, if any, of the individual sections of each of the Purchaser Disclosure Schedule and the Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule and Purchaser Disclosure Schedule are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule or Purchaser Disclosure Schedule, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule or Purchaser Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto.
[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
Chiesi Farmaceutici S.p.A.

By:	/s/ Marco Vecchia
Name:	Marco Vecchia
Title:	Chief Executive Officer
[Signature Page to Transaction Agreement]

Amryt Pharma plc

By:	/s/ Rory P. Nealon
Name:	Rory P. Nealon
Title:	Chief Financial Officer
[Signature Page to Transaction Agreement]

Annex A
DEFINITIONS
As used in this Agreement, the following terms have the following meanings:
“1933 Act” means the U.S. Securities Act of 1933.
“1934 Act” means the U.S. Securities Exchange Act of 1934.
“Acquisition Proposal” means any indication of interest, proposal or offer from any Person (or Persons acting in concert) or Group, other than any member of the Purchaser Group, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Company or any of its Subsidiaries (including securities of Subsidiaries) equal to more than 20% of the consolidated assets of Company and its Subsidiaries, taken as a whole, or to which more than 20% of the revenues or earnings of Company and its Subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition (whether by issuance or transfer and whether in a single transaction or a series of related transactions) of more than 20% of the outstanding voting or equity securities of Company, including Company ADSs (whether by voting power or number of shares), (iii) takeover offer, tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning more than 20% of the outstanding voting or equity securities of Company, including Company ADSs (whether by voting power or number of shares), or (iv) merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Company or any of its Subsidiaries pursuant to which persons other than the shareholders of Company immediately preceding such transaction would hold more than 20% of the voting or equity securities in Company (including Company ADSs) or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (in each case whether by voting power or number of shares).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.
“Applicable Law” means, with respect to any Person, any federal, state, foreign national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.
“Balance Sheet Date” means September 30, 2022.
“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the FCPA, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the United Kingdom Bribery Act 2010 and the United Kingdom Proceeds of Crime Act 2002 and the Irish Criminal Justice (Corruption Offences) Act 2018.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Dublin, Ireland or London, England are authorized or required by Applicable Law to close.
“Chiasma” means Chiasma, Inc., a Delaware corporation and wholly owned Subsidiary of Company.
“Code” means the U.S. Internal Revenue Code of 1986.
“Companies Act” means the United Kingdom Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.
A-A-1

“Company ADS” means an American depositary share representing, as of the date hereof, a beneficial ownership interest in five (5) Company Ordinary Shares on deposit with the Depositary (or a Depositary Custodian under the Deposit Agreement), subject to the terms and conditions of the Deposit Agreement.
“Company Balance Sheet” means the unaudited condensed consolidated statement of financial position of Company and its Subsidiaries as of September 30, 2022, and the footnotes to such statement, in each case set forth in Company’s report for the fiscal quarter ended September 30, 2022 as filed with the SEC on Form 6-K on November 3, 2022.
“Company Credit Agreement” means the credit agreement, dated as of February 18, 2022, by and among Company, Amryt Pharmaceuticals, Inc., Amryt Pharma Holdings Limited, Ares Capital Corporation, ACF Finco I LP, and the lenders from time to time party thereto, as amended, amended and restated, supplemented or otherwise modified.
“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Purchaser on the date of this Agreement.
“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) Company Equity Plans, Non-U.S. Plans, compensation, bonus, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, plan policy or arrangements whether or not written, whether funded or unfunded, whether or not sponsored or maintained in the United States (A) that is sponsored, maintained, administered, contributed to or entered into by, or that is required to be sponsored, maintained, administered, contributed to by Company or any of its Affiliates for the benefit of any Relevant Service Provider or any of their respective dependents or beneficiaries or (B) for which Company or any of its Subsidiaries has or could reasonably be expected to have any direct or indirect or contingent liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority, to which contributions are required by Applicable Law.
“Company Equity Plans” means the Amryt Pharma plc Equity Incentive Plan including the Sub-Plans for US and Israeli Participants (adopted on September 23, 2019 and amended on May 18, 2020, August 3, 2021 and November 2, 2021), the Chiasma, Inc. 2015 Stock Option and Incentive Plan with Israeli Addendum (adopted by Chiasma, Inc. on June 30, 2015 and assumed by Company on August 3, 2021); the Chiasma, Inc. 2008 Stock Incentive Plan with Sub-Plan for Participants in Israel (adopted by Chiasma, Inc. and assumed by Company on August 3, 2021), each as amended and /or amended and restated from time to time; and the Chiasma, Inc. non-plan Inducement Non-Qualified Stock Option Agreement.
“Company GM” means the general meeting of the Company Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement in order to vote on the Company Shareholder Resolution, expected to be held as soon as the preceding Scheme Meeting shall have been concluded (it being understood that if the Scheme Meeting is adjourned or postponed, the Company GM shall be correspondingly adjourned or postponed).
“Company Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by Company or its Subsidiaries.
“Company Ordinary Shares” means the ordinary shares in the capital of Company, each with a par value £0.06 per share (which, for the avoidance of doubt, shall include ordinary shares in the capital of Company held by the Depositary (or a Depositary Custodian) under the Deposit Agreement and underlying the Company ADSs).
“Company Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Company or any of its Subsidiaries.
“Company PSUs” means performance restricted stock units granted under any of the Company Equity Plans.
“Company RSUs” means restricted stock units granted under any of the Company Equity Plans.
A-A-2

“Company Share Option” means any option to acquire Company Ordinary Shares or Company ADSs outstanding under the Company Equity Plans, including, for the avoidance of doubt, market priced options.
“Company Shareholder” means a holder of Company Ordinary Shares from time to time (being, for the avoidance of doubt, a registered holder of Company Ordinary Shares as shown from time to time on Company’s register of members).
“Company Shareholder Approvals” means (i) the approval of the Scheme of Arrangement by a majority in number representing not less than three-fourths (75%) in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the Scheme Meeting and (ii) the passing of the Company Shareholder Resolution by members representing not less than three-fourths (75%) of the total voting rights of eligible members present and voting either in person or by proxy at the Company GM.
“Company Shareholder Meetings” means the Scheme Meeting and the Company GM.
“Company Shareholder Resolution” means the special resolution to amend the Company Organizational Documents and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement, substantially in the form set out in Annex C with or subject to any modification or addition which Purchaser and Company may mutually agree.
“Confidentiality Agreement” means the confidentiality letter agreement dated as of September 23, 2022 between Purchaser and Company.
“Consent” means any consent, approval, waiver, license, permit, variance, certificate, registration, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.
“Contract” means any contract, agreement, obligation, understanding or instrument, lease, license, concession, franchise, note, option, bond, mortgage, indenture, trust document, loan, insurance policy or other legally binding commitment or undertaking of any nature; provided, that “Contracts” shall not include any Company Employee Plan.
“Court” means the High Court of Justice of England and Wales.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).
“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the United Kingdom National Health Service and the World Health Organization in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.
“CVR” means the Milestone 1 CVR and Milestone 2 CVR, as applicable.
“Deposit Agreement” means the amended and restated deposit agreement, dated as of July 8, 2020 by and among Company, the Depositary and all holders and beneficial owners of the Company ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time.
“Depositary” means Citibank, N.A., or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement).
“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Company) is the Depositary or a Depositary Custodian holding those Scheme Shares for the Depositary in accordance with the Deposit Agreement.
“Environmental Law” means any Applicable Law (a) regulating or relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or the health of persons, including protection of the health and safety of employees (as such relates to exposure to hazardous or toxic substances, materials or wastes, pollutants or contaminants) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation,
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processing, handling, labeling, packaging, production, Release or disposal of toxic or hazardous substances, materials or wastes, pollutants or contaminants or (b) imposing liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.
“Environmental Permits” means all Company Permits required by Environmental Law of Company or any of its Subsidiaries for the operation of its respective businesses or the ownership, operation or lease of its real property, including the Real Properties.
“Equity Securities” means, with respect to any Person, (i) any shares in the share capital or other equity securities of, or other membership, partnership or other ownership interest in, such Person, including American Depositary Shares, (ii) any securities of such Person convertible into or exchangeable for shares in the share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any share capital or other equity securities of, or other membership, partnership or other ownership interests in, or securities convertible into or exchangeable for share capital or other equity securities of, or other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity securities of, other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.
“Exclusivity Agreement” means the Exclusivity Agreement, dated as of December 24, 2022, by and between Company and Purchaser.
“FCPA” means the Foreign Corrupt Practices Act of 1977.
“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing, including as the case may be, for the avoidance of doubt, pre-notification to competition authorities.
“Financing Parties” means the entities that have committed or will commit to provide or otherwise enter into agreements in connection with the Debt Financing in connection with the consummation of the transactions contemplated hereby, and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Party.
“Foreign Investment Law” means any Applicable Laws, including any state, national or multi-jurisdictional laws, that are designed or intended to prohibit, restrict or regulate actions by Persons to acquire interests in or control over domestic equities, securities, entities, assets, land or interests to address national security or public order or similar policy goals.
“Fraud” means intentional common law fraud under the Laws of the State of Delaware with respect to the representations and warranties set forth in this Agreement.
“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.
“Group” means a “group” as defined in Section 13(d) of the 1934 Act.
“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment as hazardous,
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toxic, radioactive, dangerous, harmful or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- or polyfluoroalkyl substances or polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money, whether current, short-term or long-term and whether secured or unsecured; (b) all obligations evidenced by bonds, debentures, notes or similar instruments, including any lability in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (c) all indebtedness of others secured by any Lien on owned or acquired property, whether or not the indebtedness secured thereby has been assumed; (d) all finance and capital lease obligations and all synthetic lease obligations; (e) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments whether or not drawn; (f) all obligations under securitization transactions; (g) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business); (h) all obligations, contingent or otherwise, in respect of bankers’ acceptances, whether or not drawn; (i) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); and (j) guarantees in respect of Indebtedness described in clauses (a) through (n), including guarantees of another person’s Indebtedness or any obligation of another person which is secured by assets of Company or any of its Subsidiaries.
“Indenture” means the indenture, dated as of September 24, 2019, by and among Company, the guarantors party thereto and Glas Trust Company LLC, as trustee, relating to Company’s outstanding convertible senior notes due 2025, as amended, amended and restated, supplemented or otherwise modified from time to time.
“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin (“Marks”); (iii) domain names and social media handles; (iv) copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) (“Copyrights”); (v) trade secrets and industrial secret rights in confidential or proprietary business or technical information, including know-how, formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (vi) other similar or equivalent intellectual property or proprietary rights anywhere in the world.
“Intervening Event” means any Effect that (a) is material to Company and its Subsidiaries (taken as a whole) that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement), (b) does not result from a breach of this Agreement by Company, (c) does not relate to clearance of the Transaction or the expiration or termination of any waiting period under the Antitrust Laws, (d) does not relate to changes in the Company ADS price, in and of itself, (e) does not relate to the fact that, in and of itself, Company exceeds any internal or published projections, estimates or expectations of Company’s revenue, earnings or other financial performance or results of operations for any period (provided, the underlying cause of clause (d) or (e) may constitute an Intervening Event to the extent not otherwise excluded by this definition), (f) does not relate to (1) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of Company or any of its Subsidiaries or any of their respective collaboration partners or any announcement relating thereto, (2) any action or announcement by any Governmental Authority that relates to any of the assets or programs of Company or its Subsidiaries or (3) any other regulatory, preclinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Company Product and (g) does not relate to or involve any Acquisition Proposal or any inquiry or communications relating thereto.
“Irish Company PSUs” means Company PSUs which are held by holders subject to Taxes in the Republic of Ireland as determined by the Company.
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“Irish Company RSUs” means Company RSUs which are held by holders subject to Taxes in the Republic of Ireland as determined by the Company.
“Irish Company Share Options” means Company Share Options with an exercise price (expressed on a per share or per Company ADS basis, as applicable) that is lower than the Per Share Cash Consideration or the Per ADS Cash Consideration, as applicable which are held by holders subject to Taxes in the Republic of Ireland as determined by the Company.
“knowledge” means (i) with respect to Company, the knowledge of those individuals set forth in Section 1.1(a) of the Company Disclosure Schedule and (ii) with respect to Purchaser, the knowledge of those individuals set forth in Section 1.1(a) of the Purchaser Disclosure Schedule, in each case, after reasonable inquiry to the direct report of such individual with primary responsibility for the relevant matter.
“Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to Company of any of its Subsidiaries.
“Lien” means, with respect to any share, security, property or asset (as applicable), any mortgage, lien, pledge, charge, security interest, hypothecation, right of preemption, right of first refusal, contract for sale, easement, right of way, encroachment, occupancy right, community property interest or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law.
“Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence (each, an “Effect”) that has a material adverse effect on the business, operations or financial condition of Company and its Subsidiaries, taken as a whole; provided, that no Effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect: (i) any changes in economic conditions in the United States or any other country or jurisdiction(s) or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industry in which Company or any of its Subsidiaries operate, (iii) fluctuations in the value of any currency, (iv) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets (including changes in interest or inflation rates), in each case in the United States or any other country or jurisdiction, (v) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority or any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, (vi) any changes or prospective changes in IFRS (or authoritative interpretations thereof), (vii) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing, (viii) any epidemic, pandemic (including COVID-19), any hurricane, earthquake, flood, calamity or other natural disasters, acts of God, any change resulting from weather conditions or any other force majeure event (or any worsening of any of the foregoing), (ix) any decline, in and of itself, in the market price or trading volume of the Company ADSs or any other outstanding security or debt obligation of Company (provided, that any Effects giving rise to or contributing to such decline that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (x) any failure, in and of itself, by Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any Effects giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (xi) the execution and delivery of this Agreement, the public announcement (including any leaks or unintentional announcements) or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Transaction), the taking of any action (or omitting to take any action) required by this Agreement, or the identity of, or any facts or circumstances relating to, Purchaser or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Company or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, distributors, payors, officers, employees or other material business relations (provided that this clause (xi) shall not apply with respect to the representations and warranties in Section 4.1, 4.3 and 4.4 or with respect to the condition to Closing contained in Section 8.2(b), to the extent it relates to such representations and warranties), (xii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this Agreement or the transactions contemplated hereby (including the Transaction), (xiii) the availability or cost of financing to Purchaser or any of its Subsidiaries or any
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breach by Purchaser of this Agreement or (xiv) with respect to any Company Product, in each case, to the extent not involving any wrongdoing by Company or its Subsidiaries (A) any rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing or any adverse finding from a dispute resolution process with any Governmental Authority, (B) any pre-clinical or clinical studies, tests or results or announcements thereof, (C) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (D) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval or (E) other than with respect to Company Products that have received marketing approval, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (xiv) side effects, adverse effects, adverse events or safety observations events that result in a broad based product recall of, or withdrawal from the market of, any Company Product, except that the matters referred to in clauses (i) through (viii) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such Effect on Company and its Subsidiaries, taken as a whole, is materially and disproportionately adverse relative to the impact of such Effect on companies operating in the industry in which Company and its Subsidiaries operate, and then solely to the extent of such disproportionate impact.
“Milestone 1 CVR” means a contractual contingent value right representing the right to receive a contingent payment equal to $0.20 with respect to the achievement of Milestone 1 pursuant to and as defined in the CVR Agreement.
“Milestone 2 CVR” means a contractual contingent value right representing the right to receive a contingent payment equal to $0.30 with respect to the achievement of Milestone 2 pursuant to and as defined in the CVR Agreement.
“Orange Book” means the FDA’s Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations.
“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).
“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of Company’s and its Subsidiaries’ business.
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permitted Lien” means (i) any Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established to the extent required in accordance with IFRS, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of Applicable Law in the ordinary course of business for amounts not yet delinquent, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case in the ordinary course of business, (iv) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) non-exclusive licenses granted under Intellectual Property Rights in the ordinary course of business, (vii) any purchase money security interests, equipment leases or similar financing arrangements, (viii) any Liens that do not secure a liquidated amount, have been incurred in the ordinary course of business and that would not individually or in the aggregate materially impact the business operations of the applicable Party, (ix) Liens that would be discharged or released at or prior to Closing or (x) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to Company or any of its Subsidiaries) or the notes thereto or in Section 1.1(b) of the Company Disclosure Schedule.
“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality).
“Personal Data” means any and all information that can reasonably be used to identify an individual natural person or household, including information that identifies or could be used to identify, alone or in combination with
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other information, an individual natural person or an individual natural person’s device or browser, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number, government-issued identifier (including social security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations and marital or other status (to the extent any of these data elements can reasonably be associated with an individual natural person or household, or is linked to any such data element that can reasonably be associated with an individual natural person or household). Personal Data also includes any information defined as “personal data,” “personally identifiable information,” “personal information,” or “protected health information” under any Applicable Law, including any Privacy Legal Requirement or Privacy Commitment.
“Personal Data Breach” means any accidental or unlawful or unauthorized access to, acquisition of, disclosure, use, loss, denial or loss of use, alteration, destruction, compromise, or unauthorized processing of Personal Data, in the possession or control of the Company or any of its Subsidiaries, or any other act or omission that compromises the security, integrity, or confidentiality of Personal Data.
“Privacy Commitments” means (a) any contractual obligation to Third Parties with respect to Personal Data, (b) any legally binding commitment (including any legally binding privacy policy) with respect to collection, processing, maintenance or transfer of Personal Data, and (c) rules of any applicable self-regulatory organizations in which the Company or any of its Subsidiaries is or has been a member or with which Company or any of its Subsidiaries represents that it will comply.
“Privacy Legal Requirement” means (a) all Applicable Laws that pertain to the security, privacy or the processing of Personal Data and data breach disclosure and notification, including, to the extent applicable, (i) HIPAA, (ii) the California Consumer Privacy Act, (iii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric privacy laws, (iv) applicable requirements of comparable state and foreign Applicable Laws such as the EU Data Protection Directive 95/46/EC of 24 October 1995 (in respect of the period prior to 25 May 2018), the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and all corresponding member state legislation (in respect of the period on and from 25 May 2018), the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, (v) (in respect of the period on and from 25 May 2018) the United Kingdom’s Data Protection Act 2018 and (in respect of the period prior to 25 May 2018) the United Kingdom’s Data Protection Act 1998 and (vi) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data; (b) any applicable binding contracts, obligations, commitments or responsibilities to Third Parties related to privacy, data protection, process, transfer or security of Personal Data; and (c) all of Company’s and its Subsidiaries’ privacy policies, notices or other statements regarding Personal Data that are publicly posted or otherwise provided or made available to individuals whose Personal Data are processed.
“Proceeding” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Authority.
“Purchaser Disclosure Schedule” means the Purchaser Disclosure Schedule delivered to Company on the date of this Agreement.
“Purchaser Group” means Purchaser and other any direct or indirect Subsidiaries of Purchaser from time to time.
“Purchaser Material Adverse Effect” shall mean any Effect that would reasonably be expected to prevent, materially delay or materially impair the ability of Purchaser to perform its obligations under this Agreement or the CVR Agreement or consummate the Transaction or the other transactions contemplated hereby or by the CVR Agreement.
“Registration Rights Agreement” means the Registration Rights Agreement, dated as of September 24, 2019, by and among Company and the Shareholders (as defined therein).
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“Release” means any spill, discharge, leaking, pouring, dumping or emptying, dumping, injection, deposit, disposal, dispersal, leaching or migration into or through the environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or any buildings, structures or equipment.
“Relevant Service Provider” means any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries.
“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.
“Sanctioned Country” means any of the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea and Syria.
“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) His Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).
“Sanctions Laws” means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, import restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Scheme Circular” means the circular to be issued by Company to the Company Shareholders setting out, amongst other things, the terms and conditions of the Transaction and containing the Scheme of Arrangement and the notice of the Scheme Meeting and the Company GM.
“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement.
“Scheme of Arrangement” means the proposed scheme of arrangement of Company under Part 26 of the Companies Act to effect the Transaction, substantially in the form set out in Annex B, with or subject to any modification, addition or condition which (a) Purchaser and Company mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Purchaser and Company each acting reasonably and in good faith, in each case in accordance with the Companies Act and this Agreement.
“Scheme Shareholders” has the meaning given to it in the Scheme of Arrangement.
“Scheme Shares” has the meaning given to it in the Scheme of Arrangement.
“SEC” means the U.S. Securities and Exchange Commission.
“Specified Company Share Option” means those certain Company Share Options to acquire 5,148 Company ADSs at an exercise price per Company ADS of $14.68, granted on June 11, 2020 under the Company Equity Plans.
“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.
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“Superior Proposal” means any bona fide, written Acquisition Proposal made after the date of this Agreement by any Person (or Persons acting in concert) or Group (other than any member of the Purchaser Group) (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal that the Company Board (or any committee thereof) considers to be appropriate (including the identity of the Person(s) making the Acquisition Proposal and the expected timing and likelihood of consummation, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), is (A) more favorable from a financial point of view to Company Shareholders than the Transaction and (B) is reasonably capable of being completed on the terms proposed.
“Tax” means any and all U.S. federal, state, local, provincial and non-U.S. income, gross receipts, franchise, capital gains, sales, use, net worth, goods and services, ad valorem, property (real or personal), payroll, withholding, excise, transfer, social security, severance, employment, unemployment, disability, registration, estimated, alternative, add-on minimum, value added, stamp, occupation premium, capital stock, documentary, environmental, windfall or profits taxes, and any other taxes, assessments, levies, imposts, customs, duties or tariffs or other similar charges and fees in each case in the nature of a tax and imposed by any Taxing Authority, together with any interest and penalties, and additions to tax, in each case, imposed with respect thereto.
“Tax Return” means any report, return, document, form, application, certificate, election, statement, declaration or other information filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any schedules or attachments thereto and any amendments thereof.
“Taxing Authority” means any Governmental Authority that has the power to impose, assess, determine, administer or collect any Taxes.
“Third Party” means any Person or Group, other than Company, Purchaser or any of their respective Subsidiaries or Representatives.
“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
“VAT” means (i) any value added tax imposed by the United Kingdom Value Added Tax Act 1994; and (ii) any other Tax of a similar nature, whether imposed pursuant to Council Directive 2006/112/EC in any member state of the European Union, or otherwise, or any similar or comparable Tax imposed elsewhere (including, for the avoidance of doubt, any sales, use, goods, services, turnover and consumption Taxes).
“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that results from a deliberate act or failure to act by a Party that knows, or could reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of any such covenant or agreement.
Terms Defined Elsewhere. Each of the following terms is defined in the Section set forth opposite such term:
Defined Term	Paragraph
Acceptable Confidentiality Agreement	Section 6.2(b)
Affected Employees	Section 7.2(a)
Ancillary Scheme Documentation	Section 3.1(a)(i)
Bankruptcy and Equity Exceptions	Section 4.2(a)
Benefits Continuation Period	Section 4.2(a)
Capitalization Date	Section 4.5(a)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.2(a)
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Defined Term	Paragraph
Company Approval Time	Section 6.2(b)
Company Board	Recitals
Company Board Recommendation	Section 4.2(b)
Amryt expense reimbursement	Section 9.3(g)
Company Material Contract	Section 4.15(a)
Company Organizational Documents	Section 4.1
Company Payment Fund	Section 2.1(b)
Company Permits	Section 4.12
Company Registered IP	Section 4.19(a)
Company Regulatory Agency	Section 4.14(a)
Company Regulatory Permits	Section 4.14(a)
Company SEC Documents	Section 4.7(a)
Counsel	Section 3.1(a)(vi)
Court Documentation	Section 3.1(a)(iv)
Court Order	Section 1.3
CVR Agreement	Recitals
Debt Financing	Section 6.7(a)
Depositary Custodian	Section 2.1(b)
Effective Time	Section 1.3
EMA	Section 4.14(d)
End Date	Section 9.1(b)(i)
FDA	Section 4.14(a)
FDCA	Section 4.14(a)
Forms of Proxy	Section 3.1(a)(i)
Indemnified Party	Section 7.4(b)
internal controls	Section 4.7(f)
Leases	Section 4.20
Maximum Amount	Section 7.4(c)
Moelis	Section 4.25
Nasdaq	Section 4.3
New Company Plans	Section 7.2(c)
Non-U.S. Plan	Section 4.17(i)
Option Exercise Documents	Section 2.3(b)
Parties	Preamble
Paying Agent	Section 2.1(b)
Per ADS Consideration	Recitals
Per ADS Consideration	Recitals
Per Share Cash Consideration	Recitals
Per Share Consideration	Recitals
Per Share CVR Consideration	Recitals
PHSA	Section 4.14(a)
Purchaser	Preamble
A-A-11

Defined Term	Paragraph
Purchaser Board	Recitals
Chiesi expense reimbursement	Section 9.3(h)
Real Properties	Section 4.20
Regulation S-K	Section 4.20
Regulatory Laws	Section 4.3
Rights Agent	Recitals
Second Request	Section 7.1(b)
Support Agreement	Recitals
Takeover Code	Recitals
Termination Fee	Section 9.3(a)(ii)
Transaction	Recitals
Transaction Documentation	Section 3.1(a)(ii)
Transaction Litigation	Section 6.3
Transfer Taxes	Section 10.4
A-A-12

Annex B
Moelis & Company Fairness Opinion
January 8, 2023
Board of Directors
Amryt Pharma plc
45 Mespil Road
Dublin D04 W2F1
Ladies & Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares in the capital of Amryt Pharma plc (the “Company”), each with a par value £0.06 per share (the “Company Ordinary Shares”), including Company Ordinary Shares underlying the Company’s American depositary shares (the “Company ADS”) but other than the Excluded Shares (as defined in the Scheme of Arrangement (as defined below)), of the Per Share Consideration (as defined below) to be received by such holders pursuant to the Transaction Agreement (the “Agreement”) to be entered into by the Company and Chiesi Farmaceutici S.p.A. (the “Acquiror”).
As more fully described in the Agreement, the Scheme of Arrangement attached thereto (the “Scheme of Arrangement”) and the Contingent Value Rights Agreement attached thereto (the “CVR Agreement”), pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006, Acquiror will acquire the Scheme Shares (as defined in the Agreement) from the Scheme Shareholders (as defined in the Agreement) (the “Transaction”), in exchange for the right to receive, in respect of each Scheme Share, (i) $2.90 in cash, without interest (the “Per Share Cash Consideration”) and (ii) (A) one contractual contingent value right representing the right to receive a contingent payment equal to $0.20 with respect to the achievement of Milestone 1 pursuant to and as defined in the CVR Agreement (the “Milestone 1 CVR”) and (B) one contractual contingent value right representing the right to receive a contingent payment equal to $0.30 with respect to the achievement of Milestone 2 pursuant to and as defined in the CVR Agreement (the “Milestone 2 CVR” and, together with the Milestone 1 CVR, the “Per Share CVR Consideration” and, together with the Per Share Cash Consideration, the “Per Share Consideration”). Accordingly, as more fully described in the Agreement, immediately following the effective time of the Scheme of Arrangement, the holders of the Company ADSs shall cease to have any rights with respect to the Company ADSs, except for the right to receive (i) an amount of cash equal to $14.50 and (ii)(A) five Milestone 1 CVRs and (B) five Milestone 2 CVRs.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to and discussed with us by the management of the Company (including probability of success assumptions for clinical and pre-approval programs and including assumptions regarding the probability and timing of achievement of each Milestone 1 and Milestone 2 (the “Milestones”)) under management’s long-range plan (as defined in the section entitled “Certain Amryt Forecasts” in this scheme circular as the “2022 LRP”), an additional sensitivity scenario to the 2022 LRP based on an illustrative competition for metreleptin, and under an upside strategic plan (as defined in the section entitled “Certain Amryt Forecasts” in this scheme circular as the “Strategic Plan”; (iii) reviewed information regarding the capitalization of the Company furnished to us by the Company; (iv) reviewed estimates prepared and provided to us by the management of the Company as to the Company’s projected utilization on a standalone basis of net operating losses to achieve future tax savings; (v) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) through (iv) of this paragraph, as well as the business and prospects of the Company generally; (vi) reviewed the reported prices and trading activity for the Company ADSs; (vii) considered the results of efforts by or on behalf of the Company, including by us at the Company’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company; (viii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (ix) reviewed the financial terms of certain other transactions that we deemed relevant; (x) reviewed a draft, dated January 7, 2023, of the Agreement (including the forms of Scheme of Arrangement and the CVR Agreement attached thereto); (xi) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (xii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
In connection with our analysis and opinion, we have, at your direction, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any of such information). With your consent, we have also relied on the representation of the Company’s management that (i) they are not aware of any facts of circumstances that would make any such information inaccurate or misleading and (ii) each Company ADS represents a beneficial ownership interest in five Company Ordinary Shares. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, at your direction, we have utilized the 2022 LRP for purposes of our opinion, and we have assumed, at your direction, that it has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company (including management’s forecasts as to the probability and estimated timing of achievement of each Milestone). We express no views as to the reasonableness of the 2022 LRP or any other financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.
Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement (including the Scheme of Arrangement or CVR Agreement) or any aspect or implication of the Transaction (including the form or terms of the Milestone 1 CVR and/or the Milestone 2 CVR or the restrictions on transferability thereof), except for the fairness of the Per Share Consideration from a financial point of view to the holders of Scheme Shares. We are not expressing any opinion as to fair value, viability or the solvency of the Company following the closing of the Transaction. We have not considered, and we do not express any opinion with respect to, any value that may be attributable to any control rights or governance rights of any holders of Company Ordinary Shares or Company ADS (or securities convertible into or exercisable or exchangeable for Company Ordinary Shares or Company ADS), or associated with any substantial holding thereof, including those holders that are parties to the Voting and Transaction Support Agreements entered into in connection with the Transaction.
In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement, the Scheme of Arrangement and the CVR Agreement will not differ in any material respect from the drafts that we have reviewed, that the Transaction will be consummated in accordance with the terms of the Agreement without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement, the Scheme of Arrangement and the CVR Agreement will comply with all the material terms thereof. We have assumed, with your consent, that all court, governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, at your direction, for purposes of our analyses and opinion, we have utilized a range of probabilities for the achievement of the Milestones, which were informed by the management of the Company, and assumed the timing of such Milestones will be consistent with the 2022 LRP. Further, we have assumed, with your consent, that if the Milestones are achieved, the payments in respect of the Milestone 1 CVR and the Milestone 2 CVR, as applicable, will be made in accordance with the CVR Agreement.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.
We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. We have provided investment banking and other services to the

Company unrelated to the Transaction and in the future may provide such services to the Acquiror and have received and may receive compensation for such services. In the past two years prior to the date hereof, we acted as, among other things, financial advisor to the Company in connection with several potential and/or completed acquisitions of businesses.
This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Per Share Consideration from a financial point of view to the holders of the Company Ordinary Shares (other than the Excluded Shares). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Per Share Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.
Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Per Share Consideration to be received by the holders of the Company Ordinary Shares (other than the Excluded Shares) in the Transaction is fair from a financial point of view to such holders.
Very truly yours,

MOELIS & COMPANY LLC

Annex C
CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2023 (this “Agreement”), is entered into by and between CHIESI FARMACEUTICI S.P.A., an Italian società per azioni (“Purchaser”), and Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Transaction Agreement (as defined below).
RECITALS
WHEREAS, Purchaser and Amryt Pharma plc, a public limited company incorporated in England and Wales with registered number 12107859 (the “Company”), have entered into a Transaction Agreement, dated as of January 8, 2023 (as amended, amended and restated or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which the entire issued share capital of the Company will be acquired by Purchaser by means of the Scheme of Arrangement on the terms and subject to the conditions set out in the Transaction Agreement and the Scheme of Arrangement (the “Transaction”);
WHEREAS, in connection with the Transaction and the Scheme of Arrangement, (i) at the Effective Time (as defined below), the Scheme of Arrangement will become effective, pursuant to which Purchaser will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares) from the Scheme Shareholders, and the Scheme Shareholders will cease to have any rights with respect to the Scheme Shares, except their rights to receive, in exchange for each Scheme Share: (x) $2.90 in cash, without interest and (y) one CVR (as defined below) for each Milestone (as defined below) and (ii) immediately following the Effective Time and as an indirect consequence of the Scheme of Arrangement, the holders of Company ADSs shall cease to have any rights with respect to the Company ADSs except for the right to receive the Per ADS Consideration, in each case subject to the terms and conditions set forth in the Transaction Agreement, the Scheme of Arrangement and the Deposit Agreement;
WHEREAS, pursuant to the terms of the Transaction Agreement, at the Effective Time, certain holders of Company Share Options and the holders of Company RSUs and Company PSUs, in each case outstanding as of immediately prior to the Effective Time (such Company Share Options, Company RSUs and Company PSUs, collectively, “Covered Equity Awards”), will become entitled to receive CVRs;
WHEREAS, pursuant to the Indenture and the articles of association of the Company, as amended by the Company Shareholder Resolution, upon any conversion of the 5.00% convertible senior notes due 2025 issued pursuant to the Indenture (the “Company Convertible Notes”) from and after the Effective Time, the holder of such Company Convertible Notes shall be entitled to receive the applicable Per Share Consideration, including CVRs;
WHEREAS, pursuant to the Deposit Agreement, the Depositary shall distribute the applicable Per ADS Consideration, including the CVRs received in respect of the Depositary Shares pro rata to the Eligible Company ADS Holders (as defined below) as soon as practicable after the Effective Time in accordance with the Deposit Agreement, the Scheme of Arrangement and the Transaction Agreement.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Purchaser and the Rights Agent agree, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:
1. DEFINITIONS
1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:
“Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs as set forth on the CVR Register (it being understood that to the extent such Holders are nominees, they may be directed by the beneficial owners of such CVRs).
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Assignee” has the meaning set forth in Section 7.3.
“Change of Control” means (i) a sale or other disposition of more than 50% of the assets of either Purchaser or the Company on a consolidated basis (other than to any direct or indirect wholly owned Subsidiary of Purchaser), (ii) a merger or consolidation involving either Purchaser or the Company in which Purchaser or the Company, respectively, is not the surviving entity (other than in the case that the surviving entity is a direct or indirect wholly owned Subsidiary of Purchaser), and (iii) any other transaction involving either Purchaser or the Company in which Purchaser or the Company, respectively, is the surviving entity but in which the shareholders of Purchaser or the Company, respectively, immediately prior to such transaction own less than 50% of the surviving entity’s voting power immediately after the transaction.
“Covered Equity Awards” has the meaning set forth in the Recitals.
“Covered Milestone Payments” means the applicable Milestone Payments that become payable in respect of any CVR that was issued in respect of a Covered Equity Award pursuant to the Transaction Agreement; provided, that, anything to the contrary in this Agreement notwithstanding, the “Covered Milestone Payments” for any Out-of-Money CVR shall equal (A) if Milestone 1 is achieved, an amount equal to Milestone 1 Payment less the Option Deficit Amount, and (B) if Milestone 2 is achieved, the full amount of Milestone 2 Payment.
“CVR” means the Milestone 1 CVR and Milestone 2 CVR, as applicable.
“CVR Beneficial Owners” has the meaning set forth in Section 2.3(b).
“CVR Register” has the meaning set forth in Section 2.3(b).
“Diligent Efforts” means, with respect to a task or action related to Filsuvez, the efforts required to carry out such task or action in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that Purchaser and its controlled Affiliates would devote to its own products of similar potential (including commercial potential, but excluding the obligation to pay the Milestone Payments under this Agreement). In furtherance and not in limitation of the foregoing, “Diligent Efforts” will include (a) with respect to Milestone 1, the obligation to pursue FDA approval that would result in the achievement of Milestone 1, including by reasonably promptly appealing (within the applicable timeframe permitted by the FDA) any failure of FDA to grant such approval and reasonably promptly pursuing additional pre-clinical studies in support thereof (provided that in no event will Purchaser or its controlled Affiliates be required under this Agreement to (i) pursue more than two (2) additional pre-clinical studies or incur obligations or liabilities in excess of $2,000,000 in the aggregate with respect to such studies or (ii) conduct an additional pre-approval clinical study in Filsuvez and (b) with respect to Milestone 2, to apply for a Priority Review Voucher by no later than ten (10) Business Days after Milestone 1 is achieved, if applicable. For the avoidance of doubt, a failure to achieve a Milestone in and of itself may be consistent with Diligent Efforts, and Purchaser’s obligation to exercise Diligent Efforts hereunder does not mean that Purchaser guarantees any Milestone will be achieved or will be achieved by a specific date.
“DTC” means The Depository Trust Company or any successor entity thereto.
“Effective Time” shall have the meaning given to it in the Scheme of Arrangement.
“Eligible Company ADS Holders” means the holders of record of Company ADSs as of the Effective Time, which shall include Cede &. Co. in respect of all Company ADSs held through DTC as of such time.
“Eligible Company ADS Beneficial Owners” means the beneficial owners of Company ADSs as of the Effective Time held through a nominee (including, without limitation, DTC and any participant in DTC).
“Event of Default” has the meaning set forth in Section 6.1.
“FDA” means the United States Food and Drug Administration or any successor agency thereto.
“Filsuvez” means Filsuvez® (previously AP101/Oleogel-S10).
“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“ICC” has the meaning set forth in Section 7.57.6.
“Milestone” means any of Milestone 1 or Milestone 2.

“Milestone 1” means an approval issued by the FDA for Filsuvez, with any such approval to include a labelled indication related to wound healing in patients with recessive dystrophic epidermolysis bullosa (or a broader indication) at any time on or after the date of the Transaction Agreement or prior to the relevant Milestone Deadline Date; provided that such approval is not granted by the FDA under 21 C.F.R. §§ 314.510 of FDA’s regulations (i.e., accelerated approval).
“Milestone 1 CVR” means a contractual contingent value right representing the right to receive the Milestone 1 Payment pursuant to this Agreement.
“Milestone 1 Payment” means a contingent payment equal to $0.20.
“Milestone 2” means the issuance by the FDA to the Company of a Priority Review Voucher (as defined in Section 529(a)(2) of the United States Federal Food, Drug and Cosmetic Act (21 U.S.C. 360ff(a)(2))) at any time on or after the date of the Transaction Agreement and on or prior to the relevant Milestone Deadline Date.
“Milestone 2 CVR” means a contractual contingent value right representing the right to receive the Milestone 2 Payment pursuant to this Agreement.
“Milestone 2 Payment” means a contingent payment equal to $0.30.
“Milestone Deadline Date” means:
(a) with respect to Milestone 1, December 31, 2024; and
(b) with respect to Milestone 2, December 31, 2024 unless Milestone 1 is achieved during December, 2024, in which case the Milestone Deadline Date for Milestone 2 shall be January 31, 2025.
“Milestone Non-Achievement Notice” has the meaning set forth in Section 2.4(e).
“Milestone Notice” has the meaning set forth in Section 2.4(a).
“Milestone Payment” means the Milestone 1 Payment or Milestone 2 Payment.
“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, controller or secretary in each case of Purchaser, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Out-of-Money CVR” means any CVR that was issued in respect of a Specified Company Share Option.
“Option Deficit Amount” means $0.036.
“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy or by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (b) pursuant to a court order, (c) by operation of law (including by consolidation, scheme of arrangement or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (d) in the case of CVRs held through a nominee (including CVRs held through DTC on behalf of CVR Beneficial Owners and by the Depositary on behalf of Eligible Company ADS Holders and Eligible Company ADS Beneficial Owners), from a nominee to another nominee or to a beneficial owner (and, if applicable, through an intermediary so long as such transfer ends with such beneficial owner), to the extent allowable by DTC or the Depositary, as applicable, (e) if Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable or (f) as provided in Section 2.7. For the avoidance of doubt, the distribution and transfer of CVRs by the Depositary to, and the registration by the Rights Agent of such CVRs in the name of, (x) DTC f/b/o the Eligible Company ADS Beneficial Owners and (y) Eligible Company ADS Holders, in each case, as contemplated by this Agreement, the Scheme of Arrangement, the Deposit Agreement and the Transaction Agreement shall be a “Permitted Transfer” for all purposes hereunder.
“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.
“Rules” has the meaning set forth in Section 7.57.6.
“Specified Company Share Option” means those certain Company Share Options to acquire 5,148 Company ADSs at an exercise price per Company ADS of $14.68, granted on June 11, 2020 under the Company Equity Plans.
1.2 Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Applicable Law or to any provision of any Applicable Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; and (j) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise. For the avoidance of doubt, the Milestone Payments contemplated by this Agreement have been calculated on a per Scheme Share basis and not on a Company ADS basis.
2. CONTINGENT VALUE RIGHTS
2.1 CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement. The Milestone 1 CVR represents the contingent rights of Holders to receive the Milestone 1 Payment, and the Milestone 2 CVR represents the contingent rights of Holders to receive the Milestone 2 Payment. The initial Holders shall be determined pursuant to the terms of the Transaction Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Purchaser in accordance with Section 4.1 hereof and supplemented by Purchaser by written notice to the Rights Agent from time to time after the date hereof, including upon the issuance of additional CVRs following any conversion of the Company Convertible Notes.
2.2 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void ab initio and of no effect.
2.3 No Certificate; Registration; Registration of Transfer; Change of Address.
(a) The CVRs shall not be evidenced by a certificate or other instrument.
(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs (including issuances of CVRs after the date hereof) and transfers of CVRs as herein provided. In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Transaction Agreement or CVRs to be received by registered holders of Scheme Shares (other than the Depositary Shares), such CVRs shall initially be registered in the name and address of the holder of such Covered Equity Awards or Scheme Shares, as applicable, as set forth in the records of the Company at the Effective Time and as set forth in the form the Company furnishes to the Rights Agent. In the case of CVRs to be received by the Depositary in respect of the

Depositary Shares, (i) such CVRs shall initially be registered in the name and to the address of the Depositary (f/b/o Eligible Company ADS Holders and Eligible Company ADS Beneficial Owners) and (ii) upon distribution of the CVRs by the Depositary to Eligible Company ADS Holders, the CVR Register shall be updated to reflect the distribution of such CVRs to the Eligible Company ADS Holders. After distribution of the CVRs by the Depositary to DTC, the CVR Register will show one position for Cede & Co. representing all of the CVRs that are distributed in respect of Company ADSs held through DTC on behalf of the Eligible Company ADS Beneficial Owners (after such distribution of the CVRs to DTC, the “CVR Beneficial Owners”). The Rights Agent will have no responsibility whatsoever directly to the CVR Beneficial Owners or DTC participants with respect to transfers of CVRs. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such CVR Beneficial Owners.
(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, which may include a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Purchaser that it has received such written notice. Upon receipt of such notice from the Rights Agent, Purchaser shall reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if the Purchaser so reasonably determines that it does so comply, Purchaser shall reply to the Rights Agent in writing with instructions to register the transfer of such CVR in the CVR Register and notify Purchaser of the same. Upon receiving such written reply from Purchaser, the Rights Agent shall register the transfer of the CVRs in the CVR Register and notify the Purchaser of the same. No service charge shall be made for any registration of transfer of a CVR, but Purchaser and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Purchaser and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.
(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.
2.4 Payment Procedures.
(a) Subject to the remainder of this Section 2.4(a), if any Milestone is achieved prior to the relevant Milestone Deadline Date, Purchaser shall, within thirty (30) Business Days of the achievement of such Milestone, deliver to the Rights Agent a notice (a “Milestone Notice”) indicating the achievement of such Milestone and that the Holders are entitled to receive the applicable Milestone Payment.
(b) The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of funds from Purchaser as required pursuant to Section 4.2, (i) send each Holder at its registered address (or, in the case of Cede & Co., pursuant to the applicable procedures of DTC) a copy of such Milestone Notice and (ii) pay, subject to receipt of cash from Purchaser in accordance with Section 4.2 and any letter of instruction reasonably required by the Rights Agent, the Milestone Payment (excluding certain Covered Milestone Payments to be paid via payroll systems as contemplated by the next sentence) to each of the Holders (x) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Milestone Notice, (y) with respect to any such Holder that is due an amount in excess of $5,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions or (z) with respect to Cede & Co., by wire transfer of immediately available funds pursuant to the applicable procedures of DTC. To the extent Purchaser or any of its Subsidiaries is required under applicable law to deduct or withhold Taxes from any Covered Milestone Payment, Purchaser shall or shall cause one of its Subsidiaries as an agent on its behalf to (A) promptly following the achievement of the applicable Milestone, notify the Rights Agent in writing of the Covered Milestone Payments it intends to satisfy in this manner and (B) prior to or substantially concurrently with the payment of the Milestone Payments by the Rights Agent under this Section 2.4(b), pay, through its applicable payroll system, the applicable Covered Milestone Payments.
(c) If any funds delivered to the Rights Agent for payment to Holders as Milestone Payments remain undistributed to the Holders on the date that is one year after the date of the applicable Milestone Notice, Purchaser shall be entitled to require the Rights Agent to deliver to Purchaser or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment and not disbursed to the Holders (without interest), and, thereafter, such Holders shall look only to Purchaser for the payment of such Holder’s Milestone Payment (subject to abandoned property, escheat and other similar Applicable Laws) only as general creditors thereof with respect to the Milestone Payments that may be payable.
(d) Neither Purchaser, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payments delivered to a public official pursuant to any abandoned property, escheat or other similar Applicable Laws. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Laws, the property of Purchaser or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Purchaser agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Purchaser.
(e) If a Milestone is not achieved prior to the relevant Milestone Deadline Date, Purchaser shall, within thirty (30) Business Days of the relevant Milestone Deadline Date, deliver to the Rights Agent a notice (a “Milestone Non-Achievement Notice”) indicating that such Milestone has not been achieved. The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt, deliver a copy of such Milestone Non-Achievement Notice to the Holders. The Rights Agent will deliver to Purchaser a certificate certifying the date of delivery of such Milestone Non-Achievement Notice to the Holders. If the Rights Agent does not receive from the Acting Holders a written objection to a Milestone Non-Achievement Notice within thirty (30) Business Days after the date of delivery of such Milestone Non-Achievement Notice by the Rights Agent to the Holders, the Holders will be deemed to have accepted such Milestone Non-Achievement Notice, and neither Purchaser nor its Controlled Affiliates will have any further obligation hereunder with respect to such Milestone Payment or otherwise with respect to such Milestone; provided that the foregoing shall not limit any remedies available to the Holders under this Agreement with respect to any breach by Purchaser arising prior to the time such Milestone Non-Achievement Notice is deemed to be accepted pursuant to this sentence.
2.5 U.S. Treatment. Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to Applicable Law, the parties hereto intend, for U.S. federal and applicable state and local income Tax purposes, to treat (i) Milestone Payments with respect to the CVRs received with respect to the Scheme Shares and Company ADSs, as applicable, pursuant to the Transaction Agreement and this Agreement as additional consideration paid at the Effective Time for the Scheme Shares and Company ADSs pursuant to the Transaction Agreement, (ii) each of Milestone 1 and Milestone 2 as covered by separate CVRs (the Milestone 1 CVRs and Milestone 2 CVRs, respectively) and (iii) Covered Milestone Payments, and not the receipt of any such CVR, for all U.S. federal and applicable state and local income Tax purposes, as compensation (subject to withholding Taxes to the extent required by Applicable Law) in the year in which the Covered Milestone Payment is made (provided that, for the avoidance of doubt, treatment in any jurisdiction outside of the United States will be determined by Purchaser in its good faith discretion following consultation with a reputable international tax accounting firm).
2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest.
(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.
(b) The CVRs shall not represent any equity or ownership interest in Purchaser or in any constituent company to the Transaction or any of their respective Affiliates.

2.7 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Purchaser or any of its Affiliates without consideration therefor. Purchaser shall notify the Rights Agent in writing of the abandonment by Holder of such CVR. Nothing in this Agreement shall prohibit Purchaser or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Purchaser or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6. Purchaser shall notify the Rights Agent in writing of any such extinguishment of a CVR.
2.8 Withholding. Purchaser, its Affiliates, and the Company (as applicable) shall be entitled to deduct and withhold from the Milestone Payments or Covered Milestone Payments (as applicable), such amounts, if any, of Tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law. Purchaser will cooperate in good faith with the Holders to implement payment arrangements in respect of the settlement of the Milestone Payments and the Covered Milestone Payments (including through the use of appropriate agents that will, to the extent legally permissible, minimize both the amount of, and the administrative burdens associated with, such deduction or withholding). To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts (a) shall be remitted to the applicable Taxing Authority within the time limits imposed by Applicable Law and (b) shall be treated for all purposes of this Agreement and the Scheme of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made.
3. THE RIGHTS AGENT
3.1 Certain Duties and Responsibilities. Purchaser hereby appoints the Rights Agent to act as rights agent for Purchaser in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct (each as determined by a final judgment of a court of competent jurisdiction).
3.2 Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:
(a) the Rights Agent may rely and shall be protected and held harmless by Purchaser in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it, in the absence of bad faith, to be genuine and to have been signed or presented by the proper party or parties;
(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith or willful or intentional misconduct on its part (in each case as determined by a final judgment of a court of competent jurisdiction), incur no liability and be held harmless by Purchaser for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;
(c) the Rights Agent may engage and consult with counsel of its selection and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Purchaser in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith and in reliance thereon;
(d) in the event of litigation or other dispute resolution, the Rights Agent may engage and consult with regulatory experts, drug development experts and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;
(e) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;
(f) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Purchaser with respect to any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Purchaser only;
(h) the Rights Agent shall have no liability and shall be held harmless by Purchaser in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Purchaser), nor shall it be responsible for any breach by Purchaser of any covenant or condition contained in this Agreement, except for any such breach resulting from the Rights Agent’s gross negligence, bad faith or willful or intentional misconduct (each as determined by a final judgment of a court of competent jurisdiction);
(i) Purchaser agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the reasonable out-of-pocket costs and expenses of defending Rights Agent against any claim, charge, demand, suit or loss, unless such loss has been determined by final, non-appealable order of a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;
(j) the Rights Agent shall not be liable for special, punitive, incidental, indirect or consequential damages under any provision of this Agreement or for any special, punitive, incidental, indirect or consequential damages arising out of any act or failure to act hereunder;
(k) Purchaser agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon by the Rights Agent and Purchaser in a written fee schedule (the “Fee Schedule”) executed on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes));
(l) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;
(m) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its officers, directors and employees) or by or through its attorneys or agents. The Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Purchaser resulting from any such act, omission, default, neglect or misconduct in the absence of gross negligence, bad faith or willful misconduct of the Rights Agent (each as determined by a final judgment of a court of competent jurisdiction) in the selection and continued employment thereof;
(n) notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the aggregate of the Up-Front Fee (as defined in the Fee Schedule) and the amount of fees paid (not including reimbursed expenses) by the Purchaser to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought other than to the extent such liabilities are a result of the gross negligence, bad faith or willful misconduct of the Rights Agent (each as determined by a final judgment of a court of competent jurisdiction); and
(o) all funds received by Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by Computershare as agent for Purchaser and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Purchaser. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to the Purchaser, any Holder or any other Person, unless there is a diminution of the Funds due to a deposit or investment made by the Rights Agent, in which case, the Rights Agent agrees that such interest, dividends or earnings shall accrue to the benefit of Purchaser to the extent of such diminution of the Fund.
The provisions of this Section 3 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent and the exercise, termination and the expiration of the CVR.
3.3 Resignation and Removal; Appointment of Successor.
(a) The Rights Agent may resign at any time by giving written notice thereof to Purchaser specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified. Purchaser has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect. Notice of such removal shall be given by Purchaser to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.
(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Purchaser shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Purchaser shall fail to make such appointment within a period of sixty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the Acting Holders or incumbent Rights Agent may apply (if the Rights Agent so elects) to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.
(c) Purchaser shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Purchaser fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be transmitted at the expense of Purchaser. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.
(d) Notwithstanding anything else in this Section 3.3, unless consented to in writing by the Acting Holders, Purchaser shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of an international commercial bank.
(e) The Rights Agent will cooperate with Purchaser and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.
3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Purchaser and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Purchaser or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent, except for such rights of the retiring Rights Agent which expressly survive its termination or resignation hereunder.
4. COVENANTS
4.1 List of Holders. Promptly following the Effective Time (including from time to time following the issuance of additional CVRs), Purchaser shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent and received from the Paying Agent (and, in the case of the Holders who held Covered Equity Awards, received from the Company), the names and addresses of the Holders (including the Eligible Company ADS Holders).
4.2 Payment of Milestone Payments. If a Milestone has been achieved in accordance with this Agreement, Purchaser shall, promptly (but in any event no later than ten (10) Business Days) following the delivery of a Milestone Notice, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the applicable Milestone Payment to all Holders (other than holders entitled to certain Covered Milestone Payments as set forth in Section 2.4).
4.3 Books and Records. Purchaser shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.
4.4 Further Assurances. Purchaser agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.
4.5 Annual Statements. Within 60 days of the end of each of Purchaser’s fiscal years ending after the date hereof and prior to the expiration of the latest Milestone Deadline Date, Purchaser shall provide the Rights Agent with a written statement setting forth in reasonable detail the status of each Milestone, including reasonable detail regarding the efforts Purchaser is undertaking and has over the past year undertaken to achieve the Milestones. Promptly after the Rights Agent’s receipt of such statement, it shall cause such statement to be delivered to the Holders.
4.6 Diligent Efforts. Commencing upon the Closing Date and continuing until the earlier of (x) with respect to a given Milestone, the relevant Milestone Deadline Date and (y) the achievement of all Milestones, Purchaser shall, and shall cause its controlled Aﬃliates to, use Diligent Eﬀorts to achieve the Milestones. Without limiting the foregoing, neither Purchaser nor any of its controlled Affiliates shall act in bad faith for the purpose of avoiding achievement of the Milestones or the payment of any Milestone Payment. Notwithstanding the foregoing, neither Purchaser nor any of its controlled Affiliates shall be required to (i) develop Filsuvez in any indication other than for the treatment of recessive dystrophic epidermolysis bullosa or (ii) develop (or further develop) Filsuvez in any country other than the United States.
5. AMENDMENTS
5.1 Amendments without Consent of Holders.
(a) Without the consent of any Holders, Purchaser at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:
(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;
(ii) to add to the covenants of Purchaser such further covenants, restrictions, conditions or provisions as Purchaser shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Transaction Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;
(v) to evidence the assignment of this Agreement by Purchaser as provided in Section 7.3; or
(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Purchaser and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Purchaser pursuant to Section 2.7.
(c) Promptly after the execution by Purchaser and/or the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Purchaser shall transmit or cause the Rights Agent to transmit a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
5.2 Amendments with Consent of Holders.
(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of any Holder), with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Purchaser and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.
(b) Promptly after the execution by Purchaser and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Purchaser shall transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
5.3 Execution of Amendments. Prior to executing any amendment permitted by this Section 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Purchaser stating that the execution of such amendment is authorized or permitted by this Agreement. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Purchaser. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts or duties under this Agreement or otherwise.
5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.
6. REMEDIES OF THE HOLDERS
6.1 Event of Default. “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Applicable Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):
(a) default in the payment by Purchaser pursuant to the terms of this Agreement of all or any part of the Milestone Payment after a period of ten (10) Business Days after the Milestone Payment shall become due and payable; or
(b) material default in the performance, or breach in any material respect, of any covenant or warranty of Purchaser hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “Notice of Default” hereunder and is sent by registered or certified mail to Purchaser by the Rights Agent or to Purchaser and the Rights Agent by the Acting Holders.
6.2 General Enforcement of Rights of Holders. Any actions seeking the enforcement of the rights of Holders hereunder may be brought by the Acting Holders, acting on behalf of the Holders; provided that any actions taken by the Acting Holders shall be undertaken in accordance with Applicable Law and the provisions of this Agreement. Upon the occurrence of an Event of Default, the Acting Holders may commence an arbitration proceeding to protect the rights of the Holders, including to obtain payment for any amounts then due and payable. In the event that, at any time after the Acting Holders shall have commenced such arbitration proceeding, and before any award shall have been obtained, Purchaser shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due under this Agreement and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel (if any), and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Purchaser and to the Rights Agent, shall waive all defaults that are the subject of such arbitration proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.
6.3 Rights upon Certain Insolvency Proceedings Involving Purchaser. In the event of an insolvency, bankruptcy or similar proceeding of Purchaser, Holders shall be entitled to assert claims in such proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of Purchaser or by any creditor of Purchaser. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence arbitration proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.
7. OTHER PROVISIONS OF GENERAL APPLICATION
7.1 Notices to the Rights Agent and Purchaser. Any notice or other communication required or permitted to be delivered to Purchaser or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide or international overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto from the primary recipient thereof); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):
If to the Rights Agent, to it at:

Computershare Trust Company, N.A.
Computershare Inc.
150 Royall Street
Canton, MA 02021
Attention: Client Services

If to Purchaser, to it at:

Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
Parma, 43122
Italy
Attention:	Marco Vecchia and Giacomo Chiesi
Email:	m.vecchia@chiesi.com
g.chiesi@chiesi.com

With a copy to:

Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036
Attention:	Alain Decombe
David Rosenthal
Michael Darby
Email:	Alain.Decombe@dechert.com
David.Rosenthal@dechert.com
Michael.Darby@dechert.com
The Rights Agent or Purchaser may specify a different address or email address by giving notice in accordance with this Section 7.1.
7.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures (in respect of CVRs registered in the name of Cede & Co. only) or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice.
7.3 Purchaser Successors and Assigns. Purchaser may not directly or indirectly assign any or all of its rights, interests or obligations hereunder to any person or entity without the prior written consent of the Acting Holders; provided, that Purchaser may assign, any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other Person, to one or more direct or indirect wholly-owned Subsidiaries of Purchaser (but only so long as they remain wholly-owned Subsidiaries of Purchaser) (provided that such assignment would not be adverse to the Holders) and (b) to any other person or entity with the prior written consent of the Acting Holders (each permitted assignee under clause (a) or (b) and any subsequent assignee under the next sentence, an “Assignee”); provided that the Assignee agrees in writing to assume and be bound by all of the terms and conditions of this Agreement. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement; provided, however, that in connection with any assignment to an Assignee, Purchaser (or the other assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all covenants, agreements and obligations of Purchaser hereunder, with such Assignee substituted for Purchaser under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Purchaser’s successors and each Assignee. Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Purchaser’s, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Purchaser’s successors (including following a Change of Control) and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all of the CVRs and the performance of every obligation, agreement and covenant of this Agreement on the part of Purchaser to be performed or observed. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder service business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. The purchase of all or substantially all of the Rights Agent's assets employed in the performance of transfer agent or corporate trust activities shall be deemed a merger or consolidation for purposes of this Section 7.3. Any attempted assignment of this Agreement or any rights, interests or obligations in violation of this Section 7.3 shall be void and of no effect.

7.4 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Purchaser, Purchaser’s successors and Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder; provided that the Acting Holders and the Holders shall be considered third party beneficiaries solely to the extent set forth in Sections 2.8, 3.3 and 6) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Purchaser, Purchaser’s successors and Assignees, the Acting Holders and the Holders (solely to the extent set forth in Sections 2.8, 3.3 and 6). Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. The Holders of CVRs shall have no rights except the contractual rights as are expressly set forth in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Purchaser, which notice, if given, shall be irrevocable, and Purchaser may, in its sole discretion, at any time offer consideration to Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.
7.5 Governing Law. This Agreement, the CVRs and all actions arising under or in connection herewith and therewith (whether sounding in contract, tort or otherwise) shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
7.6 Arbitration. Any dispute, controversy or claim (including any claim for breach hereof) based upon, relating to or arising out of this Agreement or any transaction contemplated hereby (other than a dispute, controversy or claim asserted against or by the Rights Agent to the extent pertaining to the Rights Agent’s rights, immunities, liabilities, duties, responsibilities or obligations hereunder) shall be resolved by binding arbitration conducted in accordance with the Rules of Arbitration (“Rules”) of the International Chamber of Commerce (the “ICC”). The arbitration shall be conducted by a panel of three arbitrators, each of whom shall be independent and a lawyer or retired judge with at least fifteen years’ experience in the pharmaceutical industry and with mergers and acquisitions. No later than fifteen days after an arbitration proceeding is commenced under this Section 7.6, Purchaser shall nominate one arbitrator and the Holder (or, if more than one Holder is a party to the arbitration proceeding, all such Holders collectively) shall nominate one arbitrator, and the two so nominated arbitrators shall select the third arbitrator. If the two arbitrators cannot or fail to agree upon the third arbitrator within fifteen days of their confirmation by the ICC, the third arbitrator shall be appointed by the ICC in accordance with the Rules. The arbitration shall be administered by the ICC acting through its International Court of Arbitration. The arbitration shall be conducted in the English language and the seat, or place, of the arbitration shall be the city of New York, New York. Hearings shall be conducted in New York, New York, or at such other location as mutually agreed by Purchaser and the Holder or Holders that are party to the arbitration proceeding. The arbitration award shall be final, conclusive, binding and non-appealable and shall not be subject to further review by any court. The arbitrator shall have no power to amend or supplement the terms of this Agreement or the Transaction Agreement or act ex aequo et bono. Judgment upon the award may be entered in any court having jurisdiction thereof. Each party shall bear his, her or its own costs of any such arbitration or investigation in respect of any dispute. Any award payable in favor of the Holders or the Rights Agent as a result of arbitration shall be distributed to the Holders on a pro rata basis, based on the number of CVRs held by each Holder.
7.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision; provided, however, that if any excluded language shall adversely affect rights, immunities, liabilities, duties, responsibilities or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.
7.8 Termination. This Agreement shall be terminated and of no force or effect, the parties hereto shall have no liability hereunder (other than those rights of the Rights Agent which shall under the express terms of this Agreement), and no payments shall be required to be made, upon the earliest to occur of (a) the payment of the full amount of the potential Milestone Payments required to be paid under the terms of this Agreement pursuant to Section 2.4, (b) the termination of the Transaction Agreement in accordance with its terms prior to the occurrence of the Effective Time and (c) 90 days following the latest Milestone Deadline Date. Notwithstanding the foregoing, no such termination shall affect any rights or obligations accrued prior to the effective date of such termination (including in respect of breaches of this Agreement by Purchaser prior to such termination) or this Section 7, which shall survive the termination of this Agreement, or the resignation, replacement or removal of the Rights Agent.
7.9 Entire Agreement; Counterparts. As between the Purchaser and the Holders, this Agreement, the Support Agreements and the Transaction Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof. As between the Purchaser and the Rights Agent, this Agreement and any schedule or exhibit attached hereto constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between such parties, with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Transaction Agreement, this Agreement shall govern and be controlling. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by .PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
7.10 Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall promptly notify the Purchaser of and shall not be liable for any delays or failures in performance of any act, duty, obligation or responsibility by reason of any occurrence beyond its reasonable control (but only for so long as and to the extent that such occurrence continues) including, without limitation, acts of God, terrorist acts, epidemics, pandemics, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest. The Rights Agent shall promptly resume performance under this Agreement following the end of such occurrence.
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
CHIESI FARMACEUTICI S.P.A.

By:
Name:
Title:

COMPUTERSHARE INC.
COMPUTERSHARE COMPANY, N.A.

By:
Name:
Title:

Annex D
VOTING AND TRANSACTION SUPPORT AGREEMENT
FOR COMPANY SECURITYHOLDERS
This Voting And Support Agreement (this “Agreement”) is made and entered into as of January 8, 2023 by and among Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Purchaser”), and the securityholder of Amryt Pharma plc, a public limited company incorporated under the laws of England and Wales (the “Company”) listed on Schedule A hereto (“Securityholder”). Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement (as defined below).
RECITALS:
A.
Securityholder is the record or beneficial owner of (i) the securities of the Company (including Company ADSs, Company Share Options, Company RSUs and Company PSUs) as set forth opposite Securityholder’s name on Schedule A hereto (such securities, together with any other securities of the Company or Purchaser acquired by Securityholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Securities”) and (ii) 5.00% convertible senior notes due 2025 issued pursuant to the Indenture (the “Company Convertible Notes”).

B.
On the terms and subject to the conditions set forth in the Transaction Agreement by and between Purchaser and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Transaction Agreement”), Purchaser will acquire the entire issued share capital of the Company by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”).

C.
In order to induce Purchaser to enter into the Transaction Agreement and in consideration of the execution thereof by Purchaser, Securityholder, solely in Securityholder’s capacity as holder of the Subject Securities and the Company Convertible Notes, has entered into this Agreement and agrees to be bound hereby.

Now Therefore, in consideration of the promises and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1. No Transfer of Subject Securities. During the term of this Agreement, Securityholder shall not cause or permit any Transfer (as defined below) of any of the Subject Securities or enter into any agreement, option or arrangement with respect to a Transfer of any of the Subject Securities. Following the date hereof, during the term of this Agreement and except as required by this Agreement, Securityholder shall not deposit (or permit the deposit of) any Subject Securities in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Subject Securities or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Securities (excluding, for the avoidance of doubt, the Depositary). For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Securities if such Person directly or indirectly: (a) sells, pledges, encumbers, grants an option with respect to, transfers, assigns, or otherwise disposes of any Subject Securities, or any interest in such Subject Securities; or (b) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Securities or any interest therein, in each case other than pursuant to ordinary course prime brokage relationships. Notwithstanding the foregoing, Securityholder may make (i) if Securityholder is an individual, transfers by will or by operation of law or other transfers for estate-planning purposes or charitable purposes, (ii) with respect to Securityholder’s Company Share Options, if any, which expire on or prior to the termination of this Agreement, exercises, transfers, sale, or other disposition of such Company Share Options or, if applicable, Subject Securities on exercise of such Company Share Options to the Company as payment for the (A) exercise price of Securityholder’s Company Share Options and (B) any amount of Tax applicable to the exercise, transfers, sale or other disposition of Securityholder’s Company Share Options, (iii) with respect to Securityholder’s Company RSUs, if any, (A) cancellation in consideration for the net settlement of Securityholder’s Company RSUs settled in Subject Securities (to pay any amount of Tax required to deduct and withhold with respect to the cancellation of such Company RSUs) or (B) transfers for receipt upon settlement of such Securityholder’s Company RSU, and the sale of a sufficient number of such Subject Securities acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate amount of Tax payable by Securityholder as a result of such settlement, (iv) with respect to Securityholder’s Company PSUs, if any, (A) cancellation in consideration for the net settlement of Securityholder’s Company PSUs settled in Subject Securities (to pay any amount of Tax required to deduct and withhold with respect to the cancellation of such Company PSUs) or (B) transfers for receipt upon settlement of such Securityholder’s Company PSU, and the sale of a sufficient number of such Subject Securities acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate amount of Tax payable by Securityholder as a result of such settlement, (v) if Securityholder is a partnership or limited liability company, a transfer to one or more partners or members of Securityholder or to an affiliated corporation, trust or other entity under common control with Securityholder, or if Securityholder is a trust, a transfer to a beneficiary, (vi) transfers to a transferee that has signed a voting agreement with terms no less favorable to Purchaser than this Agreement, (vii) the exchange of Company ADSs for Company Ordinary Shares, or vice versa, in accordance with the Deposit Agreement, or (viii) the issuance of Company Ordinary Shares or Company ADSs pursuant to the Indenture; provided that, in each of (i), (iii), (iv) and (v) above, as a condition to such transfer the transferee agrees in writing to be bound by the terms and conditions of this Agreement; provided further that, for the avoidance of doubt, Company Ordinary Shares or Company ADSs issued pursuant to clause (vii) or (viii) above shall immediately constitute Subject Securities hereunder. If any voluntary or involuntary transfer of any Subject Securities covered hereby shall occur (including a transfer or disposition permitted by Section 1(i) through Section 1(viii), sale by a Securityholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Securityholder and has not executed a counterpart hereof or joinder hereto.
2. Agreement to Vote Shares. At any meeting of Company Shareholders or at any adjournment thereof, in any action by written consent or in any other circumstances upon which Securityholder’s vote, consent or other approval is sought, Securityholder shall vote (or cause to be voted), as applicable, all of the Subject Securities then owned by the Securityholder that are then entitled to be voted: (a) in favor of: (i) the Scheme of Arrangement at the Scheme Meeting (or any adjourned meeting thereof), (ii) the Company Shareholder Resolution at the Company GM (or any adjourned meeting thereof); (iii) any proposal to adjourn or postpone any such meeting to a later date if there are not sufficient votes to approve the Scheme of Arrangement and/or the Company Shareholder Resolution; and (iv) any other resolution necessary or desirable to implement the Transactions, and (b) against: (i) any resolution to approve an Acquisition Proposal (including any resolution to approve a scheme of arrangement relating thereto) or any of the transactions contemplated thereby, (ii) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Transaction Agreement or of Securityholder under this Agreement, and (iii) any action, proposal, transaction, or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transactions or the fulfillment of the conditions to Closing under the Transaction Agreement.
Securityholder agrees that the Subject Securities then owned by the Securityholder that are entitled to be voted shall be voted (or caused to be voted) as set forth in the preceding sentence whether or not such Securityholder’s vote, consent or other approval is sought on only one or on any combination of the matters set forth in this Section 2 and at any time or at multiple times during the term of this Agreement.
3. Opportunity to Review. Securityholder acknowledges receipt of the Transaction Agreement and represents that he, she, or it has had (a) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Transaction Agreement and this Agreement, and (b) the opportunity to review and discuss the Transaction Agreement, the Transactions and this Agreement with his, her or its own advisors and legal counsel.
4. Confidentiality and Public Disclosure. From the date of this Agreement until the Closing, the Securityholder shall not make any public announcements regarding this Agreement, the Transaction Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (a) that the Company and Purchaser agree upon, (b) that the Securityholder deems necessary or appropriate under Applicable Law or (c) required by obligations pursuant to any listing agreement with any national securities exchange or stock market. Securityholder hereby authorizes Purchaser and the Company to publish and disclose its identity and ownership of the Subject Securities and the nature of its obligations under this Agreement in the initial press release contemplated by Section 7.3 of the Transaction Agreement, any announcement or disclosure required by Applicable Law, the Court or the SEC and in the Forms of Proxy or the Scheme Circular.

5. Representations and Warranties of Securityholder. Securityholder hereby represents and warrants as follows:
(a) Securityholder (a) is the record or beneficial owner of the Subject Securities, free and clear of any liens, adverse claims, charges or other encumbrances of any nature whatsoever (other than pursuant to (i) restrictions on transfer under applicable securities laws, (ii) this Agreement, (iii) the Deposit Agreement and (iv) ordinary course prime brokerage relationships), and (b) does not beneficially own any securities of the Company (including Company ADSs, options, Company RSUs, Company PSUs or Company Convertible Notes) other than as set forth opposite its name on Schedule A.
(b) Except with respect to obligations under the Company Organizational Documents, as applicable, Securityholder has the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Securities, and none of the Subject Securities are subject to any voting trust or other agreement, arrangement or restriction with respect to the Transfer or the voting of the Subject Securities (other than restrictions on transfer under applicable securities laws), except as set forth in this Agreement, the Transaction Agreement or the Deposit Agreement.
(c) Securityholder (a) if not a natural person, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (b) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with the terms hereof. The execution and delivery by Securityholder of this Agreement, the consummation by Securityholder of the transactions contemplated hereby and the compliance by Securityholder with the provisions hereof have been duly authorized by all requisite corporate, company, partnership or other action on the part of Securityholder, and no other corporate, company, partnership or other proceedings on the part of Securityholder are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.
(d) This Agreement has been duly executed and delivered by Securityholder, constitutes a valid and binding obligation of Securityholder and, assuming due authorization, execution and delivery by the other parties hereto, is enforceable against Securityholder in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.
(e) The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in (a) any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of the organizational documents of Securityholder, if applicable, (b) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any (i) statute, law, ordinance, rule or regulation or (ii) judgment, order or decree, in each case, applicable to Securityholder or its properties or assets, or (c) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any material contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Securityholder is a party or by which Securityholder or Securityholder’s assets are bound, in the case of each of clauses (a) through (c), to the extent such violation, breach or other action would prevent, enjoin or materially delay the performance by such Securityholder of its, his or her obligations under this Agreement.
6. Termination. This Agreement shall terminate automatically upon the earliest of (a) as to the Securityholder, the Effective Time, (b) such date and time as the Transaction Agreement shall be terminated in accordance with Article IX thereof, (c) as to Securityholder, such date and time as any amendment or change to the Transaction Agreement is effected without the Securityholder’s prior written consent that (A) decreases the amount, or changes the form, of consideration (including changing any of the terms of the CVR Agreement) payable under the Transaction Agreement or (B) changes the treatment of the Company Convertible Notes under the Transaction Agreement (including the treatment of any Company Ordinary Shares or Company ADS issuable upon conversion of the Company Convertible Notes), whether by changing Section 6.6(a) of the Transaction Agreement or any other sections of the Transaction Agreement of which the holders of Company Convertible Notes are third party beneficiaries, changing the terms of the Company Shareholder Resolution or the Scheme of Arrangement attached to the Transaction Agreement as of the date hereof, or otherwise; provided, that such termination shall only be effective if Securityholder provides Purchaser with written notice of such termination within ten Business Days after the Securityholder is notified in writing by the Purchaser of such amendment or change, or (d) as to Securityholder, the written agreement of Purchaser and Securityholder. In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that (i) no such termination of this Agreement shall relieve any party hereto from any liability for any Fraud or Willful Breach of any provision of this Agreement prior to such termination and (ii) Sections 9 through 16 shall survive such termination, and in the case of Section 10, only with respect to specific performance of the other surviving provisions. Notwithstanding the foregoing, Section 1 shall terminate on the End Date, as such term is defined in the Transaction Agreement as in effect on the date hereof, including as such date may be extended pursuant to Section 9.1(b)(i) thereof.
7. No Solicitation; General Covenants.
(a) Subject to Section 9, Securityholder shall not, and shall cause its Subsidiaries, directors, officers and other controlled Affiliates not to, and direct its external advisors not to: (a) solicit, seek, initiate, knowingly encourage, or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal; (b) engage in, continue, or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal; (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to an Acquisition Proposal; or (d) take any action that a Representative of the Company is prohibited from taking pursuant to Section 6.2(a) of the Transaction Agreement. Notwithstanding the foregoing, Securityholder may (and may permit its Affiliates and its and its Affiliates’ Representatives to) participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if the Company is permitted to engage in discussions or negotiations with such Person in accordance with Section 6.2 of the Transaction Agreement.
(b) Securityholder shall not (i) enter into any contract that violates or conflicts in any material respect with or would reasonably be expected to violate or conflict in any material respect with, or result in or give rise to a violation of or conflict in any material respect with, the Securityholder’s representations, warranties, covenants and obligations under this Agreement or (ii) take any action that would be reasonably expected to restrict or otherwise affect in any material respect the Securityholder’s legal power, authority and right to comply with and perform the Securityholder’s covenants and obligations under this Agreement.
8. No Agreement as Director or Officer. Securityholder makes no agreement or understanding in this Agreement in Securityholder’s capacity as a director or officer of the Company or any of their respective subsidiaries (if Securityholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Securityholder in Securityholder’s capacity as such a director or officer, including in exercising rights under the Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict Securityholder from exercising Securityholder’s fiduciary duties as an officer or director to the Company or the Company Shareholders.
9. Successors, Assigns and Transferees Bound. Without limiting Section 1 hereof in any way, each Securityholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Securities from the date hereof through the termination of this Agreement and shall, to the extent permitted by Applicable Laws, be binding upon any Person to which legal or beneficial ownership of the Subject Securities shall pass, whether by operation of law or otherwise, including Securityholder’s heirs, guardians, administrators, successors or permitted assigns, and Securityholder further agrees to take all reasonable actions necessary to effectuate the foregoing.
10. Remedies. Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause the non-breaching party irreparable harm. Accordingly, each party hereto agrees that in the event of any breach or threatened breach of this Agreement, the non-breaching party, in addition to any other remedies at law or in equity each may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.
11. Notices. All notices and other communications hereunder shall be in writing (including electronic mail) and shall be deemed to have been duly given in accordance with the terms of the Transaction Agreement and addressed to the respective parties as follows: if to Purchaser, to its address or electronic mail address set forth in Section 10.1 of the Transaction Agreement and if to Securityholder, to the address or electronic mail address set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify for the purpose of providing notice to the other party hereto.
12. Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Applicable Law, each party hereby waives any provision of Applicable Law that renders any such provision prohibited or unenforceable in any respect.
13. Entire Agreement/Amendment. This Agreement (including the provisions of the Transaction Agreement referenced herein) represents the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed and delivered by the parties hereto.
14. Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction Each of the parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other parties or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereby consents to the service of process in accordance with Section 11 in any action relating to this Agreement or any of the transactions contemplated by this Agreement; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.
15. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the Company Organizational Documents, the Transaction Agreement and the Transactions, (b) the Transaction Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.
16. Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[SIGNATURE PAGES FOLLOW]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.
[SECURITYHOLDER]
By:

By:	/s/
Name:
Title:
Signature Page to Voting and Support Agreement

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.
CHIESI FARMACEUTICI S.P.A.

By:	/s/
Name:
Title:
Signature Page to Voting and Support Agreement

SCHEDULE A
Name and Address of Securityholder	Number and Class of Subject Securities					Other Securities
	Company Ordinary Shares	Company ADSs	Company Share Options	Company RSUs	Company PSUs	Convertible Notes